FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2012

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Items

Item 1	Notice of Annual Meeting of Shareholders

Item 2	Management Proxy Circular

Item 3	Proxy Form

Item 4	Annual Report

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: March 23, 2012	By:	/s/ Sean Finn
		Name:	Sean Finn
		Title:	Executive Vice-President Corporate Services and Chief Legal Officer

Item 1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Our annual meeting of holders of common shares will be held at

THE WORLD TRADE AND CONVENTION CENTRE
GRAND BALLROOM (ROOM 200C)
1800 ARGYLE STREET
HALIFAX, NOVA SCOTIA (CANADA)

on Tuesday, April 24, 2012, at 10:00 a.m. (Atlantic Daylight Time) for the purposes of:

1.	receiving the consolidated financial statements for the year ended December 31, 2011, and the auditors’ reports thereon;

2.	electing the directors;

3.	appointing the auditors;

4.
considering and approving, in an advisory, non-binding capacity, a resolution (the full text of which is set out on page 6 of the accompanying management information circular) accepting the Company’s approach to executive compensation as disclosed in the Statement of Executive Compensation section of the accompanying management information circular; and

5.	transacting such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

The directors have fixed March 7, 2012 as the record date for the determination of the holders of common shares entitled to receive notice of the Meeting.

By order of the Board of Directors

(Signed) Sean Finn
Sean Finn
EXECUTIVE VICE-PRESIDENT
CORPORATE SERVICES AND CHIEF LEGAL OFFICER
AND CORPORATE SECRETARY

March 13, 2012
Montréal, Quebec

Item 2

MANAGEMENT INFORMATION CIRCULAR

APRIL 24, 2012

AND NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

CN

March 13, 2012

Dear Shareholder:

On behalf of the Board of Directors and Management of Canadian National Railway Company (the “Company”), we cordially invite you to attend the annual meeting of shareholders that will be held this year at the World Trade and Convention Centre, Grand Ballroom (Room 200C), 1800 Argyle Street, Halifax, Nova Scotia (Canada), on Tuesday, April 24, 2012, at 10:00 a.m. (Atlantic Daylight Time).

This Information Circular describes the business to be conducted at the meeting and provides information on executive compensation and CN’s governance practices. In addition to these items, we will discuss, at the meeting, highlights of our 2011 performance and our plans for the future. You will have the opportunity to meet and interact with your directors and the senior officers of the Company.

Your participation in the affairs of the Company is important to us. If you are unable to attend in person, we encourage you to complete and return the enclosed proxy form or voting instruction form in the envelope provided for this purpose so that your views can be represented. Also, it is possible for you to vote over the Internet by following the instructions on the enclosed forms. Even if you plan to attend the meeting, you may find it convenient to express your views in advance by completing and returning the proxy form or voting instruction form or by voting over the Internet.

If your shares are not registered in your name but are held in the name of a nominee, you may wish to consult the information on page 5 of the Information Circular with respect to how to vote your shares.

A live webcast of the meeting will be available on the Company’s website at www.cn.ca.

We look forward to seeing you at the meeting.

Sincerely,

(Signed) Claude Mongeau	(Signed) David G.A. McLean
Claude Mongeau	David G.A. McLean
PRESIDENT AND CHIEF EXECUTIVE OFFICER	CHAIRMAN OF THE BOARD

INFORMATION CIRCULAR

This management information circular (the “Information Circular”) is provided in connection with the solicitation of proxies by management of Canadian National Railway Company for use at the annual meeting of its shareholders or at any adjournment or postponement thereof (the “Meeting”). In this document “you” and “your” refer to the shareholders of, and “CN”, the “Company” or “we”, “us”, “our” refer to, Canadian National Railway Company. The Meeting will be held on Tuesday, April 24, 2012, at 10:00 a.m. (Atlantic Daylight Time) for the purposes set forth in the foregoing Notice of Meeting. The information contained herein is given as at February 29, 2012, except as indicated otherwise.

IMPORTANT– If you are not able to attend the Meeting, please exercise your right to vote by signing the enclosed form of proxy or voting instruction form and, in the case of registered shareholders and holders of Employee Shares (as such term is defined in this Information Circular) by returning it to Computershare Trust Company of Canada in the enclosed envelope, or by voting over the Internet no later than 5:00 p.m. (Atlantic Daylight Time) on April 23, 2012, or, if the Meeting is adjourned or postponed, by no later than 5:00 p.m. (Atlantic Daylight Time) on the business day prior to the day fixed for the adjourned or postponed meeting. If you are a non-registered shareholder, reference is made to the section entitled “How do I vote if I am a non-registered shareholder?” on page 5 of this Information Circular.

What’s Inside

3	Questions and Answers – Voting and Proxies

6	Business of the Meeting

6	Financial Statements
6	Election of Directors
6	Appointment of Auditors
6	Advisory Vote on Executive Compensation

7	Nominees for Election to the Board

7	Description of Nominees
14	Board of Directors Compensation
18	Board and Committee Attendance
19	Additional Disclosure Relating to Directors

20	Statement of Corporate Governance Practices

20	General
20	Code of Business Conduct
21	Independence of Directors
21	Independent Chairman of the Board
22	Position Descriptions
22	Election of Directors
22	Committees of the Board
24	Board and Committee Meetings
24	Director Selection
27	Board Performance Assessment
27	Board Compensation
28	Director Orientation and Continuing Education
30	Audit Committee Disclosure

34	Statement of Executive Compensation

35	Human Resources and Compensation Committee
38	Compensation Discussion and Analysis
54	Summary Compensation Table
57	Incentive Plan Awards
62	Employment Contracts/Arrangements
63	Pension Plan Benefits
67	Termination and Change of Control Benefits
68	Currency Exchange Information

69	Other Information

69	Securities Authorized for Issuance Under Equity Compensation Plans
69	Indebtedness of Directors and Executive Officers
69	Interest of Informed Persons and Others in Material Transactions
69	Directors’ and Officers’ Insurance
69	Shareholder Proposals
69	Availability of Documents
69	Approval

70	SCHEDULE “A” – Mandate of the Board

72	SCHEDULE “B” – Reports of the Committees

CN MANAGEMENT INFORMATION CIRCULAR	2

QUESTIONS AND ANSWERS

Voting and Proxies

The following questions and answers provide guidance on how to vote your shares.

Who can vote?

Shareholders who are registered as at the close of business on March 7, 2012 (the “record date”), will be entitled to vote at the Meeting or at any adjournment or postponement thereof, either in person or by proxy.

As of the close of business on February 29, 2012, the Company had outstanding 440,405,713 common shares without par value. Subject to the voting restrictions described below, each common share carries the right to one vote.

To the knowledge of the Directors and senior officers of the Company, based on the most recent publicly available information, the only person who beneficially owns, or exercises control or direction over, directly or indirectly, shares carrying 10% or more of the voting rights attached to any class of shares of the Company is Mr. William H. Gates, III, who, as the sole member of Cascade Investment, L.L.C. and a co-trustee of the Bill & Melinda Gates Foundation Trust, is deemed to have beneficial ownership of and/or control or direction over 50,020,031 common shares of the Company representing 11.36% of the outstanding common shares of CN as of February 29, 2012.

What will I be voting on?

Shareholders will be voting (i) to elect directors of the Company, (ii) to appoint KPMG LLP as auditors of the Company, and (iii) in an advisory, non-binding capacity, on the approach to executive compensation disclosed in the Statement of Executive Compensation section of this Information Circular. Our Board of Directors and our management are recommending that shareholders vote FOR items (i), (ii) and (iii).

How will these matters be decided at the meeting?

A simple majority of the votes cast, in person or by proxy, will constitute approval of these matters.

Who is soliciting my proxy?

Management of the Company is soliciting your proxy. The solicitation is being made primarily by mail, but our directors, officers or employees may also solicit proxies at a nominal cost to the Company. The Company has retained and will pay for the services of Phoenix Advisory Partners for the solicitation of proxies in Canada and the United States, at an aggregate cost estimated to be C$30,000 plus additional costs relating to out-of-pocket expenses.

Who can I call with questions?

If you have questions about the information contained in this Information Circular or require assistance in completing your form of proxy, please call Phoenix Advisory Partners, the Company’s proxy solicitation agent, toll-free at 1-800-926-6756 or by e-mail at inquiries@phoenixadvisorypartners.com.

How can I contact the transfer agent?

You can contact the transfer agent either by mail at Computershare Trust Company of Canada, 100 University Ave., 9th Floor, Toronto, Ontario M5J 2Y1, by telephone at 1-800-564-6253, by fax at 1-888-453-0330 or by email at service@computershare.com.

How do I vote?

If you are eligible to vote and your common shares are registered in your name, you can vote your common shares in person at the Meeting or by proxy, as explained below. If your common shares are held in the name of a nominee, please see the instructions below under “How do I vote if I am a non-registered shareholder?”.

What are the voting restrictions?

Our articles of incorporation, as amended, provide that no person, together with his or her associates, shall hold, beneficially own or control, directly or indirectly, voting shares to which are attached more than 15% in the aggregate of the votes attached to all our voting shares that may ordinarily be cast to elect directors of the Company. In addition, where the total number of voting shares held, beneficially owned or controlled, directly or indirectly, by any one person together with his or her associates exceeds such 15% maximum, no person shall, in person or by proxy, exercise the voting rights attached to the voting shares held, beneficially owned or controlled, directly or indirectly, by such person or his or her associates.

CN MANAGEMENT INFORMATION CIRCULAR	3

How do I vote if I am a registered shareholder?

1.	VOTING BY PROXY

You are a registered shareholder if your name appears on your share certificate. If this is the case, you may appoint someone else to vote for you as your proxy holder by using the enclosed form of proxy. The persons currently named as proxies in such form of proxy are the Board Chair and the President and Chief Executive Officer of the Company. However, you have the right to appoint any other person or company (who need not be a shareholder) to attend and act on your behalf at the Meeting. That right may be exercised by writing the name of such person or company in the blank space provided in the form of proxy or by completing another proper form of proxy. Make sure that the person you appoint is aware that he or she is appointed and attends the Meeting.

●	How can I send my form of proxy?

You can either return a duly completed and executed form of proxy to the transfer agent and registrar for the Company’s common shares, Computershare Trust Company of Canada, in the envelope provided, or you can vote over the Internet by following the instructions on the form of proxy.

●	What is the deadline for receiving the form of proxy?

The deadline for receiving duly completed forms of proxy or a vote over the Internet is 5:00 p.m. (Atlantic Daylight Time) on April 23, 2012, or if the Meeting is adjourned or postponed, by no later than 5:00 p.m. (Atlantic Daylight Time) on the business day prior to the day fixed for the adjourned or postponed meeting.

●	How will my common shares be voted if I give my proxy?

Your common shares will be voted or withheld from voting in accordance with your instructions indicated on the proxy. If no instructions are indicated, your common shares represented by proxies in favour of the Board Chair or the President and Chief Executive Officer will be voted as follows:

FOR the election of management’s nominees as directors,

FOR the appointment of KPMG LLP as auditors,

FOR, in an advisory, non-binding capacity, the approach to executive compensation disclosed in the Statement of Executive Compensation section of this Information Circular, and at the discretion of the proxy holder in respect of amendments to any of the foregoing matters or on such other business as may properly be brought before the Meeting. Should any nominee named herein for election as a director become unable to accept nomination for election, it is intended that the person acting under proxy in favour of management will vote for the election in his or her stead of such other person as management of the Company may recommend. Management has no reason to believe that any of the nominees for election as directors will be unable to serve if elected to office and management is not aware of any amendment or other business likely to be brought before the Meeting.

●	If I change my mind, how can I revoke my proxy?

You may revoke your proxy at any time by an instrument in writing (which includes another form of proxy with a later date) executed by you, or by your attorney (duly authorized in writing), and (i) deposited with the Corporate Secretary of the Company at the registered office of the Company (935 de La Gauchetière Street West, Montréal, Quebec, Canada, H3B 2M9) at any time up to and including 5:00 p.m. (Atlantic Daylight Time) on the last business day preceding the day of the Meeting or any adjournment or postponement thereof, or (ii) filed with the chair of the Meeting on the day of the Meeting or any adjournment or postponement thereof, or in any other manner permitted by law or in the case of a vote over the Internet, by way of a subsequent Internet vote.

2.	VOTING IN PERSON

If you wish to vote in person, you may present yourself to a representative of Computershare Trust Company of Canada at the registration table. Your vote will be taken and counted at the Meeting. If you wish to vote in person at the Meeting, do not complete or return the form of proxy.

CN MANAGEMENT INFORMATION CIRCULAR	4

How do I vote if I am a non-registered shareholder?

If your common shares are not registered in your name and are held in the name of a nominee such as a trustee, financial institution or securities broker, you are a “non-registered shareholder”. If your common shares are listed in an account statement provided to you by your broker, those common shares will, in all likelihood, not be registered in your name. Such common shares will more likely be registered under the name of your broker or an agent of that broker. Without specific instructions, brokers and their agents or nominees are prohibited from voting shares for the broker’s client. If you are a non-registered shareholder, there are two ways, listed below, that you can vote your common shares:

1.	GIVING YOUR VOTING INSTRUCTIONS

Applicable securities laws require your nominee to seek voting instructions from you in advance of the Meeting. Accordingly, you will receive or have already received from your nominee a request for voting instructions for the number of common shares you hold. Every nominee has its own mailing procedures and provides its own signature and return instructions, which should be carefully followed by non-registered shareholders to ensure that their common shares are voted at the Meeting.

2.	VOTING IN PERSON

However, if you wish to vote in person at the Meeting, insert your own name in the space provided on the request for voting instructions provided by your nominee to appoint yourself as proxy holder and follow the signature and return instructions of your nominee. Non-registered shareholders who appoint themselves as proxy holders should present themselves at the Meeting to a representative of Computershare Trust Company of Canada. Do not otherwise complete the request for voting instructions sent to you as you will be voting at the Meeting.

How do I vote if I own Employee Shares?

Common shares purchased by employees of the Company under its Canadian and U.S. Employee Share Investment Plans and its Union and Management Savings Plans for U.S. Operations (the “Plans”), are known as “Employee Shares”. Employee Shares remain registered in the name of the Plans’ custodian (the “custodian”), unless the employees have withdrawn their common shares from the Plans in accordance with their provisions.

Voting rights attached to the Employee Shares that are registered in the name of the custodian can be exercised by employees, or their attorneys authorized in writing, by indicating on the enclosed voting instruction form the necessary directions to the custodian or any other person or company (who need not be a shareholder) as to how they wish their Employee Shares to be voted at the Meeting. Beneficial owners of Employee Shares may also give such voting instructions by telephone or over the Internet. The Employee Shares will be voted pursuant to the directions of the beneficial owner. If no choice is specified for an item, the Employee Shares will be voted in accordance with management’s recommendations mentioned above and at the discretion of the custodian or such other person indicated, in respect of amendments to the items mentioned on the enclosed voting instruction form or on such other business as may properly be brought before the Meeting. Only Employee Shares in respect of which a voting instruction form has been signed and returned (or in respect of which the employee has given voting instructions by telephone or over the Internet) will be voted. If you wish to vote Employee Shares in person at the Meeting, refer to paragraph 2 of the section entitled “How do I vote if I am a non-registered shareholder?”

A holder of Employee Shares may revoke his or her directions, as indicated on a voting instruction form, at any time by an instrument in writing executed by the holder of Employee Shares, or by the holder’s attorney duly authorized in writing, provided such written instrument indicating the holderís intention to revoke is (i) deposited with the Corporate Secretary of CN at the registered office of CN at any time up to and including 5:00 p.m. (Atlantic Daylight Time) on the last business day preceding the day of the Meeting or any adjournment or postponement thereof, or (ii) filed with the chair of the Meeting on the day of the Meeting or any adjournment or postponement thereof, or in any other manner permitted by law, or in the case of directions given by telephone or over the Internet, by way of subsequent telephone or internet directions.

The voting instruction form must be used only with respect to Employee Shares. In the event that an employee holds common shares outside the Plans, he or she must also complete the enclosed form of proxy with respect to such additional common shares. No form of proxy is to be completed with respect to Employee Shares.

CN MANAGEMENT INFORMATION CIRCULAR	5

BUSINESS OF THE MEETING

Financial Statements

Our consolidated financial statements for the year ended December 31, 2011, together with the auditors’ reports thereon, are included in the 2011 Annual Report of the Company, available on our website at www.cn.ca, on SEDAR at www.sedar.com, in the Companyís annual report on Form 40-F available on EDGAR at www.sec.gov, on our website at www.cn.ca, and in print, free of charge, to any shareholder who requests copies by contacting our Corporate Secretary at (514) 399-7091 or Investor Relations at (514) 399-0052.

Election of Directors

Our articles of incorporation, as amended, provide that our Board of Directors shall consist of a minimum of seven and a maximum of 21 directors (hereinafter the “Board” or “Board of Directors”). Pursuant to a resolution of the Board of Directors, 13 persons are to be elected as directors for the current year, each to hold office until the next annual meeting of shareholders or until such person’s successor is elected or appointed.

The term of office of each of the present directors expires at the close of the Meeting. The persons named in the section entitled “Nominees for Election to the Board – Description of Nominees” will be presented for election at the Meeting as management’s nominees. All of the nominees proposed for election as directors are currently directors of the Company. All persons nominated were recommended to the Board of Directors by the Corporate Governance and Nominating Committee. Unless authority is withheld, the persons designated in the accompanying form of proxy or voting instruction form intend to vote FOR the election of these nominees. The persons nominated are, in the opinion of the Board of Directors and management, well qualified to act as directors of the Company for the ensuing year and have confirmed their willingness to serve as directors. The Board of Directors and management do not contemplate that any of these nominees will be unable to serve as a director, but should that occur for any reason before the Meeting, the persons designated in the accompanying form of proxy or voting instruction form reserve the right to vote for another nominee at their discretion unless the shareholder who has given such proxy or voting instruction form has directed that the common shares be withheld from voting on the election of any of the directors.

Appointment of Auditors

The Board of Directors and the Audit Committee recommend that KPMG LLP be appointed to serve as our auditors until the next annual meeting of shareholders. Unless authority is withheld, the persons designated in the accompanying form of proxy or voting instruction form intend to vote FOR the appointment of KPMG LLP as auditors of the Company to hold office until the next annual meeting of shareholders.

Advisory Vote on Executive Compensation

Similarly to last year, the Company is again providing its shareholders with an annual opportunity to cast at its annual meeting an advisory vote on the Company’s approach to executive compensation, as disclosed in the Statement of Executive Compensation section of this Information Circular. Such section describes the role of the Human Resources and Compensation Committee in overseeing compensation of executives and ensuring that it is linked to the Company’s three-year business plan. The section also describes the Company’s executive compensation principles, the structure of the compensation plans for executives, and the alignment of such plans with the interests of our shareholders.

The Board of Directors recommends that shareholders vote FOR the resolution set out below and, unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the following resolution:

“
RESOLVED that, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation disclosed in the section entitled “Statement of Executive Compensation” of the Information Circular of the Company dated March 13, 2012.”

The Board of Directors has adopted a policy to the effect that, if a majority of the shares represented in person or by proxy at the meeting are voted against the above non-binding advisory resolution, the Board Chair or the Chair of the Human Resources and Compensation Committee will oversee a process to engage with shareholders with a view to giving shareholders the opportunity to express their specific concerns. The Board of Directors and the Human Resources and Compensation Committee will consider the results of this process and, if appropriate, review the Company’s approach to executive compensation in the context of shareholders’ specific concerns.

CN MANAGEMENT INFORMATION CIRCULAR	6

NOMINEES FOR ELECTION TO THE BOARD

Description of Nominees

The following tables set out information as of February 29, 2012, unless otherwise indicated, regarding the nominees for election as directors. All nominees are current directors of the Company.

MICHAEL R. ARMELLINO, CFA Age: 72(1) Long Beach Island, New Jersey, U.S.A. Director since: May 7, 1996 Independent
Mr. Armellino, a chartered financial analyst, is a Retired Partner, The Goldman Sachs Group, LP. From 1991 to 1994, Mr. Armellino was chair and Chief Executive Officer of Goldman Sachs Asset Management. Prior to 1991, he had held various positions at Goldman, Sachs & Co., including senior transportation analyst and Partner in Charge of Research.

Mr. Armellino is a Trustee and member of the Executive Committee of the Peddie School, a Trustee of the Hackensack University Medical Center Foundation and Founder and senior advisor of the Bergen Volunteer Medical Initiative, a privately funded organization providing free health care for those without healthcare in Bergen County, New Jersey. Mr. Armellino is also a director of Armanta Corp., a private computer software company.

Mr. Armellino holds an MBA in finance from the Stern School of Business (New York University), New York.

SECURITIES HELD
COMMON SHARES OWNED OR CONTROLLED(2)
Value at Risk	C$8,834,400(3)
February 2012	115,965
February 2011	113,680
MEMBER OF	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Board	100%	N/A
Strategic Planning Committee (Chair)	100%
Environment, Safety & Security Committee	100%
Finance Committee	100%
Human Resources & Compensation Committee	100%
Investment Committee of CN’s Pension Trust Funds(5)	100%

A. CHARLES BAILLIE, O.C., LL.D. Age: 72(1) Toronto, Ontario, Canada Director since: April 15, 2003 Independent
Mr. Baillie retired as chair of The Toronto-Dominion Bank in April 2003, and as Chief Executive Officer in December 2002 after a career at the bank that spanned five decades. Mr. Baillie is chair of the board of directors of Alberta Investment Management Corporation (AIMCo) and is also a director of George Weston Limited and TELUS Corporation.

Mr. Baillie is a past chairman of the Canadian Council of Chief Executives and Chancellor Emeritus of Queen’s University. He has been heavily involved in the arts for many years and is currently Honorary Chair of the Art Gallery of Ontario. He is president of Authors at Harbour Front and on the national board of directors of Soulpepper Theatre Company, Luminato and Business for the Arts. He was appointed an Officer of the Order of Canada in 2006 and inducted into the Canadian Business Hall of Fame in 2008. Mr. Baillie holds an Honorary Doctorate from Queen’s University, and is a Fellow of the Royal Conservatory of Music.

Mr. Baillie holds an Honours B.A. in Political Science and Economics from the University of Toronto and an MBA from Harvard Business School.

SECURITIES HELD
COMMON SHARES OWNED OR CONTROLLED(2)
Value at Risk	C$11,850,974(3)
February 2012	155,443(6)
February 2011	151,711(7)
MEMBER OF	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Board	100%	George Weston Limited	(2003-present)
Finance Committee (Chair)	100%	TELUS Corporation	(2003-present)
Corporate Governance & Nominating Committee	100%	Dana Corporation	(1998-2008)
Human Resources and Compensation Committee	100%
Investment Committee of CN’s Pension Trust Funds (5)	100%
Strategic Planning Committee	100%

CN MANAGEMENT INFORMATION CIRCULAR	7

HUGH J. BOLTON, FCA Age: 73(1) Edmonton, Alberta, Canada Director since: April 15, 2003 Independent
Mr. Bolton is the chairman of the board of directors of EPCOR Utilities Inc. (energy and energy-related services provider, not publicly traded). From 2001 to 2010 he also served as chair of Matrikon Inc.

From 1992 to 1997, Mr. Bolton was chairman and Chief Executive Partner of Coopers & Lybrand Canada (now PricewaterhouseCoopers), capping a forty-year career with the firm. Mr. Bolton is also a director of Capital Power Corporation, Teck Resources Limited, TD Bank Financial Group and WestJet Airlines Ltd.

He is also a director of the Shock Trauma Air Rescue Society (STARS), a non-profit organization providing emergency medical transport using medivac helicopters in Alberta, eastern British Columbia and western Saskatchewan, and of the Alberta Board of Governors of the Miller Thomson Foundation.

He was inducted as a fellow of the Institute of Corporate Directors in 2006 and is a recipient of the Lifetime Achievement Award from the Institute of Chartered Accountants of Alberta. He has previously served as a member of the Board of Governors of Junior Achievement of Canada and the Canadian Tax Foundation.

Mr. Bolton is a Chartered Accountant and holds an undergraduate degree of economics from the University of Alberta.

SECURITIES HELD
COMMON SHARES OWNED OR CONTROLLED(2)
Value at Risk	C$3,646,788(3)
February 2012	47,833(6)
February 2011	45,680(7)
MEMBER OF	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Board	100%	Capital Power Corporation	(2009-present)
Audit Committee	100%	WestJet Airlines Ltd.	(2005-present)
Environment Safety & Security Committee	100%	TD Bank Financial Group	(2003-present)
Human Resources and Compensation Committee	100%	Teck Resources Limited	(2001-present)
Investment Committee of CN's Pension Trust Funds(5)	100%	Matrikon Inc.	(2001-2010)
Strategic Planning Committee	100%

DONALD J. CARTY, O.C., LL.D. Age: 65(1) Dallas, Texas, U.S.A. Director since: January 1, 2011 Independent
Mr. Carty is the retired vice-chairman and Chief Financial Officer of Dell, Inc., a position he assumed in January 2007. Before joining Dell, Mr. Carty retired in 2003 as chairman and CEO of AMR Corporation and American Airlines. He had previously served as President, Executive Vice-President – Finance and Planning and Senior Vice-President and Controller of AMR Airline Group and American Airlines. He was President and CEO of CP Air from 1985 – 1987.

In the voluntary sector, Mr. Carty is on the Board of Trustees of Southern Methodist University and the Executive Board of the SMU Cox School of Business. He is chairman of Big Brothers Big Sisters Lone Star and is a former chairman of Big Brothers Big Sisters of America. In 1999, Board Alert named Mr. Carty one of the year’s Outstanding Directors. He was named an Officer of the Order of Canada in 2003.

Mr. Carty is lead director of Barrick Gold Corporation and also serves on the boards of Dell, Inc., Gluskin, Sheff & Associates Inc. and Talisman Energy Inc. He is chairman of Virgin America Airlines Inc. and Porter Airlines, Inc.

Mr. Carty holds an undergraduate degree and an Honorary Doctor of Laws from Queen’s University, and a Master of Business Administration from the Harvard Business School.

SECURITIES HELD
COMMON SHARES OWNED OR CONTROLLED(2)
Value at Risk	C$386,469(3)
February 2012	5,073(6)
February 2011	2,739(7)
MEMBER OF(8)	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Board	100%	Talisman Energy Inc.	(2009-present)
Audit Committee	80%	Barrick Gold Inc.	(2006-present)
Corporate Governance and Nominating Committee	100%	Gluskin Sheff & Associates	(2006-present)
Finance Committee	100%	Dell, Inc.	(1992-present)
Strategic Planning Committee	100%	Hawaiian Holdings, Inc.	(2004-2011)
		Sears Holding Corp.	(2001-2007)

CN MANAGEMENT INFORMATION CIRCULAR	8

AMBASSADOR GORDON D. GIFFIN Age: 62(1) Atlanta, Georgia, U.S.A. Director since: May 1, 2001 Independent
Mr. Giffin is Senior Partner of the law firm of McKenna Long & Aldridge, where he maintains offices in Washington, D.C. and Atlanta. His practice focuses on international transactions and trade matters and public policy. He has been engaged in the practice of law or government service for more than thirty years. Mr. Giffin was United States Ambassador to Canada from August 1997 to April 2001.

Mr. Giffin is a member of the Board of Trustees of the Jimmy Carter Presidential Center and the board of directors of the Canada-US Fulbright Program.

Mr. Giffin serves on the Board of Counsellors of Kissinger-McLarty Associates. He is chairman of the board of Friends of the National Arts Centre.

Mr. Giffin is also chair of the board of TransAlta Corporation and a director of the Canadian Imperial Bank of Commerce, Canadian Natural Resources Limited and Just Energy Group Inc.

Mr. Giffin holds a B.A. from Duke University and a J.D. from Emory University School of Law in Atlanta, Georgia.

SECURITIES HELD
COMMON SHARES OWNED OR CONTROLLED(2)
Value at Risk	C$3,628,835(3)
February 2012	47,634(6)
February 2011	45,009(7)
MEMBER OF	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Board	100%	Just Energy Income Fund	(2006-present)
Donations and Sponsorships Committee	100%	Canadian Natural Resources Limited	(2002-present)
Environment, Safety and Security Committee	100%	TransAlta Corporation	(2002-present)
Finance Committee	100%	Canadian Imperial Bank of Commerce	(2001-present)
Investment Committee of CN's Pension Trust Funds(5)	100%	AbitibiBowater Inc.	(2003-2009)
Strategic Planning Committee	100%

EDITH E. HOLIDAY Age: 60(1) Palm Beach County, Florida, U.S.A. Director since: June 1, 2001 Independent
Mrs. Holiday is a Corporate Director and Trustee and a former General Counsel, United States Treasury Department and Secretary of the Cabinet, The White House.

Mrs. Holiday is a director of H.J. Heinz Company, Hess Corporation, RTI International Metals, Inc. and White Mountains Insurance Group, Ltd. She is also a director or trustee of various investment companies of the Franklin Templeton Group of Funds.

She is the recipient of the Direct Women’s 2009 Sandra Day O’Connor Board Excellence Award, which honours women who have served with distinction on the board of a public company and advanced the value of diversity in the workplace.

Mrs. Holiday holds a B.S. and a J.D. from the University of Florida, and she is admitted to the bars of the states of Florida, Georgia and the District of Columbia.

SECURITIES HELD
COMMON SHARES OWNED OR CONTROLLED(2)
Value at Risk	C$3,454,836(3)
February 2012	45,350(6)
February 2011	42,918(7)
MEMBER OF	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Board	100%	White Mountains Insurance Group, Ltd.	(2004-present)
Corporate Governance and Nominating Committee	100%	RTI International Metals, Inc.	(1999-present)
Finance Committee	100%	Franklin Templeton Group of Funds
Human Resources and Compensation Committee	100%	(various companies)	(1996-present)
Investment Committee of CN’s Pension Trust Funds(5)	100%	H.J. Heinz Company	(1994-present)
Strategic Planning Committee	100%	Hess Corporation	(1993-present)

CN MANAGEMENT INFORMATION CIRCULAR	9

V. MAUREEN KEMPSTON DARKES, O.C., D. COMM., LL.D. Age: 63(1) Lauderdale-by-the-Sea, Florida, U.S.A. Director since: March 29, 1995 Independent
Mrs. Kempston Darkes is the retired Group Vice-President and President Latin America, Africa and Middle East, General Motors Corporation. In 2009 she ended a 35-year career at GM during which she attained the highest operating post ever held by a woman at GM. From 1994 to 2001, she was President and General Manager of General Motors of Canada Limited and Vice-President of General Motors Corporation.

She is an Officer of the Order of Canada, a member of the Order of Ontario and was ranked by Fortune magazine in 2009 as the 12th Most Powerful Woman in International Business. In 2006, she was the recipient of the Governor General of Canada’s Persons Award and was inducted as a fellow of the Institute of Corporate Directors in 2011. She is also a director of the Bridgepoint Health Foundation.

Mrs. Kempston Darkes is also a director of Brookfield Asset Management Inc., Irving Oil Co. Ltd. and Enbridge Inc.

Mrs. Kempston Darkes holds a B.A. in history and political science from Victoria University in the University of Toronto and an LL.B. Law Degree from the University of Toronto Faculty of Law.

SECURITIES HELD
COMMON SHARES OWNED OR CONTROLLED(2)
Value at Risk	C$6,379,077(3)
February 2012	83,671(6)
February 2011	80,944(7)
MEMBER OF	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Board	100%	Enbridge Inc.	(2010-present)
Environment, Safety and Security Committee (Chair)	100%	Brookfield Asset Management Inc.	(2008-present)
Audit Committee	100%	Thompson Corporation	(1996-2008)
Human Resources and Compensation Committee	100%
Investment Committee of CN’s Pension Trust Funds(5)	100%
Strategic Planning Committee	100%

THE HON. DENIS LOSIER, P.C., LL.D., C.M. Age: 59(1) Moncton, New Brunswick, Canada Director since: October 25, 1994 Independent
Mr. Losier is President and Chief Executive Officer, Assumption Life (life insurance company). Between 1989 and 1994, Mr. Losier held various cabinet level positions with the government of the Province of New Brunswick, including Minister of Fisheries and Aquaculture and Minister of Economic Development and Tourism.

Mr. Losier was co-chair of the University of Moncton’s Excellence Campaign. In 2008, he was named a member of the Security Intelligence Review Committee of Canada, and, as such, became a member of the Privy Council. He is a member of the New Brunswick Business Council and a director of Canadian Blood Services, the Canadian Life and Health Insurance Association, Enbridge Gas New Brunswick, NAV CANADA and Plazacorp Retail Properties Ltd. He also chairs the board of directors of Invest N.B. Mr. Losier was appointed a Member of the Order of Canada in 2011.

Mr. Losier holds a Bachelor of Economics from the University of Moncton and a Masters of Economics from the University of Western Ontario. Mr. Losier was awarded an Honorary Doctorate Degree in Business Administration from the University of Moncton.

SECURITIES HELD
COMMON SHARES OWNED OR CONTROLLED(2)
Value at Risk	C$10,265,640(3)
February 2012	134,649(6)
February 2011	124,715(7)
MEMBER OF	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Board	100%	Plazacorp Retail Properties Ltd.	(2007-present)
Audit Committee (Chair)	100%	NAV CANADA	(2004-present)
Donation and Sponsorship Committee(5)	100%
Environment, Safety and Security Committee	100%
Human Resources and Compensation Committee	100%
Strategic Planning Committee	100%

CN MANAGEMENT INFORMATION CIRCULAR	10

THE HON. EDWARD C. LUMLEY, P.C., LL.D. Age: 72(1) South Lancaster, Ontario, Canada Director since: July 4, 1996 Independent
Mr. Lumley is Vice-Chairman, BMO Capital Markets (investment bank). From 1986 to 1991, he served as chair of Noranda Manufacturing Group Inc.

Mr. Lumley was a Member of Parliament from 1974 to 1984, during which time he held various cabinet portfolios in the Government of Canada such as Industry, International Trade, Science and Technology and Communications. During this period, he was responsible to Parliament for numerous Crown corporations, bonds and commissions. He is currently Chancellor of the University of Windsor and a director of BCE Inc., Bell Canada and Dollar Thrifty Automotive Group, Inc.

Mr. Lumley graduated with a Bachelor of Commerce from the University of Windsor in 1961.

SECURITIES HELD
COMMON SHARES OWNED OR CONTROLLED(2)
Value at Risk	C$7,651,141(3)
February 2012	100,356(6)
February 2011	97,347(7)
MEMBER OF	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Board	100%	BCE Inc.	(2003-present)
Investment Committee of CN’s Pension Trust Funds (Chair)(5)	100%	Dollar-Thrifty Automotive Group, Inc.	(1997-present)
Corporate Governance and Nominating Committee	100%	Magna International Inc.	(1989-2008)
Finance Committee	100%
Human Resources and Compensation Committee	100%
Strategic Planning Committee	100%

DAVID G.A. McLEAN, O.B.C., LL.D. Age: 73(1) Vancouver, British Columbia, Canada Director Since: August 31, 1994 Independent
Mr. McLean is Board Chair of the Company and chair of The McLean Group (real estate investment, film and television facilities, communications and aircraft charters).

He is a trustee of Wetlands America Trust, Inc., the U.S. foundation of Ducks Unlimited. He is on the advisory board of the Institute of Canadian Studies at the University of California at Berkeley and past chair of the board of governors of the University of British Columbia, the Vancouver Board of Trade and the Canadian Chamber of Commerce.

Mr. McLean was inducted as a fellow of the Institute of Corporate Directors of Canada in 2006 and was appointed to the Order of British Columbia in 1999. He has been awarded an honorary degree from the following four institutions: the University of British Columbia, the University of Alberta, Simon Fraser University and Royal Roads University.

Mr. McLean holds a Bachelor of Arts and a Bachelor of Law from the University of Alberta.

SECURITIES HELD
COMMON SHARES OWNED OR CONTROLLED(2)
Value at Risk	C$14,953,485(3)
February 2012	196,137(6)
February 2011	190,074(7)
MEMBER OF	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Board (Chair)	100%	N/A
Corporate Governance and Nominating Committee (Chair)	100%
Donations and Sponsorships Committee(5)	100%
Finance Committee	100%
Human Resources and Compensation Committee	100%
Investment Committee of CN’s Pension Trust Funds(5)	100%
Strategic Planning Committee	100%

CN MANAGEMENT INFORMATION CIRCULAR	11

CLAUDE MONGEAU Age: 50(1) Montréal, Quebec, Canada Director since: October 20, 2009 Not Independent
Mr. Mongeau became President and Chief Executive Officer of the Company on January 1, 2010. In 2000, he was appointed Executive Vice-President and Chief Financial Officer of the Company and held such position until June 1, 2009. Prior to this he held the positions of Vice-President, Strategic and Financial Planning and Assistant Vice-President, Corporate Development upon joining the Company in 1994. In 2005, he was selected Canada’s CFO of the Year by an independent committee of prominent Canadian business leaders.

Prior to joining CN, Mr. Mongeau was a partner with Secor Group, a Montréal-based management consulting firm. He also worked in the business development unit of Imasco Inc. and as a consultant at Bain & Company.

Mr. Mongeau is also a director of SNC-Lavalin Group Inc.

Mr. Mongeau holds an MBA from McGill University, Montréal.

SECURITIES HELD
COMMON SHARES OWNED OR CONTROLLED(2)		OPTIONS HELD(4)
Value at Risk	C$17,213,620(3)
February 2012	225,782	February 2012	1,008,000
February 2011	220,998	February 2011	983,000
MEMBER OF	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Board	100%	SNC-Lavalin Group Inc.	(2003-present)
Donations and Sponsorships Committee (Chair)(5)	100%	Nortel Networks	(2006-2009)
Strategic Planning Committee	100%

JAMES E. O’CONNOR Age: 62(1) Fort Lauderdale, Florida, U.S.A. Director since: April 27, 2011 Independent
Mr. O’Connor is the retired chair of the board of directors of Republic Services, Inc., a leading provider of non-hazardous solid waste collection, recycling and disposal services in the United States. From 1998 to 2011, Mr. O’Connor was chair and Chief Executive Officer of Republic Services, Inc. Prior to 1998, he had held various management positions at Waste Management, Inc.

In 2001, Mr. O’Connor was the recipient of the Ellis Island Medal of Honor from the National Ethnic Coalition of Organizations (NECO) which rewards Americans who exemplify outstanding qualities in both their personal and professional lives, while continuing to preserve the richness of their particular heritage. He was named to the list of America’s Best CEOs each year, between 2005 and 2010. In 2011, Mr. O’Connor was named to the Institutional Investors’ All American Executive Team. He is also active in many community causes, especially those that benefit children. Mr. O’Connor has served on the board of directors of the SOS Children’s Village. He also currently serves on the board of directors of the South Florida P.G.A. of America and Clean Energy Fuels Corp.

Mr. O’Connor holds a Bachelor of Science in Commerce (concentration in accounting) from DePaul University, Chicago.

SECURITIES HELD
COMMON SHARES OWNED OR CONTROLLED(2)
Value at Risk	C$445,586(3)
February 2012	5,849
February 2011	Nil
MEMBER OF(9)	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Audit Committee	100%	Clean Energy Fuels Corp.	(2011-present)
Environment, Safety and Security Committee	100%	Republic Services, Inc.	(1998-2011)
Finance Committee	100%
Strategic Planning Committee	100%

CN MANAGEMENT INFORMATION CIRCULAR	12

ROBERT PACE Age: 57(1) Glen Margaret, Nova Scotia, Canada Director since: October 25, 1994 Independent
Mr. Pace is President and Chief Executive Officer, The Pace Group (radio broadcasting, real estate and environmental services).

Mr. Pace began his career as a lawyer in Halifax and worked as Atlantic Canada Advisor to the Prime Minister of Canada.

He is a director of the Atlantic Salmon Federation, the Asia Pacific Foundation and the Walter Gordon Foundation. Mr. Pace is also a director of High Liner Foods Incorporated and Hydro One Inc.

Mr. Pace holds an MBA and an LL.B Law Degree from Dalhousie University in Halifax, Nova Scotia.

SECURITIES HELD
COMMON SHARES OWNED OR CONTROLLED(2)
Value at Risk	C$10,628,237(3)
February 2012	139,405(6)
February 2011	129,567(7)
MEMBER OF	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Board	100%	Hydro One Inc.	(2007-present)
Human Resources and Compensation Committee (Chair)	100%	High Liner Foods Incorporated	(1998-present)
Audit Committee	100%	Overland Realty Limited	(2006-2010)
Corporate Governance and Nominating Committee	100%
Investment Committee of CN’s Pension Trust Funds(5)	100%
Strategic Planning Committee	100%

(1)	The age of the directors is provided as at April 24, 2012, the date of the Meeting.
(2)
The information regarding common shares beneficially owned, controlled or directed has been furnished by the respective nominees individually and includes Directors Restricted Share Units (“DRSUs”) elected as compensation by directors, as well as Deferred Share Units (“DSUs”) under the Company’s Voluntary Incentive Deferral Plan (“VIDP”) in the case of Claude Mongeau, but does not include common shares under options. The VIDP provides eligible senior management employees the opportunity to elect to receive their annual incentive bonus payment and other eligible incentive payments in DSUs payable in cash upon retirement or termination of employment. The number of DSUs received by each participant is established using the average closing price for the 20 trading days prior to and including the date of the incentive payment. For each participant, the Company will grant a further 25% (Company match) of the amount elected in DSUs, which will vest over a period of four years. The election to receive eligible incentive payments in DSUs is no longer available to a participant when the value of the participant’s vested DSUs is sufficient to meet the Company’s stock ownership guidelines. The value of each participant’s DSUs is payable in cash at the time of cessation of employment. For further details on the VIDP, please see the Deferred Compensation Plans section of this Information Circular.

(3)
The Value at Risk represents the total value of common shares and DRSUs (or DSUs for Mr. Mongeau) which total value is based on the February 29, 2012 closing price of the common shares on the Toronto Stock Exchange (C$76.24) or the New York Stock Exchange (US$76.99) for Michael R. Armellino, Donald J. Carty, Ambassador Gordon D. Giffin, Edith E. Holiday and James E. O’Connor using the closing exchange rate (US$1 = C$0.9895) on the same date.

(4)
The information regarding options comprises the options granted to Mr. Mongeau under the Management Long-Term Incentive Plan. For further details on the plan, please see “Statement of Executive Compensation – Management Long-Term Incentive Plan”.

(5)	The Donations Committee and the Investment Committee of CN’s Pension Trust Funds are mixed committees composed of both members of the Board of Directors as well as officers of the Company.
(6)
Includes Directors Restricted Share Units as at February 29, 2012, in the following amounts: A. Charles Baillie: 53,343; Hugh J. Bolton: 43,935; Donald J. Carty: 5,073; Ambassador Gordon D. Giffin: 20,586; Edith E. Holiday: 9,492; V. Maureen Kempston Darkes: 24,841; The Hon. Denis Losier: 44,878; The Hon. Edward C. Lumley: 42,146; David G.A. McLean: 86,257; and Robert Pace: 47,001. Pursuant to the terms of the Directors Restricted Share Units, directors or their estates can only access their Directors Restricted Share Units upon retirement, resignation or death.

(7)
Includes Directors Restricted Share Units as at February 25, 2011 in the following amounts: A. Charles Baillie: 49,611; Hugh J. Bolton: 43,180; Donald J. Carty: 2,739; Ambassador Gordon D. Giffin: 19,333; Edith E. Holiday: 8,206; V. Maureen Kempston Darkes: 24,414; The Hon. Denis Losier: 41,857; The Hon. Edward C. Lumley: 41,422; David G.A. McLean: 84,774 and Robert Pace: 46,193. Pursuant to the terms of the Directors Restricted Share Units, directors or their estates can only access their Directors Restricted Share Units upon retirement, resignation or death.

(8)	On March 8, 2011, Mr. Carty became a member of the Audit, Corporate Governance and Nominating, Finance and Strategic Planning Committees.
(9)	On April 27, 2011 Mr. O’Connor became a member of the Audit, Environment, Safety and Security, Finance and Strategic Planning Committees.

CN MANAGEMENT INFORMATION CIRCULAR	13

Board of Directors Compensation

The directors of the Company play a central role in enhancing shareholder value. As indicated under “Nominees for Election to the Board – Board of Directors Compensation – Share Ownership” on page 16, the directors have a substantial investment in the Company. In addition, approximately 68% of the total annual remuneration of the non-executive directors for 2011 was in the form of common shares or Directors Restricted Share Units (“DRSUs”). Subject to the Minimum Shareholding Requirement as defined on page 16 of this Information Circular, directors may elect to receive all or part of their director, committee member, Board Chair and Committee Chair cash retainers either in cash, common shares of the Company purchased on the open market or DRSUs. They may also elect to receive their common share grant retainers in DRSUs. Each DRSU entitles the beneficiary thereof to receive upon resignation, retirement or death, one common share of the Company purchased on the open market, plus additional DRSUs reflecting dividend equivalents.

CN’s compensation program is designed to attract and retain the most qualified people to serve on CN’s Board and Board Committees and takes into account the risks and responsibilities of being an effective director. To reflect the Company’s extensive operations in the United States, six of the non-executive director nominees are from the United States and the compensation of the non-executive directors of the Company tends to be comparable to that of large U.S.-based companies.

In 2010, given the expiry of the then current compensation program, the Chair of the Corporate Governance and Nominating Committee and the Chair of the Human Resources and Compensation Committee reviewed the amount and form of compensation for non-executive directors. After a review of best practices and director compensation trends, including those of other Class I Railroads, it was decided that beginning in 2011, the annual share grant portion of the Director and Board Chair retainers would no longer be comprised of a fixed number of shares and would be replaced with a common share grant valued at US$175,000 for directors, and a common share grant valued at US$350,000 for the Board Chair. This approach provides greater consistency in total director compensation while keeping the alignment with shareholders’ interest. The change resulted in a year-over-year reduction of 21% in average total compensation for CN directors and 36% for the Board Chair when compared to 2010 compensation. Committee member and Committee Chair retainers remained unchanged at US$3,500 for Committee Members and US$15,000 for Committee Chairs, except for the Chairs of the Audit and the Human Resources and Compensation Committees who received a Committee Chair retainer of US$25,000 inclusive for acting as Chair and members of such Committees. Committee Chairs no longer received a separate committee member retainer for the Committees they chair. Moreover, the Board Chair received no additional Director retainer, nor Committee Chair or Committee Member retainers. All other aspects of director compensation remain unchanged from prior years: The cash retainer amount remained at US$15,000 for directors and US$120,000 for the Board Chair, directors and the Board Chair continued to receive Board Meeting, Committee Meeting and Travel Attendance fees of US$1,500.

The compensation structure and level for CN’s directors was recommended by the Corporate Governance and Nominating Committee and approved by the Board in 2011, and is reviewed annually. In consideration for serving on the Board of Directors in 2011, CN’s directors were compensated as indicated in the table below:

TYPE OF FEE	AMOUNT
Board Chair Cash Retainer(1)	US$120,000(2)
Board Chair Share Grant Retainer	US$350,000(2)
Director Cash Retainer(3)	US$15,000(2)
Director Share Grant Retainer	US$175,000(2)
Committee Chair Retainers
Audit and Human Resources and Compensation Committees	US$25,000(2)
Other Committees	US$15,000(2)
Committee Member Retainer	US$3,500(2)
Board Meeting Attendance Fee	US$1,500
Committee Meeting Attendance Fee	US$1,500
Travel Attendance Fee	US$1,500

(1)	The Board Chair receives no additional Director Retainer nor Committee Chair or Committee Member Retainer.
(2)
Directors (including Board Chair) may choose to receive all or part of their cash retainer in common shares or DRSUs and their common share grant retainer can also be received in DRSUs. The common shares are purchased on the open market.

(3)
Mr. Mongeau does not receive any compensation for serving as director of the Company. Mr. Mongeau’s compensation for serving as CEO of the Company is described in detail in the Statement of Executive Compensation Section.

CN MANAGEMENT INFORMATION CIRCULAR	14

The table below reflects in detail the compensation earned by non-executive directors in the 12-month period ended December 31, 2011.

	FEES EARNED
NAME OF DIRECTOR	DIRECTOR AND BOARD CHAIR RETAINER (C$)(1)	COMMITTEE CHAIR RETAINER (C$)(1)	COMMITTEE MEMBER RETAINER (C$)(1)	BOARD AND COMMITTEE ATTENDANCE AND TRAVEL FEES(1)(2) (C$)	SHARE-BASED AWARDS(3) (C$)	ALL OTHER COMPENSATION(4) (C$)	TOTAL (C$)	PERCENTAGE OF TOTAL FEES RECEIVED IN COMMON SHARES AND/OR DRSUs(6)
Michael R. Armellino	14,837	14,837	12,693	59,346	173,810	2,967	278,490	62%
A. Charles Baillie	14,898	14,898	13,905	59,346	173,810	1,484	278,341	78%
Hugh J. Bolton	14,837	–	16,155	59,346	173,810	2,967	267,115	65%
Donald J. Carty	14,898	–	13,847	48,960	173,810	11,869	263,384	72%
Ambassador Gordon D. Giffin	14,837	–	13,847	59,346	173,810	4,451	266,291	65%
Edith E. Holiday	14,837	–	17,309	60,830	173,810	1,484	268,270	65%
V. Maureen Kempston Darkes	14,837	14,837	12,693	56,379	173,810	2,967	275,523	63%
The Hon. Denis Losier	14,837	24,728	10,386	56,379	173,810	4,451	284,591	61%
The Hon. Edward C. Lumley	14,898	14,898	13,905	62,313	173,810	1,484	281,308	77%
David G.A. McLean	118,692	–	–	65,281	347,620	3,551(5)	535,144	65%
James E. O'Connor	9,891	–	9,232	35,608	115,873	7,418	178,022	65%
Robert Pace	14,898	24,830	13,905	62,313	173,810	1,484	291,240	78%
TOTAL	277,197	109,028	147,877	685,447	2,201,593	46,577	3,467,719	68%

(1)
All directors earned compensation in U.S. currency. Compensation received in cash was converted to Canadian dollars using the average rate of exchange of the Bank of Canada for 2011 (US$1 = C$0.9891). Compensation elected to be received in common shares or DRSUs was converted to Canadian dollars using the closing rate of exchange of the Bank of Canada (US$1 = C$0.9932), on the purchase day (January 27, 2011). In addition to the common shares or DRSUs received by the directors and the Board Chair as described in note (3) below, the directors and the Board Chair may choose to receive all or part of their cash retainers in common shares or DRSUs. The following directors made such election with respect to the amounts set forth beside their name: A. Charles Baillie (C$43,701), Donald J. Carty (C$14,898), The Hon. Edward C. Lumley (C$43,701) and Robert Pace (C$53,633). The amount of cash retainers elected to be received in common shares or DRSUs is included in these columns.

(2)	Includes travel fees which amounted to a total of C$136,496, in aggregate, for all directors.
(3)
Represents a common share grant valued at US$175,000 received by each non-executive Director as part of the Director Retainer, and US$350,000 for the Board Chair as part of the Board Chair Retainer. The value of such grant was calculated as at January 27, 2011 using the volume weighted average price on such date on the Toronto Stock Exchange (C$68.9801) or the New York Stock Exchange (US$69.3803) and converted using the closing exchange rate on the same date (US$1 = C$0.9932) for Michael R. Armellino, Donald J. Carty, Ambassador Gordon D. Giffin, Edith E. Holiday and James E. O’Connor.

(4)
Such values represent committee attendance fees received in cash for attendance to meetings of board committees of which they were not members. Such values were converted to Canadian dollars using the average rate of exchange of the Bank of Canada for 2011 (US$1 = C$0.9891).

(5)
Includes the value for 2011 of insurance premiums for accidental death and dismemberment insurance as well as 2011 medical and dental coverage for David G.A. McLean in Canada and the U.S. The total cost to the Company for such benefits is equal to C$2,067.

(6)
This percentage is calculated by dividing the aggregate of the cash retainer elected by non-executive directors to be received in common shares or DRSUs described in note (1) above and the value provided under the share-based awards column, by the value provided under the total column.

CN MANAGEMENT INFORMATION CIRCULAR	15

Outstanding Share-based Awards

The table below reflects all awards outstanding as at December 31, 2011 with respect to non-executive directors.

	SHARE-BASED AWARDS(1)
NAME OF DIRECTOR	NUMBER OF SHARES OR UNITS OF SHARES THAT HAVE NOT VESTED (#)	MARKET OR PAYOUT VALUE OF SHARE-BASED AWARDS THAT HAVE NOT VESTED(2) (C$)
Michael R. Armellino	–	–
A. Charles Baillie	50,479	4,045,892
Hugh J. Bolton	43,935	3,521,390
Donald J. Carty	2,786	222,589
Ambassador Gordon D. Giffin	19,671	1,571,625
Edith E. Holiday	8,349	667,048
V. Maureen Kempston Darkes	24,841	1,991,006
The Hon. Denis Losier	42,590	3,413,589
The Hon. Edward C. Lumley	42,146	3,378,002
David G.A. McLean	86,257	6,913,499
James E. O'Connor	–	–
Robert Pace	47,001	3,767,130

(1)
Shows information regarding DRSUs held by non-executive directors as of December 31, 2011. The directors may choose to receive all or part of their cash retainers in common shares or DRSUs and their common share retainer can also be received in DRSUs. Pursuant to the terms of the Directors Restricted Share Units, directors or their estates can only access their DRSUs upon retirement or resignation from the Company’s Board, or death.

(2)
The value of outstanding DRSUs is based on the closing price of the common shares on December 31, 2011, on the Toronto Stock Exchange (C$80.15) or the New York Stock Exchange (US$78.56) for Donald J. Carty, Ambassador Gordon D. Giffin and Edith E. Holiday, using the December 31, 2011 closing exchange rate (US$1 = C$1.0170).

Share Ownership

The Board has adopted a guideline stating that each non-executive director should own, within five years of joining the Board, common shares, DRSUs or similar share equivalents of CN, if any, with a value of at least the higher of: (i) C$500,000, or (ii) three times the aggregate of the annual Director Retainer in cash and the annual common share or DRSU grant (and for the Board Chair, the aggregate of the Board Chair annual retainer in cash and the annual common share or DRSU grant) (the “Minimum Shareholding Requirement”). Each non-executive director shall continue to hold such value throughout his or her tenure as a director and the common shares, DRSUs or similar share equivalent of CN held to comply with the Minimum Shareholding Requirement shall not be the object of specific monetization procedures or other hedging procedures to reduce the exposure related to his or her holding. The aforementioned target was increased from C$250,000 to C$500,000 on March 8, 2011.

Each non-executive director is required to receive at least 50% of his or her annual Director, committee, Board Chair and Committee Chair cash retainers in common shares or DRSUs of CN and may elect to receive up to 100% of such retainers in common shares or DRSUs of CN until his or her Minimum Shareholding Requirement is met. Once the Minimum Shareholding Requirement is met, directors may elect to receive up to 100% of such retainers in common shares or DRSUs of CN. As of the date hereof, the average value of common shares (including DRSUs) of the Company owned by non-executive directors is approximately C$6.8M (based on the February 29, 2012, closing price of the common shares of the Company on the Toronto Stock Exchange of (C$76.24), or the New York Stock Exchange (US$76.99) for U.S. directors.)

CN MANAGEMENT INFORMATION CIRCULAR	16

The following table provides information on the number and the value of common shares and DRSUs owned by the Company’s current directors as at February 29, 2012, and the amount needed to meet the Minimum Shareholding Requirement.

DIRECTOR	YEAR(1)	NUMBER OF COMMON SHARES OWNED, CONTROLLED OR DIRECTED	NUMBER OF DRSUs HELD(2)	TOTAL NUMBER OF COMMON SHARES OWNED, CONTROLLED OR DIRECTED AND DRSUs	GUIDELINE MET(3) OR INVESTMENT REQUIRED TO MEET GUIDELINE (C$)	TOTAL VALUE OF COMMON SHARES AND DRSUs (VALUE AT RISK)(3) (C$)	VALUE AT RISK AS MULTIPLE OF SHAREHOLDING REQUIREMENT
Michael R.	2012	115,965	–	115,965
Armellino	2011	113,680	–	113,680	✓	8,834,400	16
	Variation	2,285	–	2,285
A. Charles Baillie	2012	102,100	53,343	155,443
	2011	102,100	49,611	151,711	✓	11,850,974	21
	Variation	–	3,732	3,732
Hugh J. Bolton	2012	3,898	43,935	47,833
	2011	2,500	43,180	45,680	✓	3,646,788	6
	Variation	1,398	755	2,153
Donald J. Carty	2012	–	5,073	5,073
	2011	–	2,739	2,739	177,546(4)	386,469	0.7
	Variation	–	2,334	2,334
Ambassador	2012	27,048	20,586	47,634
Gordon D. Giffin	2011	25,676	19,333	45,009	✓	3,628,835	6
	Variation	1,372	1,253	2,625
Edith E. Holiday	2012	35,858	9,492	45,350
	2011	34,712	8,206	42,918	✓	3,454,836	6
	Variation	1,146	1,286	2,432
V. Maureen	2012	58,830	24,841	83,671
Kempston Darkes	2011	56,530	24,414	80,944	✓	6,379,077	11
	Variation	2,300	427	2,727
The Hon.	2012	89,771	44,878	134,649
Denis Losier	2011	82,858	41,857	124,715	✓	10,265,640	18
	Variation	6,913	3,021	9,934
The Hon.	2012	58,210	42,146	100,356
Edward C. Lumley	2011	55,925	41,422	97,347	✓	7,651,141	14
	Variation	2,285	724	3,009
David G.A. McLean	2012	109,880	86,257	196,137
	2011	105,300	84,774	190,074	✓	14,953,485	11
	Variation	4,580	1,483	6,063
Claude Mongeau	2012	29,730	196,052	225,782
	2011	28,311	192,687	220,998	N/A	17,213,620	N/A
	Variation	1,419	3,365	4,784
James E. O’Connor	2012	5,849	–	5,849
	2011	–	–	–	118,429(4)	445,586	0.8
	Variation	5,849	–	5,849
Robert Pace	2012	92,404	47,001	139,405
	2011	83,374	46,193	129,567	✓	10,628,237	19
	Variation	9,030	808	9,838

(1)	The number of common shares and DRSUs held by each director for 2012 is as at February 29, 2012, and for 2011 is as at February 25, 2011.
(2)	Includes DRSUs elected as part of directors compensation and DSUs under the Company’s VIDP held by Claude Mongeau.
(3)
The total value is based on the February 29, 2012 closing price of the common shares on the Toronto Stock Exchange (C$76.24) or the New York Stock Exchange (US$76.99) for Michael R. Armellino, Donald J. Carty, Ambassador Gordon D. Giffin, Edith E. Holiday and James E. O’Connor, using the closing exchange rate (US$1 = C$0.9895) on the same date.

(4)	Donald J. Carty and James E. O’Connor being new Board members have five years from their appointment to the Board to meet the guideline.

CN MANAGEMENT INFORMATION CIRCULAR	17

Board and Committee Attendance
The tables below show the record of attendance by director at meetings of the Board and its committees, as well as the number of Board and Board committee meetings held during the 12-month period ended December 31, 2011.

NUMBER AND % OF MEETINGS ATTENDED
DIRECTOR(1)	BOARD	AUDIT COMMITTEE	CORPORATE GOVERNANCE AND NOMINATING COMMITTEE	DONATIONS AND SPONSORSHIPS COMMITTEE	ENVIRONMENT, SAFETY AND SECURITY COMMITTEE	FINANCE COMMITTEE	HUMAN RESOURCES AND COM- PENSATION COMMITTEE	INVESTMENT COMMITTEE OF CN’S PENSION TRUST FUNDS	STRATEGIC PLANNING COMMITTEE	COMMITTEES (TOTAL)	OVERALL ATTENDANCE
Michael R. Armellino	9/9 (100%)	3/3	–	–	3/3	6/6	3/3	6/6	3/3 (Chair)	24/24 (100%)	33/33 (100%)
A. Charles Baillie	9/9 (100%)	–	3/3	–	2/2	6/6 (Chair)	5/5	6/6	3/3	25/25 (100%)	34/34 (100%)
Hugh J. Bolton	9/9 (100%)	5/5	2/2	–	3/3	–	5/5	4/4	3/3	22/22 (100%)	31/31 (100%)
Donald J. Carty(2)	9/9 (100%)	4/5	3/3	–	–	6/6	–	–	3/3	16/17 (94%)	25/26 (96%)
Ambassador Gordon D. Giffin	9/9 (100%)	3/3	–	3/3	3/3	6/6	2/2	4/4	3/3	24/24 (100%)	33/33 (100%)
Edith E. Holiday	9/9 (100%)	–	5/5	–	2/2	4/4	5/5	6/6	3/3	25/25 (100%)	34/34 (100%)
V. Maureen Kempston Darkes	9/9 (100%)	2/2	–	–	5/5 (Chair)	2/2	3/3	6/6	3/3	21/21 (100%)	30/30 (100%)
The Hon. Denis Losier	9/9 (100%)	5/5 (Chair)	2/2	2/2	3/3	–	3/3	2/2	3/3	20/20 (100%)	29/29 (100%)
The Hon. Edward C. Lumley	9/9 (100%)	–	3/3	–	2/2	6/6	5/5	6/6 (Chair)	3/3	25/25 (100%)	34/34 (100%)
David G.A. McLean	9/9 (100%) (Chair)	–	5/5 (Chair)	3/3	2/2	4/4	5/5	6/6	3/3	28/28 (100%)	37/37 (100%)
Claude Mongeau(3)	9/9 (100%)	–	–	3/3 (Chair)	–	–	–	–	3/3	6/6 (100%)	15/15 (100%)
James E. O’Connor(4)	6/6 (100%)	2/2	–	–	3/3	4/4	–	–	3/3	12/12 (100%)	18/18 (100%)
Robert Pace	9/9 (100%)	5/5	5/5	–	–	–	5/5 (Chair)	6/6	3/3	24/24 (100%)	33/33 (100%)

(1)
In addition to committee members, all non-executive board members attended on a non-voting basis the January and September 2011 meetings of the Investment Committee of CN’s Pension Trust Funds and the January and December 2011 meetings of the Human Resources and Compensation Committee.

(2)
Donald J. Carty attended two Audit Committee meetings and two Finance Committee meetings on a non-voting basis prior to his nomination on those committees. He also attended, on a non-voting basis, three Human Resources and Compensation Committee meetings and one meeting of the Investment Committee of CN’s Pension Trust Funds as part of the orientation program for new directors (including those set out in note (1) above).

(3)
In addition to committee members, Claude Mongeau attended five Audit Committee meetings, five Environment, Safety and Security Committee meetings, six Finance Committee meetings, five Human Resources and Compensation Committee meetings and two Investment Committee of CN’s Pension Trust Funds on a non-voting basis.

(4)
James E. O’Connor attended on a non-voting basis one Human Resources Compensation Committee meeting and two meetings of the Investment Committee of CN’s Pension Trust Funds as part of the orientation program for new directors.

BOARD AND BOARD COMMITTEE MEETINGS	NUMBER OF MEETINGS HELD IN 2011
Board	9
Audit Committee	5
Corporate Governance and Nominating Committee	5
Donations and Sponsorship Committee	3
Environment, Safety and Security Committee	5
Finance Committee	6
Human Resources and Compensation Committee	5
Investment Committee of CN’s Pension Trust Funds	6
Strategic Planning Committee	3

CN MANAGEMENT INFORMATION CIRCULAR	18

Additional Disclosure Relating to Directors
As of the date hereof, to the knowledge of the Company and based upon information provided to it by the nominees for election to the Board of Directors, no such nominee is or has been, in the last 10 years, a director or executive officer of any company that, while such person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for the following:

(i)
Mr. Baillie, a director of the Company, was a director of Dana Corporation which filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code on March 3, 2006. Dana’s European, South American, Asian-Pacific, Canadian and Mexican subsidiaries are not included in the Chapter 11 filing. Dana Corporation successfully emerged from Chapter 11 reorganization in February 2008. Mr. Baillie is no longer a director of Dana Corporation;

(ii)
Mr. Lumley, a director of the Company, was a director of Air Canada when it voluntarily filed for protection under the Companies’ Creditors Arrangement Act (“CCAA”) in April 2003. Air Canada successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of arrangement in September 2004. Mr. Lumley is no longer a director of Air Canada;

(iii)
Mr. Mongeau, a director and the President and Chief Executive Officer of the Company, became a director of Nortel Networks Corporation (“NNC”) and Nortel Networks Limited (“NNL”) on June 29, 2006. On January 14, 2009, NNC, NNL and certain other Canadian subsidiaries initiated creditor protection proceedings under the CCAA in Canada. Certain U.S. subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code, and certain Europe, Middle East and Africa subsidiaries made consequential filings in Europe and the Middle East. Mr. Mongeau resigned as a director of NNC and NNL effective August 10, 2009;

(iv)
Mrs. Kempston Darkes, a director of the Company, was an officer of General Motors Corporation (“GM”) when GM filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code on June 1, 2009. None of the operations for which she was directly responsible in Latin America, Africa and the Middle East were included in the bankruptcy filing. GM emerged from bankruptcy protection on July 10, 2009 in a reorganization in which a new entity acquired GM’s most valuable assets. Mrs. Kempston Darkes retired as a GM officer on December 1, 2009; and

(v)
Mr. Giffin, a director of the Company, was a director of AbitibiBowater Inc. until January 22, 2009. AbitibiBowater Inc. and certain of its U.S. and Canadian subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code on April 16, 2009. AbitibiBowater Inc. and certain of its Canadian subsidiaries filed for creditor protection under the CCAA in Canada on April 17, 2009. Mr. Giffin is no longer a director of AbitibiBowater Inc.

CN MANAGEMENT INFORMATION CIRCULAR	19

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

General
We are committed to adhering to the highest standards of corporate governance and our corporate governance practices were designed in a manner consistent with this objective. The role, specific mandate and functioning rules of the Board of Directors and of each of its committees are set forth in our Corporate Governance Manual which was formally approved by the Board of Directors on January 21, 2003, and last amended on March 13, 2012. Our Corporate Governance Manual is available on our website at www.cn.ca, under Delivering Responsibly/Governance. It is revised regularly with a view to continually improving our practices by assessing their effectiveness and comparing them with evolving practices, the changing circumstances and our needs. Our Corporate Governance Manual forms part of the documentation given to all persons elected or appointed to the Board of Directors.

As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange (“TSX”) “”and the New York Stock Exchange (“NYSE”), our corporate governance practices comply with applicable rules adopted by the Canadian Securities Administrators (the “CSA”) and applicable provisions of the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and related rules of the U.S. Securities and Exchange Commission (“SEC”). We are exempted from complying with many of the NYSE corporate governance rules, provided that we comply with Canadian governance requirements. Except as summarized on our website at www.cn.ca, under Delivering Responsibly/ Governance, our governance practices, however, comply with the NYSE corporate governance rules in all significant respects.

The CSA adopted, in June 2005, National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Disclosure Instrument”) and National Policy 58-201 – Corporate Governance Guidelines (the “Governance Policy”). The Governance Policy provides guidance on governance practices to Canadian issuers, while the Disclosure Instrument requires issuers to make the prescribed disclosure regarding their own governance practices. The Company believes that its corporate governance practices meet and exceed the requirements of the Disclosure Instrument and the Governance Policy. The text and footnotes set forth hereunder refer to the items of the Disclosure Instrument as well as to the guidelines of the Governance Policy, where applicable. The Company also refers, where appropriate, to the NYSE Corporate Governance Standards (the “NYSE Standards”).

The Board of Directors is of the opinion that the Company’s corporate governance practices are well designed to assist the Company in achieving its principal corporate objective, which is the enhancement of shareholder value. The mandate of the Board is set out in Schedule “A” to this Information Circular(1). The Board of Directors has approved the disclosure of the Company’s governance practices described below, on the recommendation of the Corporate Governance and Nominating Committee.

Code of Business Conduct(2)
In 2008, the Board of Directors reviewed and updated its Code of Business Conduct to ensure that it is consistent with current industry trends and standards; clearly communicates CN’s organizational mission, values, and principles; and most importantly, serves as a ready reference guide for any employees to support everyday decision making. The Code is applicable to directors, officers and employees of CN. It addresses many important matters, including conflict of interest, protection and proper use of corporate assets and opportunities, confidentiality of corporate information, fair dealing, compliance with laws and reporting of any illegal or unethical behaviour. No waiver has ever been granted to a director or executive officer in connection therewith. With a view to continually improving our practices and reflecting evolving legal requirements, the Code was reviewed and updated, and distributed to all CN employees in 2012. The updated version of the Code is available on our website at www.cn.ca, under Delivering Responsibly/Governance and in print to any shareholder who requests copies by contacting our Corporate Secretary. The Code has also been filed with the Canadian and U.S. securities regulatory authorities.

The Board, through its Corporate Governance and Nominating Committee, reviews, monitors and oversees the disclosure relating to the Company’s Code of Business Conduct. Each year, management reports to such committee on the implementation of the Code within the organization and on any material contravention by employees of the Company to the provisions of the Code. No material change report has ever been filed or required to be filed pertaining to any conduct of a director or executive officer constituting a departure from the Code.

THE ROLE, MANDATE AND RULES OF THE BOARD OF DIRECTORS AND OF ITS COMMITTEES ARE SET FORTH IN OUR CORPORATE GOVERNANCE MANUAL, WHICH IS AVAILABLE ON OUR WEBSITE.

(1)	Form 58-101F1 of the Disclosure Instrument (“Form 58-101F1”), section 2; Governance Policy, section 3.4.
(2)	Form 58-101F1, section 5; Governance Policy, sections 3.8 and 3.9.

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The Board requests every director to disclose any direct or indirect interest he or she has in any organization, business or association, which could place the director in a conflict of interest. Every year, a questionnaire is sent to each director to make sure that the director is in no such conflict that has not been disclosed. Should there be a discussion or decision relating to an organization, business or association in which a director has an interest, the Board would request such director not to participate or vote in any such discussion or decision.

The Company believes that ethical business conduct is an important part of its success. Hence, the mandate of the Board attached as Schedule “A” to this Information Circular states that the Board has the responsibility for overseeing management in the competent and ethical operation of the Company. As part of the Company’s Code of Business Conduct, the employees are also required to avoid outside interests that may impair or appear to impair the effective performance of their responsibilities to the Company and be fair and impartial in all dealings with customers, suppliers and partners. A key person in the implementation of the Company’s Code of Business Conduct is CN’s Ombudsman, who presents reports to the Corporate Governance and Nominating Committee. The office of the Ombudsman offers a confidential, neutral and informal avenue which facilitates fair and equitable resolutions to concerns arising within the Company.

The Board of Directors also adopted procedures allowing interested parties (i) to submit accounting and auditing complaints or concerns to us and (ii) to communicate directly with the Chairman, who presides over all non-executive director sessions. These procedures are described on our website at www.cn.ca, under Delivering Responsibly/Governance. The Code of Business Conduct provides that concerns of employees regarding any potential or real wrongdoing in terms of accounting or auditing matters may be submitted confidentially through CN’s Hot Line.

THE BOARD OF DIRECTORS HAS ADOPTED PROCEDURES ALLOWING INTERESTED PARTIES TO COMMUNICATE DIRECTLY WITH THE CHAIRMAN.

Independence of Directors(1)
To better align the interests of the Board of Directors with those of our shareholders, all of the nominees for election to the Board of Directors, except our President and Chief Executive Officer, are independent. In determining whether a director is an independent director, the Board of Directors applies the standards developed by the Canadian securities regulatory authorities and the NYSE and the additional standards adopted by the Board. These standards are set out in CN’s Corporate Governance Manual which is available on our website at www.cn.ca, under Delivering Responsibly/Governance.

As shown in the following table, 12 of the 13 nominees for election to the Board of Directors are independent:

INDEPENDENCE STATUS
NAME	INDEPENDENT	NOT INDEPENDENT	REASON FOR NON- NDEPENDENCE STATUS
Michael R. Armellino	✓
A. Charles Baillie	✓
Hugh J. Bolton	✓
Donald J. Carty	✓
Ambassador	✓
Gordon D. Giffin	✓
Edith E. Holiday	✓
V. Maureen	✓
Kempston Darkes	✓
The Hon. Denis Losier	✓
The Hon. Edward C. Lumley	✓
David G.A. McLean	✓
Claude Mongeau		✓	President and Chief Executive Officer of the Company
James E. O’Connor	✓
Robert Pace	✓

Independent Chairman of the Board(2)
The Company’s Board is led by a non-executive Chairman since it became public in 1995 and we believe that the separation of the positions of President and Chief Executive Officer and Chairman contributes to allowing the Board to function independently of management. Hence, our Corporate Governance Manual provides that the Board Chair must be an independent director who is designated by the Board. Mr. David G.A. McLean, who has been a director of the Company since 1994, is the independent Board Chair. The Corporate Governance Manual describes the responsibilities of the Chairman. The key role of the Board Chair is to take all reasonable measures to ensure that the Board (i) has structures and procedures in place to enable it to function independently of management, (ii) carries out its responsibilities effectively and (iii) clearly understands and respects the boundaries between the responsibilities of the Board and those of management.

12 OF THE 13 NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS ARE INDEPENDENT.

(1)	Form 58-101F1, sections 1(a), (b) and (c); Governance Policy, section 3.1.
(2)	Form 58-101F1, section 1(f); Governance Policy, section 3.2.

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Position Descriptions(1)
Our Corporate Governance Manual includes position descriptions for the Board Chair and the Committee Chairs, as well as a position description for the President and Chief Executive Officer of the Company.

Election of Directors
The Board of Directors has adopted a policy, which is part of our Corporate Governance Manual, to the effect that a nominee for election as a director of the Company who receives a greater number of votes “withheld” than votes “for”, with respect to the election of directors by shareholders, will be expected to offer to tender his or her resignation to the Chairman promptly following the meeting of shareholders at which the director is elected. The Corporate Governance and Nominating Committee will consider such offer and make a recommendation to the Board of Directors whether to accept it or not. The Board of Directors will make its decision and announce it in a press release within 90 days following the meeting of shareholders. The director who offered to tender his or her resignation should not be part of any committee or Board of Directors deliberations pertaining to the resignation offer. This policy only applies in circumstances involving an uncontested election of directors. An “uncontested election of directors” means that the number of director nominees is the same as the number of directors to be elected to the Board and that no proxy material is circulated in support of one or more nominees who are not part of the candidates supported by the Board of Directors.

THE BOARD OF DIRECTORS HAS ADOPTED A MAJORITY VOTING POLICY.

Committees of the Board(2)
Given our size, the nature and geographical scope of our activities and the great number of laws and regulations to which we are subject, the Board of Directors has subdivided its supervision mandate into six areas and has established committees that have certain responsibilities for such areas. These committees are the Audit Committee, the Finance Committee, the Corporate Governance and Nominating Committee, the Human Resources and Compensation Committee, the Environment, Safety and Security Committee and the Strategic Planning Committee and their charters are available as part of CN’s Corporate Governance Manual. The Board of Directors also established the Investment Committee of CN’s Pension Trust Funds and the Donations and Sponsorships Committee, which are mixed committees

SCHEDULE “B” TO THIS INFORMATION CIRCULAR PROVIDES REPORTS ON THE ACTIVITIES OF EACH BOARD COMMITTEE.

The following is a brief summary of the mandate of each committee of the Board of Directors.

Audit Committee
The Audit Committee has the responsibility of overseeing the Company’s financial reporting, monitoring risk management, internal controls and internal and external auditors. The mandate of the Audit Committee is further described in the section entitled “Statement of Corporate Governance Practices – Audit Committee Disclosure” at page 30 of this Information Circular and in the charter of such committee which is included in our Corporate Governance Manual.

Finance Committee
The Finance Committee has the responsibility of overseeing the Company’s financial policies, reviewing financings and authorizing, approving and recommending certain financial activities. As part of these responsibilities, the Finance Committee provides oversight with respect to our capital structure, cash flows and key financial ratios, reviews the opportunities and parameters for debt or equity financing, reviews financing documents and, within the scope of its authority levels established by the Board, may authorize the borrowing of money, the issuing of debt securities or the engaging in other forms of financing, or makes recommendations to the Board thereon. The responsibilities, powers and operation of the Finance Committee are further described in the charter of such committee which is included in our Corporate Governance Manual.

Corporate Governance and Nominating Committee
The Corporate Governance and Nominating Committee has the responsibility of monitoring the composition of the Board of Directors and its committees and overseeing corporate governance matters. As part of its responsibilities, the Corporate Governance and Nominating Committee develops, reviews and monitors criteria for selecting directors, including required or desired competencies and skills to improve the Board of Directors and, in consultation with the Board Chair, identifies candidates qualified to become Board members.(3)

(1)	Form 58-101F1, sections 3(a) and (b); Governance Policy, section 3.5.
(2)	Form 58-101F1, section 8.
(3)	Governance Policy, section 3.13.

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This Committee reviews the corporate governance guidelines applicable to the Company, recommends any change that should be made thereto and monitors the disclosure of its practices. The responsibilities, powers and operation of the Corporate Governance and Nominating Committee are further described in the charter of such committee which is included in our Corporate Governance Manual.(1)

The charter of the Corporate Governance and Nominating Committee provides that such committee must be composed solely of independent directors. As at February 29, 2012, all members of the Corporate Governance and Nominating Committee are independent.(2)

Human Resources and Compensation Committee
The Human Resources and Compensation Committee has the responsibility of monitoring executive management’s performance assessment and succession planning. This Committee also has the mandate to review human resources practices by ensuring, amongst other things, that appropriate human resources systems are in place so that the Company can attract, motivate and retain the quality of personnel required to meet its business objectives. The mandate of the Human Resources and Compensation Committee is further described in the section entitled “Statement of Executive Compensation – Human Resources and Compensation Committee” at page 35 of this Information Circular and in the charter of such committee which is included in our Corporate Governance Manual. The Human Resources and Compensation Committee must be composed solely of independent directors. As at February 29, 2012, all members of the Human Resources and Compensation Committee are independent.(3)

The Board has adopted a policy, which is included in our Corporate Governance Manual, that no more than one in three members of the Human Resources and Compensation Committee shall be a sitting CEO of another company, at least one member shall be experienced in executive compensation, and the President and CEO of the Company shall be excluded from the Committee member selection process.

Reference is also made to the subsection entitled “Statement of Executive Compensation – Human Resources and Compensation Committee – Executive Compensation Consultants” at page 37 of this Information Circular for disclosure in respect of executive compensation consultants.(4)

Environment, Safety and Security Committee
The Environment, Safety and Security Committee has the responsibility, amongst other things, of overseeing the development and implementation of environmental, safety and security policies, assessing environmental, safety and security practices, and reviewing the Company’s business plan to ascertain whether environmental, safety and security issues are adequately taken into consideration. The responsibilities, powers and operation of the Environment, Safety and Security Committee are further described in the charter of such committee which is included in our Corporate Governance Manual.

Strategic Planning Committee
The Strategic Planning Committee focuses on financial and strategic issues, including the review of the key assumptions, as well as the economic, business, regulatory and competitive conditions underlying the Company’s business plan. It also reviews, with the President and Chief Executive Officer and other appropriate executive officers, the Company’s business plan and capital budget prior to their formal approval by the Board of Directors. The responsibilities, powers and operation of the Strategic Planning Committee are further described in the charter of such committee which is included in our Corporate Governance Manual.

Investment Committee of CN’s Pension Trust Funds
The Investment Committee of CN’s Pension Trust Funds, which is a mixed committee composed of directors and officers, has the responsibility, amongst other things, of reviewing the activities of the CN Investment Division, reviewing and approving the CN Investment Incentive Plan and award payouts thereunder, advising the CN Investment Division on investment of assets of CN’s Pension Trust Funds and approving certain of the investments made by CN’s Pension Trust Funds. The responsibilities, powers and operation of the Investment Committee of CN’s Pension Trust Funds are further described in the charter of such committee which is included in our Corporate Governance Manual.

Donations and Sponsorships Committee
The Donations and Sponsorships Committee, which is a mixed committee composed of directors and officers, has the responsibility, amongst other things, of developing a donations and sponsorships strategy and for reviewing and approving donation and sponsorship requests. The responsibilities, powers and operation of the Donations and Sponsorships Committee are further described in the charter of such committee which is included in our Corporate Governance Manual.

(1)	Form 58-101F1, section 6(c); Governance Policy, section 3.11.
(2)
Form 58-101F1, section 6(b); Governance Policy, section 3.10. The NYSE Standards state that a board should appoint a nominating committee composed entirely of independent directors and that such committee should have a written charter. The Board has adopted a written mandate for the Corporate Governance and Nominating Committee pursuant to which such committee must be composed solely of independent directors.

(3)
Form 58-101F1, sections 7(a), (b) and (c) and Governance Policy, sections 3.15, 3.16 and 3.17 (regarding officers). The NYSE Standards state that the CEO’s compensation should be determined by the corporation’s compensation committee or by all independent directors of the corporation. Our Corporate Governance Manual provides that the CEO’s compensation is determined by the Company’s independent directors only. The NYSE Standards state that a board should appoint a compensation committee composed entirely of independent directors and that such committee should have a written charter. The Board has adopted a written mandate for the Human Resources and Compensation Committee pursuant to which such committee must be composed solely of independent directors.

(4)	Form 58-101F1, section 7(d).

CN MANAGEMENT INFORMATION CIRCULAR	23

Board and Committee Meetings

Process
The Board Chair, in collaboration with the Corporate Secretary, has the responsibility of establishing a schedule for the meetings of the Board of Directors and its committees. During such process, the Corporate Secretary, in collaboration with the Board and Committee Chairs and the appropriate executive officers, establishes Board and committee working plans for the year. We believe that proceeding in this manner helps in the preparation of in-depth presentations conducive to meaningful information sessions and discussions while allowing management to plan ahead. If during the course of the year events or circumstances require Board or committee action or consideration, additional meetings are called. The total number of meetings and the attendance record for each director for all board and committee meetings held during the course of 2011 are set out in the section entitled “Nominees for Election to the Board – Board and Committee Attendance” of this Information Circular.(1)

BOARD AND COMMITTEE WORKING PLANS ARE ESTABLISHED FOR THE YEAR.

Communication regularly takes place between the Board Chair and the President and Chief Executive Officer and, through the Office of the Corporate Secretary, between executive officers having responsibilities for matters placed under the supervision of particular committees and the Chairs of such committees. This open communication ensures that all meaningful information concerning the affairs and progress of the Company are transmitted to those members of the Board of Directors or committees having special supervisory responsibilities.

In Camera Meetings
The independent Board members meet before or after every in-person meeting of the Board of Directors in in camera sessions, without the presence of management and under the chairmanship of the Board Chair. During the financial year ended December 31, 2011, there were nine in camera sessions that were attended only by non-executive directors.(2)

IN CAMERA SESSIONS ARE HELD BY INDEPENDENT BOARD MEMBERS AT EVERY IN-PERSON MEETING OF THE BOARD OF DIRECTORS.

Director Selection(3)

Review of Credentials
In consultation with the Board Chair, the Corporate Governance and Nominating Committee annually reviews the credentials of nominees for election or re-election as members of the Board of Directors. It considers their qualifications, the validity of the credentials underlying each nomination, and, for nominees who are already directors of the Company, an evaluation of their effectiveness and performance as members of the Board of Directors, including their attendance at Board and committee meetings. Board and board committee members are expected to attend all meetings. As stated in our Corporate Governance Manual, any director who has attended less than 75% of meetings of the board or meetings of committees on which they sit, for more than two consecutive years, without a valid reason for the absences, will not be renominated. The Corporate Governance and Nominating Committee is constantly on the lookout and monitoring for new candidates for nomination to the Board of Directors and is mindful of the mandatory retirement dates of current directors.

ANY DIRECTOR WHO HAS ATTENDED LESS THAN 75% OF BOARD OR COMMITTEE MEETINGS FOR MORE THAN TWO YEARS WITHOUT A VALID REASON WILL NOT BE RENOMINATED.

Competency Matrix
The Corporate Governance and Nominating Committee, together with the Board Chair, is responsible for determining the needs of the Board in the long term and identifying new candidates to stand as nominees for election or appointment as directors. In 2010 and 2011, the Committee and the Board Chair focused on board renewal in light of both recent and upcoming director retirements, with a view to expanding and completing the Board’s overall expertise in certain areas. In proposing the list of Board nominees, the Board of Directors is guided by the process described in our Corporate Governance Manual. As part of the process, the Board Chair, in consultation with the Corporate Governance and Nominating Committee, develops a competency matrix based on knowledge areas, types of expertise and geographical representation and identifies any gaps to be addressed in the director nomination process. The Board ensures that the skill set developed by directors, through their business expertise and experience, meets the needs of the Board. The Board also takes into consideration the representativity, both in terms of experience and geographical location, of each candidate to the Board, as well as his or her independence, qualifications, financial acumen, business judgment and board dynamics. This competency matrix is reviewed regularly by the Board Chair with Board members, and is updated as may be required.

(1)	Form 58-101F1, section 1(g).
(2)	Form 58-101F1, section 1(e); Governance Policy, section 3.3.
(3)	Form 58-101F1, section 6(a); Governance Policy, sections 3.12, 3.13 and 3.14.

CN MANAGEMENT INFORMATION CIRCULAR	24

The following table identifies some of the current skills and other factors considered as part of the competency matrix developed by the Board Chair and the Corporate Governance and Nominating Committee, along with identification of each nominee for election to the Board of Directors possessing each skill:

	SALES/ MARKETING	FINANCE	ACCOUNTING	LEGAL	STRATEGY	HUMAN RESOURCES	ENGINEERING/ ENVIRONMENT	KNOWLEDGE OF TRANSPORT INDUSTRY	PUBLIC POLICY
Michael R. Armellino		✓	✓		✓			✓	✓
A. Charles Baillie	✓	✓	✓		✓	✓		✓	✓
Hugh J. Bolton		✓	✓		✓	✓		✓	✓
Donald J. Carty	✓	✓	✓		✓	✓		✓	✓
Ambassador Gordon D. Giffin	✓		✓	✓	✓	✓		✓	✓
Edith E. Holiday	✓	✓		✓	✓	✓		✓	✓
V. Maureen Kempston Darkes	✓	✓	✓	✓	✓	✓		✓	✓
The Hon. Denis Losier	✓	✓	✓		✓	✓		✓	✓
The Hon. Edward C. Lumley	✓	✓			✓	✓		✓	✓
David G.A. McLean	✓	✓		✓	✓	✓		✓	✓
Claude Mongeau	✓	✓	✓		✓	✓	✓	✓	✓
James E. O’Connor	✓	✓	✓		✓	✓	✓	✓	✓
Robert Pace	✓	✓	✓	✓	✓	✓		✓	✓

The Board has developed an evergreen list which is updated on a regular basis. Prior to nominating a new director for election or appointment, the Board Chair and the Chief Executive Officer meet with the candidate to discuss his or her interest and willingness to serve on CN’s Board, potential conflicts of interest, and his or her ability to devote sufficient time and energy to the Board of Directors.

Common Directorships
With a view to further strengthen directors’ independence, the Board has adopted a policy pursuant to which a director shall not accept the invitation to join an outside board on which a director of CN already sits without previously obtaining the approval of the Corporate Governance and Nominating Committee. In addition, the Board has adopted a policy, which is included in our Corporate Governance Manual, to the effect that no more than two of the Company’s directors should generally serve on the same outside board or outside board committee.

NO BOARD MEMBERS SIT TOGETHER ON THE BOARD OF ANOTHER PUBLIC COMPANY.

As of February 29, 2012, no members of our Board of Directors served together on the boards of other public companies.

Number of Directorships
CN recognizes that Board membership requires a significant dedication of time. As a result, the number of boards on which an individual can serve is necessarily limited. With a view to taking reasonable steps to ensure the ability of each candidate to make the commitment of time necessary to be a director of CN, the Board will apply the following guidelines when considering candidates to become directors of CN:

●
for candidates that are chief executive officers or other senior executives of public corporations, the Board will prefer individuals who hold no more than two (2) public corporation directorships (excluding CN’s Board) in addition to membership on the board of the corporation at which an individual is employed;

●
for candidates that have a full-time employment with non-public corporations or other entities and for full-time employees of public corporations (other than chief executive officers or senior executives of such public corporations), the Board will prefer individuals who hold no more than four (4) public corporation directorships (excluding CN’s Board) in addition to membership on the board of the corporation at which an individual is employed; and

●	for other candidates, the Board will prefer individuals who hold no more than five (5) public corporation directorships (excluding CN’s Board).

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Directors are expected to provide the Board Chair with information as to all boards of directors that they sit on or that they have been asked to join so as to allow the Board to determine whether it is appropriate for such director to continue to serve as a member of the Board or of a Board Committee. The Corporate Governance and Nominating Committee and the Board Chair will apply Board nominee selection criteria, including directorsí past contributions to the Board and availability to devote sufficient time to fulfill their responsibilities, prior to recommending directors for re-election for another term.

The biographies on pages 7 to 13 of this Information Circular identify the other reporting issuers of which each nominee is a director.(1)

Evergreen List
In order to assist the Corporate Governance and Nominating Committee and the Board Chair in recommending candidates to become directors of CN, the Corporate Governance and Nominating Committee has constituted, together with the Board Chair, a list of potential Board candidates, which it updates from time to time.

AN EVERGREEN LIST OF POTENTIAL BOARD CANDIDATES IS MAINTAINED AND UPDATED FROM TIME TO TIME.

Retirement from the Board
The Board has also adopted a policy on the mandatory retirement age for directors whereby a director would not, unless otherwise determined by the Board, in its discretion, be nominated for re-election at the annual meeting of shareholders following his or her seventy-fifth birthday. In addition, directors are expected to inform the Board Chair of any major change in their principal occupation so that the Board will have the opportunity to decide the appropriateness of such director’s continuance as a member of the Board or of a Board committee. The Board of Directors has not deemed it appropriate or necessary to limit the number of terms a director may serve on the Board.

Board tenure
The following chart shows the tenure of the Company’s Board as of February 29, 2012:

Please refer to the biographies on pages 7 to 13 for details regarding length of Board tenure of each nominee for election as directors.

Director Emeritus
The Board of Directors confers, from time to time, the honorary status of Director Emeritus to retiring or former directors who have made significant contributions to the Board through long and distinguished service and accomplishments. Currently, lifetime emeritus status has been bestowed upon Purdy Crawford, Raymond Cyr, James K. Gray and Cedric Ritchie.

From time to time, Directors Emeritus may be invited, as guests, to attend meetings of the Board or any committee of the Board and, if present, may participate in the discussions occurring at such meetings. Directors Emeritus shall not be counted for the purpose of determining whether a quorum of the Board or a committee of the Board is present nor shall they vote or receive compensation for such participation. Directors Emeritus are also invited to attend the Annual Meeting of Shareholders and Company or Board functions and are reimbursed for reasonable travel and other out-of-pocket expenses in connection with attendance at such events.

(1)	Form 58-101F1, section 1(d).

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Board Performance Assessment(1)

Process
The Board of Directors has implemented, and reviews, from time to time, a comprehensive process to annually assess its effectiveness, the effectiveness of its committees, the Board Chair, the Committee Chairs and individual directors. This process is under the supervision of the Corporate Governance and Nominating Committee and the Board Chair and is comprised of the following steps:

●
The following questionnaires are prepared by the Office of the Corporate Secretary and approved by the Corporate Governance and Nominating Committee and the Board Chair, taking into account current issues, the findings of previous years and input from the Board of Directors:

–	Board and committee performance evaluation questionnaires, including a self-assessment by individual directors;
–	a Board Chair evaluation questionnaire; and
–	Committee Chair evaluation questionnaires.

●
Each questionnaire is then sent to every director and a complete set of the responses is forwarded to the Board Chair, except for the responses to the evaluation questionnaires relating to the Board Chair and Corporate Governance and Nominating Committee Chair, which are forwarded directly to each of the Chairs of the Audit Committee and the Human Resources and Compensation Committee.

●
Following receipt of the completed questionnaires, the Board Chair contacts every director and conducts open and confidential one-on-one meetings to discuss the answers received from and in respect of such director and any comments to the questionnaires which the director may have and to review the self-evaluation of each director. One of the Audit Committee or Human Resources and Compensation Committee Chairs also discusses individually with each director his or her responses and comments on the Board Chair and Corporate Governance and Nominating Committee chair evaluation questionnaires.

THE BOARD HAS IMPLEMENTED A COMPREHENSIVE ASSESSMENT PROCESS.

●
Reports are then made by the Board Chair and the Audit Committee and Human Resources and Compensation Committee Chairs to the Board of Directors, with suggestions to improve the effectiveness of the Board of Directors, Board committees, Board and Committee Chairs and separately to individual directors in respect of their personal performance.

●
The Board Chair and Committee Chairs take into consideration the overall results and suggestions derived from the annual Board performance assessment in order to improve the functioning and activities of the Board and Board committees.

Independent Advisor
In addition to the above-mentioned process, the Board may, from time to time, hire an independent advisor to assess or assist the Board of Directors in independently assessing the performance of the Board of Directors, Board committees, Board and Committee Chairs and individual directors.

Peer Assessment
The Board Chair leads on an annual basis a peer review process through one-on-one meetings with each individual director. The Corporate Governance and Nominating Committee also considers on an annual basis the appropriateness of conducting a peer assessment through an independent advisor. At the end of 2007, the Corporate Governance and Nominating Committee and the Board carried out an individual director peer assessment with the assistance of an independent advisor, as was done in 2004. In 2011, no such assessment was deemed necessary given the fact that one was carried out in 2007 and the changes to the composition of the Board were very recent. In 2007, the process involved peer assessment questionnaires which were completed by each director and forwarded directly and confidentially to the advisor. Responses were then consolidated in an individual director report and distributed by the advisor directly to each director, as well as to the Board Chair, and a report was made by the Board Chair to the Board of Directors.

The Board performance assessment process is further described in CN’s Corporate Governance Manual which is available on our website at www.cn.ca, under Delivering Responsibly/Governance.

Board Compensation
The Corporate Governance and Nominating Committee annually reviews with the Board Chair and makes recommendations to the Board on the adequacy and form of compensation for non-executive directors, taking reasonable steps to ensure such compensation realistically reflects the responsibilities and risk involved, without compromising a director’s independence. See the section entitled “Nominees for Election to the Board – Board of Directors Compensation” of this Information Circular for additional information on compensation received by directors in 2011.(2)

(1)	Form 58-101F1, section 9; Governance Policy, section 3.18.
(2)	Form 58-101F1, section 7(a) and Governance Policy, section 3.17(b) (regarding directors).

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Director Orientation and Continuing Education(1)

Orientation
Our orientation program includes presentations by the Company’s officers on the Company’s organizational structure and the nature and operation of its business, a review with the Board Chair of the methods of operation and the roles of the Board and its committees, a discussion on the contribution individual directors are expected to make and access to appropriate information or outside resources as required. New directors are provided with a Directors’ handbook containing corporate and other information required to familiarize themselves with the Company, its organization and operations.

Continuing Education
The Board Chair arranges for Board members to have access to education and information on an ongoing basis pertaining to Board effectiveness and the best practices associated with successful boards, briefings on factors or emerging trends that may be relevant to the Company’s business strategy and other material as deemed appropriate by the Board Chair. The Company also makes available, at its cost, a host of educational programs provided by leading institutions. We encourage directors to attend seminars and other educational programs and to report back to the Board on the quality of such programs. Educational reading materials on corporate governance and other topics are also included in the materials provided to the Board in advance of meetings.

In 2011, Board members were provided with educational reading materials and presentations on a variety of matters and topics, including corporate governance, executive compensation, executive succession planning, key accounting considerations, financial strategy, risk assessment and disclosure, and Canadian and U.S. securities law developments.

EDUCATIONAL READING MATERIALS AND PRESENTATIONS WERE PROVIDED TO BOARD MEMBERS ON A VARIETY OF MATTERS AND TOPICS.

Directors also interacted with executive and senior management at every board meeting and received extensive presentations on matters of strategic importance to the Company’s business, including presentations on its customer engagement initiatives, business growth strategy, operating plans, supply chain strategy, eBusiness, car management, customer damage prevention, its sustainability initiatives and regulatory matters relevant to the business of the Company.

Moreover, the directors have from time to time been provided with first-hand opportunities to visit certain sites in which CN is making significant investments, such as the intermodal terminals in Prince George and at the Port of Prince Rupert. They have also visited certain of CN’s main yards, as well as our Information Technology command center and in 2011 they visited Kirk Yard and the EJ&E properties in the United States. During such events, the Board had the opportunity to interact with CN officers to gain a full appreciation of such strategic projects and to learn more about CN’s overall operations. Directors also attend community dinners and other company events throughout the year.

(1)	Form 58-101F1, sections 4(a) and (b); Governance Policy, sections 3.6 and 3.7.

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The table below lists the external conferences, seminars and courses, as well as dedicated internal sessions on key CN subject matters, that the directors of the Company attended in 2011 and early 2012.

DATE OF PRESENTATION	TITLE OF PRESENTATION	PRESENTED/HOSTED BY	ATTENDED BY
2011	Director Series Program on Sustainability and Shareholder Value	Major accounting firm	Maureen Kempston-Darkes
2011	Periodically held seminars	HR and Compensation consulting firms and various law firms and major accounting firms and AAMI	Edward C. Lumley
January 25, 2011	Presentation of Safety Initiatives and Survey	Chief Safety and Sustainability Officer General Manager, Safety and Regulatory Affairs Assistant Vice-President, B.C. South (CN)	All directors
March 8, 2011	Presentation on Supply Chain Thinking for Operational and Service Excellence	Senior Vice-President, Western Region Vice-President, Network Optimization General Manager, Service Delivery (CN)	All directors
April 26, 2011	Presentation on CN Intermodal: Overview of the Business and Operations	Vice-President, Intermodal Assistant Vice-President, International Assistant Vice-President, Domestic General Manager, Intermodal Operations (CN)	All directors
June 14, 2011	Presentation on eBusiness	Vice-President, Corporate Marketing Vice-President and Chief Information Officer Senior Manager, eBusiness (CN)	All directors
September 13, 2011	Presentation on Car Management Excellence and Private Fleet Management	Vice-President, Industrial Products Vice-President, Petroleum and Chemicals General Manager, Car Fleet (CN)	All directors
October 3-4, 2011	Strategic Governance and Leadership Summit for Corporate Board Members	Bank of America – Merrill Lynch	James E. O’Connor
October 25, 2011	Presentation on CustomerFIRST – Damage Prevention	Assistant Vice-President, Safety and Emergency Response (CN)	All directors
	Presentation on CustomerFIRST – Optional Services	Assistant Vice-President, Revenue Management (CN)	All directors
November 2011	Integrity Risks and Returns, Discussion with the H.J. Heinz Co. Board of Directors	Ethical Leadership Group Global Compliance	Edith E. Holiday
November 16-18, 2011	Compensation Committees: New Challenges, New Solutions Program	Harvard Business School	Robert Pace
November 29, 2011	Presentation on CN Pension Plan – Pension Strategy	Vice-President – Treasurer Director, Pensions and Benefits (CN)	All directors
January 10-11, 2012	“Risk & Liquidity; the Alpha and Omega of Asset Management Today”	Institutional Investor Forums (New York City)	A. Charles Baillie

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Audit Committee Disclosure
National Instrument 52-110 – Audit Committees (“NI 52-110”) of the CSA requires issuers to include the charter of their audit committee and disclose information with respect to the composition, education and experience of the members of their audit committees, as well as all fees paid to external auditors in their annual information form. We comply with the requirements regarding composition and responsibilities, as summarized hereinafter, and we refer you to Schedule “A” of our Annual Information Form available on SEDAR at www.sedar.com and on our website at www.cn.ca, under Delivering Responsibly/Governance with regards to the charter of our Audit Committee.(1)

Composition of the Audit Committee
The Audit Committee is composed of six independent directors, namely, The Hon. Denis Losier, Chair of the Committee, Hugh J. Bolton, Donald J. Carty, V. Maureen Kempston Darkes, James E. O'Connor, and Robert Pace. The Chair of the Human Resources and Compensation Committee, Mr. Pace, is necessarily a member of the Audit Committee, as provided for in the Corporate Governance Manual. No member of the Audit Committee receives, other than in his or her capacity as a director or member of a Board committee, directly or indirectly, any fee from the Company or any subsidiary of the Company, nor is an affiliated person of the Company, or any subsidiary of the Company.(2) Mr. Carty has been appointed to the Company’s Audit Committee on March 8, 2011, and Mr. O’Connor was appointed on April 27, 2011.

Mandate of the Audit Committee
The committee’s responsibilities can be divided into four categories:

●	overseeing financial reporting;

●	monitoring risk management and internal controls;

●	monitoring internal auditors; and

●	monitoring external auditors.

OVERSEEING FINANCIAL REPORTING
The mandate of the Audit Committee provides that the committee is responsible for reviewing, with management and the external auditors, the annual and quarterly financial statements of the Company and accompanying information, including the Company’s MD&A disclosure and earnings press releases, prior to their release, filing and distribution.

The mandate also provides that the committee should review the procedures in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures.(3)

The Audit Committee is also responsible for reviewing the financial information contained in the annual information form and other reports or documents, financial or otherwise, requiring Board approval.

Furthermore, the Audit Committee is in charge of reviewing the results of the external audit, any significant problems encountered in performing the audit, and management’s response and/or action plan related to any issue identified by the external auditors and any significant recommendations relating thereto.

MONITORING RISK MANAGEMENT AND INTERNAL CONTROLS
The Audit Committee is responsible for receiving periodically management’s report assessing the adequacy and effectiveness of CN’s disclosure controls and procedures and systems of internal control. The mandate of the Audit Committee also provides that the committee must review CN’s risk assessment and risk management policies.

The Audit Committee is also responsible for assisting the Board with the oversight of CN’s compliance with applicable legal and regulatory requirements.

Additionally, the mandate of the Audit Committee provides that the committee must establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters, while insuring confidentiality and anonymity. CN has adopted such procedures. Please refer to the Corporate Governance section of our website at www.cn.ca, under Delivering Responsibly/Governance for more details on these procedures.(4)

MONITORING INTERNAL AUDITORS
The Audit Committee is responsible for ensuring that the Chief Internal Auditor reports directly to the Audit Committee, and for regularly monitoring the internal audit function’s performance, its responsibilities, staffing, budget and the compensation of its members. It further annually reviews the internal audit plan and ensures that the internal auditors are accountable to the Audit Committee.

(1)	NI 52-110, section 2.3, subsection 1.
(2)
NI 52-110, section 3.1, subsections 1, 2 and 3. The NYSE Standards and the applicable rules of the SEC require that in order to be considered independent, a member of the Audit Committee should not, other than in his or her capacity as a director or member of a board committee and in other limited circumstances, accept directly or indirectly any consulting, advisory or other compensatory fee from the Company or any subsidiary of the Company nor be an affiliated person of the Company or any subsidiary of the Company. All members of the Audit Committee are independent pursuant to such definition.

(3)	NI 52-110, section 2.3, subsections 5 and 6.
(4)	NI 52-110, section 2.3, subsection 7.

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MONITORING EXTERNAL AUDITORS
The mandate of the Audit Committee states that the committee is responsible for recommending the retention and, if appropriate, the removal of external auditors, evaluating and remunerating them, and monitoring their qualifications, performance and independence.(1)

The Audit Committee is also in charge of approving and overseeing the disclosure of all audit, review and attest services provided by the external auditors, determining which non-audit services the external auditors are prohibited from providing, and pre-approving and overseeing the disclosure of permitted non-audit services by the external auditors.(2)

The Audit Committee is responsible for overseeing the external auditors and discussing with them the quality and not just the acceptability of the Company’s accounting principles, including any material written communications between the Company and the external auditors (including a disagreement, if any, with management and the resolution thereof).(3)

The Audit Committee also reviews at least annually, the formal written statement from the external auditors stating all relationships the external auditors have with CN and confirming their independence.

The mandate of the Audit Committee also provides that the committee is responsible for reviewing hiring policies for employees or former employees of the Company’s firm of external auditors.(4)

Furthermore, the mandate of the Audit Committee states that the Audit Committee may retain independent advisors to help it carry out its responsibilities, including fixing such advisors’ fees and retention terms, subject to advising the Board Chair. The committee makes arrangements for the appropriate funding for payment of the external auditors and any advisors retained by it. Pursuant to its charter, the Audit Committee also has direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The internal and external auditors must meet separately with the Audit Committee, without management, twice a year, and more frequently as required.(5)

The Audit Committee met five times in 2011 and held in camera sessions at each meeting. The report of the Audit Committee, set forth in Schedule “B” to this Information Circular, outlines the major subject areas reviewed by the committee during the year, in compliance with its mandate.

Audit Committee Report Regarding Internal Control Over Financial Reporting
The Audit Committee received periodically management’s report assessing the adequacy and effectiveness of our disclosure controls and procedures and systems of internal control in respect of the 2011 fiscal year. The Company’s external auditors, KPMG LLP, are responsible for performing an independent audit of our consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (“PCAOB”) in the U.S., and an independent audit of the effectiveness of internal control over financial reporting, in accordance with the standards of the PCAOB. These audits serve as a basis for KPMG LLP’s opinions addressing whether the consolidated financial statements fairly present our financial position, results of operations, and cash flows in conformity with U.S. generally accepted accounting principles.

The Audit Committee has discussed with KPMG LLP the matters required to be discussed by the American Institute of Certified Public Accountants Statement on Auditing Standards No. 61 (Communication With Audit Committees) and Canadian Institute of Chartered Accountants Handbook Section 5751 (Communications With Those Having Oversight Responsibility for the Financial Reporting Process) including matters relating to the conduct of the audit of our financial statements and the assessment of the effectiveness of our internal control over financial reporting under section 404 of the Sarbanes-Oxley Act.

KPMG LLP provided the Committee with written disclosures and the letter required by Rule 3526 of the PCAOB, which supersedes Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and the two related interpretations. The Audit Committee has discussed with KPMG LLP the firm’s independence from the Company. A formal written statement describing all relationships between KPMG LLP and the Company including a written confirmation that KPMG LLP are independent within the meaning of the rules of the Code of Ethics of the “Ordre des comptables agréés du Québec” and are independent public accountants with respect to the Company within the meaning of U.S. federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the SEC pursuant to the Sarbanes-Oxley Act, and Rule 3526 of the PCAOB was also remitted to the Audit Committee.

Based on this review and these discussions, the Audit Committee recommended to the Board that the Company’s audited consolidated financial statements be filed with Canadian securities regulators and included in the Company’s Annual Report on Form 40-F for the year ended December 31, 2011 filed with the SEC.

(1)   NI 52-110, section 2.3, subsection 2.
(2)   NI 52-110, section 2.3, subsection 4.
(3)   NI 52-110, section 2.3, subsection 3.
(4)   NI 52-110, section 2.3, subsection 8.
(5)   NI 52-110, section 4.1.

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Education and Relevant Experience of the Audit Committee Members
The Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and experience. As required in the charter of the Audit Committee, all members of the Audit Committee are financially literate, as such terms are defined under Canadian securities laws and regulations(1) and the NYSE Standards, and several members of the committee meet all criteria to be designated as “audit committee financial expert” under the rules of the SEC. The Board has made such determination based on the education and experience of each committee member.

In determining if a director is an “audit committee financial expert”, the Board considers if the director is a person who has: (a) an understanding of generally accepted accounting principles and financial statements; (b) the ability to assess general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities; (d) an understanding of internal controls and procedures for financial reporting; and (e) an understanding of audit committee functions.

The following is a description of the education and experience of each member of the Audit Committee as of the date of this Information Circular that is relevant to the performance of his/her responsibilities as a member of the committee:

Mr. Bolton is the chairman of the board of directors of EPCOR Utilities Inc. and former chair of Matrikon Inc. Mr. Bolton is a director and member of the audit committees of TD Bank Financial Group, Teck Resources Limited and WestJet Airlines Ltd. and a director of Capital Power Corporation. From 1992 to 1997, Mr. Bolton was chair and Chief Executive Partner of Coopers & Lybrand Canada (now PricewaterhouseCoopers). Mr. Bolton was a partner of Coopers & Lybrand for 34 years and a public accountant and auditor with that firm for 40 years. He is a Chartered Accountant and a fellow of the Alberta Institute of Chartered Accountants. Mr. Bolton holds an undergraduate degree in economics from the University of Alberta. Mr. Bolton is a member of four audit committees of public companies including CN. The Board has determined that such service in no way impairs Mr. Bolton’s ability to effectively serve on the Audit Committee of the Company.

Mr. Carty is the retired vice-chairman and Chief Financial Officer of Dell, Inc., a position he assumed in January 2007. Before joining  Dell, Mr. Carty retired in 2003 as chairman and CEO of AMR Corporation and American Airlines. He had previously served as President, Executive Vice-President – Finance and Planning and Senior Vice-President and Controller of AMR Airline Group and American Airlines. He was President and CEO of CP Air from 1985 – 1987. Mr. Carty is chairman of Virgin America Airlines Inc. and Porter Airlines Inc. and is serving as lead director and member of the audit committee of Barrick Gold Corporation, director and member of the audit committee of Talisman Energy Inc., as well as a director of Dell, Inc. and Gluskin, Sheff & Associates Inc. Mr. Carty holds a Master of Business Administration from the Harvard Business School.

ALL MEMBERS OF THE AUDIT COMMITTEE ARE FINANCIALLY LITERATE AND SEVERAL MEMBERS ARE AUDIT COMMITTEE FINANCIAL EXPERTS.

Mrs. Kempston Darkes is the retired Group Vice-President and President Latin America, Africa and Middle East, General Motors Corporation. In 2009 she ended a 35-year career at GM during which she attained the highest operating post ever held by a woman at GM. From 1994 to 2001, she was President and General Manager of General Motors of Canada Limited and Vice-President of General Motors Corporation. Mrs. Kempston Darkes is also a director and member of the audit committee of Irving Oil Co. Ltd, and a director and chair of the risk management committee of Brookfield Asset Management Inc. and a director of Enbridge Inc. Mrs. Kempston Darkes holds a Bachelor of Arts in history and political science from Victoria University at the University of Toronto and a Bachelor of Law degree from the University of Toronto Faculty of Law.

Mr. Losier, Chairman of the Audit Committee, is President and Chief Executive Officer of Assumption Life. Mr. Losier held various cabinet level positions with the government of the Province of New Brunswick, from 1989 to 1994, including Minister of Fisheries and Aquaculture and Minister of Economic Development and Tourism. He is the chair of Invest N.B. and a director and member of the audit committee of Plazacorp Retail Properties Ltd., and he is also a director of Enbridge Gas New Brunswick and NAV CANADA. Mr. Losier holds a Masters of Economics from the University of Western Ontario.

(1)   NI 52-110, section 3.1, subsection 4.

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Mr. O’Connor is the retired chairman of the board of directors of Republic Services, Inc., a leading provider of non-hazardous solid waste collection, recycling and disposal services in the United States. From 1998 to 2011, Mr. O’Connor was chair and Chief Executive Officer of Republic Services, Inc. Prior to 1998, he had held various management positions at Waste Management, Inc. He was named to the list of America’s Best CEOs each year between 2005 and 2010. In 2011, Mr. O’Connor was named to the Institutional Investors’ All American Executive Team. He is a director of Clean Energy Fuels Corp. Mr. O’Connor holds a Bachelor of Science in Commerce (concentration in accounting) from DePaul University.

Mr. Pace is the President and Chief Executive Officer of The Pace Group. Mr. Pace is also a member of the board of directors of Maritime Broadcasting Systems Inc., High Liner Foods Incorporated and Hydro One Inc. Mr. Pace holds an MBA and an LL.B Law Degree from Dalhousie University in Halifax, Nova Scotia, and has more than 25 years of business experience.

Auditors Fees
KPMG LLP has served as the Company’s auditors since 1992. For the years ended December 31, 2011 and 2010, the fees for audit, audit-related, tax and all other services provided to the Company by KPMG LLP were the following:

FEES IN THOUSANDS	2011 (C$)	2010 (C$)
Audit	2,447	2,479
Audit-Related	1,236	1,010
Tax	810	893
All Other	–	–
TOTAL FEES	4,493	4,382

Pursuant to the terms of its charter, the Audit Committee approves all audit and audit-related services, audit engagement fees and terms and all non-audit engagements provided by the independent auditor. The Audit Committee pre-approved all the services performed by our independent auditors for audit-related and non-audit related services for the years ended December 31, 2011 and 2010 that were required to be pre-approved.

The nature of the services under each category is described below.

AUDIT FEES
Consist of fees incurred for professional services rendered by the auditors in relation to the audit of the Company’s consolidated annual financial statements and those of its subsidiaries, and the audit relating to the Company’s internal control over financial reporting.

AUDIT-RELATED FEES
Audit-related fees were incurred for professional services rendered by the auditors in relation to the audit of the financial statements for the Company’s pension plans, and for attestation services in connection with reports required by statute or regulation and due diligence and other services, including comfort letters, in connection with the issuance of securities.

TAX FEES
Consist of fees incurred for consultations on cross-border tax implications for employees and tax compliance.

OTHER FEES
Nil

THE EXTERNAL AUDITORS ARE PROHIBITED FROM PROVIDING CERTAIN NON-AUDIT SERVICES.

Non-Audit Services
The mandate of the Audit Committee provides that the Audit Committee determines which non-audit services the external auditors are prohibited from providing. CN’s Audit Committee and the Board of Directors have adopted resolutions prohibiting the Company from engaging KPMG LLP to provide certain non-audit services to the Company and its subsidiaries, including bookkeeping or other services related to the accounting records or financial statements, financial information systems design and implementation, appraisal or valuation services, fairness opinions, or contribution in-kind reports, actuarial services, internal audit outsourcing services, management functions or human resources functions, broker or dealer, investment adviser, or investment banking services and legal services and expert services unrelated to the audit. Pursuant to such resolutions, the Company may engage KPMG LLP to provide non-audit services, including tax services, other than the prohibited services listed above, but only if the services have specifically been pre-approved by the Audit Committee.(1)

(1)   NI 52-110, section 2.3, subsection 4.

CN MANAGEMENT INFORMATION CIRCULAR	33

STATEMENT OF EXECUTIVE COMPENSATION

Dear Shareholder,

For the second year, you are invited to cast your advisory "Say on Pay" vote. To assist you in your decision, the members of the Human Resources and Compensation Committee ("Committee") are pleased to present you with the Company's 2011 Statement of Executive Compensation. An executive summary of the compensation process and key decisions made in 2011 can be found in the Compensation Discussion and Analysis on page 38.

Competitive compensation that rewards performance
2011 was the second year under the revised executive compensation policy, which aims to position total direct compensation between the median and 60th percentile of the executives' respective comparator groups. In December 2011, Towers Watson, Management's external executive compensation consultant, reported that the objectives of the compensation policy continued to be met, with an overall aggregate positioning of all executives' total direct compensation below the 60th percentile.

The Company's compensation philosophy is to align executive compensation packages with shareholder value creation. As such, CN's corporate goals play a pivotal role in driving the organization's short- and long-term profitability and return to shareholders and are generally based on five key financial performance metrics: i) revenues; ii) operating income; iii) diluted earnings per share; iv) free cash flow; and v) return on invested capital. Payouts under the Annual Incentive Bonus Plan and Restricted Share Units Plan are therefore contingent on the achievement of aggressive targets linked to the Company's corporate performance objectives.

In 2011, CN delivered record carloadings, revenues and earnings, producing financial results that were among the best in the Company's history. The Company's very strong performance therefore resulted in incentive payouts to executives and management that exceeded targets, demonstrating the strong alignment of compensation with business results.

Effective risk mitigation features
One of the Committee's key responsibilities involves overseeing risks related to the Company's compensation program and policies. The Committee is of the view that our compensation program and policies encourage the right behaviours and focus on the creation of long-term value for shareholders. For example, the compensation program appropriately balances fixed and variable pay (in aggregate, approximately 80% of NEOs' target total direct compensation was directly linked to the Company's performance). In addition, the long-term incentive awards, which constitute more than 60% of NEOs' target total direct compensation, are intended to motivate executives to create longer-term value and to generally align compensation with the risk time horizon. Another good example is that the use of five performance metrics under the corporate component of the Annual Incentive Bonus Plan diversifies the risk associated with the use of any single performance metric.

Please refer to page 48 for a more detailed description of the risk mitigating features that form part of the Company's compensation program and policies.

CN is largely recognized as the leader in the railroad industry. The highly competitive nature of the Company's business environment and CN's position within the industry make it important to focus on protecting the Company and its confidential information. The Company's long-term incentive award agreements, as well as its non-registered pension plans, therefore contain non-compete, non-solicitation and non-disclosure of confidential information conditions (the "Conditions"). Payout under the long-term incentive plans or the non-registered pension plans is subject to current or former employees complying with these Conditions.

Continuous improvement
The Committee is dedicated to ensuring that the executive compensation program effectively aligns with the business strategy and shareholders' interests by encouraging the right behaviours, is market competitive, and attracts, motivates and retains a committed leadership team. We hope that the following information will assist you in making your decision and encourage you to cast your vote. The Chair of the Committee, Mr. Pace, will be available to answer compensation-related questions at the annual meeting of shareholders in Halifax on April 24, 2012.

We look forward to meeting you.

(Signed)  Robert Pace
Robert Pace
COMMITTEE CHAIR

(Signed) Michael R. Armellino Michael R. Armellino	(Signed) V. Maureen Kempston Darkes V. Maureen Kempston Darkes

(Signed) A. Charles Baillie A. Charles Baillie	(Signed) Denis Losier Denis Losier

(Signed) Hugh J . Bolton Hugh J . Bolton	(Signed) Edward C. Lumley Edward C. Lumley

(Signed) Edith E. Holiday Edith E. Holiday	(Signed) David G.A. Mclean David G.A. Mclean

CN MANAGEMENT INFORMATION CIRCULAR	34

Human Resources and Compensation Committee

Composition of the Human Resources and Compensation Committee
The Human Resources and Compensation Committee (“Committee”) is comprised of nine independent directors. Committee members at year-end in 2011 were Robert Pace, Chair of the Committee, Michael R. Armellino, A. Charles Baillie, Hugh J. Bolton, Edith E. Holiday, V. Maureen Kempston Darkes, Denis Losier, Edward C. Lumley and David G.A. McLean. Denis Losier (Audit Chair), Hugh J. Bolton, V. Maureen Kempston Darkes and Robert Pace are also members of the Audit Committee. This overlap effectively provides a link between the two committees’ risk oversight responsibilities.

The following is a description of the education, skills and experience of each member of the Committee as of the date of this Information Circular that is relevant to the performance of his/her responsibilities as a member of the Committee, including skills and experience enabling the Committee to make decisions on the suitability of the Company’s compensation policies and practices:

•
Mr. Armellino is a Retired Partner from The Goldman Sachs Group, LP. From 1991 to 1994, Mr. Armellino was chair and Chief Executive Officer of Goldman Sachs Asset Management. As such, he managed approximately 400 people and was responsible for the implementation of incentive programs. Prior to 1991, he held various positions at Goldman, Sachs & Co., including Partner in Charge of Research. Mr. Armellino has strong leadership and succession planning experience.

•
Mr. Baillie is the retired chair and Chief Executive Officer of The Toronto-Dominion Bank. As Chief Executive Officer, the head of the human resources department reported directly to his office. Mr. Baillie is chair of the human resources and compensation committee of TELUS Corporation and chair of the board of directors of Alberta Investment Management Corporation (AIMCo). He served on the human resources committees of various other public companies.

•
Mr. Bolton is the chairman of the board of directors of EPCOR Utilities Inc. and sits ex officio on its human resources and compensation committee. Mr. Bolton has extensive experience serving as a board member for different companies such as Matrikon Inc., Teck Resources Limited, WestJet Airlines Ltd., Capital Power Corporation and TD Bank Financial Group. From 1992 to 1997, Mr. Bolton was chairman and Chief Executive Partner of Coopers & Lybrand Canada (now PricewaterhouseCoopers). During that period, Mr. Bolton was responsible for the compensation and supervision of all Coopers & Lybrand senior partners.

•
Mrs. Holiday has extensive experience serving as a board member for different companies such as H.J. Heinz Company, Hess Corporation, RTI International Metals, Inc. and White Mountains Insurance Group, Ltd. As General Counsel at the United States Treasury Department and as Secretary of the Cabinet at The White House, Mrs. Holiday was in charge of the supervision of approximately 2,250 lawyers.

•
Mrs. Kempston Darkes was Group Vice-President of General Motors Corporation. She was responsible for supervising human resources and compensation activities. As President Latin America, Africa and Middle East of General Motors Corporation and as President of General Motors of Canada Limited, Mrs. Kempston Darkes supervised the senior head of human resources, who reported directly to her office. Mrs. Kempston Darkes has served on various compensation and human resources committees, including at Brookfield Asset Management Inc., Irving Oil Co. Ltd. and Enbridge Inc.

•
Mr. Losier is President and Chief Executive Officer, Assumption Life. As Chief Executive Officer, the Vice-President of Human Resources reports directly to Mr. Losier. Mr. Losier has worked with consultants to assess Assumption Life’s human resources practices and benefits and to measure the competitiveness of its executive compensation policies and practices. Mr. Losier also gained human resources experience by actively participating and developing a leadership and development plan in preparation of his succession as Chief Executive Officer of Assumption Life. Mr. Losier has also been involved in succession planning for other publicly traded companies.

•
Mr. Lumley was a Member of Parliament from 1974 to1984, during which time he held various cabinet portfolios in the Government of Canada. As Minister of the Crown for six cabinet portfolios, he was responsible for many Crown corporations employing thousands of employees. Mr. Lumley has served on the human resources committee of about 10 public companies and chaired at least five of them over the years.

•
Mr. McLean is chair and former Chief Executive Officer of The McLean Group. As Chief Executive Officer, the human resources executive reported directly to him. Mr. McLean has acquired extensive experience dealing with human resources issues from his office as chair of The McLean Group and as member of the human resources and compensation committee for 17 years. For many years, Mr. McLean was also chair and director of Concord Pacific Group Inc., a real estate company, where he acquired experience with respect to human resources and executive compensation policies and practices.

CN MANAGEMENT INFORMATION CIRCULAR	35

•
Mr. Pace is the President and Chief Executive Officer of The Pace Group and human resources officers within the Group report directly to him. Mr. Pace has more than 25 years of business experience. Mr. Pace is also a member of the human resources committee of High Liner Foods Incorporated and Hydro One Inc. In November 2011, Mr. Pace attended a Harvard Business School course on compensation entitled Compensation Committees: New Challenges, New Solutions, in order to update his existing knowledge related to executive compensation trends and changes to disclosure rules.

The following table summarizes the Committee members’ human resources and compensation-related experience:

AREA OF EXPERIENCE	NUMBER OF COMMITTEE MEMBERS WITH VERY STRONG OR STRONG EXPERIENCE
Membership on HR committees	8/9	(89%)
Organizational exposure to the HR function	9/9	(100%)
Leadership and succession planning, talent development	9/9	(100%)
Approval of employment contracts	7/9	(78%)
Development/oversight of incentive programs	8/9	(89%)
Oversight of stress-testing of incentive programs vs. business/operating performance	8/9	(89%)
Pension plan administration/oversight	7/9	(78%)
Interpretation and application of regulatory requirements related to compensation policies and practices	9/9	(100%)
Engagement with investors and investor representatives on compensation issues	5/9	(56%)
Oversight of financial analysis related to compensation policies and practices	9/9	(100%)
Exposure to market analysis related to compensation policies and practices	8/9	(89%)
Drafting or review of contracts and other legal materials related to compensation policies and practices	6/9	(67%)
Oversight of labour matters	7/9	(78%)

Mandate of the Human Resources and Compensation Committee
The Committee’s responsibilities include:

•	ensuring that appropriate mechanisms are in place regarding succession planning for the executive management positions, including that of the President and Chief Executive Officer;

•	reviewing executive management’s performance assessment;

•	reviewing leadership and talent management for the Company’s key positions;

•
overseeing the identification and management of risks associated with CN’s compensation policies and practices and reviewing disclosure on: (i) the role of the Committee in that respect; (ii) any practices that CN uses to identify and mitigate such risks and (iii) any identified risk arising from CN’s compensation policies and practices that is reasonably likely to have a material adverse effect on CN;

•	overseeing the selection of any benchmark group used in determining compensation or any element of compensation and reviewing disclosure on such group;

•	recommending to the Board of Directors executive management’s compensation; and

•
reviewing human resources practices by ensuring, among other things, that appropriate human resources systems are in place to allow the Company to attract, motivate and retain the quality of personnel required to meet its business objectives.

The Committee’s full charter is available as part of CN’s Corporate Governance Manual at www.cn.ca, under Delivering Responsibly/Governance.

The Committee met five times in 2011 and held in camera sessions during each meeting. The report of the Human Resources and Compensation Committee, set forth in Schedule “B” to this Information Circular, outlines the major subject areas reviewed by the Committee during the year.

CN MANAGEMENT INFORMATION CIRCULAR	36

Leadership Development and Talent Management
Throughout 2011, the Committee oversaw a range of talent management initiatives aimed at attracting high-quality individuals and further engaging the existing members of the workforce in line with the Company’s growth. For example, the Company implemented a new talent acquisition system and employed more targeted sourcing strategies to better reach out to a new generation of railroaders. As a result, the Company improved the efficiency of its hiring process and enhanced the quality of its candidate pool, which facilitated the hiring of approximately 3,000 individuals.

The Company developed a new Onboarding program with tools, materials, websites and administrative processes to help managers successfully welcome and engage new hires. The Company also invested in training initiatives such as its “Leadership Program”, which aims to deliver consistency in leadership development to enhance the skills of the management team.

In addition, the Committee oversaw the ongoing progress made in the area of succession planning. Their review was based on a disciplined bottom-up assessment of over 3,000 managers and focused on development plans for high potential employees and internal successors for critical management and executive positions.

The Committee is satisfied that, under Mr. Mongeau’s continued leadership, appropriate human resources processes and practices are in place to attract, retain, develop and engage a talented workforce that will help sustain the Company’s success.

Executive Compensation Consultants
Management retains consulting firms to assist in determining compensation for its Officers. In 2011, Management retained the services of Towers Watson to provide market information, surveys and trends, as well as external opinions on various executive compensation matters. In 2011, Management was invoiced approximately C$135,000 by Towers Watson for these services. The Committee also independently retains, from time to time, the services of executive compensation consultants to provide advice on compensation recommendations that are presented for Committee approval. Since October 2007, the Committee has retained the services of Hugessen Consulting Inc. (“Hugessen”) for that purpose. The Committee mandated Hugessen to review and provide advice directly to the Committee on executive compensation recommendations and related questions. In aggregate, the fees invoiced by Hugessen in 2011 totalled approximately C$95,000. The Committee evaluated Hugessen’s performance for 2011. The Committee is satisfied with the advice received from Hugessen and that such advice is objective and independent. In 2007, the Board of Directors adopted a policy to the effect that the Chair of the Committee shall pre-approve all non-compensation services provided to the Company by the consultant retained by the Committee to perform compensation-related services. Pursuant to an understanding between the Committee and Hugessen, the latter has agreed not to perform any work for Management. During 2011, the only services performed by Hugessen were compensation-related services provided directly to the Committee.

COMPENSATION ADVISORY FEE TO HUGESSEN
TYPE OF FEE	SERVICES RENDERED IN 2010 (C$)	SERVICES RENDERED IN 2011 (C$)	PERCENTAGE OF TOTAL FEES FOR SERVICES RENDERED IN 2011 (%)
Executive Compensation-Related Fees	51,000	95,000	100
All Other Fees	0	0	0

CN MANAGEMENT INFORMATION CIRCULAR	37

Compensation Discussion and Analysis

Executive Summary

NAMED EXECUTIVE OFFICERS
2011 was marked by consistency in the Company’s leadership. The team of Named Executive Officers (“NEOs”) continued to grow in their respective roles: Claude Mongeau as President and Chief Executive Officer (“CEO”) of the Company, Luc Jobin as Executive Vice-President and Chief Financial Officer, Keith E. Creel as Executive Vice-President and Chief Operating Officer, Jean-Jacques Ruest as Executive Vice-President and Chief Marketing Officer and Sean Finn as Executive Vice-President Corporate Services and Chief Legal Officer.

COMPENSATION FRAMEWORK AND POLICY
The Company maintains a comprehensive executive compensation program for NEOs which includes: i) base salary; ii) annual incentive bonus; iii) long-term incentives; iv) pension benefits; and v) executive perquisites. The first three elements define total direct compensation.

Decisions on how much to pay the NEOs and all other executives in terms of total direct compensation are based on the Company’s executive compensation policy. Prior to 2010, the policy aimed to position total direct compensation at the 75th percentile of the executives’ respective comparator groups. Concurrent with the appointment of Claude Mongeau as President and CEO in January 2010, the policy was revised to target a market positioning of total direct compensation between the median and 60th percentile of the executives’ respective comparator groups. This reduction from market positioning at the 75th percentile was determined to be competitive after a thorough review of the structure, levels and practices of remuneration in the railroad industry. For the NEOs, the comparator group consists of Class I Railroads, and for all other executives, the comparator group is a broad sample of U.S. organizations that participate in Towers Watson’s proprietary database, the “U.S. Industrial”. Data for the latter comparator group are size-adjusted to reflect the scope of each CN executive role based on their respective revenue responsibility. Where size-adjusted results are insufficient, data are provided from organizations in the U.S. Industrial sample with revenues between US$6 billion and US$10 billion. More information on the comparator groups can be found on page 40.

In December 2011, as part of the annual compensation review process, Management requested that its external executive compensation advisor provide an assessment of how total direct compensation offered to all executives during the year compared against that of the respective comparator groups. Towers Watson reported that the objectives of the compensation policy were met, with an overall aggregate positioning of all executives’ total direct compensation below the 60th percentile.

DECISION PROCESS
The compensation of the NEOs, other than that of the CEO, is recommended by the CEO and reviewed and approved by the Committee. The compensation of the CEO is recommended by the Committee and approved by the independent members of the Board of Directors. The CEO serves at the will of the Board. Neither the CEO nor the other NEOs have an employment contract.

For a discussion on the compensation of the CEO, please see section entitled “President and Chief Executive Officer Compensation” on page 50.

2011 BASE SALARY INCREASES
As part of the NEOs’ annual compensation review, base salaries were set with reference to the median of the Class I Railroads comparator group. Salary increases reflect market competitiveness, economic outlook, leadership abilities, retention considerations and succession plans. The salary increases provided to all NEOs were in line with expected market increases and reflect the NEOs’ growth in their continuing roles and adequate positioning against market.

For more information on base salaries, please refer to page 43.

2011 ANNUAL BONUS RESULTS
In 2011, Mr. Mongeau’s target bonus was 120% of base salary, and the other NEOs’ target bonus was set at 70% of base salary. Corporate performance accounted for 70% of the annual incentive bonus and was measured against aggressive targets for revenues, operating income, diluted earnings per share, free cash flow and return on invested capital. The Board is of the view that its chosen corporate performance objectives are appropriate for a capital intensive business like CN’s. The remaining 30% of the annual incentive bonus was based on individual performance that considered the strategic and operational priorities related to each NEO’s function.

Overall corporate performance for 2011 was very strong, with financial results exceeding targets for all five corporate performance objectives. Consequently, the Board of Directors assessed the performance of the Company at “far exceeds”, resulting in a corporate bonus factor of 150% (or 200% for NEOs and approximately 190 other executives and senior management employees), as set out in the plan rules. The tables showing the 2011 corporate performance objectives, as approved by the Board of Directors in January 2011, and the 2011 results as reported by the Company, can be found on page 44.

CN MANAGEMENT INFORMATION CIRCULAR	38

In December 2011, the Committee reviewed the individual performance of the NEOs. Their performance rating, along with the corporate bonus factor, served as the basis to calculate the annual incentive bonus payouts set out in the Summary Compensation Table under the column Non-equity incentive plan compensation – Annual incentive plans on page 54.

2011 LONG-TERM INCENTIVES
To align with short- and long-term business performance and shareholder value creation, long-term incentives consist of a combination of conventional stock options and performance-based restricted share units.

In determining the appropriate long-term incentive fair value granted to NEOs, the Committee considered external market data, as well as other factors such as individual performance, leadership and talent retention. Long-term incentive fair values for NEOs were determined with reference to the 60th percentile of the Class I Railroads comparator group.

The payout of the restricted share units granted in 2011 to NEOs is subject to a three-year average return on invested capital target for the period ending on December 31, 2013. The Company sets return on invested capital targets that are aggressive compared to recent railroad industry performance. Additionally, for any payout to be made, a minimum share price condition must be met. The table summarizing the performance objectives and payout condition of the 2011 restricted share unit award can be found on page 46.

The stock options granted in 2011 were conventional and vest over four years at a rate of 25% at each anniversary date. Stock options have a 10-year term.

In 2011, a “one-year minimum active service” condition was included in the stock option and restricted share unit award agreements, in order to encourage retention of key talent approaching retirement. In other words, should an executive, including NEOs, or other management employee retire in the year of the award agreement, restricted share units and stock options awarded pursuant to that agreement will be forfeited.

2009 RESTRICTED SHARE UNIT AWARD PAYOUT
The Committee reviewed the vesting of the 2009 restricted share units against the performance targets. The Company achieved a three-year average return on invested capital to December 31, 2011 of 13.91%, exceeding the 13% target set in 2009. This outcome resulted in a performance vesting factor of 122.6% of the restricted share units awarded in 2009, in accordance with the plan rules. As the minimum average closing share price condition was also met, payout under the plan occurred in February 2012, provided other conditions of the award agreements were complied with.

The table illustrating the 2009 restricted share unit performance objectives and results can be found on page 46.

RISK MITIGATION IN OUR COMPENSATION PROGRAM
The Company has a formalized compensation philosophy to guide compensation program design and decisions. Many of the characteristics inherent in the Company’s executive compensation program encourage the right behaviours, thus mitigating risks and aligning long-term results with shareholder interests. The following are examples of such characteristics:

•	Appropriate balance between fixed and variable pay, as well as short- and long-term incentives;

•	Multiple performance metrics are to be met or exceeded in the Annual Incentive Bonus Plan;

•	Incentive payout opportunities are capped and do not have a guaranteed minimum payout;

•	Executive compensation clawback policy is in place;

•	Stock ownership guidelines apply to executives and senior management employees (approximately 195 individuals).

A complete list and description of these risk-mitigating features is available on pages 48 and 49.

In 2011, Towers Watson was mandated to review the Company’s compensation program, policies and practices and assess any potential risk implications. Towers Watson concluded that “there does not appear to be significant risks arising from CN’s compensation programs that are reasonably likely to have a material adverse effect on the company”.

NON-COMPETE, NON-SOLICIATION AND NON-DISCLOSURE
The railroad industry operates in a highly competitive market and CN has undergone a transformational journey to be an industry leader. In recent years, the Company has stepped up efforts to protect itself and its confidential information. The Company’s long-term incentive award agreements, as well as its non-registered pension plans, therefore contain non-compete, non-solicitation and non-disclosure of confidential information conditions (the “Conditions”). Payout under the long-term incentive plans or the non-registered pension plans is subject to current or former employees complying with these Conditions.

CN MANAGEMENT INFORMATION CIRCULAR	39

Compensation Framework
The Company’s executive compensation program and policies are designed to ensure that there is a clear link between the Company’s long-term strategy, its business plan and executive rewards, thus encouraging the right behaviours. A significant proportion of executive incentive remuneration is therefore tied to key corporate objectives that play a pivotal role in driving the organization’s short- and long-term profitability and return to shareholders. The executive compensation program is also designed to be competitive, in order to attract, retain and motivate outstanding executive talent.

The executive compensation program is comprised of five elements: i) base salary; ii) annual incentive bonus; iii) long-term incentives; iv) pension benefits; and v) executive perquisites. The combination of base salary, annual incentive bonus and long-term incentives defines the total direct compensation offering, which is weighted towards variable, “pay-for-performance” elements.

Compensation Policy

THE COMPANY’S EXECUTIVE COMPENSATION POLICY
Prior to 2010, the executive compensation policy aimed to position total direct compensation at the 75th percentile of the executives’ respective comparator groups. Concurrent with the appointment of Claude Mongeau as President and CEO in January 2010, the policy was revised to target a market positioning of total direct compensation between the median and 60th percentile of the executives’ respective comparator groups. This reduction in market positioning from the 75th percentile was determined to be competitive after a thorough review of the structure, levels and practices of remuneration in the railroad industry. In order to achieve the objectives of this revised policy, base salaries and target annual bonuses are set with reference to the median level of the respective comparator group, whereas the grant date fair value of long-term incentives is set with reference to the 60th percentile. The Committee believes that the compensation policy and its principles provide for competitive and reasonable compensation levels.

BENCHMARKING USING COMPARATOR GROUPS
The median and 60th percentile competitive pay levels are determined using comparator groups, which have been carefully reviewed and endorsed by the Committee as being appropriate for the level and nature of the positions. In determining compensation for the NEOs, the Company considers a comparator group of North American companies that are comparable in size and with whom the Company competes for executive talent. In 2011, the comparator group for the NEOs was the following Class I Railroads: Union Pacific Corporation, CSX Corporation, Norfolk Southern Corporation and Canadian Pacific Railway Limited. The Committee also considers data from a secondary reference point for purposes of verifying the alignment with general compensation trends, but not for direct benchmarking purposes, given the direct comparability of the above-mentioned Class I Railroads. The comparator group used to benchmark pay levels for all other executives, other than the NEOs, serves as this secondary reference point, as described below.

CN MANAGEMENT INFORMATION CIRCULAR	40

For all other executives, the comparator group used for benchmarking purposes is a broad sample of U.S. organizations that participate in Towers Watson’s proprietary database (the “U.S. Industrial”). Data are size-adjusted to reflect the scope of each CN executive role based on their respective revenue responsibility. Where size-adjusted results are insufficient, data are provided from organizations in the U.S. Industrial sample with revenues between US$6 billion and US$10 billion.

Throughout the annual executive compensation review process, the Committee also receives advice from its independent compensation consultant, Hugessen.

COMPENSATION DECISIONS AND PROCESS
The Committee normally reviews the base salaries of executives in January each year, by taking into consideration median comparator group practices, economic outlook, leadership abilities, retention considerations and succession plans.

The Committee reviews and recommends for approval by the Board of Directors the performance targets related to both the Annual Incentive Bonus Plan and the Restricted Share Units Plan. These targets are derived from CN’s annual business plan, which is prepared by Management and reviewed with the full Board during the Strategic Planning Committee meetings. The business planning process is an extensive one, during which Management examines with the Directors the economic, business, regulatory and competitive conditions which affect or can be expected to affect CN’s business in the following three-year period. Throughout the year, members of the Committee are provided with updates related to the Company’s performance against targets. The Committee and the Board also have open access to senior management throughout the year, should they wish to discuss specific business issues or seek clarification. The Board and the Committee are therefore confident that they have detailed visibility of the Company’s financial performance and that they are appropriately equipped to recommend executive compensation decisions.

The annual grant of restricted share units and stock options to NEOs and other eligible employees is reviewed and approved at the meetings of the Committee and the Board of Directors which take place each year in January. In determining the appropriate long-term incentive fair value granted to each NEO, the Committee considered external market data, as discussed in the “Benchmarking Using Comparator Groups” section, as well as other factors such as individual performance, leadership and talent retention. Long-term incentive fair values were determined with reference to the 60th percentile of the Class I Railroads comparator group. The fair value of the restricted share units granted to NEOs is approximately equivalent to that of stock options, except in the case of the CEO, due to the 20% limitation on the number of stock options that can be awarded to one individual, pursuant to the terms of the Management Long-Term Incentive Plan – please refer to page 60 for a description of the plan.

The compensation of the NEOs, other than that of the CEO, is recommended by the CEO and reviewed and approved by the Committee. The compensation of the CEO is recommended by the Committee and approved by the independent members of the Board of Directors.

Components of the Executive Compensation Program
The following table summarizes the components of the Company’s executive compensation program, which is driven by the executive compensation policy. Each component is then further detailed in this section.

COMPONENT	DESIGN SUMMARY	FORM	OPPORTUNITY	RISK-MITIGATING ELEMENTS	OBJECTIVES AND RATIONALE
Base Salary	• Fixed rate of pay • Individual salary recommendations based on competitive assessment and economic outlook, leadership, retention and succession considerations • Performance period: annual	• Cash	• Set with reference to the median of the respective comparator group	• Provides for a balanced mix of pay components (fixed vs. variable) • Use of external advisor and peer group analysis	• Provide competitive level of fixed compensation • Recognize sustained individual performance
Annual Incentive Bonus Plan
•   Annual awards based on achievement of five pre-determined corporate performance objectives (70%) and individual performance (30%)
•   Approximately 4,600 management employees are eligible
•   Performance period: 1 year
• Cash-based performance pay
•  Target is 120% of base salary for the CEO and 70% for the other NEOs. Maximum payout is limited to twice the target
•  For other eligible employees, target is based on grade level with a maximum payout limited to 1.5 or 2.0 times the target

•   Use of multiple performance metrics
•   Plan targets reviewed and approved annually based on in-depth review of annual business plan
•   Payouts are capped
•   No guaranteed minimum payout
•   Payouts subject to a clawback policy

•   Reward the achievement of a balanced set of annual corporate performance objectives
•   Reward the achievement of personal objectives aligned with each employee’s area of responsibility and role in realizing operating results
•   Drive superior corporate and individual performance

CN MANAGEMENT INFORMATION CIRCULAR	41

COMPONENT	DESIGN SUMMARY	FORM	OPPORTUNITY	RISK-MITIGATING ELEMENTS	OBJECTIVES AND RATIONALE
Long-Term Incentives
Restricted Share Units
•   Performance vesting subject to the attainment of 3-year average return on invested capital targets
•   Payout conditional on the attainment of a minimum share price during the last three months of the plan period
•   Employees must remain in active and continuous service until the last day of the year in which the grant was made to be eligible for payout
•   Performance period: 3 years
		• Performance- based share units payable in cash	• Long-term incentive grant date fair value determined with reference to the 60th percentile of the respective comparator groups for NEOs and executives • RSU performance vesting factor capped at 150%
•   Significant weighting towards long- term incentive compensation
•   Overlapping multi- year performance periods
•   Mix of financial and market measures
•   RSU payouts are capped and there is no minimum guaranteed payout
•   Payouts subject to a clawback policy

•   Align management interests with shareholder value growth
•   Reward the achievement of sustained financial performance
•   Contribute to retention of key talent
•   Recognize individual contribution
and potential

Stock options
•   Conventional stock options that vest over 4 years at a rate of 25% per year
•   Grant is approximately of equal value to the Restricted Share Units (except for the CEO who receives a different proportion due to the 20% limitation under the stock option plan)
•   Employees must remain in active and continuous service until the last day of the year in which the grant was made to be eligible for payout
•   Performance period: 4-year vesting, 10-year option term
• Stock options
Pension Benefits
Canadian Pension Plans
•  Defined Benefit Plan: Benefits payable calculated as a percentage of the five-year highest average earnings multiplied by pensionable service
•   Defined Contribution Plan: Benefits based on the participant’s required contributions and on Company-matched contributions
•   Non-registered plans: Benefits to supplement registered plans and provide benefits in excess of the Income Tax Act limit
U.S. Pension Plans
•   Defined Benefit Plan: Benefits payable calculated as a percentage of the five-year highest average earnings (out of the last 10 years) multiplied by pensionable service
•   Savings Plan: 401(k) benefits based on the participant’s voluntary contributions and 50% matching by the Company, limited to 3% of base pay
•   Defined Contribution Feature: Additional benefits included in the 401(k) based on Company contributions equal to 3.5% of base pay
•   Non-registered plans: Benefits to supplement registered plans and provide benefits in excess of IRS limit
•   Pensionable service period for most plans: Maximum of 35 years
• Cash payments following retirement
•   Non-registered plans restricted to executives and senior management employees
•   Most retirement benefits for executives and senior management employees are calculated with base salary and annual bonus (up to target levels)
				• Annual retirement benefits to CEO from non-registered plan capped at US$1M	• Provide an effective and attractive executive compensation program
Executive Perquisites	• Healthcare and life insurance benefits, annual executive physical exam, club membership, company-leased vehicle, parking and financial counselling	• Non-cash perquisites	• Competitive	• No tax gross-ups on perquisites • Use of corporate aircraft restricted to business-related purposes

CN MANAGEMENT INFORMATION CIRCULAR	42

BASE SALARY
The Committee normally reviews the base salaries of executives in January each year, by taking into consideration median comparator group practices, economic outlook, leadership abilities, retention considerations and succession plans. The current comparator group for the NEOs comprises Class I railroads of comparable size and scope, namely Union Pacific Corporation, CSX Corporation, Norfolk Southern Corporation and Canadian Pacific Railway Limited. The base salaries of NEOs are generally paid in U.S. dollars in order to provide for a more meaningful and objective comparison with U.S. denominated salaries of incumbents in equivalent positions within the comparator group.

In 2011, the salary increases provided to all NEOs were in line with expected market increases and support the NEOs’ growth in their continuing roles and adequate positioning against market. Mr. Mongeau’s base salary was therefore increased from US$950,000 to US$975,000, Mr. Jobin’s from US$536,000 to US$550,000, Mr. Creel’s from US$550,000 to US$565,000, Mr. Ruest’s from US$490,000 to US$515,000 and Mr. Finn’s from US$490,000 to US$500,000. While NEO base salaries are paid in U.S. dollars, the Summary Compensation Table on page 54 reports the amounts in Canadian dollars, as required by the disclosure rules issued by the Canadian Securities Administrators.

ANNUAL INCENTIVE BONUS PLAN
In addition to the NEOs, approximately 4,600 management employees are eligible to participate in an annual performance-based bonus plan. Under the Company’s Annual Incentive Bonus Plan (“AIBP”), minimum, target and maximum payouts, expressed as a percentage (%) of base salary, are as follows for the CEO, the other NEOs, the Senior Vice-Presidents and Vice-Presidents:

POSITION	MINIMUM	TARGET (1)	MAXIMUM (1)
CEO	0%	120%	240%
Other NEOs	0%	70%	140%
Senior Vice-Presidents	0%	65%	130%
Vice-Presidents	0%	50/60%	100/120%
(1)   Represents percentage of base salary as at December 31, 2011.

The bonus payout received under the AIBP depends on the achievement of both corporate (70%) and individual (30%) objectives. This design reflects the Company’s view that any short-term incentive should be tied both to the overall performance of the Company and to those areas of its business that each employee can influence directly.

For 2011, the AIBP was comprised of the following components:

1.
Corporate financial performance: 70% of the bonus was linked to the achievement of a balanced set of objectives that contribute to the Company’s long-term financial growth and profitability. The Committee ensures that performance goals and conditions are directly aligned with the achievement of the Company’s corporate objectives as set out in the Company’s business plan, which is reviewed and approved by the Board of Directors. CN’s business planning process is an extensive one, during which Management examines with the Board of Directors, the economic, business, regulatory and competitive conditions which affect or can be expected to affect the Company’s business in the following three-year period. Such items are also taken into account in establishing the Company’s targets under the AIBP. In addition, in setting the AIBP targets for the upcoming year, the Company generally excludes items from the prior year that did not necessarily arise as part of the normal business of the Company, which can impact the comparability of the Company’s year-over-year financial performance and the Company’s current year targets in relation to the prior year’s results. In 2011, the Board of Directors assessed the Company’s performance against targets for revenues, operating income, diluted earnings per share, free cash flow and 1-year return on invested capital (“ROIC”). These measures were selected because they are quantifiable components that play a key role in driving the organization’s short- and long-term profitability and return to shareholders. Additionally, the Board is of the view that its chosen corporate objectives are appropriate for a capital intensive business like CN’s. The 2011 targets were approved by the Board of Directors in January 2011 based on the Company’s business and financial outlook at that time.

Under the terms of the AIBP, a maximum corporate performance factor of 150% (or 200% for NEOs and approximately 190 other executives and senior management employees) can be applied to an eligible employee’s annual bonus payout when financial results exceed all five corporate performance objectives.

The following table shows the 2011 corporate performance objectives, including each objective’s weight, as approved by the Board of Directors in January 2011 and the 2011 results as reported by the Company.

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PERFORMANCE OBJECTIVES AND RESULTS – 2011 ANNUAL INCENTIVE BONUS PLAN

IN MILLIONS (EXCEPT PER SHARE DATA)	WEIGHT	CORPORATE OBJECTIVES(1)		2011 RESULTS(2) (C$)	PERFORMANCE ASSESSMENT
		BASE (C$)	STRETCH (C$)
Revenues(3)	25%	8,740	8,900	9,028	Exceeds
Operating Income	25%	3,170	3,290	3,296	Exceeds
Diluted Earnings Per Share	15%	$4.40	$4.65	$5.41	Exceeds
Free Cash Flow(4)	20%	750	850	1,175	Exceeds
ROIC(5)	15%	13.8%	14.3%	16.45%	Exceeds

(1)	Objectives set assuming an exchange rate of US$1 = C$1.02.
(2)	Results reflect an actual exchange rate of US$1 = C$0.99.
(3)	Revenue target assumes fuel surcharges that are based on oil and diesel prices included in the Company’s Board-approved business plan.
(4)
Free cash flow does not have any standardized meaning prescribed by Generally Accepted Accounting Principles (GAAP) and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as net cash provided by operating activities, adjusted for changes in the accounts receivable securitization program and in cash and cash equivalents resulting from foreign exchange fluctuations, less net cash used in investing activities, adjusted for the impact of major acquisitions, and the payment of dividends.

(5)
ROIC measures the Company’s efficiency in the use of its capital funds and is viewed as a key measure of long-term value generation to its shareholders. ROIC is generally calculated as net income before interest expense, divided by the total of the average net indebtedness and the average shareholders’ equity, and may, in certain instances, be adjusted for certain items as determined by the Committee.

In January 2011, the above performance targets were set assuming an exchange rate of US$1 = C$1.02. During the year, the actual exchange rate was US$1 = C$0.99. In order to allow for a better comparison against actual results, performance targets were adjusted to take into account the 2011 actual exchange rate. In addition, the Company’s revenue targets were adjusted to take into consideration the difference between actual and forecasted oil and diesel prices with respect to the Company’s fuel surcharges. The following table therefore compares the 2011 adjusted performance targets with the actual 2011 results as reported by the Company.

PERFORMANCE OBJECTIVES AND RESULTS – 2011 ANNUAL INCENTIVE BONUS PLAN – ADJUSTED TARGETS

IN MILLIONS (EXCEPT PER SHARE DATA)	WEIGHT	CORPORATE OBJECTIVES		2011 RESULTS(2) (C$)	PERFORMANCE ASSESSMENT
		BASE (C$)	STRETCH (C$)
Revenues(1) (3)	25%	8,780	8,940	9,028	Exceeds
Operating Income(1)	25%	3,111	3,231	3,296	Exceeds
Diluted Earnings Per Share(1)	15%	$4.33	$4.58	$5.41	Exceeds
Free Cash Flow(1) (4)	20%	695	795	1,175	Exceeds
ROIC(5)	15%	13.8%	14.3%	16.45%	Exceeds

(1)	Objectives adjusted to reflect the actual exchange rate of US$1 = C$0.99 vs. C$1.02 assumed when set in January 2011.
(2)	Results reflect an actual exchange rate of US$1 = C$0.99.
(3)	Revenue target has been adjusted to reflect actual fuel surcharges invoiced to clients based on actual oil and diesel prices in 2011.
(4)
Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as net cash provided by operating activities, adjusted for changes in the accounts receivable securitization program and in cash and cash equivalents resulting from foreign exchange fluctuations, less net cash used in investing activities, adjusted for the impact of major acquisitions, and the payment of dividends.

(5)
ROIC measures the Company’s efficiency in the use of its capital funds and is viewed as a key measure of long-term value generation to its shareholders. ROIC is generally calculated as net income before interest expense, divided by the total of the average net indebtedness and the average shareholders’ equity, and may, in certain instances, be adjusted for certain items as determined by the Committee.

CN delivered exceptional financial results in 2011. The Company’s broad-based service innovation and sustained focus on operational excellence enabled CN to grow its business faster than the overall economy and to generate record annual carloadings, revenues and earnings.

The Company continued to produce solid free cash flow, supported in part by the monetization of underutilized assets. The Company reinvested in the business, with 2011 capital spending of C$1.71 billion. The Company also made a voluntary pension contribution of approximately C$350 million in 2011 to strengthen the financial position of the Company’s main pension plan and in anticipation of future funding requirements.

At the same time, the Company maintained its commitment to returning value to shareholders. In 2011, the Company increased its dividend by 20% versus the prior year and repurchased almost 20 million shares.

For 2011, after considering the financial results against established corporate objectives, the Board of Directors assessed the corporate performance at “far exceeds”, allowing for the maximum corporate performance factor of 150% (or 200% for NEOs and approximately 190 other executives and senior management employees). Under the terms of the AIBP, the maximum corporate performance factor is attained when all five corporate objectives are exceeded.

CN MANAGEMENT INFORMATION CIRCULAR	44

2.
Individual performance: 30% of the bonus was based on personal business-oriented goals that considered the strategic and operational priorities related to each executive’s respective function, with a strong overall focus on: growing revenues at low incremental cost, balancing operational and service excellence, leadership, fostering a high performance culture and stakeholder engagement. The individual performance factor can range from 0% to 200% for NEOs and for approximately 190 other executives and senior management employees. For all other eligible employees, the performance factor can range from 0% to 150%. The individual performance factor for the CEO is based on an individual assessment reviewed and approved by the Committee.

In 2011, the individual objectives of the NEOs included both quantitative measures and qualitative strategic and operational considerations related to their function. At year-end, the CEO reviewed the performance of the other NEOs, taking into consideration their achievements against their pre-determined individual objectives and determined their individual performance rating, subject to Committee review and approval. The Committee then reviewed and reflected on each NEO’s, other than the CEO’s, individual achievements against goals, as well as their overall leadership in meeting their objectives. For 2011, taking into account the recommendations of the CEO, the Committee determined that the NEOs had met their personal objectives and approved each of their individual performance ratings, which translates to the performance factor to be applied to the calculation of their bonus payout.

In 2011, the average individual performance factor for the NEOs, including the CEO, was 120%.

Any annual incentive bonus payout under the individual component is conditional upon a payout being declared under the corporate component. In addition, should corporate performance be assessed at “partially meets” (i.e. a corporate performance factor below 100%), the individual performance factor will be prorated to the same level.

The following formula illustrates how an eligible employee’s annual base salary (as at December 31, 2011), target payout, corporate and individual performance factors interact in the determination of the actual annual bonus payout:

In 2011, the average payout for the NEOs, including the CEO, was 176% of target payout. The actual payouts are reported in the Summary Compensation Table on page 54, under the column Non-equity incentive plan compensation – Annual incentive plans.

LONG-TERM INCENTIVES
The Board of Directors considers a number of factors to assess the Company’s long-term incentive strategy. Factors considered include the balance between long-term value creation and shareholder wealth protection, executive stock ownership position versus stock option holdings, executive retention risk, as well as the dilution impact of the different long-term incentive vehicles. Since 2005, the Board of Directors has elected to grant a combination of stock options and restricted share units (“RSU”s) to NEOs, as well as to designated executives and senior management employees. The stock options and RSUs granted are of approximately equal value for all eligible employees, except for the CEO. The CEO’s long-term incentive (“LTI”) award has a smaller relative weight in stock option value, due to the 20% limitation on the number of stock options that can be awarded to one individual, pursuant to the terms of the Management Long-Term Incentive Plan – please refer to page 60 for a description of the plan.

The annual grant of RSUs and stock options to NEOs and other eligible employees is reviewed and approved at the meetings of the Committee and the Board of Directors which take place each year in January. In order to determine each NEO’s LTI award, the Committee takes into consideration individual performance, retention risk and succession plans, as well as the Company’s compensation philosophy and the value of long-term incentives granted over the last three years by the Class I Railroads that constitute the comparator group (please see section “Benchmarking Using Comparator Groups” on page 40). The Committee does not take into account previous executive grants when setting the individual awards, as the long-term incentive plans are inherently performance-based.

The effective grant date is the first day open for trading under the Company’s Insider Trading Policy, following the publication of the Company’s financial results for the previous year. Based on this approach, the effective grant date is generally the second trading day following the public release of the Company’s financial results. The exercise price of the stock options granted is equal to the closing price of the Company’s common shares on the Toronto Stock Exchange or the New York Stock Exchange on the grant date.

CN MANAGEMENT INFORMATION CIRCULAR	45

In 2011, a “one-year minimum active service” condition was included in the stock options and RSU award agreements, in order to encourage retention of key talent approaching retirement. In other words, should an executive, including NEOs, or other management employee retire in the year of the award agreement, RSUs and stock options awarded pursuant to that agreement will be forfeited.

RESTRICTED SHARE UNITS: 2011 AWARD
The Restricted Share Units Plan (the “RSU Plan”) was approved by the Board of Directors in 2004. The objective of the RSU Plan is to enhance the Company’s ability to attract and retain talented employees and to provide alignment of interests between such employees and the shareholders of the Company. The RSUs awarded are generally scheduled for payout after three years and the performance vesting factor is determined in relation to the achievement of a target related to the Company’s average ROIC over the plan period. In 2011, the average ROIC objective applied to the three-year period ending on December 31, 2013. The ROIC for each of the applicable plan years is generally calculated as net income before interest expense, divided by the total of the Company’s average net indebtedness and the average shareholders’ equity, and may, in certain instances, be adjusted for certain items as determined by the Committee. ROIC measures the Company’s efficiency in the use of its capital funds and is viewed as a key measure of long-term value generation to its shareholders. ROIC is also used as one of the five corporate performance measures under the AIBP, given its importance as a financial measure for a capital intensive business like CN’s and the differing time periods for the AIBP (annual) and the RSU Plan (3 years).

The RSU payout is also conditional upon meeting a minimum average closing share price during the last three months of 2013.

The RSUs granted in 2011 to NEOs and other designated employees are subject to the attainment of the performance criteria presented in the table below:

PERFORMANCE OBJECTIVES –
RESTRICTED SHARE UNITS – 2011 AWARD
	OBJECTIVE	PERFORMANCE VESTING FACTOR(1)
Performance Objective: Average ROIC for the three-year period ending on December 31, 2013	Below 12.0% 12.0% 13.0% 14.0% 15.0% and above	0% 50% 100% 125% 150%
Payout Condition: Minimum average closing share price for the last three months of 2013	C$67.20 on the TSX or US$66.70 on the NYSE
(1)   Interpolation applies between objectives.

If the performance criteria are met, the payout, made in the currency of the recipient’s salary, will be calculated as follows:

The grant date fair value of the RSUs awarded to each NEO in 2011 is included in the Summary Compensation Table on page 54, under the Share-based awards column.

RESTRICTED SHARE UNITS: 2009 AWARD PAYOUT
The RSUs awarded in 2009 to NEOs and other designated employees vested based on the achievement of an average ROIC for the three-year period ending on December 31, 2011 of 13.91%, exceeding the 13.0% target. This outcome resulted in a performance vesting factor of 122.6%. As the minimum average closing share price condition was also met, payout occurred in February 2012 pursuant to the terms and conditions set out in the 2009 award agreement and in accordance with the RSU Plan.

PERFORMANCE OBJECTIVES AND RESULTS –
RESTRICTED SHARE UNITS – 2009 AWARD
	OBJECTIVE	PERFORMANCE VESTING FACTOR(1)	RESULTS
Performance Objective: Average ROIC for the three-year period ending on December 31, 2011	Below 12% 12% 13% 14% 15% and above	0% 50% 100% 125% 150%	13.91%
Payout Condition: Minimum average closing share price for the last three months of 2011	C$42.95 on the TSX or US$34.87 on the NYSE		C$77.15 US$75.43
(1)   Interpolation applies between objectives.

The value vested during the year for each NEO is included in the section Incentive plan awards – Value vested or earned during the year, under the Share-based awards – Value vested during the year column on page 60.

STOCK OPTIONS
Stock options were granted in 2011 to NEOs and other designated employees pursuant to the Management Long-Term Incentive Plan (the “Plan”). Please refer to page 60 for details of the Plan. The stock options granted in 2011 were conventional, vest over four years at a rate of 25% at each anniversary date and have a 10-year term. Grants were made in the currency of the recipient’s salary.

Stock options are granted with the objective of rewarding NEOs and other designated employees for creating sustainable, long-term shareholder value. If the share price increases between the grant date and the vesting date, stock options will have a realizable value and be “in-the-money”. Gains would

CN MANAGEMENT INFORMATION CIRCULAR	46

be realized once the stock options are exercised. The gain will be equivalent to the difference between the share price on the date of exercise and the grant date share price, multiplied by the number of options exercised.

The grant date fair value of the stock options awarded to NEOs in 2011 is included in the Summary Compensation Table on page 54, under the Option-based awards column.

EXECUTIVE PERQUISITES
NEOs are eligible to receive perquisites and personal benefits in accordance with the Company’s policy. These typically include the use of a company-leased vehicle, parking, financial counselling and tax services, club membership, certain healthcare benefits and life insurance. Other executives and senior management employees are also eligible to receive select perquisites; the type and value of the perquisites is generally determined by the grade of the employee’s position. Following a review of the type and level of perquisites offered to executives, the Committee introduced specific policies to provide executive perquisites and personal benefits in line with general market practices. Since 2010, all executives must comply with the aircraft utilisation policy which restricts the usage of the corporate aircraft to business-related purposes only, save for exceptional circumstances and provided all incremental costs are fully reimbursed. Additionally, since January 2010, tax gross-ups on the value of certain executive perquisites have been eliminated.

EMPLOYEE SHARE INVESTMENT PLAN
The Employee Share Investment Plan (“ESIP”), available to all Company employees, provides the opportunity to participate in CN’s ownership through the purchase of voting shares on the open market via payroll deductions. Employees may contribute between 1% and 10% of their gross base salary to the ESIP every pay period. The Company provides a 35% match on the first 6% of employee contributions. Both employee and employer contributions vest immediately. In 2011, all NEOs participated in the ESIP.

Other Key Compensation Policies of the Company

STOCK OWNERSHIP
The Committee strongly supports stock ownership by executives. In 1999, the Company introduced stock ownership guidelines that require a minimum level of stock ownership, set as a multiple of base salary, to be achieved within a five-year period. In 2002, the application of the guidelines was broadened to include a total of approximately 195 executives and senior management employees. Once executives and senior management employees have met their initial stock ownership requirements, they will maintain their status thereafter, even if the stock price declines. In addition, they are required to maintain compliance with such guidelines, which is reported annually to the Committee. Stock ownership guidelines can be met through the holding of common shares and vested deferred share units under the Company’s Voluntary Incentive Deferral Plan. Stock ownership requirements are as follows:

GUIDELINES
President and CEO	5 times salary
Executive and Senior Vice-Presidents	3 times salary
Vice-Presidents	1.5 to 2 times salary
Senior Management	1 times salary

The CEO is also required to maintain his stock ownership level until one year after retirement. As at December 31, 2011, all NEOs have exceeded their share ownership requirements, except for Mr. Jobin who joined the Company in June 2009. Mr. Jobin has elected to defer his 2011 annual incentive bonus up to the maximum prescribed by the Voluntary Incentive Deferral Plan, such that he has exceeded his stock ownership requirement as of February 2012.

STOCK OWNERSHIP STATUS AS AT DECEMBER 31, 2011
NAMED EXECUTIVE OFFICER	NUMBER OF SHARES HELD(1)	VALUE OF HOLDINGS(2) (C$)	VALUE REQUIRED TO MEET(3) (C$)	HOLDINGS AS A MULTIPLE OF SALARY(3)(4)
Claude Mongeau	225,536	18,076,710	4,821,863	18.7x
Luc Jobin (4)	16,439	1,317,586	1,632,015	2.4x
Keith E. Creel	103,448	8,291,357	1,676,525	14.8x
Jean-Jacques Ruest	87,512	7,014,087	1,528,160	13.8x
Sean Finn	38,775	3,107,816	1,483,650	6.3x

(1)	Common shares and/or vested deferred share units as at December 31, 2011.
(2)	Value is based on the closing share price of the common shares on December 31, 2011 on the TSX (C$80.15), or the fair market value at the time of purchase if greater.
(3)	US$ salaries were converted to Canadian dollars using the average rate during the year(US$1 = C$0.9891).
(4)	Mr. Jobin elected to defer his 2011 annual bonus, thereby increasing his holding position to 3.2x his base salary as of February 2012.

NO HEDGING POLICY
Under the Company’s Insider Trading Policy, no directors, officers or employees can engage in hedging activity or in any form of transactions in publicly traded options on CN securities. This relates to all forms of derivatives, including “puts” and “calls”.

CHANGE OF CONTROL PROVISIONS
The Management Long-Term Incentive Plan and the RSU Plan were amended effective March 4, 2008 to include “double trigger provisions”. Pursuant to such provisions, the vesting of non-performance options or RSUs awarded after that date and held by a participant would not accelerate upon a Change of Control, unless the participant is terminated without cause or resigns for good reason. A Change of Control means any of the following events:

a)	in the event the ownership restrictions in the CN Commercialization Act are repealed, a formal bid for a majority of the Company’s outstanding common shares;

CN MANAGEMENT INFORMATION CIRCULAR	47

b)
approval by the Company’s shareholders of an amalgamation, merger or consolidation of the Company with or into another corporation, unless the definitive agreement of such transaction provides that at least 51% of the directors of the surviving or resulting corporation immediately after the transaction are the individuals who, at the time of such transaction, constitute the Board and that, in fact, these individuals continue to constitute at least 51% of the board of directors of the surviving or resulting corporation during a period of two consecutive years; or

c)	approval by the Company’s shareholders of a plan of liquidation or dissolution of the Company.

The amended provisions state that acceleration of vesting would not occur if a proper substitute to the original options or units is granted to the participant. If such substitute is granted and a participant is terminated without cause or submits a resignation for good reason within 24 calendar months after a Change of Control, all outstanding substitute options or units which are not then exercisable shall vest and become exercisable or payable in full upon such termination or resignation. Substitute options that are vested and exercisable shall remain exercisable for a period of 24 calendar months from the date of such termination or resignation and units shall be paid within 30 days. These new provisions only affect grants made after March 4, 2008, and discretion is left to the Board of Directors to take into account special circumstances.

NON-COMPETE/NON-SOLICITATION PROVISIONS
On January 22, 2009, the Board of Directors approved the inclusion of non-compete and non-solicitation provisions to the restricted share unit and stock option award agreements to be executed in the future with the CEO, executive vice-presidents and senior vice-presidents. Hence, the restricted share units and stock options granted to such individuals after January 22, 2009, including the 2009 awards, are subject to cancellation if the recipients fail to comply with certain commitments. Those commitments prohibit:

a)	the use of confidential CN information for any purpose other than performing his or her duties with CN;

b)	engaging in any business that competes with CN;

c)	soliciting, accepting the business of a customer, client, supplier or distributor of CN or hiring or engaging employees of CN;

d)	taking advantage or profit from any business opportunity of which they became aware in the course of employment with CN; and

e)
taking any action as a result of which relations between CN and its consultants, customers, clients, suppliers, distributors, employees or others may be impaired or which might otherwise be detrimental to the business interests or reputation of CN.

Effective January 2011, the Board of Directors extended the inclusion of non-compete and non-solicitation provisions to the restricted share unit and stock option award agreements for all executives and senior management employees. Similarly, in 2010, the Board of Directors approved the inclusion of non-compete and non-solicitation provisions to certain supplemental retirement plans and arrangements. Such provisions were also harmonized in 2010 and 2011 across the non-registered pension plans that apply to all executives and senior management employees.

EXECUTIVE COMPENSATION CLAWBACK
In March 2008, the Board of Directors adopted an executive compensation clawback policy concerning future awards made under the Company’s annual and long-term incentive plans. Under this policy, which applies to all executives, the Board may, in its sole discretion, to the full extent permitted by governing laws and to the extent it determines that it is in the Company’s best interest to do so, require reimbursement of all or a portion of annual and long-term incentive compensation received by an executive. The Board of Directors may seek reimbursement of full or partial compensation from an executive or former executive officer in situations where:

a)
the amount of incentive compensation received by the executive or former executive officer was calculated based upon, or contingent on, the achievement of certain financial results that were subsequently the subject of or affected by a restatement of all or a portion of the Company’s financial statements;

b)	the executive officer engaged in gross negligence, intentional misconduct or fraud that caused or partially caused the need for the restatement; and

c)	the incentive compensation payment received would have been lower had the financial results been properly reported.

RISK MITIGATION IN OUR COMPENSATION PROGRAM
One of the Company’s fundamental goals is to create sustained shareholder value. In order to support this objective, the Committee focuses on developing and recommending an executive compensation philosophy and program that align with the Company’s business strategy, emphasize pay-for-performance, and encourage the right behaviours. Hence, many characteristics of the Company’s executive compensation program serve to mitigate risk and emphasize the importance of longer-term value creation:

•
The compensation program appropriately balances fixed and variable pay, as well as short- and long-term incentives (in aggregate, approximately 80% of NEOs’ target total direct compensation was directly linked to the Company’s performance).

CN MANAGEMENT INFORMATION CIRCULAR	48

•
The corporate component of the AIBP includes five performance metrics that are appropriately balanced between “top-line” measures and “bottom-line” measures, thus diversifying the risk associated with the use of any single performance metric (please refer to section “Annual Incentive Bonus Plan” on page 43 for more information).

•	An annual review of the performance measures under the Company’s AIBP and RSU Plan takes place to ensure their continued relevance.

•	The AIBP and the RSU Plan are designed to include the possibility of a zero payout, as well as a pre-defined maximum.

•	There are multi-year, overlapping performance periods for the RSUs and stock options, which encourages consistent, long-term behaviour.

•	The long-term incentive awards, which constitute a significant portion of NEO compensation, vest over a 3- or 4-year period, motivating executives to create longer-term value.

•	The performance measures used within the RSU Plan reflect an appropriate balance between financial and share price metrics.

•
In order to further align their interests with those of shareholders, executives and senior management employees (approximately 195 individuals) are required to meet specific stock ownership guidelines. In addition, the CEO must maintain his stock ownership level for one year after retirement (please refer to section “Stock Ownership” on page 47 for more information).

•
The Company’s executive compensation clawback policy allows the Board, in certain situations, to request the full or partial reimbursement of annual and long-term incentive awards received by executives (please refer to section “Executive Compensation Clawback” on page 48 for more information).

•	Annual retirement benefits to the CEO from the non-registered pension plan are capped.

•
Commencing at various dates, for senior and executive management employees, the payout of LTI awards and the payment of retirement benefits under the Company’s non-registered pension plans, are conditional on compliance with the conditions of their benefit plans, award or employment agreements, including but not limited to non-compete, non-solicitation and non-disclosure of confidential information conditions (please refer to section “Non-Compete/Non-Solicitation Provisions” on page 48 for more information).

•
The NEOs are not governed by employment contracts and the long-term incentive plans include “double-trigger provisions”, such that the vesting of LTI awards would generally not accelerate upon a Change in Control.

•	Under the Company’s Insider Trading Policy, directors, executives and employees are prohibited from engaging in hedging activities against CN securities.

•
Management retains the services of an external executive compensation consultant to assist in the determination of compensation for its Officers. The Committee retains the services of an independent executive compensation consultant to provide advice on compensation recommendations that are presented for Committee approval.

In 2011, Towers Watson was mandated to review the Company’s compensation program, policies and practices and assess any potential risk implications. Towers Watson concluded that “there does not appear to be significant risks arising from CN’s compensation programs that are reasonably likely to have a material adverse effect on the company”. The Committee played an active role in reviewing the Risk Assessment report and in discussing the improvement actions suggested by Towers Watson. As a result, the Committee requested that Management perform more extensive stress-testing on future long-term incentive awards, to validate that programs are aligned with CN’s pay-for-performance principles. The stress-testing exercise was performed on the NEOs’ 2012 LTI grants proposed by human resources management and the results were presented to the Committee for their consideration prior to the Committee and the Board approving such grants. The Committee strongly supports the conclusions from Towers Watson’s risk assessment report and in its own assessment determined that proper risk mitigation features are in place within the Company’s compensation program.

Throughout the year, the Committee plays an important oversight role related to the identification and management of risks associated with CN’s compensation policies and practices. For example, in camera sessions, restricted to members of the Committee, are held at the start of each of the Committee meetings to allow for discussion regarding any compensation- or risk-related issue. The Committee also believes in the benefits of a certain level of overlapping membership between the Audit and the Human Resources and Compensation Committees, particularly with regard to risk monitoring. As such, Denis Losier, Chair of the Audit Committee, is a member of the Human Resources and Compensation Committee and Robert Pace, Chair of the Human Resources and Compensation Committee, is a member of the Audit Committee. This overlap effectively provides a link between the two Committees’ risk oversight responsibilities.

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President and Chief Executive Officer Compensation

CLAUDE MONGEAU, PRESIDENT AND CHIEF EXECUTIVE OFFICER
Mr. Mongeau became President and Chief Executive Officer (“CEO”) of CN on January 1, 2010. He joined CN in May 1994 and has held the positions of Assistant Vice-President Corporate Development, and Vice-President, Strategic and Financial Planning. He was appointed Executive Vice-President and Chief Financial Officer in October 2000.

As President and CEO, Mr. Mongeau is responsible for providing leadership and vision for CN, as well as achieving strategic and operational goals that will build long-term shareholder value. More details on his role are available in the Company’s Corporate Governance Manual, available at www.cn.ca, under Delivering Responsibly/Governance.

COMPENSATION
Concurrent with Mr. Mongeau’s appointment as President and CEO in January 2010, the executive compensation policy was revised to target a market positioning of total direct compensation between the median and 60th percentile of the executives’ respective comparator groups. This reduction from market positioning at the 75th percentile was determined to be competitive after a thorough review of the structure, levels and practices of remuneration in the railroad industry. The CEO’s comparator group consists of the following Class I Railroads: Union Pacific Corporation, CSX Corporation, Norfolk Southern Corporation and Canadian Pacific Railway Limited.

The CEO’s annual compensation takes into account factors such as competitive positioning against market, economic outlook, leadership abilities, retention considerations and succession plans. Mr. Mongeau’s annual compensation is recommended by the Committee and approved by the independent members of the Board of Directors. The CEO serves at the will of the Board and does not have an employment contract.

Base Salary
In 2011, Mr. Mongeau’s base salary was increased from US$950,000 to US$975,000 (C$964,373), in line with expected market increases and recognizing the CEO’s growth in his continuing role.

Annual Incentive Bonus Plan
For 2011, Mr. Mongeau’s target bonus was 120% of his base salary. As is the case for other management participants in the Annual Incentive Bonus Plan, 70% of the bonus payout is based on corporate performance and 30% is based on individual performance.

After considering the 2011 financial results against the established corporate objectives, the Board of Directors assessed the corporate performance as “far exceeds”, allowing for the maximum corporate performance factor of 200% for the CEO.

The individual objectives of the CEO are measured against the goals, objectives and standards approved annually by the Committee and the Board. The individual goals set at the beginning of 2011 included elements covering performance in the following areas: operational and service excellence (20%); supply chain management (20%); employee engagement (20%); stakeholder engagement (20%); and leadership (20%). Following a review of the CEO’s performance against objectives, the Committee determined that the CEO had met his overall individual performance objectives and recommended to the Board of Directors the approval of the CEO’s annual incentive bonus payout of US$2,076,750 (C$2,112,055).

Operational and Service Excellence
In 2011, Mr. Mongeau continued to advance the Company’s business strategy of delivering operational and service excellence. Under Mr. Mongeau’s leadership, the Company targeted on-going productivity gains to support growth at low incremental cost, while maintaining safety as a top priority, and improving customer service.

CN delivered a solid operating performance in 2011 recording an industry leading operating ratio of 63.5%, the second best performance in the Company’s history, and a 10 basis point improvement versus the prior year. CN also continued to lead the industry with respect to key operating efficiency metrics including terminal dwell and train velocity. These results were achieved despite unusually harsh weather conditions in the first half of the year.

In addition, Mr. Mongeau continued to lead the efforts to broaden and deepen the Company’s safety culture, including investments to drive continuous improvement in employee training, as well as an on-going focus on innovation and technology deployment. The Company posted a year-over-year reduction in employee injuries with an injury frequency rate per 200,000 person hours of 1.55, down from 1.72 in 2010 and its accident rate per million train miles was 2.25 in 2011 compared to 2.23 in 2010.

Significant progress was made with respect to advancing the Company’s service excellence agenda. Overall improvements in customer service were driven by the Company’s continued focus on end-to-end supply chain performance. In addition, Mr. Mongeau oversaw the aggressive roll-out of the Company’s CustomerFIRST initiative – an initiative designed to bring greater value to the entire range of customer touch points, including improvements in switch window compliance and car order fulfillment that were supported by the implementation of a new car management program.

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The Company’s sustained focus on improving the efficiency of the entire supply chain continued to produce results. Supporting this approach are the Company’s groundbreaking supply chain and service level agreements that create a forum for customer collaboration to drive supply chain efficiencies across all segments of the business. Built on the need identified by our customers for clearer targets, on-going interaction with respect to business conditions and more systematic monitoring of performance, the supply chain and service level agreements have already been signed with more than twenty customers. Under Mr. Mongeau’s leadership, supply chain thinking is becoming embedded in how we look at our customers and our opportunities for growth.

The launch of various supply chain monitoring tools is also producing results. These tools provide better visibility into potential pinch points along the supply chain, in time for corrective action to be taken. These initiatives are driving improvements in customer satisfaction and are supporting growth beyond base market conditions.

Employee Engagement
Deepening employee engagement by continuing to build pride and by helping employees connect their contributions to CN’s success was another key priority for 2011. CN recognizes that the labour market is increasingly competitive and that younger workers are drawn to workplaces that feature a continuous and challenging learning environment. Mr. Mongeau is therefore focused on creating an integrated approach to managing the Company’s human resources that includes: competitive compensation, on-going training and development, and creating an environment that fosters teamwork and continuous improvement.

The Company’s commitment towards training took a major step forward in 2011 with the launch of an effort to revamp and expand training tools, facilities and delivery resources. Intended to improve the effectiveness of all training situations, the program’s goal is to provide the right training to ensure employee safety and productivity and to bring new employees “on board” as quickly and effectively as possible.

Mr. Mongeau also spearheaded an Onboarding Program for new recruits in 2011. A 24-month process starting at job acceptance, Onboarding is designed to provide new employees with an effective company orientation, consistent, quality training programs and on-going opportunities for networking and development. These onboarding and training initiatives allowed the Company to smoothly integrate approximately 3,000 new hires in 2011.

In 2011, the Company reached a landmark 4-year agreement with the Canadian Auto Workers (CAW) Union. Tentative agreements with the United Steelworkers (USW) and the Teamsters Canada Rail Conference (TCRC) were also reached, notably in advance of their December 31 expiry dates. The TCRC agreement was ratified in late January 2012 and the USW agreement was ratified in early February 2012.

Stakeholder Engagement
In 2011, the Company continued to build on its efforts to improve stakeholder engagement. Mr. Mongeau maintained his efforts to personally reach out to a broad group of external stakeholders including industry associations, policy makers, First Nations, shareholders and all Canadian and U.S. regulators with railroad oversight.

Leadership
Mr. Mongeau maintained his focus on promoting cohesion and teamwork throughout the Company. By combining structured, regular management meetings with the use of more informal discussions, Mr. Mongeau has demonstrated success in ensuring that CN’s management team is aligned to the organization’s goals, that there is a sense of urgency in the decision-making process and that there is sustained, solid execution.

Long-Term Incentives
Restricted share units and stock options are granted to the CEO pursuant to the RSU Plan and the Management Long-Term Incentive Plan. Grants to the CEO are made on the same basis and conditions as those of the other NEOs of the Company, subject to the 20% limitation under the Management Long-Term Incentive Plan. In 2011, Mr. Mongeau received 72,470 RSUs and 120,000 options. The fair value of these awards is included in the Summary Compensation Table on page 54, under the Share-based awards and Option-based awards columns.

In accordance with the disclosure rules issued by the Canadian Securities Administrators, amounts paid to Mr. Mongeau are reported in the prescribed tables in Canadian dollars.

Other Named Executive Officers’ Compensation

LUC JOBIN, EXECUTIVE VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER
Mr. Jobin is accountable for the Company’s financial management and governance, strategic planning and information technology.

Appointed CN’s Executive Vice-President and Chief Financial Officer in June 2009, Mr. Jobin has extensive experience as a business leader and senior executive within the consumer goods, manufacturing and investment industries.

Mr. Jobin obtained his Chartered Accountant Accreditation from the Canadian Institute of Chartered Accountants and earned his Diploma in Public Accountancy from McGill University.

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In 2011, Mr. Jobin’s base salary was increased from US$536,000 to US$550,000 (C$544,005), in line with expected market increases and recognizing the CFO’s growth in his continuing role and adequate positioning against market. Under the Annual Incentive Bonus Plan, his 2011 target bonus was equivalent to 70% of base salary. In addition, the Committee approved a 2011 grant of 20,960 RSUs and 41,920 stock options, in accordance with the terms of the RSU Plan and the Management Long-Term Incentive Plan respectively.

Mr. Jobin’s performance in 2011 was assessed by the CEO against individual performance objectives, including: company-wide financial management, progression of the Company’s strategic agenda including the execution of value creation initiatives, accelerating the development of cross-functional growth and productivity initiatives, resource planning and employee engagement. Mr. Jobin was assessed as having met his overall individual performance objectives. Based on the Company’s financial performance, as well as on his individual assessment, Mr. Jobin received a 2011 annual bonus in the amount of US$683,575 (C$695,196).

KEITH CREEL, EXECUTIVE VICE-PRESIDENT AND CHIEF OPERATING OFFICER
Mr. Creel is accountable for the Company’s North American rail operations.

Appointed CN’s Executive Vice-President and Chief Operating Officer in January 2010, Mr. Creel has extensive railway experience in both Canada and the United States.

Mr. Creel obtained a Bachelor of Science degree in marketing/ management from Jacksonville State University. He also completed the Advanced Management Program at the Harvard Business School. Mr. Creel has a military background and served as a commissioned officer in the U.S. Army, during which time he served in the Persian Gulf War.

In 2011, Mr. Creel’s base salary was increased from US$550,000 to US$565,000 (C$558,842), in line with expected market increases and recognizing the COO’s growth in his continuing role and adequate positioning against market. Under the Annual Incentive Bonus Plan, his 2011 target bonus was equivalent to 70% of base salary. In addition, the Committee approved a 2011 grant of 21,620 RSUs and 43,240 stock options, in accordance with the terms of the RSU Plan and the Management Long-Term Incentive Plan respectively.

In 2011, Mr. Creel’s performance was assessed by the CEO against individual performance objectives, including: cost management, asset utilization, service, safety and people. Mr. Creel was assessed as having met his overall individual performance objectives. Based on the Company’s financial performance, as well as on his individual assessment, Mr. Creel received a 2011 annual bonus in the amount of US$702,013 (C$713,947).

JEAN-JACQUES RUEST, EXECUTIVE VICE-PRESIDENT AND CHIEF MARKETING OFFICER
Mr. Ruest was appointed CN’s Executive Vice-President and Chief Marketing Officer on January 1, 2010 and is responsible for providing the strategic direction and leadership for CN’s sales, marketing and supply chain solution groups.

He is a seasoned executive and has extensive marketing experience within the railway industry. Prior to joining CN, he accumulated more than 15 years of experience working for a major international chemical company.

Mr. Ruest holds a Masters in Business Administration in marketing from HEC Montréal and a Bachelor of Science degree in applied chemistry from Université de Sherbrooke. He also completed the executive program from the University of Michigan’s business school.

In 2011, Mr. Ruest’s base salary was increased from US$490,000 to US$515,000 (C$509,387), in line with expected market increases and recognizing the CMO’s growth in his continuing role and adequate positioning against market. Under the Annual Incentive Bonus Plan, his 2011 target bonus was equivalent to 70% of base salary. In addition, the Committee approved a 2011 grant of 19,650 RSUs and 39,300 stock options, in accordance with the terms of the RSU Plan and the Management Long-Term Incentive Plan respectively.

Mr. Ruest’s performance in 2011 was assessed by the CEO against individual performance objectives, including: pre-selling business, embedding a supply chain business mindset into the various CN business units, creating a premier intermodal business with solid growth potential, pricing to value and sustainability and building a progressive market-driven and customer-focused commercial team. Mr. Ruest was assessed as having met his overall individual performance objectives. Based on the Company’s financial performance, as well as on his individual assessment, Mr. Ruest received a 2011 annual bonus in the amount of US$639,888 (C$650,766).

SEAN FINN, EXECUTIVE VICE-PRESIDENT CORPORATE SERVICES AND CHIEF LEGAL OFFICER
Mr. Finn was appointed Senior Vice-President, Chief Legal Officer and Corporate Secretary in December 2000 and CN’s Executive Vice-President Corporate Services and Chief Legal Officer in December 2008. He is responsible for a wide array of legal, government, regulatory, public affairs, risk mitigation and security matters. As Corporate Secretary, he is also responsible for CN’s Corporate Governance practices.

Mr. Finn led CN’s tax function and was appointed CN’s Vice-President, Treasurer and Principal Tax Counsel in January 2000. Before joining the Company, he was the Managing Tax Partner for an important Montreal law firm.

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Mr. Finn graduated from the faculty of law of the University of Montreal, after which he was admitted to the Quebec Bar, and is a member of the Canadian and American Bar Associations. Mr. Finn has completed the Directors Education Program given by the Institute of Corporate Directors and the Rotman School of Management, as well as the Excellence in the Boardroom Program at the Rotman School of Management, Executive Programs, University of Toronto.

In 2011, Mr. Finn’s base salary was increased from US$490,000 to US$500,000 (C$494,550), in line with expected market increases and recognizing the CLO’s growth in his continuing role and adequate positioning against market. Under the Annual Incentive Bonus Plan, his 2011 target bonus was equivalent to 70% of base salary. In addition, the Committee approved a 2011 grant of 18,340 RSUs and 36,680 stock options, in accordance with the terms of the RSU Plan and the Management Long-Term Incentive Plan respectively.

Mr. Finn’s performance in 2011 was assessed by the CEO against individual performance objectives related to smart stakeholder engagement, enterprise risk management, leadership development, corporate governance and Board transition. Mr. Finn was assessed as having met his overall individual performance objectives. Based on the Company’s financial performance, as well as on his individual assessment, Mr. Finn received a 2011 annual bonus in the amount of US$595,000 (C$605,115).

Performance Graph
The following Performance Graph illustrates the yearly cumulative total shareholder return on a $100 investment in CN’s common shares compared with the cumulative total return of the S&P/TSX and the S&P 500 Indices from the period beginning December 31, 2006 to the period ending December 31, 2011. It assumes reinvestment of all dividends during the covered period.

	DEC-06	DEC-07	DEC-08	DEC-09	DEC-10	DEC-11
CNR	$100	$95	$93	$121	$142	$174
CNI	$100	$111	$89	$133	$166	$199
S&P/TSX	$100	$110	$74	$99	$117	$107
S&P 500	$100	$105	$66	$84	$97	$99

Over the last five years, the three main components of compensation – base salary, annual incentive, and long- term incentives – that were earned by all NEOs combined represented about 2.2% of the approximate C$10 billion aggregate market capitalization increase over the same period. The total compensation earned by NEOs is defined as the amount of base salary and bonus earned during the year, plus the yearly change in unrealized and realized gains from equity-based incentive plans. The Committee believes that the Company’s executive compensation policy is effective and appropriately supports a strong relationship between the compensation earned by NEOs and the investment return of shareholders. Over the last five years, approximately 80% of the compensation earned by NEOs was derived from equity-based incentive plans, closely linking their compensation to shareholder return.

The following graphs illustrate the annual change in cumulative total shareholder return on a $100 investment in CN’s common shares on the TSX compared with the total compensation earned by NEOs in each year of the five-year period ending on December 31, 2011, and demonstrates the close link between the two.

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Summary Compensation Table
The following table sets forth the annual total compensation in Canadian dollars for the NEOs, for the years ended December 31, 2011, 2010 and 2009. Fluctuation in the exchange rate may affect year-over-year comparability. Please refer to page 68 for currency exchange information.

SUMMARY COMPENSATION TABLE

NAME AND PRINCIPAL POSITION (1)	YEAR	SALARY ($)	SHARE-BASED AWARDS (2) ($)	OPTION- BASED AWARDS (2) ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION – ANNUAL INCENTIVE PLANS (3) ($)	PENSION VALUE (4) ($)	ALL OTHER COMPENSATION (5)(6) ($)	TOTAL COMPENSATION ($)
Claude Mongeau President and Chief Executive Officer	2011 2010 2009	964,373 978,405 610,970	2,924,889 2,770,200 851,957	1,878,000 1,670,400 1,000,164	2,112,055 2,012,573 420,610	274,000 233,000 2,452,000	81,624 82,119 15,145	8,234,941 7,746,697 5,350,846
Luc Jobin Executive Vice-President and Chief Financial Officer	2011 2010 2009	544,005 552,026 353,757 (11)	1,012,563 (7) 765,249 (10) 597,780	656,048 635,535 542,822	694,992 (8) 662,384 (8) 234,163 (8)	142,360 (9) 104,759 (9) 38,686 (9)	14,698 14,066 7,426	3,064,666 2,734,019 1,774,634
Keith E. Creel Executive Vice-President and Chief Operating Officer	2011 2010 2009	558,842 566,445 582,420	872,583 1,651,914 (12) 851,957	676,706 674,685 1,000,164	713,947 679,685 400,957	68,351 (9) 54,990 (9) 120,534 (9)	11,724 11,862 29,186	2,902,153 3,639,581 2,985,218
Jean-Jacques Ruest Executive Vice-President and Chief Marketing Officer	2011 2010 2009	509,387 504,651 382,000	793,074 637,146 212,989	615,045 570,285 250,041	650,766 605,537 257,000	183,000 159,000 606,000	16,442 15,295 11,812	2,767,714 2,491,914 1,719,842
Sean Finn Executive Vice-President Corporate Services and Chief Legal Officer	2011 2010 2009	494,550 504,651 548,160	740,202 637,146 745,462	574,042 570,285 875,143	605,115 579,951 377,414	111,000 84,000 118,000	14,179 13,832 14,293	2,539,088 2,389,865 2,678,472

(1)
Mr. Mongeau was appointed President and Chief Executive Officer as of January 1, 2010. Mr. Jobin joined CN and assumed the role of Executive Vice-President and Chief Financial Officer as of June 1, 2009. Mr. Creel was appointed Executive Vice-President and Chief Operating Officer effective January 1, 2010. Mr. Ruest was appointed Executive Vice-President and Chief Marketing Officer as of January 1, 2010. Mr. Finn was appointed Executive Vice-President Corporate Services and Chief Legal Officer effective December 1, 2008.

(2)
Represents the grant date fair value of awards calculated in accordance with Accounting Standards Codification (ASC) 718 – Compensation – Stock Compensation, under U.S. Generally Accepted Accounting Principles (U.S. GAAP), in order to align with the methodology used in the Company’s financial statements. Please refer to page 55 for a detailed description of the methodology used.

(3)	Represents the incentive earned under the Annual Incentive Bonus Plan for the applicable year. Refer to page 43 for the details of the AIBP.
(4)
Includes the compensatory value of pension benefits as reported in the “Defined Benefit Plans” and “Defined Contribution Plans” tables in the “Pension Plan Benefits” section on page 66. For Mr. Mongeau, the amount of Compensatory Change on the 2009 accrued obligation was updated from C$1,557,000 to C$2,452,000 to reflect the impact of the higher target bonus following his appointment as CEO.

(5)
Includes the value of perquisites, personal benefits and other compensation (as applicable), for example post-retirement benefits or the Employer contribution under the Employee Share Investment Plan. Perquisites and other personal benefits that in aggregate amount to less than C$50,000 or 10% of the total salary for any of the Named Executive Officers are not reported in this column. Details are provided in the table on page 56.

(6)	The 2009 and 2010 “All Other Compensation” amounts were updated in order to include the Employer contribution under the Employee Share Investment Plan.
(7)
Mr. Jobin’s share-based award includes 2,454 deferred share units which represent the 25% company-match awarded under the Voluntary Incentive Deferral Plan and vest over 4 years, upon the deferral of his 2010 AIBP. The grant date fair value of the award was calculated by multiplying the number of units by C$67.89, the share price on the day of the award.

(8)
Amounts shown include any portion of the annual bonus that was deferred by an NEO. Mr. Jobin elected to defer the totality of his 2011 AIBP payout into deferred share units under the Voluntary Incentive Deferral Plan (“VIDP”), up to the maximum limit equivalent to his stock ownership guideline. Payouts from the VIDP occur only upon cessation of employment and are payable in cash. For 2011, his deferral was equivalent to 7,339 units using a share price of US$77.31 with a 25% company match of 1,835 units that will vest over four years, at a rate of 25% per year. Mr. Jobin also elected to defer the totality of his 2010 AIBP payout under the VIDP. The 2010 deferral was converted into 9,817 deferred share units using a share price of US$67.84 and he received a company match of 2,454 units. Mr. Jobin also elected to defer the totality of his 2009 AIBP payout. The deferral was converted into 4,141 deferred share units using a share price of US$53.80 with a company-match of 1,035 units. Refer to “Deferred Compensation Plans” on page 62 for details.

(9)
The pension plan values stated for Mr. Jobin and Mr. Creel exclude the notional investment earnings (and losses) from the Defined Contribution Supplemental Executive Retirement Plan. Refer to pages 64 and 65 for details of the Defined Contribution Supplemental Executive Retirement Plans.

(10)
Mr. Jobin’s share-based award includes 1,035 units which represent the 25% company-match awarded under the Voluntary Incentive Deferral Plan, which vest over 4 years, upon the deferral of his 2009 AIBP. The grant date fair value of the award was calculated by multiplying the number of units by C$53.32, the share price on the day of the award.

(11)	On an annual basis, Mr. Jobin’s salary in 2009 was US$525,000 (C$599,550).
(12)	Mr. Creel’s 2010 share-based award includes a special award of 30,800 RSUs granted following his appointment to Executive Vice-President and Chief Operating Officer.

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EXTENSION TO NOTE (2) OF THE SUMMARY COMPENSATION TABLE ON THE CALCULATION OF GRANT DATE FAIR VALUE OF AWARDS

The fair value of the long-term incentive awards reflects their expected value on the date of the grant and is calculated in accordance with Accounting Standards Codification (ASC) 718 – Compensation – Stock Compensation, under U.S. Generally Accepted Accounting Principles (U.S. GAAP), in order to align with the methodology used in the Company’s financial statements. Share-based awards represent the award of company-matched deferred share units (DSUs) under the Voluntary Incentive Deferral Plan and of performance-based restricted share units under the RSU Plan. Option-based awards represent the award of stock options pursuant to the Management Long-Term Incentive Plan. The grant date fair value for DSUs is determined by the closing share price of the Company’s stock on such date. The grant date fair value for restricted share units and stock options is determined using the lattice-based valuation model and the Black-Scholes option-pricing model, respectively, and considers the following assumptions:

SHARE-BASED AWARDS (RSUs)	2009 (JANUARY)	2009 (JUNE)(a)	2010 (JANUARY)	2011 (JANUARY)	OPTION-BASED AWARDS	2009 (JANUARY)	2009 (JUNE)(a)	2010 (JANUARY)	2011 (JANUARY)
Closing share price on grant date (C$)	$41.91	$48.57	$54.65	$68.89	Closing share price on grant date (C$)	$41.91	$48.57	$54.65	$68.89
Risk-free interest rate over term of the award (b)	1.55%	1.60%	1.62%	1.88%	Risk-free interest rate over term of the award (b)	1.95%	2.51%	2.44%	2.53%
Expected stock price volatility over term of the award (c)	27%	29%	29%	28%	Expected stock price volatility over term of the award (c)	39%	39%	28%	26%
Expected annual dividends per share (C$)	$1.01	$1.01	$1.08	$1.30	Expected annual dividends per share (C$)	$1.01	$1.01	$1.08	$1.30
Expected term (d)	3 years	2.6 years	3 years	3 years	Expected term (d)	5.3 years	5.3 years	5.4 years	5.3 years
Resulting fair value per unit (C$)	$21.30	$34.16	$29.16	$40.36	Resulting fair value per stock option (C$)	$12.50	$15.51	$13.05	$15.65

(a)	The June valuation relates to the award made to Mr. Jobin on June 1, 2009.
(b)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the award.
(c)
Based on the historical volatility of the Company’s stock over a period commensurate with the expected term of the award, and for option-based awards, also considers the implied volatility from traded options on the Company’s stock.

(d)
Represents the period of time that awards are expected to be outstanding. For option-based awards, the Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behaviour are considered separately.

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DETAILS OF “ALL OTHER COMPENSATION” AMOUNTS FOR 2011, 2010 AND 2009(1)

NAME	YEAR	PERQUISITES AND OTHER PERSONAL BENEFITS (2) (C$)		OTHER COMPENSATION (C$)		ALL OTHER COMPENSATION (TOTAL OF THE TWO PREVIOUS COLUMNS) (C$)
Claude Mongeau	2011	Company-leased vehicle: Financial counselling: Healthcare benefits and life insurance: Other perquisites:	18,104 15,300 9,660 15,214	ESIP Employer contribution: Post-retirement benefits:	20,206 (3) 3,140 (4)	81,624
	2010	Company-leased vehicle: Financial counselling: Healthcare benefits and life insurance: Other perquisites:	19,036 15,000 11,118 14,250	ESIP Employer contribution: Post-retirement benefits:	20,037 (3) 2,678 (4)	82,119
	2009		Nil	ESIP Employer contribution: Post-retirement benefits:	12,945 (3) 2,200 (4)	15,145
Luc Jobin	2011		Nil	ESIP Employer contribution: Post-retirement benefits:	11,398 (3) 3,300 (4)	14,698
	2010		Nil	ESIP Employer contribution: Post-retirement benefits:	11,566 (3) 2,500 (4)	14,066
	2009		Nil	ESIP Employer contribution: Post-retirement benefits:	6,426 (3) 1,000 (4)	7,426
Keith E. Creel	2011		Nil	ESIP Employer contribution:	11,724 (3)	11,724
	2010		Nil	ESIP Employer contribution:	11,862 (3)	11,862
	2009		Nil	ESIP Employer contribution: Tax gross-up:	12,231 (3) 16,955	29,186
Jean-Jacques Ruest	2011		Nil	ESIP Employer contribution: Post-retirement benefits:	10,673 (3) 5,769 (4)	16,442
	2010		Nil	ESIP Employer contribution: Post-retirement benefits:	10,505 (3) 4,790 (4)	15,295
	2009		Nil	ESIP Employer contribution: Post-retirement benefits:	8,022 (3) 3,790 (4)	11,812
Sean Finn	2011		Nil	ESIP Employer contribution: Post-retirement benefits:	10,362 (3) 3,817 (4)	14,179
	2010		Nil	ESIP Employer contribution: Post-retirement benefits:	10,574 (3) 3,258 (4)	13,832
	2009		Nil	ESIP Employer contribution: Post-retirement benefits:	11,632 (3) 2,661 (4)	14,293

(1)	This table outlines the perquisites and other compensation received by NEOs in 2009, 2010 and 2011. The amounts are calculated based on the incremental cost to the Company.
Effective January 1, 2010, the Company eliminated tax gross-ups and revised its policy to restrict the usage of the corporate aircraft to business-related purposes, save for certain exceptional circumstances.
(2)
Perquisites and other personal benefits include the use of a company-leased vehicle, parking, club membership, executive physical exam, financial counselling, and certain healthcare benefits and life insurance coverage. The incremental cost to the Company is determined by the actual cost of the company-leased vehicle (including gas and maintenance fees), parking, club membership, executive physical exam and financial counselling and by the cost of certain healthcare benefits and life insurance coverage in excess of that offered to salaried employees. See section “Executive Perquisites” on page 47 for more details. Perquisites and other personal benefits that amount to less than C$50,000 (in aggregate) or 10% of total salary for any of the NEOs are reported as “Nil” in this column.

(3)	Represents the value of the Company-match under the Employee Share Investment Plan (“ESIP”).
(4)	Represents the service cost for post-retirement life and medical insurance, if applicable.

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Incentive Plan Awards

Share-based and Option-based Awards in 2011
The following table shows information regarding grants of RSUs made to NEOs under the RSU Plan, grants of stock options made under the Management Long-Term Incentive Plan and awards of company-matched deferred share units under the Voluntary Incentive Deferral Plan in 2011.

NAME	GRANT DATE	AWARD TYPE	SECURITIES, UNITS OR OTHER RIGHTS (#)	END OF PLAN PERIOD OR EXPIRY DATE	SHARE PRICE ON DATE OF GRANT (C$)	AWARD’S GRANT DATE FAIR VALUE (1) (C$)
Claude Mongeau	January 27, 2011	RSUs (2) Options (3)	72,470 120,000	December 31, 2013 January 27, 2021	68.89 68.89	2,924,889 1,878,000
Luc Jobin	January 27, 2011 x January 31, 2011	RSUs (2) Options (3) DSUs (4)	20,960 41,920 2,454	December 31, 2013 January 27, 2021 Cessation of Employment	68.89 68.89 67.89	845,945 656,048 166,618
Keith E. Creel	January 27, 2011	RSUs (2) Options (3)	21,620 43,240	December 31, 2013 January 27, 2021	68.89 68.89	872,583 676,706
Jean-Jacques Ruest	January 27, 2011	RSUs (2) Options (3)	19,650 39,300	December 31, 2013 January 27, 2021	68.89 68.89	793,074 615,045
Sean Finn	January 27, 2011	RSUs (2) Options (3)	18,340 36,680	December 31, 2013 January 27, 2021	68.89 68.89	740,202 574,042

(1)
The grant date fair values reported for RSUs and options are calculated using the same assumptions as described in the extension to footnote 2 of the Summary Compensation Table on page 55. The grant date fair value reported for Mr. Jobin’s DSUs is calculated by multiplying the unrounded number of units (2454.2305) by the share price on the date of grant.

(2)
The RSUs granted in 2011 were made under the RSU Plan. Under this plan, the payout is subject to the attainment of average ROIC targets for the plan period that determine the applicable performance vesting factor (as an example, threshold, target, and maximum performance levels are 50%, 100% and 150% respectively). The payout is also conditional upon meeting a minimum share price condition of C$67.20 or US$66.70, as described under “Restricted Share Units: 2011 Award” on page 46.

(3)
The options granted in 2011 were made under the Management Long-Term Incentive Plan and vest over a period of four years, with 25% of the options vesting at each anniversary date of the award. Unexercised options shall expire on the tenth anniversary date of the award. See section “Management Long-Term Incentive Plan” on page 60 for a description of the plan.

(4)
The deferred share units represent the 25% company-match granted upon the deferral of the AIBP or RSU payout. The company-matched deferred share units vest over four years, at a rate of 25% per year. See section “Deferred Compensation Plans” on page 62 for a description of the plan.

CN MANAGEMENT INFORMATION CIRCULAR	57

Outstanding Share-based Awards and Option-based Awards
The following table shows all awards made to NEOs and outstanding on December 31, 2011.

	OPTION-BASED AWARDS(1)				SHARE-BASED AWARDS
NAME	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#)	OPTION EXERCISE PRICE (2) (C$)	OPTION EXPIRATION DATE	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS(3) (C$)	NUMBER OF SHARES OR UNITS OF SHARES THAT HAVE NOT VESTED(4) (#)	MARKET OR PAYOUT VALUE OF SHARE-BASED AWARDS THAT HAVE NOT VESTED(5) (C$)	MARKET OR PAYOUT VALUE OF VESTED SHARE-BASED AWARDS NOT PAID OUT OR DISTRIBUTED(6) (C$)
Claude Mongeau	120,000	70.59	2021/01/27	37,150,985	167,470	13,422,721	19,644,123
	128,000	52.11	2020/01/28
	80,000	34.75	2019/01/26
	60,000	48.90	2018/01/24
	46,000	45.43	2017/01/25
	60,000	45.69	2016/01/27
	80,000	29.68	2015/01/28
	324,000	20.42	2013/01/24
Luc Jobin	41,920	70.59	2021/01/27	2,960,184	48,541	3,890,539	2,890,749
	48,700	52.11	2020/01/28
	35,000	45.12	2019/06/01
Keith E. Creel	43,240	70.59	2021/01/27	9,903,454	78,270	6,273,341	11,000,458
	51,700	52.11	2020/01/28
	80,000	34.75	2019/01/26
	60,000	48.90	2018/01/24
	10,000	53.91	2017/06/11
	28,000	45.43	2017/01/25
	40,000	45.69	2016/01/27
Jean-Jacques Ruest	39,300	70.59	2021/01/27	9,365,231	41,500	3,326,225	7,027,735
	43,700	52.11	2020/01/28
	20,000	41.91	2019/01/26
	15,000	48.46	2018/01/24
	16,800	52.70	2017/01/25
	6,400	46.95	2016/06/12
	11,600	51.63	2016/01/27
	16,000	36.23	2015/01/28
	81,000	20.42	2013/01/24
Sean Finn	36,680	70.59	2021/01/27	4,070,503	40,190	3,221,229	3,439,237
	43,700	52.11	2020/01/28
	48,500	34.75	2019/01/26
	10,500	48.90	2018/01/24

CN MANAGEMENT INFORMATION CIRCULAR	58

(1)	Includes all stock options granted under the Management Long-Term Incentive Plan and outstanding on December 31, 2011.
(2)
All option exercise prices shown are in Canadian dollars. Where applicable, option exercise prices in U.S. dollars resulting from option grants to NEOs made in U.S. dollars, were converted to Canadian dollars using the December 31, 2011 exchange rate of US$1 = C$1.0170. The following table presents the option exercise prices that were converted to Canadian dollars:

OPTION EXPIRATION DATE	OPTION EXERCISE PRICE (US$)	OPTION EXERCISE PRICE (C$)
2021/01/27	69.41	70.59
2020/01/28	51.24	52.11
2019/06/01	44.37	45.12
2019/01/26	34.17	34.75
2018/01/24	48.08	48.90
2017/06/11	53.01	53.91
2017/01/25	44.67	45.43
2016/01/27	44.93	45.69
2015/01/28	29.19	29.68

(3)
The value of unexercised in-the-money options at financial year-end for options granted to NEOs in Canadian dollars is the difference between the closing share price of the common shares on December 31, 2011, on the TSX (C$80.15) and the exercise price. The value of unexercised in-the-money options at financial year-end for options granted to NEOs in U.S. dollars is the difference between the closing share price of the common shares on December 31, 2011 on the New York Stock Exchange (US$78.56) converted to Canadian dollars based on the December 31, 2011 exchange rate of US$1 = C$1.0170 (i.e. US$78.56 * 1.0170 = C$79.90) and the exercise price converted to Canadian dollars using this same exchange rate. Please refer to Note 2 of this table for additional details. This value has not been, and may never be, realized. The actual gains, if any, will depend on the value of the common shares on the date of exercise.

(4)
Includes all RSUs outstanding on December 31, 2011 that have not vested on such date under the RSU Plan. Payouts for these units are conditional upon meeting performance criteria and a minimum share price condition that may or may not be achieved. For Mr. Jobin, the value also includes the company-match deferred share units outstanding on December 31, 2011 (3,231 units) that have not vested on such date under the Voluntary Incentive Deferral Plan. Under the plan, company-match deferred share units vest over four years, at a rate of 25% per year.

(5)
The value of outstanding share units awarded under the RSU Plan is based on the closing price of the common shares on the TSX on December 31, 2011 (C$80.15) assuming that the target average return on invested capital objective (i.e. 100%) and the minimum share price condition will be met. In accordance with the plan, a performance vesting factor between 0% and 150% will apply to the awarded share units. For Mr. Jobin, the value of the company-matched deferred share units awarded under the Voluntary Incentive Deferral Plan is based on the closing price of the common shares on the TSX on December 31, 2011 (C$80.15) and is equivalent to C$258,942.

(6)
Includes the value as at December 31, 2011 of the 2009 RSU awards granted under the RSU Plan based on the closing price of the Company’s common shares on the TSX of C$80.15. The average return on invested capital for the period ending on December 31, 2011 was 13.91%, exceeding the target for the plan period. The performance vesting factor was therefore 122.6% and the minimum share price condition was also met. Payout for the 2009 RSU award occurred in February 2012 and was based on the average 20-day share price for the period ending January 31, 2012 (C$78.14). Also includes the value as at December 31, 2011 of the deferred share units that have vested under the terms of the Voluntary Incentive Deferral Plan and the Senior Executive Bonus Share Plan based on the closing share price of the Company’s common shares on the TSX of C$80.15. Units held under these deferred compensation plans are only payable upon cessation of employment (please refer to page 62 for more details on the Company’s Deferred Compensation Plans). The following table provides the breakdown, for each of the NEOs, of the market value of vested share-based awards that were not paid out or distributed on December 31, 2011:

NEO	2009 RSUs (C$)	ACCUMULATED DSUs (C$)	TOTAL (C$)
Claude Mongeau	3,930,556	15,713,567	19,644,123
Luc Jobin	1,719,618	1,171,131	2,890,749
Keith E. Creel	3,930,556	7,069,902	11,000,458
Jean-Jacques Ruest	982,639	6,045,096	7,027,735
Sean Finn	3,439,237	–	3,439,237

CN MANAGEMENT INFORMATION CIRCULAR	59

Incentive Plan Awards – Value Vested or Earned During the Year
The following table shows the value from incentive plans vested or earned by NEOs under the Company’s incentive plans, including the annual incentive bonus, restricted share units, deferred share units and stock options earned during the financial year ended December 31, 2011.

NAME	OPTION-BASED AWARDS – VALUE VESTED DURING THE YEAR (1) (C$)	SHARE-BASED AWARDS – VALUE VESTED DURING THE YEAR (2) (C$)	NON-EQUITY INCENTIVE PLAN COMPENSATION – VALUE EARNED DURING THE YEAR (3) (C$)
Claude Mongeau	1,791,834	3,930,556	2,112,055
Luc Jobin	464,560	1,737,190	694,992
Keith E. Creel	1,426,095	3,930,556	713,947
Jean-Jacques Ruest	450,984	982,639	650,766
Sean Finn	1,095,602	3,439,237	605,115

(1)
Represents the value of the potential gains from options granted under the Management Long-Term Incentive Plan in 2007, 2008, 2009 and 2010 that have vested during the 2011 financial year. These grants all vest over four years, with 25% of options vesting on each anniversary date (see section “Management Long-Term Incentive Plan” starting on page 60 for a description of the Plan). The potential gains are calculated as the difference between the closing price of the common shares on each of the option grant anniversary dates in 2011 and the exercise price, converted to Canadian dollars when applicable using the exchange rate on such vesting date (see “Currency Exchange Information” on page 68). This value has not been, and may never be, realized. The actual gains, if any, will depend on the value of the common shares on the date of exercise.

(2)
Includes RSUs granted in 2009 that vested on December 31, 2011 under the RSU Plan and, for Mr. Jobin, the 25% of the Company-matched deferred share units that vested on January 31, 2011 under the Voluntary Incentive Deferral Plan. The RSU values included in the table have been calculated by multiplying the number of units granted by the performance vesting factor of 122.6% and by the closing price of the common shares on December 31, 2011 on the TSX (C$80.15). As provided under the plan, the actual payout to the eligible executives was made in February 2012, based on the 20-day average closing share price ending on January 31, 2012 (C$78.14/US$77.31).

(3)	Represents the amount of bonus earned under the Annual Incentive Bonus Plan for the financial year ending on December 31, 2011.

Management Long-Term Incentive Plan
The Management Long-Term Incentive Plan (the “Plan”) was approved by the Company Shareholders on May 7, 1996 and amended on April 28, 1998, April 21, 2005, April 24, 2007 and on March 4, 2008.

Eligible participants under the Plan are employees of the Company or its affiliates as determined by the Board of Directors. Pursuant to an amendment approved by the Board of Directors on March 8, 2005, grants cannot be made to non-executive Board directors under the Plan. While they remained as participants in the Plan for previous grants, the last time non-executive Board directors received options was in 2002, which options have all expired on January 25, 2012. The maximum number of common shares that may be issued under the Plan is 60,000,000. The following table provides information on the status of the reserve and the number of shares issued and issuable under the Plan, as at February 29, 2012.

OPTIONS OUTSTANDING AND AVAILABLE FOR GRANT AS AT FEBRUARY 29, 2012

	# COMMON SHARES	% OF OUTSTANDING COMMON SHARES
Options already granted and outstanding	6,307,828	1.43
Options issuable under the Plan	10,413,189	2.36
Shares issued following the exercise of options	43,278,983	9.83

The following table presents information concerning stock options granted under the Management Long-Term Incentive Plan as at December 31 of the years indicated below.

	2011	2010
Number of stock options granted	646,340	743,100
Number of employees who were granted stock options	195	194
Number of stock options outstanding as of year-end	6,872,390	8,849,585
Weighted average exercise price of stock options outstanding	C$40.80	C$34.30
Number of stock options granted as a % of outstanding shares	0.15%	0.16%
Number of stock options exercised	2,609,918	3,356,150

The maximum number of common shares that may be issued and/or be the subject of a grant to any one participant in a particular year is 20% of the awards in that year. The maximum aggregate number of common shares, with regard to which awards may be made to any participant under the Plan and under any other plan which the Company has or may eventually have, shall not exceed 5% of the common shares issued and outstanding. Also pursuant to the March 8, 2005 amendment, the maximum number of common shares with regard to which awards may be made during a calendar year is limited to 1% of the outstanding common shares at the beginning of that year. As demonstrated in the previous table, the number of stock options granted is well below the 1% limitation. Options are non-transferable except, in certain circumstances, upon the death of the holder of such options.

CN MANAGEMENT INFORMATION CIRCULAR	60

STOCK OPTION FEATURES

Grant Currency	Same currency as the recipient’s salary
Exercise Price	At least equal to the closing share price of the common shares on the TSX or the NYSE (depending on the grant currency) on the grant date.
Option Period	Ten years
Vesting Criteria
•   Options may become exercisable on the anniversary date (“conventional options”) and/or upon meeting performance targets (“performance options”) as established for each grant.
•   Since 2005, grants have been of conventional options, which vest over four years, with 25% of options vesting on each anniversary.

Termination Conditions
•   Stock options shall be cancelled upon the termination of a participant’s employment for cause or if the participant voluntarily terminates employment.
•   In the event that a participant’s employment is terminated by the Company other than for cause, all stock options held by such participant shall be cancelled three months after termination of the participant’s employment.
•   In the case of retirement, options are cancelled three years after the retirement date.
•   In the event of a participant’s death, all available options may be exercised by the estate within a period of twelve months.
•   In the event non-compete, non-solicitation, confidentiality or other conditions of the grant are breached, the options shall be forfeited and cancelled.
These conditions are subject to the discretion of the Committee.

At the 2007 annual meeting, shareholders approved an ordinary resolution confirming the addition of new amendment provisions to the Plan. Such amendment provisions state that the Board of Directors or the Committee, as provided in the Plan or pursuant to a specific delegation and in accordance with applicable legislation and regulations, may amend any of the provisions of the Plan or suspend or terminate the Plan or amend the terms of any then outstanding award of options under the Plan (“Options”) provided, however, that the Company shall obtain shareholder approval for:

i.
any amendment to the maximum number of common shares issuable under the Plan, except for adjustments in the event that such shares are subdivided, consolidated, converted or reclassified by the Company or that any other action of a similar nature affecting such shares is taken by the Company (a “Share Adjustment”);

ii.	any amendment which would allow non-employee directors to be eligible for new awards under the Plan;

iii.	any amendment which would permit any Option granted under the Plan to be transferable or assignable other than by will or pursuant to succession laws (estate settlements);

iv.	the addition of a cashless exercise feature, payable in cash or common shares, which does not provide for a full deduction of the number of underlying shares from the Plan reserve;

v.
the addition in the Plan of deferred or restricted share unit provisions or any other provisions which result in participants receiving common shares while no cash consideration is received by the Company;

vi.
any reduction in the exercise price of an Option after the Option has been granted to a participant or any cancellation of an Option and the substitution of that Option by a new Option with a reduced exercise price granted to the same participant, except in the case of a Share Adjustment;

vii.	any extension to the term of an outstanding Option beyond the original expiry date, except in the case of an extension due to a blackout period;

viii.	any increase to the maximum number of common shares that may be issued:

a.	under the Plan to any one participant during any calendar year; or

b.	under the Plan and under any other plan to any one participant; and

ix.	the addition in the Plan of any form of financial assistance and any amendment to a financial assistance provision which is more favourable to participants.

No amendment, suspension or termination shall, except with the written consent or the deemed consent of the participants concerned, affect the terms and conditions of Options previously granted under the Plan, unless the rights of the participants shall then have terminated in accordance with the Plan.

On March 4, 2008, the Plan was amended to include a “double trigger provision”. Pursuant to such provisions, provided that a proper substitute is granted, the vesting of non-performance-based options held by a participant would not accelerate upon a Change of Control, unless the participant is terminated without cause or resigns for good reason. Please refer to “Change of Control Provisions” on page 47 for more details on such amendment.

CN MANAGEMENT INFORMATION CIRCULAR	61

Deferred Compensation Plans
The Company introduced, in 2002, its Voluntary Incentive Deferral Plan. This plan allows NEOs and other senior management employees to elect to defer up to 100% of their annual bonus, RSU payouts and other amounts paid under an eligible incentive plan (as approved by the Board of Directors) into deferred share units (“DSUs”) payable in cash upon retirement or termination of employment. A deferred share unit is equivalent to a common share of the Company and earns notional dividends, which are re-invested into additional deferred share units, when cash dividends are paid on the Company’s common shares. The amount deferred is converted into a number of units at the deferral date, using the 20-day average closing share price. Deferral elections are made at least six months prior to the end of the performance period of the incentive plan. The maximum total amount participants can defer to DSUs is equivalent to their ownership requirement under the Stock Ownership guidelines (see section on “Stock Ownership” under “Other Key Compensation Policies of the Company” on page 47 for a detailed description). In other words, the election to receive eligible incentive payments in deferred share units is not available to a participant when the value of the participant’s vested deferred share unit account is sufficient to meet the Company’s stock ownership guidelines.

The Company also credits a company match equal to 25% of the number of deferred share units. These company-matched deferred share units vest over a period of four years (25% per year) from the deferral date.

The payout of the deferred share units is established based on the 20-day average closing share price at the retirement or termination date and includes the vested company-matched deferred share units as well as accrued notional dividends over the deferral period. Payment for eligible Canadian executives is made in a lump sum following the termination. For eligible U.S. tax payers, in compliance with U.S. tax regulations, payment of amounts deferred or vested after December 31, 2004 is made after a six-month waiting period in a lump sum or in monthly instalments not exceeding ten years, in accordance with the executive’s irrevocable election.

Because of its tax effectiveness and the additional company-match, this plan provides an opportunity for executives to increase their stake in the Company, linking their future returns to the share price performance.

Certain executives hold deferred share units in accordance with past awards made under the Senior Executive Bonus Share Plan. These awards, which vested in January 2001, are payable upon their retirement or termination date. No additional awards may be made under this plan.

No modification to the nature of the deferrals under both plans can be made, unless the Board of Directors approves an amendment of the plans.

Employment Contracts/Arrangements
Claude Mongeau was appointed President and CEO of the Company effective January 1, 2010. The Board of Directors, upon the recommendation of the Committee, approved, at its April 20, 2009 meeting, the terms and conditions of Mr. Mongeau’s employment. Mr. Mongeau’s employment as CEO is not for a fixed term; he serves at the will of the Board.

For 2011, Mr. Mongeau’s salary was increased to US$975,000, as part of the annual compensation review process, based on performance and market trends. The President and CEO remains eligible for the same compensation and benefit plans and policies as the other executives except for the following:

•	Under the Annual Incentive Bonus Plan, his target payout is 120% of base salary with a payout ranging from 0% to 240%.

•
The supplemental pension plan remains in effect, but the annual pension benefit payable under this plan upon retirement is capped at US$1,000,000. See also the “Pension Plan Benefits” section of this Information Circular.

•
Mr. Mongeau is required to maintain a minimum level of stock ownership equivalent to five times his annual salary. He is also required to maintain this stock ownership level for one year after retirement.

•	Mr. Mongeau is limited to participating in only one outside public company board.

The Company has not entered into formal employment agreements with the other Named Executive Officers. It has only provided appointment letters setting forth general details of employment which are all described in this Information Circular.

CN MANAGEMENT INFORMATION CIRCULAR	62

Pension Plan Benefits

Canadian Pension Plans and Other Retirement Arrangements

CN’S PRINCIPAL PENSION PLAN (“CNPP”) AND SENIOR MANAGEMENT PENSION PLAN (“SMPP”)
Messrs. Mongeau, Ruest and Finn participate in the CNPP and SMPP, which are federally-registered defined benefit pension plans designed to provide retirement benefits based on pensionable years of service and highest average earnings. Highest average earnings are defined as the average pensionable earnings during the last 60 months of compensated service or the best five consecutive calendar years, whichever is greater. Under the CNPP, pensionable earnings consist of base salary and overtime. Under the SMPP, pensionable earnings include base salary, overtime, and bonuses paid by the Company under the Annual Incentive Bonus Plan, up to the employee’s target level. The aggregate annual retirement benefit payable under both plans is subject to a maximum of C$2,552 per year of pensionable service for 2011 and is calculated as follows:

-
1.7% of highest average earnings up to the average year’s maximum pensionable earnings (“YMPE”) as defined under the Canada Pension Plan, multiplied by the number of years of pensionable service (maximum 35 years)

plus
-	2.0% of highest average earnings in excess of the YMPE, multiplied by the number of years of pensionable service (maximum 35 years).

Under both plans, if the sum of the participant’s age and years of pensionable service is at least 85 and the participant is age 55 or over at the time of retirement, the participant is eligible to receive an immediate, unreduced pension, subject to Company consent. Retirement benefits vest immediately when participation begins.

SPECIAL RETIREMENT STIPEND
Executives and senior management employees who enter into an agreement, which includes confidentiality, non-compete and non-solicitation clauses, participate in a non-registered, supplemental executive retirement program called the Special Retirement Stipend (“SRS”).

Messrs. Mongeau, Ruest and Finn have each signed an SRS agreement.

The annual amount payable under the SRS equals 2% of the employee’s highest average earnings in excess of the average earnings that result in the maximum pension under the CNPP and SMPP (approximately C$134,523 in 2011), multiplied by the number of years of pensionable service (maximum 35 years).

Earnings consist of base salary and bonuses paid by the Company under the Annual Incentive Bonus Plan, up to the employee’s target level.

If the sum of the participant’s age and years of pensionable service is at least 85 and the participant is age 55 or over at the time of retirement, the participant is eligible to receive an immediate, unreduced SRS benefit, subject to the conditions set out in the agreement.

SRS benefits for employees who entered into an SRS agreement prior to July 1, 2002 vest after two years. For employees who entered into an SRS agreement on or after July 1, 2002, the SRS benefits become vested only if the employee remains in active service for two years and until the age of 55. SRS retirement benefits are paid out of operating funds and secured through a letter of credit.

Mr. Mongeau’s annual benefit under the SRS shall not exceed US$1,000,000 (C$1,017,000).

DEFINED CONTRIBUTION PENSION PLAN FOR EXECUTIVES AND SENIOR MANAGEMENT (“DCPP”)
Mr. Jobin participates in the DCPP.

The DCPP is a federally-registered defined contribution pension plan that was introduced for executives and senior management employees on January 1, 2006. For non-unionized employees other than executives and senior management, a separate defined contribution plan was also introduced on the same date. Executives and senior management employees hired prior to January 1, 2006 had a one-time opportunity to either join the DCPP or maintain participation in the CNPP and SMPP mentioned above. Messrs. Mongeau, Ruest and Finn elected to remain in the CNPP and SMPP. Executives and senior management employees hired on or after January 1, 2006 automatically join the DCPP.

Executives participating in the DCPP contribute a specific percentage of their pensionable earnings into their account and the Company contributes the same percentage, subject to the maximum contribution imposed by the Income Tax Act (C$22,970 in 2011).

The contribution percentage for executives depends on age and service as follows:
POINTS (SUM OF AGE AND SERVICE)	% OF PENSIONABLE EARNINGS
Up to 39	6%
40–49	7%
50–59	8%
60 and above	9%

CN MANAGEMENT INFORMATION CIRCULAR	63

Pensionable earnings include base salary and bonuses payable under the Annual Incentive Bonus Plan up to the employee’s target level. All contributions vest immediately and are invested in various investment funds as selected by the participant. No withdrawals or distributions are permitted prior to employment termination.

DEFINED CONTRIBUTION SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN (“DC SERP”)
Mr. Jobin participates in the DC SERP.

The DC SERP is a non-registered defined contribution pension plan designed to provide executives and senior management employees with retirement benefits in excess of the Income Tax Act limits applicable to the DCPP described above. In other words, for each calendar year, once contributions have reached the limit prescribed by the Income Tax Act in the DCPP, an amount equal to employer and employee contributions in excess of the limit is gradually credited by the Company to a notional account under the DC SERP. These notional contributions vest after two years of employment. Employees do not contribute to the DC SERP.

Notional contributions accrue investment credits using the same investment options as selected by the participant in the DCPP. No withdrawals or distributions are permitted prior to employment termination.

Effective January 1, 2011, the DC SERP was amended to include certain confidentiality, non-compete, non-solicitation and other covenants as a condition of payment of retirement benefits accruing as of the effective date.

U.S. Pension Plans and Other Retirement Arrangements
Mr. Creel participates in the following U.S. pension plans:

DEFINED BENEFIT PENSION PLAN
This qualified defined benefit pension plan is designed to provide retirement benefits equal to 0.4% of highest average earnings plus 0.3% of highest average earnings in excess of Railroad Retirement Board average covered compensation (C$78,533 in 2011) multiplied by the number of years of credited service (maximum 35 years).

Highest average earnings are defined as the average pensionable earnings during the best 60 full consecutive months in the last 120 full consecutive months of employment. Pensionable earnings consist of base salary and overtime and are capped at the average of the U.S. Internal Revenue Code limit, over the last five years (C$242,046 in 2011). The retirement benefit is payable without reduction at age 65 or age 60 if the employee has 30 years of credited service or 30 years of Railroad Retirement Board service. Retirement benefits vest after five years of employment.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN (“SERP”)
The SERP is a non-qualified, unfunded defined benefit pension plan. It is designed to provide executives and senior management employees with retirement benefits equal to 2% of highest average earnings, multiplied by the number of years of credited service (maximum 35 years) minus the offsets described below. Highest average earnings are defined as the average pensionable earnings during the best 60 full consecutive months in the last 120 full consecutive months of employment. Earnings consist of base salary and bonuses paid by the Company under the Annual Incentive Bonus Plan, up to the employee’s target level. The SERP pension is offset by:

(i)	the pension payable under the Defined Benefit Pension Plan;

(ii)	the U.S. Railroad Retirement Board Tier 2 pension; and

(iii)	the amount of a single life annuity that can be purchased with the 3% maximum employer matching contributions available under the Savings Plan described below.

SERP benefits for employees who joined the plan prior to July 1, 2002 vest after five years. For employees who joined the plan on or after July 1, 2002, SERP benefits become vested only if the employee remains in active service for five years and until the age of 55.

Generally, the SERP pension benefit is payable without reduction at age 65 or age 60 if the participant has 30 years of credited service or 30 years of Railroad Retirement Board service. Participants had until December 31, 2008 to elect to receive their lifetime pension benefit at a different age than the above retirement ages, but no earlier than six months after retirement or termination of employment. Retirement benefits accrued and vested prior to January 1, 2005 are not subject to the six-month delay. Retirement benefits cannot be paid earlier than age 55. Effective July 15, 2010, the SERP was amended to include certain confidentiality, non-compete, non-solicitation and other covenants as a condition of payment of retirement benefits accruing as of the effective date.

QUALIFIED SAVINGS PLAN (“SAVINGS PLAN”)
The Savings Plan is a qualified 401(k) plan. Participants may make voluntary “pre-tax” contributions to the Savings Plan subject to limitations imposed by the U.S. Internal Revenue Code. The voluntary contributions are partially matched by the Company. The matching contribution is limited to 50% of the first 6% of the employee’s pre-tax salary. All contributions are immediately and fully vested upon contribution and are invested in various investment funds as selected by the participant.

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DEFINED CONTRIBUTION FEATURE (“DC FEATURE”)
The DC Feature was introduced for non-unionized employees on January 1, 2006. Non-unionized employees hired prior to January 1, 2006 had a one-time opportunity to either join the DC Feature or maintain participation in the Defined Benefit Pension Plan mentioned above. On January 1, 2006, Mr. Creel ceased to accrue credited service in the Defined Benefit Pension Plan and joined the DC Feature. The DC Feature provides for an additional employer contribution of 3.5% of base salary to the Savings Plan, subject to limitations imposed by the U.S. Internal Revenue Code. Employer contributions are vested after three years of service with the Company. Contributions are invested in various investment funds as selected by the participant. No withdrawals or distributions are permitted prior to employment termination.

U.S. DEFINED CONTRIBUTION SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN (“U.S. DC SERP”)
The U.S. DC SERP is a non-qualified, unfunded pension plan which complements the DC Feature described above. The U.S. DC SERP is a stand-alone plan, which provides executives and senior management employees with a Company contribution on eligible compensation without regard to the limitations imposed by the U.S. Internal Revenue Code. Eligible compensation consists of base salary and bonuses payable under the Annual Incentive Bonus Plan, up to the employee’s target level.

The contribution percentage for executives depends on age and service as follows:

POINTS (SUM OF AGE AND SERVICE)	% OF ELIGIBLE COMPENSATION
Up to 39	5%
40–49	6%
50–59	7%
60 and above	8%

Contributions vest after two years of service with the Company and benefits cannot begin to be paid earlier than six months after retirement or termination of employment. No withdrawals or distributions are permitted prior to employment termination. On January 1, 2006, Mr. Creel ceased to accrue credited service in the SERP and joined the U.S. DC SERP.

Effective January 1, 2011, the U.S. DC SERP was amended to include certain confidentiality, non-compete, non-solicitation and other covenants as a condition of payment of retirement benefits accruing as of the effective date.

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Defined Benefit Plans Table
The following amounts have been calculated using the same actuarial assumptions as those used in Note 12 – Pensions, on page 70 and page 67 of the 2011 and 2010 Annual Report, respectively, available on the Company’s website at www.cn.ca and on SEDAR at www.sedar.com.The amounts calculated in this table are estimates only and are based on assumptions, which may or may not materialize. Amounts shown in this table include pension benefits from the Company’s defined benefit registered pension plans and non-registered supplemental pension arrangements for 2011 and are in Canadian dollars.

NAME	NUMBER OF YEARS OF CREDITED SERVICE (#)	ANNUAL BENEFITS PAYABLE		OPENING PRESENT VALUE OF DEFINED BENEFIT OBLIGATION (3) (C$)	COMPENSATORY CHANGE (1) (C$)				NON-COM- PENSATORY CHANGE (4) (C$)	CLOSING PRESENT VALUE OF DEFINED BENEFIT OBLIGATION (3) (C$)
		AT YEAR END (C$)	AT AGE 65 (2) (C$)		SERVICE COST	IMPACT OF SALARY/ BONUS	IMPACT OF PLAN CHANGES	TOTAL
Claude Mongeau	17.67	470,000	1,157,000	6,765,000	407,000	(134,000)	1,000	274,000	1,600,000	8,639,000
Keith E. Creel (5)	9.75	139,000	158,000	1,606,000	0	(12,000)	0	(12,000)	359,000	1,953,000
Jean-Jacques Ruest	15.67	203,000	407,000	2,583,000	171,000	10,000)	2,000	183,000	509,000	3,275,000
Sean Finn	18	268,000	477,000	2,897,000	166,000	(57,000)	2,000	111,000	617,000	3,625,000

(1)
The change in present value that is attributable to compensation includes the service cost net of employee contributions, the increase in earnings in excess or below what was assumed and the impact of plan changes. The service cost net of employee contributions is the estimated value of the employer portion of benefits accrued during the calendar year.

(2)	The projected pension is based on current compensation levels and assumes the executive will receive 80% of his target bonus for the years after 2011.
(3)	The present value of defined benefit obligation is the value of the benefits accrued for all service to the specified date.
(4)
The change in present value that is not compensatory includes employee contributions, interest cost, change in assumptions and gains and losses other than those resulting from a difference in earnings. The impact on the present value at the end of 2011 relating to the change in assumptions was mainly due to the decrease in the discount rate which increased the present value.

(5)	Mr. Creel no longer accrues service in the Defined Benefit Pension Plan or SERP since he started participating in the DC Feature and U.S. DC SERP on January 1, 2006.

Defined Contribution Plans Table
The table below includes amounts from the Company’s registered and non-registered defined contribution plans.

NAME	ACCUMULATED VALUE AT START OF YEAR (C$)	COMPENSATORY AMOUNT (1) (C$)	NON-COMPENSATORY AMOUNT (2) (C$)	ACCUMULATED VALUE AT YEAR END (C$)
Luc Jobin (3)	179,715	142,360	15,687	337,761
Keith E. Creel (4)	781,147	80,351	203,308	1,064,806

(1)	Represents employer contributions and notional contributions.
(2)	Represents notional investment credits and losses, employee contributions, if any, and investment gains and losses.
(3)	Mr. Jobin participates in the Defined Contribution Pension Plan and DC SERP.
(4)	Mr. Creel participates in the Savings Plan, DC Feature and U.S. DC SERP.

Non-Registered Plans Table
The following table provides the total present value for CN’s non-registered defined benefit and defined contribution plans. These amounts were determined using the same actuarial assumptions as those used in Note 12 – Pensions, on page 70 and page 67 of the 2011 and 2010 Annual Report, respectively, available on the Company’s website at www.cn.ca and on SEDAR at www.sedar.com, and include the value of active, deferred and retired executive and senior management members for 2011.

PLANS	OPENING PRESENT VALUE OF BENEFIT OBLIGATION (C$)	CLOSING PRESENT VALUE OF BENEFIT OBLIGATION (C$)
Non-Registered Defined Benefit Plans in Canada and U.S.	224,400,000	258,300,000 (1)
Non-Registered Defined Contribution Plans in Canada and U.S.	900,000	1,400,000

(1)	The change in the present value at the end of 2011 was mainly due to the decrease in the discount rate which increased the present value.

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Termination and Change of Control Benefits
The Company does not have contractual arrangements or other agreements in connection with termination, resignation, retirement, change of control or a change in responsibilities of a Named Executive Officer, other than the conditions provided in the compensation plans, and summarized as follows:

	RESIGNATION	INVOLUNTARY TERMINATION	RETIREMENT	CHANGE OF CONTROL	TERMINATION FOR CAUSE
Annual Incentive Bonus Plan	Forfeits eligibility to the plan	Entitled to a bonus based on corporate and individual performance and prorated on active service in plan year	Entitled to a bonus based on corporate and individual performance and prorated on active service in plan year	No specific provision	Forfeits eligibility to the plan
Stock Options(1)	All stock options are cancelled	Grants made before January 2009 Continued vesting for three months Exercise of vested options within three months or otherwise forfeited
Grants made since January 2009

Subject to respect of 2-year non-compete, non-solicitation and confidentiality provisions

Continued vesting for three months

Exercise of vested options within three months or otherwise forfeited
Grants made before January 2009 Continued vesting for three years Exercise of vested options within three years or otherwise forfeited
Grants made since January 2009

Subject to respect of 2-year non-compete, non-solicitation and confidentiality provisions

Continued vesting for three years

Exercise of vested options within three years or otherwise forfeited

Since 2011, the above conditions only apply if the executive remains in continuous and active service until the last day of the year in which the grant was made
Grants made prior to March 4, 2008 Immediate vesting of conventional options
Grants made since March 4, 2008

If proper substitute is granted, immediate vesting would occur only if participant is terminated without cause or resigns for good reason within two years of the Change of Control
All stock options are cancelled
Restricted Shares Units(1)	All RSUs are cancelled	Partial payout if performance criteria met and prorated based on active service during the plan period	Full payout if performance criteria met and if the executive remains in continuous and active service until the last day of the year in which the grant was made	If proper substitute is granted, immediate vesting would occur only if participant is terminated without cause or resigns for good reason within two years of the Change in Control	All RSUs are cancelled
Deferred Share Units	Payment of all vested units, including the vested company-matched DSUs	Payment of all vested units, including the vested company- matched DSUs	Payment of all vested units, including the vested company- matched DSUs	Immediate vesting of unvested company-matched DSUs	Payment of all vested units, including the vested company- matched DSUs
Registered Pension Plans	Payment of vested benefits	Payment of vested benefits	Payment of vested benefits	Payment of vested benefits	Payment of vested benefits
Non-Registered Pension Plans and Arrangements(1)	Payment of vested benefits	Payment of vested benefits	Payment of vested benefits	Payment of vested benefits	Payment of vested benefits, except for SRS benefits which are forfeited

(1)
In the event of resignation, involuntary termination, retirement or change of control, the payment of awards or vested benefits is subject to certain non-compete, non-solicitation and non-disclosure of confidential information provisions as per the respective plan rules and arrangements.

Severance entitlement payable to the NEOs would generally be determined in accordance with applicable legal requirements.

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Involuntary Termination
In the event of an involuntary termination, an NEO would receive a severance amount generally in line with applicable legal requirements. No incremental amounts would be payable. Share-based awards, option-based awards and other benefits will be treated as per the terms of the plans under which they were granted, as described in the summary Termination and Change of Control Benefits table on page 67.

Retirement
On December 31, 2011, Mr. Ruest was the only NEO eligible for retirement. Had he retired on December 31, 2011, no incremental amounts would be payable. Share-based awards, option-based awards and other benefits will be treated as per the terms of the plans under which they were granted, as described in the summary Termination and Change of Control Benefits table on page 67.

Change of Control
The following table shows the incremental benefits that NEOs would have been entitled to had there been a change of control on December 31, 2011.

CHANGE OF CONTROL

NAME	RESTRICTED SHARE UNITS (1) (C$)	STOCK OPTIONS (2) (C$)	DEFERRED SHARE UNITS (3) (C$)	TOTAL (C$)
Claude Mongeau	0	464,972	0	464,972
Luc Jobin	0	0	258,942	258,942
Keith E. Creel	0	464,972	0	464,972
Jean-Jacques Ruest	0	118,838	0	118,838
Sean Finn	0	325,481	0	325,481

(1)
An NEO would be eligible to immediate vesting only if no proper substitute is granted, or if the executive is terminated without cause or resigns for good reason within two years of the change of control.

(2)
NEOs would be eligible to immediate vesting following a change of control for options granted in 2008. The value shown is equal to the number of options that would vest multiplied by the difference between the closing price of the common shares on December 31, 2011 and the exercise price, converted using the December 31, 2011 (US$1 = C$1.0170) exchange rate for U.S. dollar denominated options. For stock options granted since March 4, 2008, immediate vesting would occur only if no proper substitute is granted, or if the executive is terminated without cause or resigns for good reason within two years of the change of control.

(3)
An NEO would be eligible to immediate vesting of the unvested company-matched deferred share units allocated to an executive following the deferral of compensation in previous years (see page 62, section “Deferred Compensation Plans” for a description of the Voluntary Incentive Deferral Plan). The value shown is equal to the number of deferred share units that would vest multiplied by the closing share price of common shares on December 31, 2011 (C$80.15).

Currency Exchange Information
Compensation disclosed in the section “Statement of Executive Compensation” that is paid in U.S. dollars was converted to Canadian dollars using the following currency exchange rates:

	Exchange rate used	Actual rate US$1 = C$X
• Salary • All other compensation	Average rate during the year	2011: 0.9891 2010: 1.0299 2009: 1.1420
• Annual incentive bonus plan	When bonus is earned (i.e. December 31)	December 31, 2011:1.0170 December 31, 2010:0.9946 December 31, 2009:1.0510
• Pension value
• Value of unexercised in-the-money options
• Market value of share-based awards that have not vested
• Non-equity incentive plan compensation – Value earned during the year
• Termination scenarios – incremental costs
	December 31	December 31, 2011:1.0170 December 31, 2010:0.9946 December 31, 2009:1.0510
• Option-based awards – Value vested during the year	Actual vesting date of the grants made on: • January 28, 2010 • June 1, 2009 • January 26, 2009 • January 24, 2008 • June 11, 2007 • January 25, 2007	o January 28, 2011: 1.0011 June 1, 2011: 0.9757 January 26, 2011: 0.9953 January 24, 2011: 0.9946 June 11, 2011: 0.9783 January 25, 2011: 0.9976

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OTHER INFORMATION

Securities Authorized for Issuance Under Equity Compensation Plans
The table below indicates, as at December 31, 2011, certain information with respect to the Company’s Management Long-Term Incentive Plan.

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (C$)	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN THE FIRST COLUMN)
Equity compensation plans approved by securityholders	6,872,390	40.80	10,990,999
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	6,872,390	40.80	10,990,999

Indebtedness of Directors and Executive Officers
As of February 29, 2012, there was no outstanding indebtedness of current and former directors, officers and employees of the Company and its subsidiaries, whether entered into in connection with the purchase of common shares of the Company or otherwise.

Interest of Informed Persons and Others in Material Transactions
The management of the Company is not aware of any material interest, direct or indirect, of any informed person of the Company, any proposed director or any associate or affiliate of any informed person or proposed director in any transaction since the commencement of the Company’s most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect the Company or any of its affiliates or subsidiaries.

Directors’ and Officers’ Insurance
The Company has purchased, at its expense, group liability insurance in the annual aggregate amount of C$200,000,000, with a deductible to the Company which varies from C$1,000,000 to C$2,500,000, for the protection of directors and officers of the Company and its subsidiaries against liability incurred by them in such capacity. The premium paid in the financial year ending December 31, 2011, was approximately C$1,647,121 for the 12 months ending September 30, 2012. The Company also carries excess directors and officers liability insurance for non-indemnifiable claims in the amount of C$25,000,000 in excess of the above. The premium paid for such excess liability insurance in the financial year ending December 31, 2011 was approximately C$143,500 for the 12 months ending September 30, 2012. The directors and officers excess liability insurance is not subject to any deductible.

Shareholder Proposals
Shareholder proposals to be considered at the 2013 annual meeting of shareholders must be received at the head office of the Company no later than December 14, 2012, to be included in the Information Circular for such annual meeting.

Availability of Documents
The Company is a reporting issuer in Canada and the United States and is required to file various documents, including an annual information form and financial statements. Financial information is provided in the Company’s comparative financial statements and management’s discussion and analysis for its most recently completed financial year. Copies of these documents and additional information relating to the Company are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, or may be obtained on request from the Corporate Secretary of the Company.

Approval
The Board of Directors of the Company has approved the contents of this Information Circular and its sending to the shareholders.

(Signed) Sean Finn
Sean Finn
EXECUTIVE VICE-PRESIDENT
CORPORATE SERVICES AND CHIEF LEGAL OFFICER
AND CORPORATE SECRETARY

March 13, 2012

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SCHEDULE “A” – MANDATE OF THE BOARD

The Board has clearly delineated its role and the role of management. The role of the Board is to supervise the management of CN’s business and affairs, with the objective of increasing shareholder value. Management’s role is to conduct the day-to-day operations in a way that will meet this objective.

The Board approves all matters expressly required herein, under the Canada Business Corporations Act and other applicable legislation and CN’s Articles and By-laws. The Board may assign to Board committees the prior review of any issues it is responsible for, or as required by applicable laws. Board committee recommendations are generally subject to Board approval. The Board has delegated the approval of certain matters to management pursuant to its Standing Resolutions on Delegation of Authority, as amended from time to time.

Meetings of the Board are held at least nine times a year and as necessary.

As part of its stewardship responsibility, the Board advises management on significant business issues and has the following responsibilities:

A.	Approving CN’s strategy
•
adopting a strategic planning process, approving and reviewing, on at least an annual basis, a business plan and a strategic framework which take into account, among other things, the opportunities and risks of the business, and monitoring the implementation of the business plan by management.

B.	Assessing and overseeing the succession planning of executive management
•
choosing the President and Chief Executive Officer (the “President and CEO”), appointing executive management and monitoring President and CEO and executive management performance taking into consideration Board expectations and fixed objectives, approving the President and CEO’s corporate goals and objectives and approving annually President and CEO and executive management compensation;

•	ensuring that an appropriate portion of President and CEO and executive management compensation is tied to both the short- and longer-term performance of CN;
•
taking all reasonable steps to ensure that processes are in place for the recruitment, training, development and retention of executives who exhibit the highest standards of integrity as well as competence.

C.	Monitoring Corporate Governance issues
•	monitoring the size and composition of the Board to favour effective decision-making;
•	taking all reasonable measures to satisfy itself as to the integrity of management and that management creates a culture of integrity throughout CN;
•
monitoring and reviewing, as appropriate, CN’s approach to governance issues and monitoring and reviewing, as appropriate, CN’s Corporate Governance Manual and policies and measures for receiving shareholder feedback;

•
taking all reasonable steps to ensure the highest quality of ethical standards, including reviewing, on a regular basis, the Code of Business Conduct applicable to CN’s directors, its President and CEO, senior financial officers, other executives and employees, monitoring compliance with such code, approving any waiver from compliance with the code for directors and executive officers and ensuring appropriate disclosure of any such waiver;

•	ensuring the regular performance assessment of the Board, Board committees, Board and committee chairs and individual directors and determining their remuneration;
•	approving the list of Board nominees for election by shareholders and filling Board vacancies;
•	adopting and reviewing orientation and continuing education programs for directors;
•	overseeing the disclosure of a method for interested parties to communicate directly with the Board Chair or with the non-management directors as a group.

D.	Monitoring financial matters and internal controls
•
monitoring the quality and integrity of CN’s accounting and financial reporting systems, disclosure controls and procedures, internal controls and management information systems, including by overseeing:

(i)	the integrity and quality of CN’s financial statements and other financial information and the appropriateness of their disclosure;
(ii)	the review of the Audit Committee on external auditors’ independence and qualifications;
(iii)	the performance of CN’s internal audit function and of CN’s external auditors; and
(iv)	CN’s compliance with applicable legal and regulatory requirements (including those related to environment, safety and security);
•	ensuring that an appropriate risk assessment process is in place to identify, assess and manage the principal risks of CN’s business;
•	adopting communications and disclosure policies and monitoring CN’s investor relations programs.

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E.	Monitoring Pension Fund matters
•
monitoring and reviewing, as appropriate, CN’s pension fund policies and practices, including the investment policies of the Canadian National Railway Pension Trust Funds or any other pension trust fund established in connection with a new pension plan or any other pension plan offered or administered by CN (the “CN’s Pension Trust Funds”);

•	approving the annual budget of the Investment Division of CN’s Pension Trust Funds.

F.	Monitoring environmental, safety and security matters
•	monitoring and reviewing, as appropriate, CN’s environmental, safety and security policies and practices.

The non-executive Board members meet before or after every Board meeting without the presence of management and under the chairmanship of the Board Chair. If such group includes directors who are not Independent, an executive session including only Independent directors is held regularly.

Board members are expected to demonstrate a high level of professionalism in discharging their responsibilities. They are expected to attend the meetings of the Board and of the Board committees on which they sit and to rigorously prepare for and actively participate in such meetings. They should review all meeting materials in advance. They are also expected to be available to provide advice and counsel to the President and CEO or other corporate officers of CN upon request.

The Board annually reviews the adequacy of its mandate.

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SCHEDULE “B” – REPORTS OF THE COMMITTEES

The following are reports of each Board committee as of December 31, 2011. These reports provide details on the activities of each committee but are not meant to be exhaustive.

Report of the Audit Committee
Members: D. Losier (Chair), H.J. Bolton, D.J. Carty, V.M. Kempston Darkes, J.E. O’Connor, R. Pace
2011 HIGHLIGHTS

In 2011, the Audit
Committee, in accordance with its mandate:

Financial Information
•  reviewed and approved the 2010 annual and 2011 quarterly results, management’s discussion and analysis and the earnings press releases of the Company;
•  reviewed the independent auditors’ reports of the external auditors on the consolidated financial statements of the Company, as well as the internal controls over financial reporting;
•  benchmarked quarterly results to those of other major railroads;
•  reviewed financial information contained in the 2010 Annual Information Form and other reports requiring Board approval;
•  reviewed and approved Audit Committee Report and other information appearing in the 2011 Management Information Circular;
•  reviewed analysis and communications materials prepared by management, the internal auditors or external auditors setting forth any significant financial reporting issues;
•  reviewed the compliance of management’s certification of financial reports with applicable legislation;
•  reviewed, with the external auditors and management, the quality, appropriateness and disclosure of the Company’s critical accounting principles and policies, underlying assumptions and reporting practices, and any proposed changes thereto, including the potential convergence to IFRS for U.S. issuers and foreign issuers;
•  reviewed judgments made in connection with the preparation of the financial statements, if any, including analyses of the effect of alternative generally accepted accounting principles methods;
•  reviewed Capital Expenditure Progress reports;
•  reviewed financial statements for CN’s pension plans with the independent auditors and responsible officers; and
•  reviewed with external auditors and management, changes in Accounting for CN’s pension plans and other post employment benefits.

Internal Auditors
•  reviewed and approved the internal audit plan;
•  monitored the internal audit function’s performance, its responsibilities, staffing, budget and the compensation of its members; and
•  held in-camera meetings with the Chief, Internal Audit.

External Auditors
•  reviewed and approved the results of the external audit;
•  recommended to the Board the appointment and terms of engagement of the Company’s external auditors;
•  evaluated, remunerated and monitored the qualifications, performance and independence of the external auditors;
•  discussed, approved and oversaw the disclosure of all audit, review and attest services provided by the external auditors;
•  determined which non-audit services the external auditors are prohibited from providing, and pre-approved and oversaw the disclosure of permitted non- audit services by the external auditors to the Company, in accordance with applicable laws and regulations;
•  reviewed the formal statement from the external auditors confirming their independence and reviewed hiring policies for employees or former employees of the Company’s external auditors; and
•  held in-camera meetings with external auditors.

Risk Management
•  reviewed the Company’s risk assessment and risk management policies, including the Company’s insurance coverage, delegation of financial authority, and information technology risk management; and
•  assisted the Board with the oversight of the Company’s compliance with applicable legal and regulatory requirements.

Internal Control
•  received management’s report assessing the adequacy and effectiveness of the Company’s disclosure controls and procedures and systems of internal control;
•  reviewed procedures established for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters; and
•  reviewed minutes of the Corporate Disclosure Committee.

Committee Performance
•  reviewed the processes in place to evaluate the performance of the Audit Committee; and
•  reviewed and approved a forward-looking agenda for the committee for 2012.

Other
•  made recommendations to the Board with respect to the declaration of dividends, the implementation of share repurchase programs, revenue management and asset depreciation.

Submitted by the members of the Audit Committee.

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Report of the Finance Committee
Members: A.C. Baillie (Chair), M.R. Armellino, D.J. Carty, G.D. Giffin, E.E. Holiday, E.C. Lumley, D.G.A. McLean, J.E. O’Connor
2011 HIGHLIGHTS

In 2011, the Finance Committee, in accordance with its mandate:

Financial Policies
•  made recommendations to the Board with respect to the Company’s financial policies and financial matters affecting the Company;
•  reviewed policies with respect to distributions to shareholders, including policies on dividends, and policies regarding financial hedging, investment and credit; and
•  reviewed the Company’s credit ratings and monitored the Company’s activities with respect to credit rating agencies.

Financing
•  reviewed the Company’s liquidity position, including the Company’s capital expenditures, capital structure, short-term investments and credit facilities;
•  reviewed Treasury activities;
•  reviewed prospectuses, offering memoranda and other documents, as well as approved a shelf prospectus for the issuance of an aggregate principal amount of C$2.5 billion of debt securities and approved a public two-tranche debt offering of US$700 million, comprised of US$300 million 1.45% Notes due 2016, and US$400 million 2.85% Notes due 2021; and
•  reviewed and recommended a debt tender offer and renewal of CN’s Revolving Credit facility and Letter of Credit facilities.

Financial Activities
•  recommended decisions related to indebtedness of the Company, as well as loans, guarantees or extension of credit;
•  reviewed significant capital and other expenditures, such as the Calgary Logistics Park, purchases and leases of assets, share repurchase programs, as well as projected and actual returns from investments;
•  oversaw post-completion audits of significant capital projects approved by the Board and post-completion audits carried out by the internal auditors or the external auditors, and reviewed their reports;
•  reviewed and recommended to the Board the sale of a portion of the Kingston Subdivision to Metrolink; and
•  reviewed and recommended to the Board an additional voluntary contribution to the CN Pension Plan.

Committee Performance
•  reviewed the processes in place to evaluate the performance of the Finance Committee;
•  assessed committee performance and the adequacy of the committee charter; and
•  reviewed and approved a forward-looking agenda for the committee for 2012.

Other
•  benchmarked quarterly results to those of other major railways.

Submitted by the members of the Finance Committee.

Report of the Corporate Governance and Nominating Committee
Members: D.G.A. McLean (Chair), A.C. Baillie, D.J. Carty, E.E. Holiday, E.C. Lumley, R. Pace
2011 HIGHLIGHTS

In 2011, the Corporate Governance and Nominating Committee, in accordance with its mandate:

Composition of the Board and its Committees
•  reviewed the size and composition of the Board, including recommending an increase in its size and assisted the Board in determining Board Committee size, composition and mandate;
•  reviewed directors’ independence, financial literacy and areas of expertise;
•  reviewed criteria for selecting directors and assessed the competencies and skills of the Board members in relation to the Company’s circumstances and needs; and
•  reviewed director succession and board renewal in light of upcoming director retirements and updated evergreen list.

Performance of the Board and its Committees
•  reviewed the performance of the Board, Board Committees, Board and Committee Chairs and Board members, including reviewing the Board, Committee, peer and Chair evaluation process and the development of Management Information Circular questionnaires.

Director Compensation
•  recommended to the Board remuneration of the Board Chair, the Committee chairs and non-executive directors.

Continuing Education for Directors
•  monitored and reviewed the Company’s orientation and continuing education programs for directors.

Corporate Governance Initiatives
•  reviewed and recommended changes to the Company’s corporate governance guidelines and monitored disclosure of corporate governance guidelines in accordance with applicable rules and regulations;
•  led the annual review of the Company’s Corporate Governance Manual, including recommending to the Board an update to include recent best practices;
•  reviewed adherence to the Company’s Aircraft Utilization Policy;
•  monitored developments, proposed changes and changes to securities laws, disclosure and other regulatory requirements;
•  reviewed 2010 Annual Report;
•  reviewed 2011 Management Information Circular;
•  reviewed Annual Report of CN’s Ombudsman;
•  recommended to the Board a date and location for the Annual Meeting;
•  monitored the Company’s Corporate Disclosure and Communications Policy and the Investor Relations and Public Affairs Program, including recommending to the Board an update to the Communications Policy and the Code of Business Conduct; and
•  assisted the Board with the oversight of the Company’s corporate governance and monitored legal & regulatory requirements, as well as best practices.

Committee Performance
•  reviewed the processes in place to evaluate the performance of the Corporate Governance and Nominating Committee; and
•  reviewed and approved a forward-looking agenda for the committee for 2012.

Submitted by the members of the Corporate Governance and Nominating Committee.

CN MANAGEMENT INFORMATION CIRCULAR	73

Report of the Human Resources and Compensation Committee
Members: R. Pace (Chair), M.R. Armellino, A.C. Baillie, H.J. Bolton, E.E. Holiday, V.M. Kempston Darkes, D. Losier, E.C. Lumley, D.G.A. McLean
2011 HIGHLIGHTS

In 2011, the Human Resources and Compensation Committee, in accordance with its mandate:

Succession Planning
•  reviewed the mechanisms in place regarding succession planning for executive management positions, including that of President and CEO;
•  reviewed leadership team assessment; and
•  reviewed the succession plan for management put into place by the President and CEO, including processes to identify, develop and retain the talent of outstanding officers.

President and Chief Executive
Officer Compensation
•  reviewed corporate goals and objectives relevant to the President and CEO, evaluated his mid-year and annual performance based on those goals and objectives and recommended compensation based on this evaluation, for approval by Independent Board members; and
•  developed 2012 performance objectives in conjunction with the President and CEO.

Appointment of Executive
Management
•  recommended appointment of executive management and approved the terms and conditions of their appointment and termination or retirement.

Executive Compensation
•  reviewed the evaluation of executive management’s performance and recommended to the Board executive management’s compensation;

•  examined and reviewed each element of executive compensation and reported on compensation practices;
•  reviewed performance of Named Executive Officers and the Company’s annual performance as measured under the Annual Incentive Bonus Plan;
•  closely monitored bonus outlook, as well as RSU vesting outlook; and
•  reviewed and recommended proposed 2012 bonus targets and performance targets related to RSUs

Executive Compensation
Disclosure
•  produced for review and approval by the Board a report on executive compensation for inclusion in the 2011 Management Information Circular.

Compensation Philosophy
•  monitored the compensation philosophy and policy that rewards the creation of shareholder value and reflects the appropriate balance between the short-and longer-term performance of the Company; and
•  monitored the revised Company policy relating to the positioning of total direct compensation of executives.

Pension Plans
•  reviewed and monitored the financial position of CN’s pension plans;

•  reviewed and recommended amendments to the CN Pension Plans, amongst others with regard to regulatory changes; and
•  reviewed and recommended ad hoc improvements for members of the CN 1935 Pension Plan.

Human Resources Initiatives
•  closely monitored labour negotiation process;
•  monitored pension and strategic labour and social issues;
•  reviewed and discussed strategies for engaging and developing talent; and
•  reviewed and discussed strategies for workforce planning.

Committee Performance
•  reviewed the processes in place to evaluate the performance of the Human Resources and Compensation Committee;
•  reviewed and approved a forward-looking agenda for the committee for 2012; and
•  retained the service of independent compensation advisors to help it carry its responsibilities and approved appropriate fees for such services.

Submitted by the members of the Human Resources and Compensation Committee.

CN MANAGEMENT INFORMATION CIRCULAR	74

Report of the Environment, Safety and Security Committee
Members: V.M. Kempston Darkes (Chair), M.R. Armellino, H.J. Bolton, G.D. Giffin, D. Losier, J.E. O’Connor
2011 HIGHLIGHTS

In 2011, the Environment, Safety and Security Committee, in accordance with its mandate:

Environmental, Health and Safety Audits
•  oversaw the development and implementation of environmental, safety and security policies, procedures and guidelines;
•  reviewed environmental, health and safety audits and assessments of compliance, taking all reasonable steps to ensure that the Company is exercising due diligence;
•  reviewed progress of Sustainability Action Plan;
•  reviewed the Company’s business plan to ascertain that environmental, safety and security issues are taken into consideration; and
•  reviewed all significant safety and security matters.

Accounting Accrual
•  monitored accounting accrual for environmental costs in conjunction with the Audit Committee.

Environmental Investigations and Judgments
•  obtained reports on a timely basis in respect of all notices, complaints, investigations and proceedings by governmental authorities, and all judgments and orders in respect of environmental, safety and security matters.

Other
•  reviewed Canadian and U.S. environmental and safety regulatory developments of importance to the Company; and
•  monitored results from various security initiatives.

Committee Performance
•  reviewed the processes in place to evaluate the performance of the Environment, Safety and Security Committee; and
•  reviewed and approved a forward-looking agenda for the committee for 2012.

Submitted by the members of the Environment, Safety and Security Committee.

Report of the Strategic Planning Committee
Members: M.R. Armellino (Chair), A.C. Baillie,
H.J. Bolton, D.J. Carty, G.D. Giffin, E.E. Holiday,
V.M. Kempston Darkes, D. Losier, E.C. Lumley,
D.G.A. McLean, C. Mongeau, J.E. O’Connor, R. PaceHLIGHTS
2011 HIGHLIGHTS

In 2011, the Strategic Planning Committee, in accordance with its mandate:

Strategic Direction
•  obtained regular briefings and presentations on strategic and financial issues; and
•  reviewed and approved the Company’s strategic direction, including its 2012-2014 business plan and 2012 operating and capital budgets.

Committee Performance
•  reviewed the processes in place to evaluate the performance of the Strategic Planning Committee.

Submitted by the members of the Strategic Planning Committee.

CN MANAGEMENT INFORMATION CIRCULAR	75

Report of the Investment Committee of CN’s Pension Trust Funds
Members: E.C. Lumley (Chair), M.R. Armellino, A.C. Baillie, H.J. Bolton, G.D. Giffin, E.E. Holiday, V.M. Kempston Darkes, D.G.A. McLean, R. Pace
2011 HIGHLIGHTS

In 2011, the Investment Committee of CN’s Pension Trust Funds, in accordance with its mandate:

Investment Division
•  reviewed the activities of the CN Investment Division and advised the Investment Division on investment of assets of CN’s Pension Trust Funds in accordance with applicable policies and procedures;
•  reviewed and approved the Statement of Investment Policies and Procedures for CN’s pension plans;
•  reviewed and approved the Investment Strategy of the CN Investment Division; and
•  reviewed and approved the annual budget of the CN Investment Division and the CN Investment Incentive Plan.

Committee Performance
•  reviewed the processes in place to evaluate the performance of the Investment Committee of CN’s Pension Trust Funds.

Submitted by the members of the Investment Committee of CN’s Pension Trust Funds.

Report of the Donations and Sponsorships Committee
Members: C. Mongeau (Chair), G.D. Giffin, D. Losier, D.G.A. McLean
2011 HIGHLIGHTS

In 2011, the Donations and Sponsorships Committee, in accordance with its mandate:

Developed a donation and sponsorship strategy
•  reviewed and approved the general donations and sponsorships strategy and goals of the Company;
•  reviewed and approved the 2011 and 2012 budget for donations and sponsorships; and
•  reviewed the CN Stronger Communities Fund Guidelines.

Approved donation and sponsorship requests
•  reviewed donation requests and pre-approved selected donations by the Company having a total cost of more than $100,000;
•  recommended to the Board for approval sponsorships by the Company having a total cost of more than $500,000;

•  reviewed reports from the Vice-President, Public and Government Affairs concerning sponsorship having a total cost of more than $50,000 and donations of more than $100,000; and
•  reviewed proposal to expand CN Railroaders in the Community employee volunteer program.

Committee Performance
•  reviewed committee mandate and processes in place to evaluate the performance of the Donations and Sponsorships Committee.

Submitted by the members of the Donations and Sponsorships Committee.

CN MANAGEMENT INFORMATION CIRCULAR	76

The Forest Stewardship Council® (FSC) is an international certification and labeling system for products that come from responsibly managed forests, and verified recycled sources. Under
FSC certification, forests are certified against a set of strict environmental and social standards, and fibre from certified forests is tracked all the way to the consumer through the chain of custody-certification system.

CN shows its concern for protecting the environment through
the use of FSC-certified paper.

Printed in Canada

Item 3

9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

- - -
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Form of Proxy - Annual Meeting to be held on Tuesday, April 24, 2012

Notes to Proxy

1.
Every shareholder has the right to appoint some other person of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This form of proxy should be signed in the exact manner as the name appears on the proxy.

4.	This form of proxy should be read in conjunction with the accompanying Notice of Annual Meeting of Shareholders and Management Information Circular.

5.	If this form of proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

6.
The shares represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted "FOR" items 1, 2 and 3 and in favour of Management’s proposals generally.

- - -
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Proxies submitted must be received by 5:00 p.m. (Atlantic Daylight Time), on April 23, 2012.

VOTE USING THE INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Go to the following web site: www.investorvote.com	• You can enroll to receive future securityholder communications electronically by visiting www.computershare.com/eDelivery and clicking on "eDelivery Signup".

If you vote by the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose to vote using the Internet.

To vote by the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

00VKXA

+	+

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder I/We being holder(s) of Common Shares of Canadian National Railway Company hereby appoint: David G.A. McLean, or failing him, Claude Mongeau	OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Board or the President and Chief Executive Officer of the Company.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or, in the case of amendments and new points brought before the Meeting, as the proxyholder sees fit) at the Annual Meeting of Shareholders of Canadian National Railway Company to be held at the World Trade and Convention Centre, Grand Ballroom (Room 200c), 1800 Argyle Street, Halifax, Nova Scotia (Canada), on Tuesday, April 24, 2012, at 10:00 a.m. (Atlantic Daylight Time), and at any adjournment thereof.

The Board of Directors and Management recommend that shareholders VOTE FOR items 1, 2 and 3 below:

1. Election of Directors

For	Withhold		For	Withhold		For	Withhold
- - -
01. Michael R. Armellino		06. Edith E. Holiday			10. David G.A. McLean			Fold

02. A. Charles Baillie		07. V. Maureen Kempston Darkes			11. Claude Mongeau

03. Hugh J. Bolton		08. The Hon. Denis Losier			12. James E. O'Connor

04. Donald J. Carty		09. The Hon. Edward C. Lumley			13. Robert Pace

05. Ambassador Gordon D. Giffin
							For	Withhold

2. Appointment of Auditors
Appointment of KPMG LLP as Auditors

							For	Against
3. Non-binding Advisory Vote on Executive Compensation
Non-binding advisory resolution to accept the approach to executive compensation disclosed in the accompanying Management Information
Circular, the full text of which resolution is set out on p. 6 of the accompanying Management Information Circular.

- - -
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Signature(s)	Date
Authorized Signature(s) - This section must be completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by the Board of Directors and Management.

Quarterly reports
To reduce costs and help protect the environment, we will not send CN's quarterly financial reports and related management’s discussion and analysis (MD&A), unless you tell us that you want to receive them by checking the box below. You will be required to complete this request on an annual basis.
Annual report
By law, we must send you our annual financial statements and related management's discussion and analysis (MD&A), unless you tell us that you do not want to receive them by checking the box below.

Please send me CN's quarterly financial reports If you do not check the box or do not return this form, we will assume that you do not want to receive CN's quarterly financial reports and MD&A.
Please do not send me CN's annual financial statements and MD&A
If you do not check the box or do not return this form, we will assume that you want to receive CN's annual financial statements and MD&A.

You can also receive these documents electronically - see reverse for instructions to enrol for electronic delivery.

0 4 1 9 3 1	A R 2	C N R Q	+

00VKYB

Item 4

OPERATIONAL AND SERVICE
EXCELLENCE

2011 ANNUAL REPORT

CN

Contents

1	A message from the Chairman	Except where otherwise indicated,
all financial information reflected
in this document is expressed in
Canadian dollars and determined
on the basis of United States generally
accepted accounting principles (U.S. GAAP).

2	A message from Claude Mongeau
4	Operational and Service Excellence
6	Board of Directors
7	Financial Section (U.S. GAAP)
87	Corporate Governance - Delivering Responsibly
88	Shareholder and Investor Information

Certain information included in this annual report constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, these forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty.

Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions, industry competition, infl ation, currency and interest rate fl uctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with environmental laws and regulations, actions by regulators, various events which could disrupt operations, including natural events such as severe weather, droughts, fl oods and earthquakes, labor negotiations and disruptions, environmental claims, uncertainties of investigations, proceedings or other types of claims and litigation, risks and liabilities arising from derailments, and other risks detailed from time to time in reports fi led by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website (www.cn.ca), for a summary of major risks.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

As used herein, the word “Company” or “CN” means, as the context requires, Canadian National Railway Company and/ or its subsidiaries.

A message from the Chairman

Dear fellow shareholders 2011 was a year full of excellent progress on CN’s corporate agenda to deliver solid shareholder value through operational and service excellence.

The Board was very pleased with the performance of the Leadership Team led by our CEO, Claude Mongeau. They have worked diligently to improve the relationship with stakeholders and customers.

We are proud of the progress CN had made on many fronts. Our employees are motivated to ensure the railroad continues to run efficiently and safely.

The CN Leadership Team has a clear vision of what it takes to create value for customers and shareholders, and it’s equally clear that the team of CN’s 23,000 railroaders buy into it. CN’s role as a transportation backbone of the economy makes it indispensible to many of the most important industries in North America, transporting goods throughout the continent in the most environmentally responsible manner. CN’s sustainability practices have earned it a place on the Dow Jones Sustainability Index (DJSI) North America for a third straight year, the only railroad to have achieved this distinction.

“CN’s role as a transportation backbone of the economy makes it indispensible to many of the most important industries in North America...”

A critical factor for maintaining CN’s leadership position in the marketplace is the renewal of its workforce; the Company hired nearly 3,000 new employees in 2011 to address the combination of attrition and our growing business.

The Board also understands the need to renew its own membership, and we were delighted to add two highly skilled and experienced leaders to our ranks in 2011 – Donald J. Carty, former Chairman and CEO of American Airlines and former Vice-Chairman and Chief Financial Officer of Dell, Inc., as well as James E. O’Connor, former Chairman and CEO of Republic Services, Inc.

The foundation for our success is a talented management team and a well-motivated workforce.

We are confident that CN is well positioned to continue the spirit of excellence we have developed and to deliver increasing customer satisfaction and shareholder value well into the future.

Sincerely,

“DAVID McCLEAN” [signed]
David McLean, O.B.C., LL.D. Chairman of the Board

Canadian National Railway Company	2011 Annual Report 1

A message from Claude Mongeau

OPERATIONAL AND SERVICE EXCELLENCE
Dear fellow shareholders CN’s exceptional financial results for 2011 demonstrate our ability to consistently deliver value to customers and shareholders. Our broadbased service innovation benefited our customers and allowed us to grow the business faster than the overall economy, which translated into record annual carloadings, revenues and earnings. Our focus on Operational and Service Excellence is unwavering and is at the root of our success in 2011 and our plans for the future.

For many years, CN’s relentless pursuit of efficiency has been the Company’s hallmark. Our Precision Railroading model, which focuses on improving every process that affects delivery of the customers’ goods, continues to guide the Company’s performance. In 2011, we strengthened our commitment to Operational and Service Excellence through a wide range of innovations anchored on our continuous improvement philosophy.

Greater value for the customers
Ultimately, we are in business to help customers win in their own markets. While CN is a leader in fast and reliable service hub to hub, we are truly distinguishing ourselves by bringing greater value to the entire range of customer touch points. Our first mile/ last mile efforts are all about quality interaction with our customers, from developing a sharper outsidein perspective to better monitoring of traffic forecasts; from moving our car management distribution activities forward to higher and more responsive car order fulfillment. Our successful Scheduled Grain Service is reflected in much improved car spotting reliability and is a good example of the way CN is driving fundamental innovation in the industry.

“...CN’s relentless pursuit of efficiency has been the Company’s hallmark.”	Our relentless focus on execution supports all of our activities. Our investments in capacity contribute to enhancing the fluidity of our network. We work hard to run more efficient trains, reduce dwell time at our terminals, and improve overall network velocity. The reconfiguration of our yards and terminals, including the significant expansion of Kirk Yard in Gary, Indiana, which is currently underway, is another key example of such focus. Our Fuel Management Excellence program – which deploys stateoftheart technology and better trainhandling – results in significant

2 2011 Annual Report	Canadian National Railway Company

productivity gains and helps reduce greenhouse gas emissions. And because safety enables performance, embedding a safety culture in all aspects of our operations remains a top priority.	“We set our sights on becoming a true supply chain enabler...”

Improving the efficiency of the entire supply chain
The greatest opportunity to take railroading to the next level is to improve the efficiency of the entire supply chain. We set our sights on becoming a true supply chain enabler, a player that can be a key part of the solution, a railroad that can help elevate logistics performance end to end. We have an ability – and are well positioned – to use collaboration as a driver of accountability.

We are at the forefront of groundbreaking supply chain and service level agreements throughout our North American network. Such agreements are not based on templates or a onesizefitsall approach. Each is unique and custommade to reflect mutually agreed upon goals in a complex network business, including, for example, car supply, dwell time, loading requirements, and more. Customers are starting to see significant value in this collaborative framework and the positive results will continue to gain momentum.
We are driving supply chain improvements across all segments of the business. In Bulk, be it in grain, potash or coal, we are pursuing greater operating efficiencies and helping our customers find their place in global markets. In Manufacturing, be it in forest products, metals or petroleum and chemicals, we are focused on better car order fulfillment to gain market share one carload at a time. In Intermodal, we are taking advantage of supply chain agreements with every major port and terminal operator in Canada to open up new gateway markets.

Of course, all the agreements, strategies and commitments in the world are worth very little if you don’t have the team that can pull it off. Fortunately, CN has what I consider to be the finest team of railroaders in the business. Our employees bring the plan to life and make it all happen through our shared passion, pride and teamwork. At the end of the day, this is what gives me the confidence that CN will continue to bring solid value to shareholders and customers in 2012 and beyond.

“Claude Mongeau” [signed] Claude Mongeau President and CEO

Canadian National Railway Company	2011 Annual Report 3

OPERATIONAL AND SERVICE EXCELLENCE:
HELPING OUR CUSTOMERS GROW

Helping coal customers serve global markets
In 2011, CN moved more than 20 million tons of coal and petroleum coke destined for offshore markets. As capacity limits in West Coast coal export terminals were constraining coal producers, we at CN took action rather than just waiting for capacity to expand. Building on our innovative endto end supply chain agreements, we developed an exclusive information system to better manage the flow of coal “from the mine to the ship.” The system is shared by CN and each customer individually, so that we’re working from the same tool, which is unique in the rail industry. Working with the customers and the coal terminal operators, we made the most of the supply chain by modifying scheduling for ships and trains, and making other changes to improve productivity and fluidity. As a result, CN moved more than a million tons of additional coal in 2011 that may never have made it to market, a substantial contribution to help our customers grow their business.

Innovating for Intermodal
CN’s domestic, crossborder and overseas Intermodal clients are benefiting from an overall improved customer experience in the movement of their goods and interaction with the company. Thanks to supply chain collaboration, service level agreements and tailored scorecards, Fairview Container Terminal at the CNserved Port of Prince Rupert is on a solid growth path. Operational and Service Excellence results in faster transit times to key markets and distribution hubs, such as Memphis and Chicago, as well as more efficient terminals and handling of containers. Examples of customerfocused improvements in 2011 include CN’s busiest Intermodal Terminal in Brampton, Ontario, where new track increased rail capacity by close to 15 per cent. Other Brampton initiatives include 25 per cent more ground space for international containers, new cranes, and new entry and exit lanes for truckers that improved gate throughput by 33 per cent. Adding to CN’s environmental advantage of being the most fuel efficient railroad was the addition of EcoTherm Intermodal containers that retain the proper temperature for sensitive goods without using fuel while

4 2011 Annual Report	Canadian National Railway Company

on rail and EcoRide chassis, which consume up to 11 per cent less fuel than containers delivered on traditional chassis.

Gains for Grain
CN’s Scheduled Grain Service, introduced in 2010, contributed to the Company’s success in moving more than 125,000 grain cars to export terminals in Vancouver and Prince Rupert during the 2010 2011 crop year ended on July 31 – the most in 20 years. During the fall of 2011, when the crop was really starting to move, CN handled record weekly volumes of grain and achieved high levels of car spotting reliability. Under what is a much more disciplined approach to grain service, fully 95 per cent of grain traffic is now scheduled. Having a preestablished day of the week for service allows customers to plan more accurately for their own business activities. It facilitates communications. Transit times, cycles and reliability have improved as well, increasing emptycar flow and fleet capacity for grain customers. The plan allows CN to smooth the network traffic over seven days instead of the five-day period used in the past. CN’s new grain plan is intended to help improve the supply chain for exporting grain to world markets while tightly managing costs and network balance.

Measuring up for Manufacturing
CN believes that if something must be managed, it must be measured. Improvements in car order fulfilment in 2011 represent an eloquent example of Service Excellence, but that only tells part of the story. The range of reports to track car ordering performance was expanded and refined, and the bar was raised in what is being measured. Our targets are now more closely aligned with an outsidein perspective, so that shared metrics give all the players a more accurate view of performance on a daytoday basis. CN is also extending its car management expertise to private cars in order to reduce dwell and improve car cycles for customers owning their fleet. This includes shared accountability on fleet optimization, with the customer sharing loading plans with CN. A pipeline model drives the configuration of empty movements, with CN facilitating surplus fleet decisions and contributing to the creation of value for the customers.

Canadian National Railway Company	2011 Annual Report 5

Board of Directors As at February 15, 2012

David G.A. McLean, O.B.C., LL.D.	Donald J. Carty, O.C., LL.D.	The Honourable	Directors Emeritus
Chairman of the Board	Retired Chairman and CEO	Denis Losier, C.M., P.C., LL.D.	Purdy Crawford
Canadian National Railway Company	American Airlines and	President and	J.V. Raymond Cyr
Chairman of the Board	Retired Vice-Chairman	Chief Executive Officer	James K. Gray
The McLean Group	Dell, Inc.	Assumption Life	Cedric Ritchie
Committees: 2, 3*, 4, 6, 7, 8	Committees: 1, 2, 3, 7	Committees: 1*, 4, 5, 6, 7

Claude Mongeau	Ambassador Gordon D. Giffin	The Honourable	Committees:
President and	Senior Partner	Edward C. Lumley, P.C., LL.D.	1 Audit
Chief Executive Officer	McKenna Long & Aldridge	ViceChairman	2 Finance
Canadian National Railway Company	Committees: 2, 4, 5, 7, 8	BMO Capital Markets	3 Corporate governance
Committees: 4*, 7		Committees: 2, 3, 6, 7, 8*	and nominating
	Edith E. Holiday		4 Donations and
Michael R. Armellino, CFA	Corporate Director and Trustee	James E. O’Connor	sponsorships
Retired Partner	Former General Counsel	Former Chairman and	5 Environment, safety
The Goldman Sachs Group, LP	United States Treasury	Chief Executive Officer	and security
Committees: 2, 5, 6, 7*, 8	Department	Republic Services Inc.	6 Human resources and
	Secretary of the Cabinet	Committees: 1, 2, 5, 7	compensation
A. Charles Baillie, O.C., LL.D.	The White House		7 Strategic planning
Former Chairman and	Committees: 2, 3, 6, 7, 8	Robert Pace	8 Investment
Chief Executive Officer		President and	* denotes chairman of
The Toronto-Dominion Bank	V. Maureen Kempston Darkes,	Chief Executive Officer
the committee
Committees: 2*, 3, 6, 7, 8	O.C., D.Comm., LL.D.	The Pace Group
	Retired Group Vice-President	Committees: 1, 3, 6*, 7, 8
Hugh J. Bolton, FCA	General Motors Corporation
Chairman of the Board	and President
EPCOR Utilities Inc.	GM Latin America, Africa
Committees: 1, 5, 6, 7, 8	and Middle East Committees: 1, 5*, 6, 7, 8

Chairman of the Board and Select Senior Officers of the Company As at February 15, 2012

David G.A. McLean	Keith Creel	Mike Cory	Kimberly A. Madigan
Chairman of the Board	Executive Vice-President and	Senior Vice-President	Vice-President
	Chief Operating Officer	Western Region	Human Resources
Claude Mongeau
President and	Sean Finn	Sameh Fahmy	Robert E. Noorigian
Chief Executive Officer	Executive Vice-President	Senior Vice-President	Vice-President
	Corporate Services and	Engineering, Mechanical and	Investor Relations
	Chief Legal Officer	Supply Management
Russell Hiscock
	Luc Jobin	Jeff Liepelt	President and
	Executive Vice-President and	Senior Vice-President	Chief Executive Officer
	Chief Financial Officer	Eastern Region	CN Investment Division

	Jean-Jacques Ruest	Jim Vena
	Executive Vice-President and	Senior Vice-President
	Chief Marketing Officer	Southern Region

6 2011 Annual Report	Canadian National Railway Company

Financial Section (U.S. GAAP)

Notes to Consolidated Financial Statements
Contents
8	Selected Railroad Statistics
9	Management’s Discussion and Analysis
49	Management’s Report on Internal Control over Financial Reporting
49	Report of Independent Registered Public Accounting Firm
50	Report of Independent Registered Public Accounting Firm
51	Consolidated Statement of Income
52	Consolidated Statement of Comprehensive Income
53	Consolidated Balance Sheet
54	Consolidated Statement of Changes in Shareholders’ Equity
55	Consolidated Statement of Cash Flows

Notes to Consolidated Financial Statements

56	1	Summary of significant accounting policies
58	2	Accounting changes
59	3	Acquisition
59	4	Accounts receivable
60	5	Properties
62	6	Intangible and other assets
62	7	Accounts payable and other
62	8	Other liabilities and deferred credits
63	9	Long-term debt
65	10	Capital stock
65	11	Stock plans
70	12	Pensions and other postretirement benefits
76	13	Other income
77	14	Income taxes
78	15	Segmented information
79	16	Earnings per share
80	17	Major commitments and contingencies
84	18	Financial instruments
86	19	Accumulated other comprehensive loss
86	20	Comparative figures

Canadian National Railway Company	2011 Annual Report 7

Selected Railroad Statistics (1)

Year ended December 31,	2011	2010	2009

Statistical operating data

Rail freight revenues ($ millions)	8,111	7,417	6,632
Gross ton miles (GTM) (millions)	357,927	341,219	304,690
Revenue ton miles (RTM) (millions)	187,753	179,232	159,862
Carloads (thousands)	4,873	4,696	3,991
Route miles (includes Canada and the U.S.) (2)	20,000	20,600	21,100
Employees (end of year)	23,230	22,279	21,501
Employees (average for the year)	22,985	21,967	21,793

Productivity
Operating ratio (%)	63.5	63.6	67.3
Rail freight revenue per RTM (cents)	4.32	4.14	4.15
Rail freight revenue per carload ($)	1,664	1,579	1,662
Operating expenses per GTM (cents)	1.60	1.55	1.63
Labor and fringe benefits expense per GTM (cents)	0.51	0.51	0.56
GTMs per average number of employees (thousands)	15,572	15,533	13,981
Diesel fuel consumed (US gallons in millions)	367.7	355.7	327.3
Average fuel price ($/US gallon)	3.39	2.64	2.28
GTMs per US gallon of fuel consumed	973	959	931

Safety indicators
Injury frequency rate per 200,000 person hours (3)	1.55	1.72	1.78
Accident rate per million train miles (3)	2.25	2.23	2.27

(1) Includes data relating to companies acquired as of the date of acquisition. (2) Rounded to the nearest hundred miles. (3) Based on Federal Railroad Administration (FRA) reporting criteria.

Certain of the 2010 and 2009 comparative figures have been restated to conform with the 2011 presentation. Such statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

8 2011 Annual Report	U.S. GAAP	Canadian National Railway Company

Management’s Discussion and Analysis

Management’s discussion and analysis (MD&A) relates to the financial position and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively “CN” or “the Company.” Canadian National Railway Company’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). The Company’s objective is to provide meaningful and relevant information reflecting the Company’s financial position and results of operations. In certain instances, the Company may make reference to certain non-GAAP measures that, from management’s perspective, are useful measures of performance. The reader is advised to read all information provided in the MD&A in conjunction with the Company’s 2011 Annual Consolidated Financial Statements and Notes thereto.

Business profile

CN is engaged in the ail and related transportation business. CN’s network of approximately 20,000 route miles of track spans Canada and mid-America, connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN’s extensive network, and its co-production arrangements, routing protocols, marketing alliances, and interline agreements, provide CN customers access to all three North American Free Trade Agreement (NAFTA) nations.

CN’s freight  revenues  are derived  from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better positions the Company to face economic fluctuations and enhances its potential for growth opportunities. In 2011, no individual commodity group accounted for more than 20% of revenues. From a geographic standpoint, 18% of revenues relate to United States (U.S.) domestic traffic, 28% transborder traffic, 22% Canadian domestic traffic and 32% overseas traffic. The Company is the originating carrier for approximately 85% of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

Corporate organization

The Company manages its rail operations in Canada and the United States as one business segment. Financial information reported at this level, such as revenues, operating income and cash flow from operations, is used by the Company’s corporate management in evaluating financial and operational performance and allocating resources across CN’s network. The Company’s strategic initiatives, which drive its operational direction, are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and Southern Region), whose role is to manage the day-to-day service requirements of their respective territories, control direct costs incurred locally, and execute the corporate strategy and operating plan established by corporate management.

See Note 15 - Segmented information, to the Company’s 2011 Annual Consolidated Financial Statements for additional information on the Company’s corporate organization, as well as selected financial information by geographic area.

Strategy overview

CN’s focus is on running a safe and efficient railroad. While remaining at the forefront of the rail industry, CN’s goal is to be internationally regarded as one of the best-performing transportation companies.

CN’s commitment is to create value for both its customers and shareholders. By staying engaged with customers and leveraging the strength of its franchise, the Company seeks to provide quality and cost-effective service that creates value for its customers.

CN’s corporate goals are generally based on five key financial performance targets: revenues, operating income, earnings per share, free cash flow and return on invested capital, as well as various key operating metrics, including safety metrics, that the Company focuses on to measure efficiency and quality of service. By striving for sustainable financial performance through profitable growth, adequate free cash flow and return on invested capital, CN seeks to deliver increased shareholder value. In 2011, the Company’s Board of Directors approved two share repurchase programs funded mainly from cash generated from operations. The first share repurchase program, which was approved in January 2011 was completed by September 30, 2011 and allowed for the repurchase of up to 16.5 million common shares to the end of December 2011. On October 25, 2011, the Board of Directors of the Company approved a second share repurchase program which allows for the repurchase of up to 17.0 million common shares between October 28, 2011 and October 27, 2012. Share repurchases are made pursuant to a normal course issuer bid at prevailing market prices, plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. In addition, the Company’s Board of Directors approved an increase of 15% to the quarterly dividend to common shareholders, from $0.325 in 2011 to $0.375 in 2012.

CN’s business model is anchored on five core principles: providing quality service, controlling costs, focusing on asset utilization, committing to safety, and developing people. Precision Railroading is at the core of CN’s business model. It is a highly disciplined process whereby CN handles individual rail shipments according to a specific trip plan and manages all aspects of railroad operations to meet customer commitments efficiently and profitably. Precision Railroading demands discipline to execute the trip plan, the relentless measurement of results, and the use of such results to generate further execution improvements in the service provided to customers. Precision Railroading aims to increase

Canadian National Railway Company	U.S. GAAP	2011 Annual Report 9

Management’s Discussion and Analysis

velocity, improve reliability, lower costs, enhance asset utilization and, ultimately, help the Company to grow the top line. It has been a key contributor to CN’s earnings growth and improved return on invested capital. The success of the business model is dependent on commercial principles and a supportive regulatory environment, both of which are key to an effective rail transportation marketplace throughout North America.

Providing quality service, controlling costs and focusing on asset utilization

The basic driver of the Company’s business is demand for reliable, efficient, and cost effective transportation. As such, the Company’s focus is the pursuit of its long-term business plan, providing a high level of service to customers, operating safely and efficiently, and meeting short- and long-term financial commitments.

In 2011, the Company benefited from a continued recovery in many markets reflecting a strengthening global economy, an increase in North American industrial production, a turnaround in automotive production and a modest improvement in housing and related segments, as well as from the Company’s performance above market conditions in a number of segments. In 2012, the Company expects growth in North American industrial production will slow to around three percent. The Company expects moderate growth in automotive production, in part as Japanese automakers rebound from the supply chain disruptions caused by the 2011 tsunami, and in U.S. housing starts. The 2012/2013 crops in both Canada and the U.S. are expected to be in-line with the 5-year average. With respect to the 2011/2012 crop, U.S. corn and soybean production is slightly below, while exports are projected to be significantly below, the prior year’s crop. Canadian 2011/2012 grain production and export forecasts are moderately above the prior year’s crop.

To meet its business plan objectives, the Company’s priority is to grow the business at low incremental cost. The Company’s strategy to pursue deeper customer engagement and service improvements is expected to continue to drive growth. Improvements are expected to come from several key thrusts including “first mile-last mile” initiatives that improve customer service at origin and destination, and a supply chain perspective that emphasizes collaboration and better end-to-end service. In 2012, the Company sees opportunities for growth in overseas container traffic, share gains against truck in domestic intermodal, growth in bulk commodities to export markets such as coal and potash and continued opportunities for growth in commodities related to oil and gas development.

To grow the business at low incremental cost and to operate efficiently and safely while maintaining a high level of customer service, the Company continues to invest in capital programs to maintain a safe and fluid railway and pursue strategic initiatives to improve its franchise, as well as undertake productivity initiatives to reduce costs and leverage its assets. Opportunities to improve productivity extend across all functions in the organization. Train productivity is being improved through the acquisition of locomotives that are more fuel-efficient than the ones they replace, which will also improve service reliability for customers and reduce greenhouse gas emissions. In addition, the Company’s locomotives are being equipped with distributed power capability, which allows the Company to run longer, more efficient trains, particularly in cold weather conditions, while improving train handling, reducing train separations and improving the overall safety of operations. These initiatives, combined with CN’s investments in longer sidings over the years, offer train-mile savings, allow for efficient long-train operations and reduce wear on rail and wheels. Yard throughput is being improved through SmartYard, an innovative use of real-time traffic information to sequence cars effectively and get them out on the line more quickly in the face of constantly changing conditions. In Engineering, the Company is continuously working to increase the productivity of its field forces, through better use of traffic information and the optimization of work scheduling, and as a result, better management of its engineering forces on the track. The Company also intends to continue focusing on the reduction of accidents and related costs, as well as costs for legal claims and health care.

CN’s capital expenditure programs support the Company’s commitment to its core principles and strategy and its ability to grow the business profitably. In 2012, CN plans to invest approximately $1.75 billion on capital programs, of which over $1 billion is targeted towards track infrastructure to continue operating a safe railway and improve the productivity and fluidity of the network; and includes the replacement of rail, ties, and other track materials, bridge improvements, as well as rail-line improvements for the Elgin, Joliet and Eastern Railway Company (EJ&E) property that was acquired in 2009. This amount also includes funds for strategic initiatives and additional enhancements to the track infrastructure in western and eastern Canada as well as in the U.S. CN’s equipment spending, targeted to reach approximately $150 million in 2012, is intended to improve the quality of the fleet to meet customer requirements. CN also expects to spend approximately $500 million on facilities to grow the business, including transloads, distribution centers and continued development of its Calgary logistics park started in 2011; on information technology to improve service and operating efficiency; and on other projects to increase productivity.

To meet short- and long-term financial commitments, the Company pursues a solid financial policy framework with the goal of maintaining a strong balance sheet by monitoring its credit ratios and preserving an investment-grade credit rating to be able to maintain access to public financing. The Company’s principal source of liquidity is cash generated from operations, which can be supplemented by its commercial paper program to meet short-term liquidity needs. The Company’s primary uses of funds are for working capital requirements, including income tax installments as they become due and pension contributions, contractual

10 2011 Annual Report	U.S. GAAP	Canadian National Railway Company

Management’s Discussion and Analysis

obligations, capital expenditures relating to track infrastructure and other, acquisitions, dividend payouts, and the repurchase of shares through share buyback programs, when applicable. The Company sets priorities on its uses of available funds based on short-term operational requirements, expenditures to continue to operate a safe railway and pursue strategic initiatives, while also considering its long-term contractual obligations and returning value to its shareholders.

Delivering responsibly

The Company’s commitment to safety is reflected in the wide range of initiatives that CN is pursuing and in the size of its capital programs. Comprehensive plans are in place to address safety, security, employee well-being and environmental management. CN’s Safety Management Plan is the framework for putting safety at the center of its day-to-day operations. This proactive plan is designed to minimize risk and drive continuous improvement in the reduction of injuries and accidents, and engages employees at all levels of the organization.

The Company has made sustainability an integral part of its business strategy by aligning its sustainability agenda with its business model. As part of the Company’s comprehensive sustainability action plan and to comply with the CN Environmental Policy, the Company engages in a number of initiatives, including the use of fuel-efficient locomotives that reduce greenhouse gas emissions; increasing operational and building efficiencies; investing  in virtualization  technologies,  energy-efficient  data centers and recycling programs for information technology systems; reducing, recycling and reusing waste at its facilities and on its network; engaging in modal shift agreements that favor low emission transport services; and participating in the Carbon Disclosure Project to gain a more comprehensive view of its carbon footprint.

The Company’s Environmental Policy aims to minimize the impact of the Company’s activities on the environment. The Company strives to contribute to the protection of the environment by integrating environmental priorities into the Company’s overall business plan and through the specific monitoring and measurement of such priorities against historical performance and in some cases, specific targets. All employees must demonstrate commitment to this Policy at all times and it is the Environment, Safety and Security Committee of the Board of Directors who has the responsibility of overseeing the Policy. The Committee is composed of CN Directors and its responsibilities, powers and operation are further described in the charter of such committee, which is included in the Company’s Corporate Governance Manual available on CN’s website. Certain risk mitigation strategies, such as periodic audits, employee training programs and emergency plans and procedures, are in place to minimize the environmental risks to the Company. The Company’s Environmental Policy, its Carbon Disclosure Project report, and its Corporate Citizenship Report “Delivering Responsibly” are available on CN’s website. In 2011, the Company’s sustainability practices have earned it a place on the Dow Jones Sustainability Index (DJSI) North America for the third year in a row.

Developing people

CN’s ability to develop the best railroaders in the industry has been a key contributor to the Company’s success. CN recognizes that without the right people - no matter how good a service plan or business model a company may have - it will not be able to fully execute. The Company is focused on recruiting the right people, developing employees with the right skills, motivating them to do the right thing, and training them to be the future leaders of the Company. The Company continues to address changes in employee demographics that will span multiple years. The Human Resources and Compensation Committee of the Board of Directors reviews the progress made in developing current and future leaders through the Company’s leadership development programs. These programs and initiatives provide a solid platform for the assessment and development of the Company’s talent pool. The leadership development programs are tightly integrated with the Company’s business strategy.

The forward-looking statements provided in the above section and in other parts of this MD&A are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. See the section of this MD&A entitled Forward-looking statements for assumptions and risk factors affecting such forward-looking statements.

Impact of foreign currency translation on reported results

Although the Company conducts its business and reports its earnings in Canadian dollars, a large portion of revenues and expenses is denominated in US dollars. As such, the Company’s results are affected by exchange-rate fluctuations.

Management’s discussion and analysis includes reference to “constant currency,” which allows the financial results to be viewed without the impact of fluctuations in foreign exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rate of the comparable period of the prior year. The average foreign exchange rate for the year ended December 31, 2011 was $0.99 per US$1.00 compared to $1.03 per US$1.00 for 2010. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies.

Canadian National Railway Company	U.S. GAAP	2011 Annual Report 11

Management’s Discussion and Analysis

Forward-looking statements

Certain information included in this MD&A are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. These forward-looking statements include, but are not limited to, statements with respect to growth opportunities; statements that the Company will benefit from growth in North American and global economies; the anticipation that cash flow from operations and from various sources of financing will be sufficient to meet debt repayments and future obligations in the foreseeable future; statements regarding future payments, including income taxes and pension contributions; as well as the projected capital spending program. Forward-looking statements could further be identified by the use of terminology such as the Company “believes,” “expects,” “anticipates” or other similar words.

Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. Key assumptions used in determining forward-looking information are set forth below.

Forward-looking statements	Key assumptions or expectations

Statements relating to general economic and business conditions, including those referring to revenue growth opportunities	•	North American and global economic growth
	•	Long-term growth opportunities being less affected by current economic conditions
	•	Year-over-year carload growth

Statements relating to the Company's ability to meet debt repayments and future obligations in the foreseeable future, including income tax payments and capital spending	•	North American and global economic growth
	•	Adequate credit ratios
	•	Investment grade credit rating
	•	Access to capital markets
	•	Adequate cash generated from operations

Statements relating to pension contributions	•	Adequate cash generated from operations and other sources of financing
	•	Adequate long-term return on investment on pension plan assets
	•	Level of funding as determined by actuarial valuations, particularly influenced by discount rates for funding purposes

Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. See the section of this MD&A entitled Business risks for detailed information on major risk factors.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

Financial outlook

During the year, the Company issued and updated its financial outlook. The 2011 actual results are in line with the latest financial outlook as disclosed by the Company.

12 2011 Annual Report	U.S. GAAP	Canadian National Railway Company

Management’s Discussion and Analysis

Financial and statistical highlights

				Change
				Favorable/(Unfavorable)
$ in millions, except per share data, or unless otherwise indicated	2011	2010	2009	2011 vs. 2010	2010 vs. 2009
Financial results
Revenues	$9,028	$8,297	$7,367	9%	13%
Operating income (1)	$3,296	$3,024	$2,406	9%	26%
Net income (1) (2) (3) (4)	$2,457	$2,104	$1,854	17%	13%
Operating ratio (1)	63.5%	63.6%	67.3%	0.1-pts	3.7-pts
Basic earnings per share (1) (2) (3) (4)	$5.45	$4.51	$3.95	21%	14%
Diluted earnings per share (1) (2) (3) (4)	$5.41	$4.48	$3.92	21%	14%
Dividend declared per share	$1.30	$1.08	$1.01	20%	7%
Financial position
Total assets	$26,026	$25,206	$25,176	3%	-
Total long-term financial liabilities	$13,631	$12,016	$12,706	(13%)	5%
Statistical operating data and productivity measures (5)
Employees (average for the year)	22,985	21,967	21,793	5%	1%
Gross ton miles (GTM) per average number of employees (thousands)	15,572	15,533	13,981	-	11%
GTMs per US gallon of fuel consumed	973	959	931	1%	3%

(1)	The 2009 figures include $49 million, or $30 million after-tax ($0.06 per basic or diluted share), for EJ&E acquisition-related costs.
(2)
The 2011 figures include a net deferred income tax expense of $40 million ($0.08 per basic or diluted share) resulting from the enactment of state corporate income tax rate changes and other legislated state tax revisions, a current income tax recovery of $11 million ($0.02 per basic or diluted share) relating to certain fuel costs attributed to various wholly-owned subsidiaries’ fuel consumption in prior periods, a gain on disposal of a segment of the Company’s Kingston subdivision known as the Lakeshore East of $288 million, or $254 million after-tax ($0.55 per basic or diluted share), and a gain on disposal of substantially all of the assets of IC RailMarine Terminal Company (ICRMT) of $60 million, or $38 million after-tax ($0.08 per basic or diluted share).

(3)	The 2010 figures include a gain on disposal of a portion of the property known as the Oakville subdivision of $152 million, or $131 million after-tax ($0.28 per basic or diluted share).
(4)
The 2009 figures include gains on sale of the Company’s Weston subdivision of $157 million, or $135 million after-tax ($0.29 per basic or diluted share) and Lower Newmarket subdivision of $69 million, or $59 million after-tax ($0.12 per basic or diluted share). The 2009 figures also include a deferred income tax recovery of $157 million ($0.33 per basic or diluted share), of which $126 million ($0.27 per basic or diluted share) resulted from the enactment of lower provincial corporate income tax rates, $16 million ($0.03 per basic or diluted share) resulted from the recapitalization of a foreign investment, and $15 million ($0.03 per basic or diluted share) resulted from the resolution of various income tax matters and adjustments related to tax filings of prior years.

(5)	Based on estimated data available at such time and subject to change as more complete information becomes available.

Financial results
2011 compared to 2010

In 2011, net income was $2,457 million, an increase of $353 million, or 17%, when compared to 2010, with diluted earnings per share rising 21% to $5.41.

Included in the 2011 figures were gains on disposal of substantially all of the assets of IC RailMarine Terminal Company (ICRMT) of $60 million, or $38 million after-tax ($0.08 per basic or diluted share) and of a segment of the Company’s Kingston subdivision known as the Lakeshore East of $288 million, or $254 million after-tax ($0.55 per basic or diluted share). The 2011 figures also include a net deferred income tax expense of $40 million ($0.08 per basic or diluted share) resulting from the enactment of state corporate income tax rate changes and other legislated state tax revisions, and a current income tax recovery of $11 million ($0.02 per basic or diluted share) relating to certain fuel costs attributed to various wholly-owned subsidiaries’ fuel consumption in prior periods. Included in the 2010 figures was a gain on disposal of a portion of the property known as the Oakville subdivision of $152 million, or $131 million after-tax ($0.28 per basic or diluted share).

Foreign exchange fluctuations continue to have an impact on the comparability of the results of operations. The fluctuation of the Canadian dollar relative to the US dollar, which affects the conversion of the Company’s US dollar-denominated revenues and expenses, has resulted in a negative impact of $39 million ($0.09 per basic or diluted share) in 2011.

Revenues for the year ended December 31, 2011 increased by $731 million, or 9%, to $9,028 million, mainly attributable to higher freight volumes, due in part to modest improvements in North American and global economies and to the Company’s performance above market conditions in a number of segments; the impact of a higher fuel surcharge as a result of year-over-year increases in applicable fuel prices and higher volumes; and freight rate increases. These factors were partly offset by the negative translation impact of the stronger Canadian dollar on US dollar-denominated revenues in the first nine months of the year.

Operating expenses for the year ended December 31, 2011, increased by $459 million, or 9%, to $5,732 million, mainly due to higher fuel costs, purchased services and material expense as well as higher labor and fringe benefits expense. These factors were partially offset by the positive translation impact of the stronger Canadian dollar on US dollar-denominated expenses, particularly in the first nine months of 2011 and lower casualty and other expense.

The operating ratio, defined as operating expenses as a percentage of revenues, was 63.5% in 2011, compared to 63.6% in 2010, a 0.1-point reduction.

Canadian National Railway Company	U.S. GAAP	2011 Annual Report 13

Management’s Discussion and Analysis

Revenues

In millions, unless otherwise indicated
Year ended December 31,	2011	2010	% Change	% Change at constant currency
Rail freight revenues	$8,111	$7,417	9%	12%
Other revenues	917	880	4%	6%

Total revenues	$9,028	$8,297	9%	11%
Rail freight revenues
Petroleum and chemicals	$1,420	$1,322	7%	10%
Metals and minerals	1,006	861	17%	20%
Forest products	1,270	1,183	7%	10%
Coal	618	600	3%	5%
Grain and fertilizers	1,523	1,418	7%	10%
Intermodal	1,790	1,576	14%	15%
Automotive	484	457	6%	9%

Total rail freight revenues	$8,111	$7,417	9%	12%
Revenue ton miles (RTM) (millions)	187,753	179,232	5%	5%
Rail freight revenue/RTM (cents)	4.32	4.14	4%	7%
Carloads (thousands)	4,873	4,696	4%	4%
Rail freight revenue/carload (dollars)	1,664	1,579	5%	8%

Revenues for the year ended December 31, 2011 totaled $9,028 million compared to $8,297 million in 2010. The increase of $731 million was mainly attributable to higher freight volumes, due in part to modest improvements in North American and global economies and to the Company’s performance above mar-ket conditions in a number of segments; the impact of a higher fuel surcharge, in the range of $315 million, as a result of year-over-year increases in applicable fuel prices and higher volumes; and freight rate increases. These factors were partly offset by the negative translation impact of the stronger Canadian dollar on US dollar-denominated revenues in the first nine months of the year.

In 2011, revenue ton miles (RTM), measuring the relative weight and distance of rail freight transported by the Company, increased by 5% relative to 2010. Rail freight revenue per revenue ton mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased by 4% when compared to 2010, driven by the impact of a higher fuel surcharge and freight rate increases. These were partly offset by the negative translation impact of the stronger Canadian dollar.

Petroleum and chemicals

Year ended December 31,	2011	2010	% Change	% Change at constant currency
Revenues (millions)	$1,420	$1,322	7%	10%
RTMs (millions)	32,962	31,190	6%	6%
Revenue/RTM (cents)	4.31	4.24	2%	4%

The petroleum and chemicals commodity group comprises a wide range of commodities, including chemicals, sulfur, plastics, petroleum products and liquefied petroleum gas (LPG) products. The primary markets for these commodities are within North America, and as such, the performance of this commodity group is closely correlated with the North American economy. Most of the Company’s petroleum and chemicals shipments originate in the Louisiana petrochemical corridor between New Orleans and Baton Rouge; in northern Alberta, which is a major center for natural gas feedstock and world-scale petrochemicals and plastics; and in eastern Canadian regional plants. For the year ended December 31, 2011, revenues for this commodity group increased by $98 million, or 7%, when compared to 2010. The increase was mainly due to higher shipments, particularly chemicals products, as a result of improvements in industrial production, new crude oil business, particularly in the fourth quarter, and refined petroleum products; the impact of a higher fuel surcharge; and freight rate increases. These factors were partly offset by the negative translation impact of the stronger Canadian dollar and lower volumes of condensate in the first half of the year. Revenue per revenue ton mile increased by 2% in 2011, mainly due to the impact of a higher fuel surcharge and freight rate increases that were partly offset by the negative translation impact of the stronger Canadian dollar and an increase in the average length of haul.

14 2011 Annual Report	U.S. GAAP	Canadian National Railway Company

Management’s Discussion and Analysis

Metals and minerals

Year ended December 31,	2011	2010	% Change	% Change at constant currency
Revenues (millions)	$1,006	$861	17%	20%
RTMs (millions)	18,899	16,443	15%	15%
Revenue/RTM (cents)	5.32	5.24	2%	5%

The metals and minerals commodity group consists primarily of non-ferrous base metals and ores, concentrates, iron ore, steel, construction materials, machinery and dimensional (large) loads. The Company provides unique rail access to aluminum, mining, steel and iron ore producing regions, which are among the most important in North America. This access, coupled with the Company’s transload and port facilities, has made CN a leader in the transportation of copper, lead, zinc, concentrates, iron ore, refined metals and aluminum. Mining, oil and gas development and non-residential construction are the key drivers for metals and minerals. For the year ended December 31, 2011, revenues for this commodity group increased by $145 million, or 17%, when compared to 2010. The increase was mainly due to greater shipments, particularly of commodities related to oil and gas development, steel-related products and non-ferrous ore; the impact of freight rate increases; and a higher fuel surcharge. These gains were partly offset by the negative translation impact of the stronger Canadian dollar. Revenue per revenue ton mile increased by 2% in 2011, mainly due to the impact of freight rate increases and a higher fuel surcharge that were offset by the negative translation impact of the stronger Canadian dollar and a significant increase in the average length of haul.

Forest products

Year ended December 31,	2011	2010	% Change	% Change at constant currency
Revenues (millions)	$1,270	$1,183	7%	10%
RTMs (millions)	29,336	28,936	1%	1%
Revenue/RTM (cents)	4.33	4.09	6%	9%

The forest products commodity group includes various types of lumber, panels, paper, wood pulp and other fibers such as logs, recycled paper, wood chips, and wood pellets. The Company has extensive rail access to the western and eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America. In the United States, the Company is strategically located to serve both the Midwest and southern U.S. corridors with interline connections to other Class I railroads. The key drivers for the various commodities are: for newsprint, advertising lineage, non-print media and overall economic conditions, primarily in the United States; for fibers (mainly wood pulp), the consumption of paper, pulpboard and tissue in North American and offshore markets; and for lumber and panels, housing starts and renovation activities primarily in the United States. For the year ended December 31, 2011, revenues for this commodity group increased by $87 million, or 7%, when compared to 2010. The increase was attributable to the impact of a higher fuel surcharge; freight rate increases; higher lumber and wood pellet shipments to offshore markets, and increased panel shipments to the U.S., particularly in the fourth quarter. These factors were partly offset by the negative translation impact of the stronger Canadian dollar and reduced volumes of wood pulp in the second half of the year due to extended maintenance at various mills. Revenue per revenue ton mile increased by 6% in 2011, mainly due to the impact of a higher fuel surcharge, freight rate increases and a decrease in the average length of haul. These factors were partly offset by the negative translation impact of the stronger Canadian dollar.

Canadian National Railway Company	U.S. GAAP	2011 Annual Report 15

Management’s Discussion and Analysis

Coal

Year ended December 31,	2011	2010	% Change	% Change at constant currency
Revenues (millions)	$618	$600	3%	5%
RTMs (millions)	19,980	19,766	1%	1%
Revenue/RTM (cents)	3.09	3.04	2%	4%

The coal commodity group consists of thermal grades of bituminous coal, metallurgical coal and petroleum coke. Canadian thermal coal is delivered to power utilities primarily in eastern Canada; while in the United States, thermal coal is transported from mines served in southern Illinois, or from western U.S. mines via interchange with other railroads, to major utilities in the Midwest and southeast United States, as well as offshore markets. The coal business also includes the transport of Canadian metallurgical coal, which is largely exported via terminals on the west coast of Canada to offshore steel producers. For the year ended December 31, 2011, revenues for this commodity group increased by $18 million, or 3%, when compared to 2010. The increase was mainly due to the impact of a higher fuel surcharge; freight rate increases; and new export thermal coal shipments. These factors were partly offset by reduced volumes of thermal coal to North American utilities, export metallurgical coal and Canadian petroleum coke; and the negative translation impact of the stronger Canadian dollar. Revenue per revenue ton mile increased by 2% in 2011, primarily due to the impact of a higher fuel surcharge and freight rate increases that were partly offset by the negative translation impact of the stronger Canadian dollar and an increase in the average length of haul.

Grain and fertilizers

Year ended December 31,	2011	2010	% Change	% Change at constant currency
Revenues (millions)	$1,523	$1,418	7%	10%
RTMs (millions)	45,468	44,549	2%	2%
Revenue/RTM (cents)	3.35	3.18	5%	8%

The grain and fertilizers commodity group depends primarily on crops grown and fertilizers processed in western Canada and the U.S. Midwest. The grain segment consists of three primary segments: food grains (mainly wheat, oats and malting barley), feed grains (including feed barley, feed wheat, peas, corn, ethanol and dried distillers grains (DDG)), and oilseeds and oilseed products (primarily canola seed, oil and meal, and soybeans). Production of grain varies considerably from year to year, affected primarily by weather conditions, seeded and harvested acreage, the mix of grains produced and crop yields. Grain exports are sensitive to the size and quality of the crop produced, international market conditions and foreign government policy. The majority of grain produced in western Canada and moved by CN is exported via the ports of Vancouver, Prince Rupert and Thunder Bay. Certain of these rail movements are subject to government regulation and to a revenue cap, which effectively establishes a maximum revenue entitlement that railways can earn. In the U.S., grain grown in Illinois and Iowa is exported as well as transported to domestic processing facilities and feed markets. The Company also serves major producers of potash in Canada, as well as producers of ammonium nitrate, urea and other fertilizers across Canada and the U.S. For the year ended December 31, 2011, revenues for this commodity group increased by $105 million, or 7%, when compared to 2010. The increase was mainly due to freight rate increases; the impact of a higher fuel surcharge; and higher volumes, including record shipments of canola to export markets and processed canola products to the U.S., increased shipments of ethanol and DDG, and higher volumes of Canadian oats to U.S. millers. These factors were partly offset by the negative translation impact of the stronger Canadian dollar; reduced volumes of U.S. soybean and corn exports, mainly in the fourth quarter, and lower volumes of Canadian wheat for export markets, particularly in the first half of the year. Revenue per revenue ton mile increased by 5% in 2011, mainly due to freight rate increases and the impact of a higher fuel surcharge that were partly offset by the negative translation impact of the stronger Canadian dollar.

16 2011 Annual Report	U.S. GAAP	Canadian National Railway Company

Management’s Discussion and Analysis

Intermodal

Year ended December 31,	2011	2010	% Change	% Change at constant currency
Revenues (millions)	$1,790	$1,576	14%	15%
RTMs (millions)	38,563	35,803	8%	8%
Revenue/RTM (cents)	4.64	4.40	5%	6%

The intermodal commodity group is comprised of two segments: domestic and international. The domestic segment transports consumer products and manufactured goods, operating through both retail and wholesale channels, within domestic Canada, domestic U.S., Mexico and transborder, while the international segment handles import and export container traffic, directly serving the major ports of Vancouver, Prince Rupert, Montreal, Halifax and New Orleans. The domestic segment is driven by consumer markets, with growth generally tied to the economy. The international segment is driven by North American economic and trade conditions. For the year ended December 31, 2011, revenues for this commodity group increased by $214 million, or 14%, when compared to 2010. The increase was mainly due to higher volumes of domestic traffic and shipments related to overseas markets; the impact of a higher fuel surcharge; and freight rate increases. These factors were partly offset by the negative translation impact of the stronger Canadian dollar. Revenue per revenue ton mile increased by 5% in 2011, mainly due to the impact of a higher fuel surcharge and freight rate increases that were partly offset by the negative translation impact of the stronger Canadian dollar.

Automotive

Year ended December 31,	2011	2010	% Change	% Change at constant currency
Revenues (millions)	$484	$457	6%	9%
RTMs (millions)	2,545	2,545	-	-
Revenue/RTM (cents)	19.02	17.96	6%	9%

The automotive  commodity  group moves both finished vehicles and parts through-out  North  America,  providing  rail  access to certain vehicle assembly plants in Canada, and Michigan and Mississippi in the U.S. The Company also serves vehicle distribution facilities in Canada and the U.S., as well as parts production facilities in Michigan and Ontario. The Company serves  shippers  of import  vehicles  via the ports of Halifax and Vancouver, and through interchange with other railroads. The Company’s automotive revenues are closely correlated to automotive production and sales in North America. For the year ended December 31, 2011, revenues for this commodity group increased by $27 million, or 6%, when compared to 2010. The increase was mainly due to higher volumes of domestic finished vehicles; freight rate increases; and the impact of a higher fuel surcharge. These gains were partly offset by the negative translation impact of the stronger Canadian dollar. Revenue per revenue ton mile increased by 6% in 2011, mainly due to freight rate increases, the impact of a higher fuel surcharge and a decrease in the average length of haul that were partly offset by the negative translation impact of the stronger Canadian dollar.

Other revenues

Year ended December 31,	2011	2010	% Change	% Change at constant currency
Revenues (millions)	$917	$880	4%	6%

Other revenues are largely derived from non-rail services that support CN’s rail business including vessels, docks, warehousing, Autoport logistic service and trucking as well as from other items which include interswitching and commuter train revenues. In 2011, Other revenues amounted to $917 million, an increase of $37 million, or 4%, when compared to 2010, mainly due to increased revenues from vessels and docks, trucking, and warehousing and distribution services, partly offset by lower international freight forwarding revenues, the negative translation impact of the stronger Canadian dollar, and lower commuter train revenues.

Canadian National Railway Company	U.S. GAAP	2011 Annual Report 17

Management’s Discussion and Analysis

Operating expenses

Operating expenses for the year ended December 31, 2011 amounted to $5,732 million, compared to $5,273 million in 2010. The increase of $459 million, or 9%, in 2011 was mainly due to higher fuel costs, purchased services and material expense, labor and fringe benefits expense as well as higher depreciation and amortization. These factors were partially offset by the positive translation impact of the stronger Canadian dollar on US dollar-denominated expenses, particularly in the first nine months of 2011 and lower casualty and other expense.

Percentage of revenues
In millions	Year ended December 31,	2011	2010	% Change	% Change at constant currency	2011	2010
Labor and fringe benefits		$ 1,812	$ 1,744	(4%)	(6%)	20.1%	21.0%
Purchased services and material		1,120	1,036	(8%)	(10%)	12.4%	12.5%
Fuel		1,412	1,048	(35%)	(40%)	15.6%	12.6%
Depreciation and amortization		884	834	(6%)	(7%)	9.8%	10.1%
Equipment rents		228	243	6%	3%	2.5%	2.9%
Casualty and other		276	368	25%	23%	3.1%	4.5%
Total operating expenses		$ 5,732	$ 5,273	(9%)	(11%)	63.5%	63.6%

Labor and fringe benefits: Labor and fringe benefits expense includes wages, payroll taxes, and employee benefits such as incentive compensation, including stock-based compensation; health and welfare; and pensions and other postretirement benefits. Certain incentive and stock-based compensation plans are based on financial and market performance targets and the related expense is recorded in relation to the attainment of such targets. Labor and fringe benefits expense increased by $68 million, or 4%, in 2011 when compared to 2010. The increase was primarily due to the impact of increased freight volumes, including a higher workforce level, general wage increases, higher health and welfare costs, as well as higher incentive compensation, particularly in the fourth quarter. These factors were partly offset by the positive translation impact of the stronger Canadian dollar and a higher income for pensions.

Purchased services and material: Purchased services and material expense primarily includes the costs of services purchased from outside contractors; materials used in the maintenance of the Company’s track, facilities and equipment, transportation and lodging for train crew employees; utility costs; and the net costs of operating facilities jointly used by the Company and other railroads. These expenses increased by $84 million, or 8%, in 2011 when compared to 2010. The increase was mainly due to higher repair and maintenance expenses for track, rolling stock and other equipment, higher derailment related expenses, increased contracted services and material expense in the first nine months of the year as well as higher costs for snow removal and utilities, as a result of more difficult winter conditions in the first quarter of 2011. These factors were partly offset by the positive translation impact of the stronger Canadian dollar and lower expenses for third party carriers.

Fuel: Fuel expense includes fuel consumed by assets, including locomotives, vessels, vehicles and other equipment as well as provincial, federal and state fuel taxes. These expenses increased by $364 million, or 35%, in 2011 when compared to 2010. The increase was primarily due to a higher average price for fuel and higher freight volumes, which were partly offset by the positive translation impact of the stronger Canadian dollar and by productivity improvements.

Depreciation and amortization: Depreciation and amortization expense relates to the Company’s rail and related operations. Depreciation expense is affected by capital additions, railroad property retirements from disposal, sale and/or abandonment and other adjustments including asset impairment write-downs. These expenses increased by $50 million, or 6%, in 2011 when compared to 2010. The increase was mainly due to the impact of net capital additions and the effect of depreciation studies (see the Critical accounting policies section of this MD&A), which were partly offset by the positive translation impact of the stronger Canadian dollar.

Equipment rents: Equipment rents expense includes rental expense for the use of freight cars owned by other railroads or private companies and for the short- or long-term lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company’s cars and locomotives. These expenses decreased by $15 million, or 6%, in 2011 when compared to 2010. The decrease was primarily due to lower lease expense and to the positive translation impact of the stronger Canadian dollar partly offset by higher car hire expense.

18 2011 Annual Report	U.S. GAAP	Canadian National Railway Company

Management’s Discussion and Analysis

Casualty and  other:  Casualty and other expense includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt, operating taxes, and travel expenses. These expenses decreased by $92 million, or 25%, in 2011 when compared to 2010. The decrease was mainly due to lower charges recorded in 2011 relating to environmental matters, adjustments recorded on billings of certain cost recoveries recorded in 2010, lower general and administrative expenses as well as a charge recorded in the first quarter of 2010 to increase the liability for personal injury claims in Canada pursuant to an actuarial valuation. These factors were partially offset by increased employee travel costs and higher operating taxes.

Other

Interest expense: Interest expense decreased by $19 million, or 5%, for the year ended December 31, 2011, when compared to 2010, mainly due to the positive translation impact of the stronger Canadian dollar on US dollar-denominated interest expense and the impact of a debt repayment in the fourth quarter of 2011.

Other income: In 2011, the Company recorded Other income of $401 million, compared to $212 million in 2010. Included in Other income were gains on disposal of substantially all of the assets of ICRMT of $60 million and of a segment of the Company’s Kingston subdivision known as the Lakeshore East for $288 million. The 2010 figures include $152 million for the sale of a portion of the property known as the Oakville subdivision.

Income tax expense: The Company recorded income tax expense of $899 million for the year ended December 31, 2011 compared to $772 million in 2010. The 2011 figure includes a net deferred income tax expense of $40 million resulting from the enactment of state corporate income tax rate changes and other legislated state tax revisions, and a current income tax recovery of $11 million relating to certain fuel costs attributed to various wholly-owned subsidiaries’ fuel consumption in prior periods. The effective tax rate for 2011 was 26.8% for both 2011 and 2010. Excluding the 2011 net deferred income tax expense of $40 million and the current income tax recovery of $11 million discussed herein, the effective tax rate for 2011 was 25.9%.

2010 compared to 2009

In 2010, net income was $2,104 million, an increase of $250 million, or 13%, when compared to 2009, with diluted earnings per share rising 14% to $4.48.

The Company’s results of operations in 2010 reflect a recovery in many of its markets as compared to 2009 when the Company experienced significant weakness across markets due to economic conditions.

Included in the 2010 figures was a gain on sale of the Company’s Oakville subdivision of $152 million, or $131 million after-tax ($0.28 per basic or diluted share). Included in the 2009 figures were gains on sale of the Company’s Weston subdivision of $157 million, or $135 million after-tax ($0.29 per basic or diluted share) and Lower Newmarket subdivision of $69 million, or $59 million after-tax ($0.12 per basic or diluted share), as well as EJ&E acquisition-related costs of $49 million, or $30 million after-tax ($0.06 per basic or diluted share). The 2009 figures also include a deferred income tax recovery of $157 million ($0.33 per basic or diluted share), of which $126 million ($0.27 per basic or diluted share) resulted from the enactment of lower provincial corporate income tax rates, $16 million ($0.03 per basic or diluted share) resulted from the recapitalization of a foreign investment, and $15 million ($0.03 per basic or diluted share) resulted from the resolution of various income tax matters and adjustments related to tax filings of prior years.

Foreign exchange fluctuations continue to have an impact on the comparability of the results of operations. The fluctuation of the Canadian dollar relative to the US dollar, which affects the conversion of the Company’s US dollar-denominated revenues and expenses, has resulted in a negative impact of $70 million to net income ($0.15 per basic or diluted share) in 2010.

Revenues for the year ended December 31, 2010 increased by $930 million, or 13%, to $8,297 million, mainly due to significantly higher freight volumes as a result of improving economic conditions in North America and globally; the impact of a higher fuel surcharge as a result of year-over-year increases in applicable fuel prices and higher volumes; and freight rate increases. These factors were partly offset by the negative translation impact of the stronger Canadian dollar on US dollar-denominated revenues.

Operating expenses for the year ended December 31, 2010 increased by $312 million, or 6%, to $5,273 million, primarily due to higher fuel costs, increased labor and fringe benefits expense and higher depreciation and amortization expense. These factors were partly offset by the positive translation impact of the stronger Canadian dollar on US dollar-denominated expenses, the impact of EJ&E acquisition-related costs recorded in 2009 and lower equipment rents.

The operating ratio, defined as operating expenses as a percentage of revenues, was 63.6% in 2010, compared to 67.3% in 2009, a 3.7-point improvement. Excluding the 2009 EJ&E acquisition-related costs, the operating ratio of 63.6% in 2010 represents a 3.1-point improvement compared to an adjusted operating ratio of 66.7% in 2009.

Canadian National Railway Company	U.S. GAAP	2011 Annual Report 19

Management’s Discussion and Analysis

Revenues

In millions, unless otherwise indicated

Year ended December 31,	2010	2009	% Change	% Change at constant currency
Rail freight revenues	$7,417	$6,632	12%	18%
Other revenues	880	735	20%	26%
Total revenues	$8,297	$7,367	13%	19%
Rail freight revenues
Petroleum and chemicals	$1,322	$1,260	5%	12%
Metals and minerals	861	728	18%	27%
Forest products	1,183	1,147	3%	11%
Coal	600	464	29%	35%
Grain and fertilizers	1,418	1,341	6%	11%
Intermodal	1,576	1,337	18%	20%
Automotive	457	355	29%	39%
Total rail freight revenues	$7,417	$6,632	12%	18%
Revenue ton miles (RTM)
(millions)	179,232	159,862	12%	12%
Rail freight revenue/RTM
(cents)	4.14	4.15	-	5%
Carloads
(thousands)	4,696	3,991	18%	18%
Rail freight revenue/carload
(dollars)	1,579	1,662	(5%)	-

Revenues for the year ended December 31, 2010 totaled $8,297 million compared to $7,367 million in 2009. The increase of $930 million was mainly due to significantly higher freight volumes as a result of improving economic conditions in North America and globally; the impact of a higher fuel surcharge, in the range of $240 million, as a result of year-over-year increases in applicable fuel prices and higher volumes; and freight rate increases. These factors were partly offset by the negative translation impact of the stronger Canadian dollar on US dollar-denominated revenues, particularly in the first half of the year.

In 2010, revenue ton miles (RTM), measuring the relative weight and distance of rail freight transported by the Company, increased by 12% relative to 2009. Rail freight revenue per revenue ton mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, was flat when compared to 2009, as the positive impact of a higher fuel surcharge, freight rate increases, and a decrease in the average length of haul were offset by the negative translation impact of the stronger Canadian dollar.

Petroleum and chemicals

Year ended December 31,	2010	2009	% Change	% Change at constant currency
Revenues (millions)	$1,322	$1,260	5%	12%
RTMs (millions)	31,190	29,381	6%	6%
Revenue/RTM (cents)	4.24	4.29	(1%)	6%

For the year ended December 31, 2010, revenues for this commodity group increased by $62 million, or 5%, when compared to 2009. The increase was mainly due to higher shipments of chemical products, due to improvements in industrial production, and sulfur and petroleum products; freight rate increases; and the impact of a higher fuel surcharge. These factors were partly offset by the negative translation impact of the stronger Canadian dollar. Revenue per revenue ton mile decreased by 1% in 2010, mainly due to the negative translation impact of the stronger Canadian dollar, that was partly offset by freight rate increases and the impact of a higher fuel surcharge.

Metals and minerals

Year ended December 31,	2010	2009	% Change	% Change at constant currency
Revenues (millions)	$861	$728	18%	27%
RTMs (millions)	16,443	12,994	27%	27%
Revenue/RTM (cents)	5.24	5.60	(6%)	1%

For the year ended December 31, 2010, revenues for this commodity group increased by $133 million, or 18%, when compared to 2009. The increase was mainly due to the continual improvement in the steel industry, which resulted in greater shipments of steel products and iron ore; stronger volumes of construction materials; and the impact of a higher fuel surcharge. These factors were partly offset by the negative translation impact of the stronger Canadian dollar. Revenue per revenue ton mile decreased by 6% in 2010, mainly due to the negative translation impact of the stronger Canadian dollar that was partly offset by the impact of a higher fuel surcharge and a decrease in the average length of haul.

Forest products

Year ended December 31,	2010	2009	% Change	% Change at constant currency
Revenues (millions)	$1,183	$1,147	3%	11%
RTMs (millions)	28,936	27,594	5%	5%
Revenue/RTM (cents)	4.09	4.16	(2%)	6%

For the year ended December 31, 2010, revenues for this commodity group increased by $36 million, or 3%, when compared to 2009. The increase was mainly due to higher shipments of wood pulp and lumber to offshore markets, the impact of a higher fuel surcharge, and freight rate increases. These factors were partly offset by the negative translation impact of the stronger Canadian dollar. Revenue per revenue ton mile decreased by 2% in 2010, mainly due to the negative translation impact of the stronger Canadian dollar, that was partly offset by the impact of a higher fuel surcharge and freight rate increases.

20 2011 Annual Report	U.S. GAAP	Canadian National Railway Company

Management’s Discussion and Analysis

Coal

Year ended December 31,	2010	2009	% Change	% Change at constant currency

Revenues (millions)	$600	$464	29%	35%
RTMs (millions)	19,766	14,805	34%	34%
Revenue/RTM (cents)	3.04	3.13	(3%)	1%

For the year ended December 31, 2010, revenues for this commodity group increased by $136 million, or 29%, when compared to 2009. The increase was mainly due to strong volumes of Canadian export coal from new origins as well as increased Asian demand from existing mines, expanding demand for thermal coal in the U.S., freight rate increases, and the impact of a higher fuel surcharge. These factors were partly offset by the negative translation impact of the stronger Canadian dollar. Revenue per revenue ton mile decreased by 3% in 2010, mainly due to the negative translation impact of the stronger Canadian dollar and a significant increase in the average length of haul that were partly offset by freight rate increases and the impact of a higher fuel surcharge.

Grain and fertilizers

Year ended December 31,	2010	2009	% Change	% Change at constant currency

Revenues (millions)	$1,418	$1,341	6%	11%
RTMs (millions)	44,549	40,859	9%	9%
Revenue/RTM (cents)	3.18	3.28	(3%)	2%

For the year ended December 31, 2010, revenues for this commodity group increased by $77 million, or 6%, when compared to 2009. The increase was mainly due to higher shipments of potash and feed grains, the impact of a higher fuel surcharge, and freight rate increases. These factors were partly offset by the negative translation impact of the stronger Canadian dollar. Revenue per revenue ton mile decreased by 3% in 2010, mainly due to the negative translation impact of the stronger Canadian dollar that was partly offset by the impact of a higher fuel surcharge and freight rate increases.

Intermodal

Year ended December 31,	2010	2009	% Change	% Change at constant currency

Revenues (millions)	$1,576	$1,337	18%	20%
RTMs (millions)	35,803	32,159	11%	11%
Revenue/RTM (cents)	4.40	4.16	6%	8%

For the year ended December 31, 2010, revenues for this commodity group increased by $239 million, or 18%, when compared to 2009. The increase was mainly due to higher volumes from overseas markets, particularly through the Ports of Vancouver and Prince Rupert, and domestic retail shipments; the impact of a higher fuel surcharge; and freight rate increases. These factors were partly offset by the negative translation impact of the stronger Canadian dollar. Revenue per revenue ton mile increased by 6% in 2010, mainly due to the impact of a higher fuel surcharge and freight rate increases that were partly offset by the negative translation impact of the stronger Canadian dollar.

Automotive

Year ended December 31,	2010	2009	% Change	% Change at constant currency

Revenues (millions)	$457	$355	29%	39%
RTMs (millions)	2,545	2,070	23%	23%
Revenue/RTM (cents)	17.96	17.15	5%	13%

For the year ended December 31, 2010, revenues for this commodity group increased by $102 million, or 29%, when compared to 2009. The increase was mainly due to significantly higher volumes of domestic finished vehicles traffic, freight rate increases, and the impact of a higher fuel surcharge. These factors were partly offset by the negative translation impact of the stronger Canadian dollar. Revenue per revenue ton mile increased by 5% in 2010, mainly due to freight rate increases, the impact of a higher fuel surcharge, and a significant decrease in the average length of haul that were partly offset by the negative translation impact of the stronger Canadian dollar.

Other revenues

Year ended December 31,	2010	2009	% Change	% Change at constant currency

Revenues (millions)	$880	$735	20%	26%

In 2010, Other revenues amounted to $880 million, an increase of $145 million, or 20%, when compared to 2009, mainly due to higher vessel and dock revenues primarily related to strong iron ore volumes, and increased revenues from warehousing and distribution, primarily related to increased finished vehicle volumes through CN’s network of vehicle distribution facilities. These factors were partly offset by the negative translation impact of the stronger Canadian dollar.

Canadian National Railway Company	U.S. GAAP	2011 Annual Report 21

Management’s Discussion and Analysis

Operating expenses

Operating expenses for the year ended December 31, 2010 amounted to $5,273 million, compared to $4,961 million in 2009. The increase of $312 million, or 6%, in 2010 was mainly due to higher fuel costs, increased labor and fringe benefits expense and higher depreciation and amortization expense. These factors were partly offset by the positive translation impact of the stronger Canadian dollar on US dollar-denominated expenses, particularly in the first half of the year, the impact of EJ&E acquisition-related costs recorded in 2009 and lower equipment rents.

						Percentage of revenues
In millions	Year ended December 31,	2010	2009	% Change	% Change at constant currency	2010	2009
Labor and fringe benefits		$1,744	$1,696	(3%)	(7%)	21.0%	23.0%
Purchased services and material		1,036	1,027	(1%)	(6%)	12.5%	13.9%
Fuel		1,048	820	(28%)	(40%)	12.6%	11.1%
Depreciation and amortization		834	790	(6%)	(8%)	10.1%	10.7%
Equipment rents		243	284	14%	7%	2.9%	3.9%
Casualty and other		368	344	(7%)	(13%)	4.5%	4.7%
Total operating expenses		$5,273	$4,961	(6%)	(12%)	63.6%	67.3%

Labor and fringe benefits: Labor and fringe benefits expense increased by $48 million, or 3%, in 2010 when compared to 2009. The increase was mainly due to higher incentive compensation and annual wages, the impact of increased freight volumes, and higher health and welfare costs. These factors were partly offset by the translation impact of the stronger Canadian dollar and higher pension income.

Purchased services and material: Purchased services and material expense increased by $9 million, or 1%, in 2010 when compared to 2009. The increase was mainly a result of higher expenses for third-party non-rail transportation services due to higher volumes and higher repair and maintenance costs for track and roadway. These factors were partly offset by the translation impact of the stronger Canadian dollar and lower expenses for material and utilities as a result of mild winter conditions.

Fuel: Fuel expense increased by $228 million, or 28%, in 2010 when compared to 2009. The increase was primarily due to a higher average price for fuel and higher freight volumes, which were partly offset by the translation impact of the stronger Canadian dollar and productivity improvements.

Depreciation and amortization: Depreciation and amortization expense increased by $44 million, or 6%, in 2010 when compared to 2009. The increase was mainly due to the impact of net capital additions and a change in the expected service life for certain assets, which were partly offset by the translation impact of the stronger Canadian dollar.

Equipment rents: Equipment rents expense decreased by $41 million, or 14%, in 2010 when compared to 2009. The decrease was primarily due to the translation impact of the stronger Canadian dollar and reduced lease expense for cars and locomotives, partly due to better asset utilization.

Casualty and other: Casualty and other expense increased by $24 million, or 7%, in 2010 when compared to 2009. The increase was mainly due to an increase in the expense for Canadian and U.S. personal injury claims, pursuant to the net result of actuarial valuations in both years and an increase in the environmental expense. These factors were partly offset by the EJ&E acquisition-related costs of $49 million expensed in 2009 and the translation impact of the stronger Canadian dollar.

22 2011 Annual Report	U.S. GAAP	Canadian National Railway Company

Management’s Discussion and Analysis

Other

Interest expense: Interest expense decreased by $52 million, or 13% (4% at constant currency), for the year ended December 31, 2010 when compared to 2009, mainly due to the positive translation impact of the stronger Canadian dollar on US dollar-denominated interest expense, lower interest rates and a lower average debt balance.

Other income: In 2010, the Company recorded Other income of $212 million, compared to $267 million in 2009. Included in Other income were gains on the sale of the Company’s subdivisions of $152 million for the Oakville subdivision in 2010; and $157 million and $69 million, respectively, for the Weston and Lower Newmarket subdivisions in 2009. Higher income from other business activities and gains on disposal of land also partly offset the decrease in 2010.

Income tax expense: The Company recorded income tax expense of $772 million for the year ended December 31, 2010 compared to $407 million in 2009. Included in income tax expense in 2009 was a deferred income tax recovery of $157 million, of which $126 million resulted from the enactment of lower provincial corporate income tax rates, $16 million resulted from the recapitalization of a foreign investment, and $15 million resulted from the resolution of various income tax matters and adjustments related to tax filings of prior years. The effective tax rate for 2010 was 26.8% compared to 18.0% in 2009. Excluding the 2009 deferred income tax recovery discussed herein, the effective tax rate for 2009 was 24.9%. The year-over-year increase in the effective tax rates was mainly due to the impact of a higher proportion of the Company’s pre-tax income earned in higher-taxed jurisdictions and lesser gains on sale of the Company’s properties taxed at the favorable capital gains inclusion rate.

Summary of fourth quarter 2011 compared to corresponding quarter in 2010 - unaudited

Fourth quarter 2011 net income was $592 million, an increase of $89 million, or 18%, when compared to the same period in 2010, with diluted earnings per share rising 22% to $1.32.

The fourth-quarter 2011 figures include items affecting the comparability of the results of operations. The 2011 figures include a current income tax recovery of $11 million ($0.02 per basic or diluted share) relating to certain fuel costs attributed to various wholly-owned subsidiaries’ fuel consumption in prior periods.

Foreign exchange fluctuations continued to have an impact on the comparability of the results of operations. The fluctuation of the Canadian dollar relative to the US dollar, which affects the conversion of the Company’s US dollar-denominated revenues and expenses, has resulted in a positive impact of $2 million (nil per basic or diluted share) to fourth-quarter 2011 net income.

Revenues for the fourth quarter of 2011 increased by $260 million, or 12%, to $2,377 million, when compared to the same period in 2010. The increase was attributable to higher freight volumes, due in part to modest improvements in North American and global economies and to the Company’s performance above market conditions in a number of segments; the impact of a higher fuel surcharge, in the range of $80 million, as a result of year-over-year increases in applicable fuel prices and higher volumes; freight rate increases; and the positive translation impact of the weaker Canadian dollar on US dollar-denominated revenues.

Operating expenses for the fourth quarter of 2011 increased by $195 million, or 15%, to $1,538 million, when compared to the same period in 2010. The increase was primarily due to higher fuel costs, labor and fringe benefits expense as well as increased expenses for purchased services and material. These factors were partly offset by lower casualty and other expense.
The operating ratio was 64.7% in the fourth quarter of 2011 compared to 63.4% in the fourth quarter of 2010, a 1.3-point increase.

Canadian National Railway Company	U.S. GAAP	2011 Annual Report 23

Management’s Discussion and Analysis

Summary of quarterly financial data - unaudited

In millions, except per share data
	2011 Quarters				2010 Quarters
	Fourth	Third	Second	First	Fourth	Third	Second	First
Revenues	$2,377	$2,307	$2,260	$2,084	$2,117	$2,122	$2,093	$1,965
Operating income	$839	$938	$874	$645	$774	$834	$813	$603
Net income	$592	$659	$538	$668	$503	$556	$534	$511
Basic earnings per share	$1.33	$1.47	$1.19	$1.46	$1.09	$1.20	$1.14	$1.08
Diluted earnings per share	$1.32	$1.46	$1.18	$1.45	$1.08	$1.19	$1.13	$1.08
Dividend declared per share	$0.325	$0.325	$0.325	$0.325	$0.270	$0.270	$0.270	$0.270

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace (see the section of this MD&A entitled Business risks). Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company’s productivity initiatives. The continued fluctuations in the Canadian dollar relative to the US dollar have also affected the conversion of the Company’s US dollar-denominated revenues and expenses and resulted in fluctuations in net income in the rolling eight quarters presented above.

The Company’s quarterly results include items that impacted the quarter-over-quarter comparability of the results of operations as discussed below:

In millions, except per share data
	2011 Quarters				2010 Quarters
	Fourth	Third	Second	First	Fourth	Third	Second	First
Income tax recoveries (expenses) (1)	$11	$-	$(40)	$-	$-	$-	$-	$-
Gain on disposal of property (after-tax) (2) (3) (4)	-	38	-	254	-	-	-	131
Impact on net income	$11	$38	$(40)	$254	$-	$-	$-	$131
Basic earnings per share	$0.02	$0.08	$(0.08)	$0.55	$-	$-	$-	$0.28
Diluted earnings per share	$0.02	$0.08	$(0.08)	$0.55	$-	$-	$-	$0.28

(1)
Income tax recoveries (expenses) resulted mainly from the enactment of state corporate income tax rate changes and other legislated tax revisions in the U.S. and certain fuel costs attributed to various wholly-owned subsidiaries’ fuel consumption in prior periods.

(2)	The Company sold substantially all of the assets of ICRMT for proceeds of $70 million. A gain on disposal of $60 million ($38 million after-tax) was recognized in Other income.
(3)
The Company sold a segment of the Company’s Kingston subdivision known as the Lakeshore East of $299 million. A gain on disposal of $288 million ($254 million after-tax) was recognized in Other income.

(4)	The Company sold a portion of the property known as the Oakville subdivision of $168 million. A gain on disposal of $152 million ($131 million after-tax) was recognized in Other income.

24 2011 Annual Report	U.S. GAAP	Canadian National Railway Company

Management’s Discussion and Analysis

Financial position

The following tables provide an analysis of the Company’s balance sheet as at December 31, 2011 as compared to 2010. Assets and liabilities denominated in US dollars have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date. As at December 31, 2011 and 2010, the foreign exchange rate was $1.0170 per US$1.00 and $0.9946 per US$1.00, respectively.

In millions As at December 31,	2011	2010	Variance excluding foreign exchange	Foreign exchange impact	Explanation of variance, other than foreign exchange impact

Total assets	$26,026	$25,206	$569	$251

Variance mainly due to:

Restricted cash and cash equivalents	$499	$-	$499	$-	$499 million pledged as collateral related to letters of credit issued.

Accounts receivable	$820	$775	$39	$6	$39 million increase due to the impact of higher revenues partially offset by the impact of an improved collection cycle.

Deferred and receivable income taxes	$122	$53	$68	$1	$76 million increase related to income taxes receivable offset by $8 million for other items.

Properties	$23,917	$22,917	$779	$221	$1,712 million increase related to property and capital lease additions, offset by $883 million of depreciation and $50 million for other items.

Intangible and other assets	$261	$699	$(441)	$3
Decrease of $995 million related to the recognition of the funded status of the Company’s pension plans, offset by pension contributions of $437 million, pension income of $116 million and $1 million of other items.

Total liabilities	$15,346	$13,922	$1,184	$240

Variance mainly due to:

Accounts payable and other	$1,580	$1,366	$193	$21	$193 million related to an increase in Trade payables of $63 million, Stock-based incentives liability of $46 million, Payroll-related accruals of $45 million, and $39 million for other items.

Deferred income taxes	$5,333	$5,152	$110	$71
Increase due to $522 million of deferred income tax expense recorded in net income, excluding recognized tax benefits, and $9 million for other items; offset by a deferred income tax recovery of $421 million recorded in Other comprehensive income (loss).

Pension and other postretirement benefits, net of current portion	$1,095	$510	$581	$4	Increase of $577 million related to the recognition of the funded status of the Company’s pension plans and $4 million for other items.

Other liabilities and deferred credits	$762	$823	$(72)	$11	$72 million related to a decrease of $39 million in the personal injury and other claims provision, of $27 million in the environmental liability, and of $6 million for other items.

Total long-term debt, including the current portion	$6,576	$6,071	$372	$133	Increase of $1,453 million related to debt issuances and $2 million for other items, offset by repayments of debt totaling $1,083 million.

In millions As at December 31,	2011	2010	Variance		Explanation of variance

Total shareholders’ equity	$10,680	$11,284	$(604)

Variance mainly due to:

Common shares	$4,141	$4,252	$(111)		Decrease of $185 million due to the share repurchase programs, offset by $74 million for the issuance of common shares upon exercise of stock options and other.

Accumulated other comprehensive loss	$(2,839)	$(1,709)	$(1,130)
$1,130 million related to Other comprehensive loss for the year, mainly due to an after-tax amount of $1,156 million recorded to recognize the funded status of the Company’s pension and other postretirement benefit plans.

Retained earnings	$9,378	$8,741	$637		$2,457 million of net income for the year was partially offset by a reduction of $1,235 million due to the share repurchase programs and $585 million of dividends paid.

Canadian National Railway Company	U.S. GAAP	2011 Annual Report 25

Management’s Discussion and Analysis

Liquidity and capital resources

The Company’s principal source of liquidity is cash generated from operations and is supplemented by borrowings in the money markets and capital markets. In addition, from time to time, the Company’s liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets. The strong focus on cash generation from all sources gives the Company increased flexibility in terms of its financing requirements. As part of its financing strategy, the Company regularly reviews its optimal capital structure, cost of capital, and the need for additional debt financing, and considers from time to time the feasibility of dividend increases and share repurchases.

The Company entered into a four-year $800 million revolving credit facility in May 2011 to replace the US$1 billion credit facility, which was scheduled to expire in October 2011. To meet short-term liquidity needs, the Company has a commercial paper program, which is backstopped by its revolving credit facility. Access to commercial paper is dependent on market conditions. If the Company were to lose access to its commercial paper program for an extended period of time, the Company could rely on its $800 million revolving credit facility to meet its short-term liquidity needs. See the section of this MD&A entitled Available financing arrangements for additional information.

The Company has at times had working capital deficits which are considered common in the rail industry because it is capital-intensive, and not an indication of a lack of liquidity. The Company maintains adequate resources to meet daily cash requirements, and has sufficient financial capacity to manage its day-to-day cash requirements and current obligations. As at December 31, 2011 and December 31, 2010, the Company had cash and cash equivalents of $101 million and $490 million, respectively, and a working capital of $133 million and working capital deficit of $316 million, respectively. As at December 31, 2011, the Company has pledged as collateral, for a term of three months, cash and cash equivalents of $499 million pursuant to its bilateral letter of credit facilities. The cash and cash equivalents pledged as collateral were recorded as Restricted cash and cash equivalents. See the section of this MD&A entitled Available financing arrangements for additional information. There are currently no specific requirements relating to working capital other than in the normal course of business as discussed herein.

The Company’s access to long-term funds in the debt capital markets depends on its credit rating and market conditions. The Company believes that it continues to have access to the long-term debt capital market. If the Company were unable to borrow funds at acceptable rates in the long-term debt capital markets, the Company could borrow under its revolving credit facility, raise cash by disposing of surplus properties or otherwise monetizing assets, reduce discretionary spending or take a combination of these measures to assure that it has adequate funding for its business.

The Company’s U.S. and other foreign subsidiaries hold cash to meet their respective operational requirements. The Company can decide to repatriate funds associated with either undistributed earnings or the liquidation of its foreign operations, including its U.S. and other foreign subsidiaries. Such repatriation of funds would not cause significant tax implications to the Company under the tax treaties currently in effect between Canada and the U.S. and other foreign tax jurisdictions. Therefore, the impact on liquidity resulting from the repatriation of funds held outside Canada would not be significant. Considering the impacts of the current economic environment, the Company does not have any immediate plans to repatriate funds held outside Canada as the cash flows currently generated within each of the Company’s jurisdictions are sufficient to meet their respective financial obligations.

Operating activities

In millions	Year ended December 31,	2011	2010	Variance

Net cash receipts from customers and other		$8,995	$8,404	$591
Net cash payments for:
Employee services, suppliers and other expenses		(4,643)	(4,334)	(309)
Interest		(329)	(366)	37
Personal injury and other claims		(97)	(64)	(33)
Pensions		(468)	(427)	(41)
Income taxes		(482)	(214)	(268)

Net cash provided by operating activities		$2,976	$2,999	$(23)

Net cash receipts from customers and other increased mainly due to higher revenues and a shorter collection cycle. Payments for employee services, suppliers and other expenses increased principally due to higher payments for fuel that were partly offset by a lower foreign exchange rate on US dollar-denominated payments. In anticipation of its future funding requirements, in 2011 the Company made voluntary contributions of $350 million in excess of the required contributions mainly to strengthen the financial position of its main pension plan, the CN Pension Plan. The Company has been advised by the Office of the Superintendent of Financial Institutions (OSFI) that this contribution can be treated as a prepayment against its 2012 pension deficit funding requirements. As a result, the Company’s cash contributions

26 2011 Annual Report	U.S. GAAP	Canadian National Railway Company

Management’s Discussion and Analysis

for 2012 are expected to be in the range of approximately $275 million to $575 million for all its pension plans and include a voluntary contribution of approximately $150 million to $450 million. As at February 3, 2012, the Company contributed $250 million to its defined benefit pension plans, including a $150 million voluntary contribution. For 2011, net income tax payments increased by $268 million when compared to 2010, mainly due to installments based on higher pretax income as well as the final payment for Canadian taxes due in relation to the 2010 fiscal year. In 2012, net income tax payments are expected to be approximately $500 million.

The Company expects cash from operations and its other sources of financing to be sufficient to meet its 2012 funding obligations.

Investing activities

In millions	Year ended December 31,	2011	2010	Variance

Net cash used in investing activities		$1,729	$1,383	$(346)

The Company’s investing activities in 2011 included property additions of $1,625 million, an increase of $39 million when compared to 2010, and cash proceeds of $369 million from the disposal of property of which $70 million was from the disposition of substantially all of the assets of ICRMT and $299 million was from the disposition of a segment of the Company’s Kingston subdivision known as the Lakeshore East. Investing activities also included restricted cash and cash equivalents of $499 million related to the Company’s bilateral letter of credit facilities. Investing activities in 2010 included cash proceeds of $168 million from the disposition of a portion of the property known as the Oakville subdivision. See the sections of this MD&A entitled Acquisition and Disposal of property.

The following table details property additions for the years ended December 31, 2011 and 2010:

In millions	Year ended December 31,	2011	2010

Track and roadway		$ 1,185	$ 1,031
Rolling stock		195	415
Buildings		72	43
Information technology		135	111
Other		125	118

Gross property additions		1,712	1,718
Less: Capital leases (1)		87	132

Property additions		$ 1,625	$ 1,586

(1)	During 2011, the Company recorded $87 million in assets it acquired through equipment leases ($132 million in 2010), for which an equivalent amount was recorded in debt.

On an ongoing basis, the Company invests in capital expenditure programs for the renewal of the basic track infrastructure, the acquisition of rolling stock and other investments to take advantage of growth opportunities and to improve the Company’s productivity and the fluidity of its network.

Expenditures are generally capitalized if they meet a minimum level of activity, extend the life of the asset or provide future benefits such as increased revenue-generating capacity, functionality, or physical or service capacity. For Track and roadway properties, expenditures to replace and/or upgrade the basic track infrastructure are generally planned and programmed in advance and carried out by the Company’s engineering work force. In both 2011 and 2010, approximately 90% of the Track and roadway capital expenditures were incurred to renew the basic track infrastructure.

Expenditures relating to the Company’s properties that do not meet the Company’s capitalization criteria are considered normal repairs and maintenance and are expensed. In 2011, approximately 20% of the Company’s total operating expenses were for such expenditures (approximately 20% in 2010 and 2009). For Track and roadway properties, normal repairs and maintenance include but are not limited to spot tie replacement, spot or broken rail replacement, physical track inspection for detection of rail defects and minor track corrections, and other general maintenance of track structure.

For 2012, the Company expects to invest approximately $1.75 billion for its capital programs, of which over $1 billion is targeted towards track infrastructure to continue to operate a safe railway and to improve the productivity and fluidity of the network. Implementation costs associated with the U.S. federal government legislative requirement to implement positive train control (PTC) by 2015 will amount to approximately US$220 million, of which approximately US$30 million has been spent at the end of 2011, with the remainder to be spent over the next four years.

Canadian National Railway Company	U.S. GAAP	2011 Annual Report 27

Management’s Discussion and Analysis

Free cash flow

The Company generated $1,175 million of free cash flow for the year ended December 31, 2011, compared to $1,122 million in 2010. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as net cash provided by operating activities, adjusted for changes in the accounts receivable securitization program and in cash and cash equivalents resulting from foreign exchange fluctuations, less net cash used in investing activities, adjusted for the impact of major acquisitions, and the payment of dividends, calculated as follows:

In millions	Year ended December 31,		2011	2010

Net cash provided by operating activities			$2,976	$2,999
Net cash used in investing activities			(1,729)	(1,383)

Net cash provided before financing activities			1,247	1,616

Adjustments:
Dividends paid			(585)	(503)
Change in restricted cash and cash equivalents			499	-
Effect of foreign exchange fluctuations on US dollar-denominated cash and cash equivalents			14	7
Change in accounts receivable securitization			-	2

Free cash flow			$1,175	$1,122

Financing activities
In millions	Year ended December 31,	2011	2010	Variance

Net cash used in financing activities		$1,650	$1,485	$(165)

In 2011, the Company issued $659 million of commercial paper. There was no issuance of commercial paper in 2010. In 2011, repayments of debt totaling $1,083 million related to the Company’s repayment of notes, commercial paper and capital lease obligations. In the fourth quarter of 2011, the Company, through a wholly-owned subsidiary, repurchased 76% of the 6.38% Notes due in October 2011, with a carrying value of US$303 million pursuant to a tender offer for a total cost of US$304 million. The remaining 24% of the 6.38% Notes with a carrying value of US$97 million were paid upon maturity. In November 2011, under its new shelf prospectus and registration statement, the Company issued US$300 million (C$305 million) 1.45% Notes due 2016 and US$400 million (C$407 million) 2.85% Notes due 2021 in the U.S. capital markets, which resulted in net proceeds of US$691 million. The Company used a portion of the net proceeds to repay all of its then outstanding commercial paper and for general corporate purposes, including the partial financing of its share repurchase program. In 2010, repayments of debt related entirely to the Company’s capital lease obligations.

Cash received from stock options exercised during 2011 and 2010 was $68 million and $87 million, respectively, and the related tax benefit realized upon exercise was $9 million and $28 million, respectively.

In 2011, the Company repurchased a total of 19.9 million common shares for $1,420 million (weighted-average price of $71.33 per share) under its share repurchase programs. See the section of this MD&A entitled Common shares for the activity under the 2011 share repurchase programs, as well as the share repurchase programs of the prior years.

During 2011, the Company paid quarterly dividends of $0.325 per share amounting to $585 million, compared to $503 million, at the rate of $0.270 per share, in 2010.

Credit measures

Management believes that the adjusted debt-to-total capitalization ratio is a useful credit measure that aims to show the true leverage of the Company. Similarly, the adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) ratio is another useful credit measure because it reflects the Company’s ability to service its debt. The Company excludes Other income in the calculation of EBITDA. However, since these measures do not have any standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies and, as such, should not be considered in isolation.

Adjusted debt-to-total capitalization ratio

	December 31,	2011	2010

Debt-to-total capitalization ratio (1)		38.1%	35.0%
Add: Present value of operating lease commitments (2)		1.9%	1.8%

Adjusted debt-to-total capitalization ratio		40.0%	36.8%

Adjusted debt-to-adjusted EBITDA

$ in millions, unless otherwise indicated
	Year ended December 31,	2011	2010
Debt		$6,576	$6,071
Add: Present value of operating lease commitments (2)		542	494
Adjusted debt		7,118	6,565
Operating income		3,296	3,024
Add: Depreciation and amortization		884	834
EBITDA (excluding Other income)		4,180	3,858
Add: Deemed interest on operating leases		30	28
Adjusted EBITDA		$4,210	$3,886
Adjusted debt-to-adjusted EBITDA		1.69 times	1.69 times

(1)	Debt-to-total capitalization is calculated as total long-term debt plus current portion of long-term debt, divided by the sum of total debt plus total shareholders’ equity.

(2)	The operating lease commitments have been discounted using the Company’s implicit interest rate for each of the periods presented.

28 2011 Annual Report	U.S. GAAP	Canadian National Railway Company

Management’s Discussion and Analysis

The increase in the Company’s adjusted debt-to-total capitalization ratio at December 31, 2011, as compared to 2010 was mainly due to net debt issuances as well as a weaker Canadian-to-US dollar foreign exchange rate in effect at the balance sheet date. The operating income earned during 2011 offset the impact of the increased debt level as at December 31, 2011, resulting in a flat adjusted debt-to-adjusted EBITDA multiple, as compared to 2010.

Available financing arrangements

Revolving credit facility

In May 2011, the Company entered into an $800 million four-year revolving credit facility agreement with a consortium of lenders. The agreement allows for an increase in amount, up to a maximum of $500 million, as well as the option to extend the term by an additional year at each anniversary date, subject to the consent of individual lenders. The Company plans to use the credit facility for working capital and general corporate purposes including backstopping its commercial paper program. This facility, containing customary terms and conditions, replaces the US$1 billion credit facility that was scheduled to expire in October 2011. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance. As at December 31, 2011, the Company had no outstanding borrowings under its revolving credit facility (nil as at December 31, 2010).

Commercial paper

The Company has a commercial paper program, which is backed by its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the US dollar equivalent. As at December 31, 2011, the Company had borrowings of $82 million (US$81 million) of commercial paper (nil as at December 31, 2010) which were presented in Current portion of long-term debt on the Balance Sheet.

Bilateral letter of credit facilities

In April 2011, the Company entered into a series of three-year bilateral letter of credit facility agreements with various banks to support its requirements to post letters of credit in the ordinary course of business. As at December 31, 2011, from a total committed amount of $520 million by the various banks, the Company had letters of credit drawn of $499 million ($436 million as at December 31, 2010, under its previous US$1 billion credit facility). Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of three months, equal to at least the face value of the letters of credit issued. As at December 31, 2011, cash and cash equivalents of $499 million were pledged as collateral and recorded as Restricted cash and cash equivalents.

Shelf prospectus

In November 2011, the Company filed a new shelf prospectus with Canadian securities regulators and a registration statement with the United States Securities and Exchange Commission (SEC), providing for the issuance by CN of up to $2.5 billion of debt securities in Canadian and U.S. markets. The shelf prospectus expires December 2013. Access to capital markets under the shelf is dependent on market conditions at the time of pricing.

All forward-looking information provided in this section is subject to risks and uncertainties and is based on assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. See the section of this MD&A entitled Forward-looking statements for a discussion of assumptions and risk factors affecting such forward-looking statements.

Canadian National Railway Company	U.S. GAAP	2011 Annual Report 29

Management’s Discussion and Analysis

Contractual obligations

In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company’s contractual obligations for the following items as at December 31, 2011:

In millions	Total	2012	2013	2014	2015	2016	2017 & thereafter
Debt obligations (1)	$5,621	$82	$404	$328	$-	$557	$4,250
Interest on debt obligations	5,025	312	301	284	276	268	3,584
Capital lease obligations (2)	1,254	99	151	270	109	297	328
Operating lease obligations (3)	665	128	103	76	61	45	252
Purchase obligations (4)	727	457	126	101	43	-	-
Pension contributions (5)	1,065	-	225	280	280	280	-
Other long-term liabilities reflected on the balance sheet (6)	838	77	64	46	42	39	570
Other commitments (7)	323	96	40	57	85	45	-
Total obligations	$15,518	$1,251	$1,414	$1,442	$896	$1,531	$8,984

(1)
Presented net of unamortized discounts, of which $834 million relates to non-interest bearing Notes due in 2094, and excludes capital lease obligations of $955 million which are included in “Capital lease obligations.”

(2)	Includes $955 million of minimum lease payments and $299 million of imputed interest at rates ranging from approximately 0.7% to 11.8%.
(3)
Includes minimum rental payments for operating leases having initial non-cancelable lease terms of one year or more. The Company also has operating lease agreements for its automotive fleet with one-year non-cancelable terms for which its practice is to renew monthly thereafter. The estimated annual rental payments for such leases are approximately $30 million and generally extend over five years.

(4)	Includes commitments for railroad ties, rail, freight cars, locomotives and other equipment and services, and outstanding information technology service contracts and licenses.
(5)
The Company’s funding requirements are determined upon completion of actuarial valuations. The Company’s next actuarial valuations required as at December 31, 2011 will be performed in 2012. The estimated minimum required payments for pension contributions, excluding current service cost, are based on the current projected results of actuarial funding valuations on a solvency basis. Actuarial valuations are required annually and as such, future payments for pension contributions are subject to re-evaluation on an annual basis. These amounts do not include voluntary contributions in future years. (See the sections of this MD&A entitled Critical accounting policies - Pensions and other postretirement benefits as well as Other risks - Pensions).

(6)
Includes expected payments for workers’ compensation, workforce reductions, postretirement benefits other than pensions, net unrecognized tax benefits and environmental liabilities that have been classified as contractual settlement agreements.

(7)
The Company has remaining estimated commitments totaling approximately $130 million in relation to the EJ&E acquisition for railroad infrastructure improvements, grade separation projects as well as commitments under a series of agreements with individual communities and a comprehensive voluntary mitigation program established to address surrounding municipalities’ concerns. The commitment for the grade separation projects is based on estimated costs provided by the Surface Transportation Board (STB) at the time of acquisition and could be subject to adjustment. In addition, remaining implementation costs associated with the U.S. federal government legislative requirement to implement PTC by 2015 are estimated to be approximately $193 million (US$190 million).

For 2012 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures.

See the section of this MD&A entitled Forward-looking statements for a discussion of assumptions and risk factors affecting such forward-looking statements.

Acquisition
2009

On January 31, 2009, the Company acquired the principal rail lines of the EJ&E, a short-line railway that operated over 198 miles of track in and around Chicago, for a total cash consideration of US$300 million (C$373 million), paid with cash on hand. The Company accounted for the acquisition using the acquisition method of accounting pursuant to FASB ASC 805, “Business Combinations,” which the Company adopted on January 1, 2009. As such, the consolidated financial statements of the Company include the assets, liabilities and results of operations of EJ&E as of January 31, 2009, the date of acquisition. The costs incurred to acquire the EJ&E of approximately $49 million were expensed and reported in Casualty and other in the Consolidated Statement of Income for the year ended December 31, 2009 (see Note 2 - Accounting changes).

The following table summarizes the consideration paid for EJ&E and the fair value of the assets acquired and liabilities assumed that were recognized at the acquisition date:

In US millions	At January 31, 2009
Consideration
Cash	$300
Fair value of total consideration transferred	$300
Recognized amounts of identifiable assets
acquired and liabilities assumed
Current assets	$4
Properties	310
Current liabilities	(4)
Other noncurrent liabilities	(10)
Total identifiable net assets	$300

The 2009 revenues and net income of EJ&E included in the Company’s Consolidated Statement of Income from the acquisition date to December 31, 2009, were $74 million and $12 million, respectively.

30 2011 Annual Report	U.S. GAAP	Canadian National Railway Company

Management’s Discussion and Analysis

Disposal of property
2011

IC RailMarine Terminal

In August 2011, the Company sold substantially all of the assets of IC RailMarine Terminal Company (ICRMT), an indirect subsidiary of the Company, to Raven Energy, LLC, an affiliate of Foresight Energy, LLC (Foresight) and the Cline Group (Cline), for cash proceeds of $70 million (US$73 million) before transaction costs. ICRMT is located on the east bank of the Mississippi River and stores and transfers bulk commodities and liquids between rail, ship and barge, serving customers in North American and global markets. Under the sale agreement, the Company will benefit from a 10-year rail transportation agreement with Savatran LLC, an affiliate of Foresight and Cline, to haul a minimum annual volume of coal from four Illinois mines to the ICRMT transfer facility. The transaction resulted in a gain on disposal of $60 million ($38 million after-tax) that was recorded in Other income.

Lakeshore East

In March 2011, the Company entered into an agreement with Metrolinx to sell a segment of the Kingston subdivision known as the Lakeshore East in Pickering and Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Lakeshore East”), for cash proceeds of $299 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Lakeshore East at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $288 million ($254 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

2010

Oakville subdivision

In March 2010, the Company entered into an agreement with Metrolinx to sell a portion of the property known as the Oakville subdivision in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Oakville subdivision”), for proceeds of $168 million before transaction costs, of which $24 million was placed in escrow at the time of disposal and was entirely released by December 31, 2010 in accordance with the terms of the agreement. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Oakville subdivision at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $152 million ($131 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

2009

Lower Newmarket subdivision

In November 2009, the Company entered into an agreement with Metrolinx to sell the property known as the Lower Newmarket subdivision in Vaughan and Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Lower Newmarket subdivision”), for cash proceeds of $71 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Lower Newmarket subdivision at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $69 million ($59 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

Weston subdivision

In March 2009, the Company entered into an agreement with GO Transit to sell the property known as the Weston subdivision in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Weston subdivision”), for cash proceeds of $160 million before transaction costs, of which $50 million placed in escrow at the time of disposal was entirely released by December 31, 2009 in accordance with the terms of the agreement. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Weston subdivision at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $157 million ($135 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

Off balance sheet arrangements

Accounts receivable securitization program

The Company had a five-year agreement to sell an undivided co-ownership interest in a revolving pool of freight receivables to an unrelated trust for maximum cash proceeds of $600 million. The agreement expired on May 31, 2011 and was not renewed.

Guarantees and indemnifications

In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.

The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

The nature of these guarantees or indemnifications, the maximum potential amount of future payments, the carrying amount of the liability, if any, and the nature of any recourse provisions are disclosed in Note 17 - Major commitments and contingencies to the Company’s Annual Consolidated Financial Statements.

Canadian National Railway Company	U.S. GAAP	2011 Annual Report 31

Management’s Discussion and Analysis

Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the Company’s major plans is provided in Note 11 - Stock plans, to the Company’s Annual Consolidated Financial Statements. The following table provides the total stock-based compensation expense for awards under all plans, as well as the related tax benefit recognized in income, for the years ended December 31, 2011, 2010 and 2009:

In millions	Year ended December 31,	2011	2010	2009
Cash settled awards
Restricted share unit plan		$81	$77	$43
Voluntary Incentive Deferral Plan		21	18	33
		102	95	76
Stock option awards		10	9	14
Total stock-based compensation expense		$112	$104	$90
Tax benefit recognized in income		$24	$27	$26

Financial instruments

In the normal course of business, the Company is exposed to various risks such as customer credit risk, commodity price risk, interest rate risk, foreign currency risk, and liquidity risk. To manage these risks, the Company follows a financial risk management framework, which is monitored and approved by the Company’s Finance Committee, with a goal of maintaining a strong balance sheet, optimizing earnings per share and free cash flow, financing its operations at an optimal cost of capital and preserving its liquidity. The Company has limited involvement with derivative financial instruments in the management of its risks and does not use them for trading purposes. At December 31, 2011, the Company did not have any significant derivative financial instruments outstanding. See Note 18 - Financial instruments, to the Company’s Annual Consolidated Financial Statements for a discussion of such risks.

Payments for income taxes

The Company is required to make scheduled installment payments as prescribed by the tax authorities. In Canada, the Company’s domestic jurisdiction, tax installments in a given year are generally based on the prior year’s pretax income whereas in the U.S., the Company’s predominate foreign jurisdiction, they are based on forecasted pretax income of that year.

In 2011, net income tax payments to Canadian tax authorities were $360 million ($171 million in 2010) and net income tax payments to U.S. tax authorities were $122 million ($43 million in 2010). For the 2012 fiscal year, the Company’s net income tax payments are expected to be approximately $500 million. Net income tax payments for 2011 and 2012 both include the impact of recent changes in tax laws, specifically, the savings attributable to the Tax Relief, Unemployment Insurance Reauthorization and Job Creation Act in the United States, which increases the accelerated depreciation allowable from 50% to 100% for the period from September 2010 through to the end of 2011, and allows for 50% accelerated depreciation in 2012.

See the section of this MD&A entitled Forward-looking statements for assumptions and risk factors affecting such forward-looking statement.

Common shares

Share repurchase programs

In January 2011, the Board of Directors of the Company approved a share repurchase program which allowed for the repurchase of up to 16.5 million common shares to the end of December 2011 pursuant to a normal course issuer bid, at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. This share repurchase program was completed by September 30, 2011.

In October 2011, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to 17.0 million common shares between October 28, 2011 and October 27, 2012 pursuant to a normal course issuer bid at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange.

The following table provides the activity under such share repurchase programs, as well as the share repurchase programs of the prior years:

In millions, except per share data
Year ended December 31,	2011	2010	2009
October 2011 - October 2012 program
Number of common shares (1)	3.4	N/A	N/A
Weighted-average price per share (2)	$75.08	N/A	N/A
Amount of repurchase	$256	N/A	N/A
January 2011 - December 2011 program
Number of common shares (1)	16.5	N/A	N/A
Weighted-average price per share (2)	$70.56	N/A	N/A
Amount of repurchase	$1,164	N/A	N/A
January 2010 - December 2010 program
Number of common shares (1)	N/A	15.0	N/A
Weighted-average price per share (2)	N/A	$60.86	N/A
Amount of repurchase	N/A	$913	N/A
July 2008 - July 2009 program
Number of common shares	N/A	N/A	-
Weighted-average price per share	N/A	N/A	$-
Amount of repurchase	N/A	N/A	$-
Total for the year
Number of common shares (1)	19.9	15.0	-
Weighted-average price per share (2)	$71.33	$60.86	$-
Amount of repurchase	$1,420	$913	$-

(1)
Includes common shares purchased in the first and fourth quarters of 2011 and in the second and third quarters of 2010 pursuant to private agreements between the Company and arm’s-length third-party sellers.

(2)	Includes brokerage fees.

32 2011 Annual Report	U.S. GAAP	Canadian National Railway Company

Management’s Discussion and Analysis

Outstanding share data

As at February 3, 2012, the Company had 442.0 million common shares and 6.3 million stock options outstanding.

Recent accounting pronouncement

The Accounting Standards Board of the Canadian Institute of Chartered Accountants requires all publicly accountable enterprises to report under International Financial Reporting Standards (IFRS) for the fiscal years beginning on or after January 1, 2011. However, National Instrument 52-107 issued by the Ontario Securities Commission allows Securities and Exchange Commission (SEC) issuers, as defined by the U.S. Securities and Exchange Commission, such as CN, to file with Canadian securities regulators financial statements prepared in accordance with U.S. GAAP. As such, the Company has decided not to report under IFRS by 2011 and to continue reporting under U.S. GAAP. The SEC has issued a roadmap for the potential convergence to IFRS for U.S. issuers. Should the SEC decide it will move forward with the convergence to IFRS, the Company will convert its reporting to IFRS at that time.

Critical accounting policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ from these estimates. The Company’s policies for personal injury and other claims, environmental matters, depreciation, pensions and other postretirement benefits, and income taxes, require management’s more significant judgments and estimates in the preparation of the Company’s consolidated financial statements and, as such, are considered to be critical. The following information should be read in conjunction with the Company’s Annual Consolidated Financial Statements and Notes thereto.

Management discusses the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors, and the Audit Committee has reviewed the Company’s related disclosures.

Personal injury and other claims

In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

Canada

Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. As such, the provision for employee injury claims is discounted. In the provinces where the Company is self-insured, costs related to employee work-related injuries are accounted for based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. A comprehensive actuarial study is generally performed at least on a triennial basis. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

As at December 31, 2011, 2010 and 2009, the Company’s provision for personal injury and other claims in Canada was as follows:

In millions	2011	2010	2009
Balance January 1	$200	$178	$189
Accruals and other	31	59	48
Payments	(32)	(37)	(59)
Balance December 31	$199	$200	$178
Current portion - Balance December 31	$39	$39	$34

Assumptions used in estimating the ultimate costs for Canadian employee injury claims consider, among others, the discount rate, the rate of inflation, wage increases and health care costs. The Company periodically reviews its assumptions to reflect currently available information. Over the past three years, the Company has not significantly changed any of these assumptions. Changes in any of these assumptions could materially affect Casualty and other expense as reported in the Company’s results of operations.

For all other legal claims in Canada, estimates are based on the specifics of the case, trends and judgment.

United States

Personal injury claims by the Company’s employees, including claims alleging occupational disease and work-related injuries, are subject to the provisions of the Federal Employers’ Liability Act (FELA). Employees are compensated under FELA for damages assessed based on a finding of fault through the U.S. jury system or through individual settlements. As such, the provision is undiscounted. With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury, including asserted and unasserted occupational disease claims, and property damage claims, based on actuarial estimates of their ultimate cost. A comprehensive actuarial study is performed annually.

Canadian National Railway Company	U.S. GAAP	2011 Annual Report 33

Management’s Discussion and Analysis

For employee work-related injuries, including asserted occupational disease claims, and third-party claims, including grade crossing, trespasser and property damage claims, the actuarial valuation considers, among other factors, CN’s historical patterns of claims filings and payments. For unasserted occupational disease claims, the actuarial study includes the projection of CN’s experience into the future considering the potentially exposed population. The Company adjusts its liability based upon management’s assessment and the results of the study. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

Due to the inherent uncertainty involved in projecting future events, including events related to occupational diseases, which include but are not limited to, the timing and number of actual claims, the average cost per claim and the legislative and judicial environment, the Company’s future payments may differ from current amounts recorded.

External actuarial studies reflecting favorable claims development over recent years have supported net reductions to the Company’s provision for U.S. personal injury and other claims of $6 million, $19 million and $60 million in 2011, 2010 and 2009, respectively. The reductions were mainly attributable to decreases in the Company’s estimates of unasserted claims and costs related to asserted claims as a result of its ongoing risk mitigation strategy focused on reducing the frequency and severity of claims through injury prevention and containment; mitigation of claims; and lower settlements for existing claims.

As at December 31, 2011, 2010 and 2009, the Company’s provision for personal injury and other claims in the U.S. was as follows:

In millions	2011	2010	2009
Balance January 1	$146	$166	$265
Accruals and other	30	7	(46)
Payments	(65)	(27)	(53)
Balance December 31	$111	$146	$166
Current portion - Balance December 31	$45	$44	$72

For the U.S. personal injury and other claims liability, historical claim data is used to formulate assumptions relating to the expected number of claims and average cost per claim (severity) for each year. Changes in any one of these assumptions could materially affect Casualty and other expense as reported in the Company’s results of operations. For example, a 5% change in the asbestos average claim cost or a 1% change in the inflation trend rate would result in an increase or decrease of approximately $2 million in the liability recorded for unasserted asbestos claims.

Environmental matters

Known existing environmental concerns

The Company has identified approximately 310 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, associated with alleged contamination and is subject to environmental clean-up and enforcement actions, including those imposed by the United States Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, or analogous state laws. CERCLA and similar state laws, in addition to other similar Canadian and U.S. laws, generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 10 sites governed by the Superfund law (and analogous state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.

The ultimate cost of addressing these known contaminated sites cannot be definitely established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination; the nature of anticipated response actions, taking into account the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. A liability is initially recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company estimates the costs related to a particular site using cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts. In the case of multiple parties, the Company accrues its allocable share of liability taking into account the Company’s alleged responsibility, the number of potentially responsible parties and their ability to pay their respective share of the liability. Adjustments to initial estimates are recorded as additional information becomes available.

The Company’s provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Environmental accruals, which are classified as Casualty and other in the Consolidated Statement of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates. Recoveries of en-vironmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

34 2011 Annual Report	U.S. GAAP	Canadian National Railway Company

Management’s Discussion and Analysis

As at December 31, 2011, 2010 and 2009, the Company’s provision for specific environmental sites was as follows:

In millions	2011	2010	2009
Balance January 1	$150	$103	$125
Accruals and other	17	67	(7)
Payments	(15)	(20)	(15)
Balance December 31	$152	$150	$103
Current portion - Balance December 31	$63	$34	$38

The Company anticipates that the majority of the liability at December 31, 2011 will be paid out over the next five years. However, some costs may be paid out over a longer period. The Company expects to partly recover certain accrued remediation costs associated with alleged contamination and has recorded a receivable in Intangible and other assets for such recoverable amounts. Based on the information currently available, the Company considers its provisions to be adequate.

As of December 31, 2011, most of the Company’s properties have reached the final assessment stage; therefore costs related to such sites have been anticipated. The final assessment stage can span multiple years.

Unknown existing environmental concerns

While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years based on known information, the discovery of new facts, future changes in laws, the possibility of releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including:

(i)	the lack of specific technical information available with respect to many sites;

(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites; and

(iv)	the determination of the Company’s liability in proportion to other potentially responsible parties and the ability to recover costs from any third parties with respect to particular sites.

Therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company’s financial position or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

Future occurrences

In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws and other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.

Regulatory compliance

The Company may incur significant capital and operating costs associated with environmental regulatory compliance and cleanup requirements, in its railroad operations and relating to its past and present ownership, operation or control of real property. Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Operating expenses for environmental matters amounted to $4 million in 2011, $23 million in 2010 and $11 million in 2009. For 2012, the Company expects to incur approximately $15 million of operating expenses relating to environmental matters. In addition, based on the results of its operations and maintenance programs, as well as ongoing environmental audits and other factors, the Company plans for specific capital improvements on an annual basis. Certain of these improvements help ensure facilities, such as fuelling stations and waste water and storm water treatment systems, comply with environmental standards and include new construction and the updating of existing systems and/or processes. Other capital expenditures relate to assessing and remediating certain impaired properties. The Company’s environmental capital expenditures amounted to $11 million in 2011, $14 million in 2010 and $9 million in 2009. For 2012, the Company expects to incur capital expenditures relating to environmental matters in the same range as 2011.

Canadian National Railway Company	U.S. GAAP	2011 Annual Report 35

Management’s Discussion and Analysis

Depreciation

Properties are carried at cost less accumulated depreciation including asset impairment write-downs. The cost of properties, including those under capital leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated service lives, measured in years, except for rail which is measured in millions of gross tons per mile. The Company follows the group method of depreciation whereby a single composite depreciation rate is applied to the gross investment in a class of similar assets, despite small differences in the service life or salvage value of individual property units within the same asset class. The Company uses approximately 40 different depreciable asset classes.

For all depreciable assets, the depreciation rate is based on the estimated service lives of the assets. Assessing the reasonableness of the estimated service lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company’s U.S. properties are subject to comprehensive depreciation studies as required by the STB and are conducted by external experts. Depreciation studies for Canadian properties are not required by regulation and are therefore conducted internally. Studies are performed on specific asset groups on a periodic basis. Changes in the estimated service lives of the assets and their related composite depreciation rates are implemented prospectively.

The studies consider, among other factors, the analysis of historical retirement data using recognized life analysis techniques, and the forecasting of asset life characteristics. Changes in circumstances, such as technological advances, changes to the Company’s business strategy, changes in the Company’s capital strategy or changes in regulations can result in the actual service lives differing from the Company’s estimates.

A change in the remaining service life of a group of assets, or their estimated net salvage value, will affect the depreciation rate used to amortize the group of assets and thus affect depreciation expense as reported in the Company’s results of operations. A change of one year in the composite service life of the Company’s fixed asset base would impact annual depreciation expense by approximately $23 million.

Depreciation studies are a means of ensuring that the assumptions used to estimate the service lives of particular asset groups are still valid and where they are not, they serve as the basis to establish the new depreciation rates to be used on a prospective basis. In the first quarter of 2011, the Company completed the final phase of its depreciation studies that began in 2010 for Canadian properties and U.S. rolling stock and equipment. As a result of this phase of the studies, in the first quarter of 2011, the Company changed the estimated service lives for various assets and their related composite depreciation rates. Overall, the depreciation studies resulted in an annualized increase to depreciation expense of approximately $30 million.

In 2011, the Company recorded total depreciation expense of $883 million ($833 million in 2010 and $789 million in 2009). At December 31, 2011, the Company had Properties of $23,917 million, net of accumulated depreciation of $9,904 million ($22,917 million in 2010, net of accumulated depreciation of $9,553 million). Additional disclosures are provided in Note 5 - Properties, to the Company’s Annual Consolidated Financial Statements.

U.S. generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

Pensions and other postretirement benefits

The Company’s plans have a measurement date of December 31. The following table shows the Company’s pension asset, pension liability and other postretirement benefits liability at December 31, 2011, and December 31, 2010:

In millions	December 31,	2011	2010
Pension asset		$-	$442
Pension liability		$829	$245
Other postretirement benefits liability		$284	$283

The descriptions in the following paragraphs pertaining to pensions relate generally to the Company’s main pension plan, the CN Pension Plan, unless otherwise specified.

Calculation of net periodic benefit cost (income)

The Company accounts for net periodic benefit cost for pensions and other postretirement benefits as required by FASB ASC 715 “Compensation - Retirement Benefits.” Under the standard, assumptions are made regarding the valuation of benefit obligations and performance of plan assets. In the calculation of net periodic benefit cost, the standard allows for a gradual recognition of changes in benefit obligations and fund performance over the expected average remaining service life of the employee group covered by the plans.

In accounting for pensions and other postretirement benefits, assumptions are required for, among others, the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase, health care cost trend rates, mortality rates, employee early retirements, terminations and disability. Changes in these assumptions result in actuarial gains or losses, which are recognized in Other comprehensive income (loss). The Company amortizes these gains or losses into net periodic benefit cost over the expected average remaining service life of the employee group covered by the plans only to the extent that the unrecognized net actuarial gains and losses are in excess of the corridor threshold, which is calculated as 10% of the greater of

36	2011 Annual Report	U.S. GAAP	Canadian National Railway Company

Management’s Discussion and Analysis

the beginning-of-year balances of the projected benefit obligation or market-related value of plan assets. The Company’s net periodic benefit cost for future periods is dependent on demographic experience, economic conditions and investment performance. Recent demographic experience has revealed no material net gains or losses on termination, retirement, disability and mortality. Experience with respect to economic conditions and investment performance is further discussed herein.

For the years ended December 31, 2011, 2010 and 2009, the consolidated net period benefit cost (income) for pensions and other postretirement benefits were as follows:

In millions	Year ended December 31,	2011	2010	2009
Net periodic benefit cost (income) for pensions		$(80)	$(70)	$(34)
Net periodic benefit cost for other postretirement benefits		$19	$18	$19

At December 31, 2011 and 2010, the projected pension benefit obligation and accumulated other postretirement benefit obligation (APBO) were as follows:

In millions	December 31,	2011	2010
Projected pension benefit obligation		$15,548	$14,895
Accumulated other postretirement benefit obligation		$284	$283

Discount rate assumption
The Company’s discount rate assumption, which is set annually at the end of each year, is used to determine the projected benefit obligation at the end of the year and the net periodic benefit cost for the following year. The discount rate is used to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments with a rating of AA or better, would provide the necessary cash flows to pay for pension benefits as they become due. The discount rate is determined by management with the aid of third-party actuaries. The Company’s methodology for determining the discount rate is based on a zero-coupon bond yield curve, which is derived from semi-annual bond yields provided by a third party. The portfolio of hypothetical zero-coupon bonds is expected to generate cash flows that match the estimated future benefit payments of the plans as the bond rate for each maturity year is applied to the plans’ corresponding expected benefit payments of that year. A discount rate of 4.84%, based on bond yields prevailing at December 31, 2011 (5.32% at December 31, 2010) was considered appropriate by the Company to match the approximately 10-year average duration of estimated future benefit payments. The current estimate for the expected average remaining service life of the employee group covered by the plans is approximately nine years.

The Company amortizes net actuarial gains and losses over the expected average remaining service life of the employee group covered by the plans, only to the extent they are in excess of the corridor threshold. For the year ended December 31, 2011, the Company recorded a net actuarial loss of $1,543 million on its pension plans increasing the net actuarial loss recognized in Accumulated other comprehensive loss to $2,720 million ($1,185 million in 2010). The increase in the net actuarial loss was primarily due to the negative liability experience resulting from the decrease in the discount rate from 5.32% to 4.84%, as well as the difference in the actual and expected return on plan assets for the year ended December 31, 2011.

For the year ended December 31, 2011, a 0.25% decrease in the 4.84% discount rate used to determine the projected benefit obligation would have resulted in a decrease of approximately $385 million to the funded status for pensions and an increase of approximately $25 million to the 2012 net periodic benefit cost. A 0.25% increase in the discount rate would have resulted in an increase of approximately $375 million to the funded status for pensions and a decrease of approximately $25 million to the 2012 net periodic benefit cost.

Expected long-term rate of return assumption
To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers multiple factors. The expected long-term rate of return is determined based on expected future performance for each asset class and is weighted based on the current asset portfolio mix. Consideration is taken of the historical performance, the premium return generated from an actively managed portfolio, as well as current and future anticipated asset allocations, economic developments, inflation rates and administrative expenses. Based on these factors, the rate is determined by the Company. For 2011, the Company used a long-term rate of return assumption of 7.50% on the market-related value of plan assets to compute net periodic benefit cost. Effective January 1, 2012, the Company will reduce the expected long-term rate of return on plan assets from 7.50% to 7.25% to reflect management’s current view of long-term investment returns. The effect of this change in management’s assumption will be to increase 2012 net periodic benefit cost by approximately $20 million. The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately. If the Company had elected to use the market value of assets, which for the CN Pension Plan at December 31, 2011 was approximately the same as the market-related value of assets, there would be no significant impact to the net periodic benefit cost for 2012.

The assets of the Company’s various plans are held in separate trust funds which are diversified by asset type, country and investment strategies. Each year, the CN Board of Directors reviews and confirms or amends the Statement of Investment Policies and Procedures (SIPP) which includes the plans’ long-term asset class mix and related benchmark indices (Policy). This Policy is based

Canadian National Railway Company	U.S. GAAP	2011 Annual Report	37

Management’s Discussion and Analysis

on a long-term forward-looking view of the world economy, the dynamics of the plans’ benefit liabilities, the market return expectations of each asset class and the current state of financial markets. The Policy mix in 2011 was: 2% cash and short-term investments, 38% bonds, 47% equities, 4% real estate, 5% oil and gas and 4% infrastructure assets.

Annually, the CN Investment Division, a division of the Company created to invest and administer the assets of the plans, proposes a short-term asset mix target (Strategy) for the coming year, which is expected to differ from the Policy, because of current economic and market conditions and expectations. The Investment Committee of the Board (Committee) regularly compares the actual asset mix to the Policy and Strategy asset mixes and evaluates the actual performance of the trust funds in relation to the performance of the Policy, calculated using Policy asset mix and the performance of the benchmark indices.

The Committee’s approval is required for all major investments in illiquid securities. The SIPP allows for the use of derivative financial instruments to implement strategies or to hedge or adjust existing or anticipated exposures. The SIPP prohibits investments in securities of the Company or its subsidiaries. During the last 10 years ended December 31, 2011, the CN Pension Plan earned an annual average rate of return of 6.62%.

The actual, market-related value, and expected rates of return on plan assets for the last five years were as follows:

Rates of return	2011	2010	2009	2008	2007
Actual	0.3%	8.7%	10.8%	(11.0%)	8.0%
Market-related value	3.0%	4.8%	6.5%	7.8%	12.7%
Expected	7.50%	7.75%	7.75%	8.00%	8.00%

The Company’s expected long-term rate of return on plan assets reflects management’s view of long-term investment returns and the effect of a 1% variation in such rate of return would result in a change to the net periodic benefit cost of approximately $85 million. Management’s assumption of the expected long-term rate of return is subject to risks and uncertainties that could cause the actual rate of return to differ materially from management’s assumption. There can be no assurance that the plan assets will be able to earn the expected long-term rate of return on plan assets.

Net periodic benefit cost for pensions for 2012
In 2012, the Company expects a net periodic benefit cost in the range of approximately $20 million to $35 million for all its defined benefit pension plans. The unfavorable variance compared to 2011 is mainly due to a decrease in the expected rate of return from 7.50% to 7.25% as well as the amortization of actuarial losses resulting from a decrease in the discount rate used from 5.32% to 4.84% and an actual return on plan assets less than the expected return in 2011, partly offset by lower interest costs.

Plan asset allocation
Based on the fair value of the assets held as at December 31, 2011, excluding the economic exposure of derivatives, the assets of the Company’s various plans are comprised of 7.0% in cash and short-term investments, 26.3% in bonds, 1.2% in mortgages, 42.3% in equities, 1.5% in real estate assets, 8.4% in oil and gas, 4.8% in infrastructure, 8.2% in absolute return investments and 0.3% in other assets. See Note 12 - Pensions and other postretirement benefits, to the Company’s Annual Consolidated Financial Statements for information on the fair value measurements of such assets.

A significant portion of the plans’ assets are invested in publicly traded equity securities whose return is primarily driven by stock market performance. Debt securities also account for a significant portion of the plans’ investments and provide a partial offset to the variation in the pension benefit obligation that is driven by changes in the discount rate. The funded status of the plan fluctuates with future market conditions and impacts funding requirements. The Company will continue to make contributions to the pension plans that as a minimum meet pension legislative requirements.

Rate of compensation increase and health care cost trend rate
The rate of compensation increase is determined by the Company based upon its long-term plans for such increases. For 2011, a rate of compensation increase of 3.25% and 3.50% was used to determine the projected benefit obligation and the net periodic benefit cost respectively.

For postretirement benefits other than pensions, the Company reviews external data and its own historical trends for health care costs to determine the health care cost trend rates. For measurement purposes, the projected health care cost trend rate for prescription drugs was assumed to be 10% in 2011, and it is assumed that the rate will decrease gradually to 4.5% in 2028 and remain at that level thereafter.

For the year ended December 31, 2011, a one-percentage-point change in either the rate of compensation increase or the health care cost trend rate would not cause a material change to the Company’s net periodic benefit cost for both pensions and other postretirement benefits.

Funding of pension plans
For accounting purposes, the funded status is calculated under generally accepted accounting principles for all pension plans. For funding purposes, the funded status is also calculated under going-concern and solvency scenarios as prescribed under pension legislation and subject to guidance issued by the Canadian Institute of Actuaries (CIA) for all of the Canadian defined benefit pension plans. The Company’s funding requirements are determined upon completion of actuarial valuations. Due to recent legislative changes, actuarial valuations will be required on an annual basis as at December 31, 2011 for all Canadian plans, or when deemed appropriate by the OSFI.

38	2011 Annual Report	U.S. GAAP	Canadian National Railway Company

Management’s Discussion and Analysis

The latest actuarial valuation of the CN Pension Plan for funding purposes was conducted as at December 31, 2008 and indicated a funding excess on a going-concern and solvency basis. The Company’s next actuarial valuation required as at December 31, 2011 will be performed in 2012. While this actuarial valuation is expected to identify a going concern surplus of approximately $1 billion, on a solvency basis a funding deficit of approximately $1.4 billion is expected due to the level of interest rates applicable during that measurement period and the pension plan asset returns. The federal pension legislation requires funding deficits, as calculated under current pension regulations, to be paid over a number of years. Actuarial valuations are also required annually for the Company’s U.S. pension plans.

In 2011, in anticipation of its future funding requirements, the Company made voluntary contributions of $350 million in excess of the required contributions mainly to strengthen the financial position of its main pension plan, the CN Pension Plan. The Company has been advised by the OSFI that this contribution can be treated as a prepayment against its 2012 pension deficit funding requirements. As a result, the Company’s cash contributions for 2012 are expected to be in the range of approximately $275 million to $575 million for all its pension plans and include a voluntary contribution of approximately $150 million to $450 million. The Company expects cash from operations and its other sources of financing to be sufficient to meet its 2012 funding obligations.

Adverse changes to the assumptions used to calculate the Company’s funding status, particularly the discount rate, as well as changes to existing federal pension legislation could significantly impact the Company’s future contributions.

Information disclosed by major pension plan
The following table provides the Company’s plan assets by category, projected benefit obligation at end of year, as well as Company and employee contributions by major defined benefit pension plan:

		CN	BC Rail Ltd	U.S. and
In millions	December 31, 2011	Pension Plan	Pension Plan	other plans	Total
Plan assets by category
Cash and short-term investments		$976	$36	$14	$1,026
Bonds		3,636	165	74	3,875
Mortgages		172	6	-	178
Equities		5,945	196	91	6,232
Real estate		206	7	1	214
Oil and gas		1,186	42	4	1,232
Infrastructure		680	24	3	707
Absolute return		1,158	38	4	1,200
Other		33	14	8	55
Total plan assets		$13,992	$528	$199	$14,719
Projected benefit obligation at end of year		$14,514	$533	$501	$15,548
Company contributions in 2011		$422	$15	$21	$458
Employee contributions in 2011		$54	$-	$-	$54

Additional disclosures are provided in Note 12 - Pensions and other postretirement benefits, to the Company’s Annual Consolidated Financial Statements.

Income taxes
The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred income tax asset or liability is included in the computation of net income or Other comprehensive income (loss). Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. As a result, a projection of taxable income is required for those years, as well as an assumption of the ultimate recovery/settlement period for temporary differences. The projection of future taxable income is based on management’s best estimate and may vary from actual taxable income. On an annual basis, the Company assesses the need to establish a valuation allowance for its deferred income tax assets, and if it is deemed more likely than not that its deferred income tax assets will not be realized, a valuation allowance is recorded. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities including the available carryback and carryforward periods, projected future taxable income, and tax planning strategies in making this assessment. As at December 31, 2011, in order to fully realize all of the deferred income tax assets, the Company will need to generate future taxable income of approximately $1.6 billion and, based upon the level of historical taxable income and projections of future taxable income over the periods

Canadian National Railway Company	U.S. GAAP	2011 Annual Report	39

Management’s Discussion and Analysis

in which the deferred income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. Management has assessed the impacts of the current economic environment and concluded there are no significant impacts to its assertions for the realization of deferred income tax assets.

In addition, Canadian, or domestic, tax rules and regulations, as well as those relating to foreign jurisdictions, are subject to interpretation and require judgment by the Company that may be challenged by the taxation authorities upon audit of the filed income tax returns. Tax benefits are recognized if it is more likely than not that the tax position will be sustained on examination by the taxation authorities. As at December 31, 2011, the total amount of gross unrecognized tax benefits was $46 million, before considering tax treaties and other arrangements between taxation authorities. The amount of net unrecognized tax benefits as at December 31, 2011 was $35 million. If recognized, all of the net unrecognized tax benefits as at December 31, 2011 would affect the effective tax rate. The Company believes that it is reasonably possible that approximately $16 million of the net unrecognized tax benefits as at December 31, 2011 related to various federal, state, and provincial income tax matters, each of which are individually insignificant, may be recognized over the next twelve months as a result of settlements and a lapse of the applicable statute of limitations. In Canada, the Company’s federal income tax returns filed for the years 2007 to 2010 and the provincial income tax returns filed for the years 2006 to 2010 remain subject to examination by the taxation authorities. In the second quarter of 2011, the taxation authorities commenced examinations of the Company’s federal income tax returns for 2007 and 2008 which are expected to be completed during 2012. Current ongoing examinations on specific tax positions taken for federal and provincial income tax returns filed for the 2006 year are also expected to be completed during 2012. In the U.S., both the federal and state income tax returns filed for the years 2007 to 2010 remain subject to examination by the taxation authorities. In the fourth quarter of 2011, the taxation authorities commenced examinations of the Company’s Indiana state income tax returns for 2008 to 2010 and are expected to be completed during 2012. Current on-going examinations of the Company’s Wisconsin state income tax returns for 2003 to 2006 are also expected to be completed during 2012. The Company does not anticipate any significant impacts to its results of operations or financial position as a result of the final resolutions of such matters.

The Company’s deferred income tax assets are mainly composed of temporary differences related to the pension liability, accruals for personal injury claims and other reserves, other postretirement benefits liability, and net operating losses and tax credit carryforwards. The majority of these accruals will be paid out over the next five years. The Company’s deferred income tax liabilities are mainly composed of temporary differences related to properties. The reversal of temporary differences is expected at future-enacted income tax rates which could change due to fiscal budget changes and/or changes in income tax laws. As a result, a change in the timing and/or the income tax rate at which the components will reverse, could materially affect deferred income tax expense as recorded in the Company’s results of operations. A one-percentage-point change in the Company’s reported effective income tax rate would have the effect of changing the income tax expense by $34 million in 2011.

From time to time, the federal, provincial, and state governments enact new corporate income tax rates resulting in either lower or higher tax liabilities. Such enactments occurred in each of 2011 and 2009 and resulted in a net deferred income tax expense of $40 million and a deferred income tax recovery of $126 million, respectively, with corresponding adjustments to the Company’s net deferred income tax liability.

For the year ended December 31, 2011, the Company recorded total income tax expense of $899 million ($772 million in 2010 and $407 million in 2009), of which $531 million was a deferred income tax expense and included a net deferred income tax expense of $40 million resulting from the enactment of state corporate income tax rate changes and other legislated state tax revisions, and a current income tax recovery of $11 million relating to certain fuel costs attributed to various wholly-owned subsidiaries’ fuel consumption in prior periods. In 2010, $418 million of the reported income tax expense was for deferred income taxes. In 2009, $138 million of the reported income tax expense was for deferred income taxes, and included a deferred income tax recovery of $157 million. Of this amount, $126 million resulted from the enactment of lower provincial corporate income tax rates, $16 million resulted from the recapitalization of a foreign investment, and $15 million resulted from the resolution of various income tax matters and adjustments related to tax filings of prior years. The Company’s net deferred income tax liability at December 31, 2011 was $5,287 million ($5,099 million at December 31, 2010). Additional disclosures are provided in Note 14 - Income taxes, to the Company’s Annual Consolidated Financial Statements.

Business risks
In the normal course of business, the Company is exposed to various business risks and uncertainties that can have an effect on the Company’s results of operations, financial position, or liquidity. While some exposures may be reduced by the Company’s risk management strategies, many risks are driven by external factors beyond the Company’s control or are of a nature which cannot be eliminated. The following is a discussion of key areas of business risks and uncertainties.

Competition
The Company faces significant competition, including from rail carriers and other modes of transportation, and is also affected by its customers’ flexibility to select among various origins and

40	2011 Annual Report	U.S. GAAP	Canadian National Railway Company

Management’s Discussion and Analysis

destinations, including ports, in getting their products to market. Specifically, the Company faces competition from Canadian Pacific Railway Company (CP), which operates the other major rail system in Canada and services most of the same industrial areas, commodity resources and population centers as the Company; major U.S. railroads and other Canadian and U.S. railroads; long-distance trucking companies, and transportation via the St. Lawrence-Great Lakes Seaway and the Mississippi River. In addition, while railroads must build or acquire and maintain their rail systems, motor carriers and barges are able to use public rights-of-way that are built and maintained by public entities without paying fees covering the entire costs of their usage.

Competition is generally based on the quality and the reliability of the service provided, access to markets, as well as price. Factors affecting the competitive position of customers, including exchange rates and energy cost, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins. Factors affecting the general market conditions for our customers can result in an imbalance of transportation capacity relative to demand. An extended period of supply/demand imbalance could negatively impact market rate levels for all transportation services, and more specifically the Company’s ability to maintain or increase rates. This, in turn, could materially and adversely affect the Company’s business, results of operations or financial position.

The level of consolidation of rail systems in the United States has resulted in larger rail systems that are able to offer seamless services in larger market areas and, accordingly, compete effectively with the Company in numerous markets. This requires the Company to consider arrangements or other initiatives that would similarly enhance its own service.

There can be no assurance that the Company will be able to compete effectively against current and future competitors in the transportation industry, and that further consolidation within the transportation industry and legislation allowing for more leniency in size and weight for motor carriers will not adversely affect the Company’s competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant operating and capital costs, on an ongoing basis, associated with environmental regulatory compliance and cleanup requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years based on known information, the discovery of new facts, changes in laws, the possibility of releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs.

In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. In addition, the Company is also exposed to potential catastrophic liability risk, faced by the railroad industry generally, in connection with the transportation of toxic-by-inhalation hazardous materials such as chlorine and anhydrous ammonia, commodities that the Company may be required to transport to the extent of its common carrier obligations. As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws or other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.

The environmental liability for any given contaminated site varies depending on the nature and extent of the contamination; the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As such, the ultimate cost of addressing known contaminated sites cannot be definitively established. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases.

While some exposures may be reduced by the Company’s risk mitigation strategies (including periodic audits, employee training programs and emergency plans and procedures), many environmental risks are driven by external factors beyond the Company’s control or are of a nature which cannot be completely eliminated. Therefore, there can be no assurance, notwithstanding the Company’s mitigation strategies that liabilities or costs related to environmental matters will not be incurred in the future or that environmental matters will not have a material adverse effect on the Company’s results of operations, financial position or liquidity, and reputation in a particular quarter or fiscal year.

Personal injury and other claims
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee

Canadian National Railway Company	U.S. GAAP	2011 Annual Report	41

Management’s Discussion and Analysis

and third-party personal injuries, occupational disease, and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims and benefits from insurance coverage for occurrences in excess of certain amounts. The final outcome with respect to actions outstanding or pending at December 31, 2011, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s results of operations, financial position or liquidity, in a particular quarter or fiscal year.

Labor negotiations
Canadian workforce
As at December 31, 2011, CN employed a total of 16,313 employees in Canada, of which 12,301 were unionized employees. From time to time, the Company negotiates to renew collective agreements with various unionized groups of employees. In such cases, the collective agreements remain in effect until the bargaining process has been exhausted as per the Canada Labour Code.

On September 1, 2010, CN and the Canadian Auto Workers (CAW) had initiated the bargaining process for the renewal of four collective agreements applicable to clerical and intermodal employees, shopcraft mechanics and electricians, excavator operators and owner operator truck drivers working for a CN subsidiary, which were to expire on December 31, 2010. On January 24, 2011, the parties reached agreements for all groups, thus concluding bargaining without a labor disruption. The agreements were ratified on February 14, 2011 and will expire on December 31, 2014.

On September 15, 2011 and October 11, 2011, CN and the Teamsters Canada Rail Conference (TCRC) initiated the bargaining process for the renewal of the collective agreements covering approximately 200 rail traffic controllers and 1,500 locomotive engineers respectively, which were set to expire on December 31, 2011. On December 12, 2011, the parties reached a tentative three-year agreement with the locomotive engineers expiring on December 31, 2014. The agreement was ratified by the locomotive engineers on January 27, 2012 and the wage increases are retroactive to January 1, 2012. Bargaining for the renewal of the collective agreement governing the rail traffic controllers is still ongoing.

On September 21, 2011, CN and the Steelworkers (USW) initiated the bargaining process for the renewal of the collective agreement covering approximately 2,900 track maintenance employees, which expired on December 31, 2011. On December 15, 2011, the parties reached a tentative agreement. The result of the ratification process by the employees is expected before February 15, 2012.

Disputes with bargaining units could potentially result in strikes, work stoppages, slowdowns and loss of business. Future labor agreements or renegotiated agreements could increase labor and fringe benefits expenses. There can be no assurance that the Company will be able to renew and have its collective agreements ratified without any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s results of operations or financial position.

U.S. workforce
As at December 31, 2011, CN employed a total of 6,917 employees in the United States, of which 5,732 were unionized employees.

As of February 2012, the Company had in place agreements with bargaining units representing the entire unionized workforce at Grand Trunk Western Railroad Company (GTW); Duluth, Winnipeg and Pacific Railway Company (DWP); Illinois Central Railroad Company (ICRR); companies owned by CCP Holdings, Inc. (CCP); Duluth, Missabe & Iron Range Railway Company (DMIR); Bessemer & Lake Erie Railroad Company (BLE); The Pittsburgh and Conneaut Dock Company (PCD); EJ&E; and all but one of the unions at companies owned by Wisconsin Central Transportation Corporation (WC). Agreements in place have various moratorium provisions, ranging from 2004 to 2014, which preserve the status quo in respect of given areas during the terms of such moratoriums. Several of these agreements are currently under renegotiation. The WC rail traffic controllers are in the process of negotiating their first collective agreement.

In conjunction with a notice of exemption filed with the Surface Transportation Board (STB) on April 8, 2011, effective May 8, 2011, allowing for the intracorporate merger of DWP, DMIR and WC, the Company served notice to unions representing train and engine service employees on those properties to consolidate the collective agreements and allow the transaction to be implemented. This process is governed by the New York Dock labor protective conditions which provide a mechanism to ensure that the change is achieved without disruption in the event that new agreements cannot be reached voluntarily.

Following notice of this transaction, on August 2, 2011, a tentative agreement was reached with the United Transportation Union (UTU) to merge the collective bargaining agreements of those three properties under the general terms of the WC agreement and to extend that agreement for a period of three years ending December 31, 2014. The agreement was ratified on October 14, 2011.

As a similar voluntary agreement to consolidate the locomotive engineer’s collective bargaining agreements (on those properties) was not achieved, the matter was progressed to binding arbitration for resolution. On November 29, 2011, the Arbitrator assigned to the New York Dock proceedings rendered a decision that allows CN to consolidate the locomotive engineer collective bargaining agreements effective January 1, 2012. In accordance with the terms of the agreements and conditions, the merger was consummated on December 31, 2011.

The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis. GTW, DWP, ICRR, CCP, WC, DMIR, BLE, PCD and EJ&E have bargained on a

42	2011 Annual Report	U.S. GAAP	Canadian National Railway Company

Management’s Discussion and Analysis

local basis rather than holding national, industrywide negotiations because they believe it results in agreements that better address both the employees’ concerns and preferences, and the railways’ actual operating environment. However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes the potential mutual benefits of local bargaining outweigh the risks.

Where negotiations are ongoing, the terms and conditions of existing agreements generally continue to apply until new agreements are reached or the processes of the Railway Labor Act have been exhausted.

There can be no assurance that there will not be any work action by any of the bargaining units with which the Company is currently in negotiations or that the resolution of these negotiations will not have a material adverse effect on the Company’s results of operations or financial position.

Regulation
The Company’s rail operations in Canada are subject to (i) economic regulation by the Canadian Transportation Agency (the Agency) under the Canada Transportation Act (the CTA), and (ii) safety regulation by the federal Minister of Transport under the Railway Safety Act and certain other statutes. The Company’s U.S. rail operations are subject to (i) economic regulation by the STB and (ii) safety regulation by the Federal Railroad Administration (FRA).

Economic regulation - Canada
The CTA provides rate and service remedies, including final offer arbitration (FOA), competitive line rates and compulsory interswitching. In addition, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties.

On August 12, 2008, Transport Canada announced the Terms of Reference for the Rail Freight Service Review to examine the services offered by CN and CP to Canadian shippers and customers. The review was conducted in two phases. Phase 1 consisted of analytical work to achieve a better understanding of the state of rail service. Phase 2 commenced on September 23, 2009 with the appointment of a panel to develop recommendations in consultation with stakeholders. Approximately 110 public submissions were made, including three from CN, in response to the panel’s invitation to all interested parties to provide written submissions. The panel issued an interim report on October 8, 2010, and filed its final report and recommendations with the Minister of Transport and Infrastructure in December 2010. This report, which was released to the public on March 18, 2011, recommends streamlined commercial dispute resolution, the establishment of service level agreements with customers, and public reporting of various system metrics amongst other recommendations. The Government of Canada accepted the panel’s report and announced that it intended to implement certain steps to improve the entire rail supply chain, including potentially tabling legislation to give shippers the right to a service agreement. As part of its response to the panel’s report, the Government appointed on October 31, 2011, a facilitator to lead a rail freight service discussion process. To date, the Government has introduced no new legislation.

No assurance can be given that any current or future legislative action by the federal government or other future government initiatives will not materially adversely affect the Company’s results of operations or financial position.

Economic regulation - U.S.
The STB serves as both an adjudicatory and regulatory body and has jurisdiction over railroad rate and service issues and rail restructuring transactions such as mergers, line sales, line construction and line abandonments. As such, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties.

On April 8, 2011, the Company filed with the STB a notice of exemption that would allow for the intracorporate merger of WC, DMIR, and DWP. The transaction would simplify the corporate structure of CN’s U.S. operating subsidiaries and allow for operational efficiencies and service improvements. The notice became effective May 8, 2011, and the Company, after completing labor implementing agreements, consummated the transaction on December 31, 2011.

The STB has undertaken proceedings in a number of areas recently on rail issues. In 2010, the STB commenced a proceeding to review the liability of third parties for rail car demurrage, and on February 24, 2011, it held a hearing to review the commodities and forms of service currently exempt from STB regulation. On June 22 - 23, 2011, the STB held a hearing on the current state of competition in the railroad industry. The STB will be considering the comments on these matters and may take further action.

As part of the Passenger Rail Investment and Improvement Act of 2008 (PRIIA), the U.S. Congress has authorized the STB to investigate any railroad over whose track Amtrak operates that fails to meet an 80 percent on-time performance standard for Amtrak operations extending over two calendar quarters and to determine the cause of such failures. Compliance with this mandate began with the third quarter of 2010 and is governed by performance metrics and standards jointly issued by the FRA and Amtrak on May 12, 2010. The Company is participating in a railroad industry lawsuit filed in August 2011 in the U.S. District Court in Washington, D.C. challenging the constitutionality of these performance metrics and standards. Should the STB commence an investigation and determine that a failure to meet these standards is due to the host railroad’s failure to provide preference to Amtrak, the STB is authorized to assess damages against the host railroad.

Canadian National Railway Company	U.S. GAAP	2011 Annual Report	43

Management’s Discussion and Analysis

The U.S. Congress has had under consideration for several years various pieces of legislation that would increase federal economic regulation of the railroad industry. During the 111th Congress (2009 - 2010), legislation to repeal the railroad industry’s limited antitrust exemptions was introduced in both Houses of Congress and was approved by the Senate and House Judiciary Committees. Broader legislation to modify the system of economic regulation of the railroad industry was introduced and approved by the Senate Commerce Committee on December 17, 2009. If enacted, these bills would have made significant changes to the economic regulatory system governing rail operations in the United States. The 111th Congress adjourned without taking final action on this legislation. Broad legislation to modify economic regulation of the rail industry (S. 158) and legislation to repeal the rail industry’s limited antitrust exemptions (S. 49) were introduced in 2011 in the Senate. S. 49 has also been approved by the Senate Judiciary Committee and there is no assurance that this or similar legislation will not progress through the legislative process.

The acquisition of the EJ&E in 2009 followed an extensive regulatory approval process by the STB, which included an Environmental Impact Statement (EIS) that resulted in conditions imposed to mitigate municipalities’ concerns regarding increased rail activity expected along the EJ&E line (see Contractual obligations section of this MD&A). The Company accepted the STB-imposed conditions with one exception. The Company filed an appeal at the U.S. Court of Appeals for the District of Columbia Circuit challenging the STB’s condition requiring the installation of grade separations at two locations along the EJ&E line at Company funding levels significantly beyond prior STB practice. Appeals were also filed by certain communities challenging the sufficiency of the EIS. On March 15, 2011, the Court denied the CN and community appeals. As such, the Company estimates its total remaining commitment related to the acquisition to be approximately $130 million. The commitment for the grade separation projects is based on estimated costs provided by the STB at the time of acquisition and could be subject to adjustment.

The STB also imposed a five-year monitoring and oversight condition, during which the Company is required to file with the STB monthly operational reports as well as quarterly reports on the implementation status of the STB-imposed mitigation conditions. This permits the STB to take further action if there is a material change in the facts and circumstances upon which it relied in imposing the specific mitigation conditions. In early 2010, the STB directed an audit of the Company’s EJ&E operational and environmental mitigation reports and released the results of the audit to the public in April 2010. The audit generally confirmed CN’s compliance with the STB’s reporting conditions and its cooperation with local communities to mitigate the adverse impacts of additional traffic expected as a result of the EJ&E transaction. However, the audit recommended clarification of reporting requirements for blocked crossings on the EJ&E line. Based on the audit and subsequent direction by the STB, CN provided requested information to the STB on April 26, 2010. On April 28, 2010, the STB held a hearing to review CN’s reporting on blocked crossing occurrences along the EJ&E line. On December 21, 2010, the STB concurred with the audit’s findings as to CN’s general compliance with the reporting and mitigation conditions it had imposed. The STB indicated that it will continue monitoring blocked crossing occurrences, asked for additional information from CN on certain crossing areas for future quarterly environmental reports, and indicated it would commence another audit in 2011. The STB also extended the original monitoring and oversight condition for an additional year. In a separate decision, the STB imposed a US$250,000 civil penalty on CN, which the Company paid in January 2011, based on its finding that the Company breached the Board’s oversight requirement that it report all blocked crossing occurrences of 10 minutes or more on the EJ&E line, regardless of cause. On October 14, 2011, as supplemented on November 14, 2011, the Village of Barrington, IL has requested that the STB impose additional mitigation that would require CN to fund the full cost of a grade separation at a location along the EJ&E line in Barrington. The Company has filed comments at the STB responding to Barrington’s request. In December 2011, the STB directed a second audit of the Company’s operational and environmental mitigation reporting to commence in early 2012.

The resolution of matters that could arise during the STB’s remaining oversight of the transaction cannot be predicted with certainty, and therefore, there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

The Company’s ownership of the former Great Lakes Transportation vessels is subject to regulation by the U.S. Coast Guard and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters. In addition, the Environmental Protection Agency (EPA) has authority to regulate air emissions from these vessels. On August 28, 2009, the EPA issued a proposed rule to extend an ongoing rulemaking to limit sulfur emissions for ocean-going vessels to operations in the Great Lakes. The EPA’s proposed rule would have had an adverse impact on the Company’s Great Lakes Fleet operations. The Company’s U.S.-flag vessel operator filed comments on September 28, 2009 in the proceeding. On December 22, 2009, the EPA issued its final emissions regulations, which addressed many of Great Lakes Fleet’s concerns. In addition, the U.S. Coast Guard on August 28, 2009 proposed to amend its regulations on ballast water management; the Company’s U.S.-flag vessel operator is participating in this rulemaking proceeding. On November 8, 2011, the Federal Maritime Commission (FMC), which has authority over oceanborne transport of cargo into and out of the U.S., initiated a Notice of Inquiry to examine whether the U.S. Harbor Maintenance tax and other factors may be contributing to the diversion of U.S.-bound cargo to Canadian and Mexican seaports, which could affect CN rail operations. The Company filed comments in this proceeding on January 9, 2012.

44	2011 Annual Report	U.S. GAAP	Canadian National Railway Company

Management’s Discussion and Analysis

No assurance can be given that these or any future regulatory initiatives by the U.S. federal government will not materially adversely affect the Company’s results of operations, or its competitive and financial position.

Safety regulation - Canada
Rail safety regulation in Canada is the responsibility of Transport Canada, which administers the Canadian Railway Safety Act, as well as the rail portions of other safety-related statutes. The following actions have been taken by the federal government:

(i)
In 2008, a full review of the Railway Safety Act was conducted by the Railway Safety Act Review Panel (Review Panel) and their report was tabled in the House of Commons. The Report includes more than 50 recommendations to improve rail safety in Canada but concludes that the current framework of the Railway Safety Act is sound.

(ii)
On June 4, 2010, the Minister of Transport tabled Bill C-33 proposing a number of amendments to the Railway Safety Act addressing the recommendations made by the Review Panel. The Committee completed its study of Bill C-33, but the Bill died on the Order Paper when Parliament was dissolved in March 2011. On October 6, 2011, the Government tabled Bill S-4 which included essentially the same provisions as those that were in Bill C-33.

Safety regulation - U.S.
Rail safety regulation in the U.S. is the responsibility of the FRA, which administers the Federal Railroad Safety Act, as well as the rail portions of other safety statutes. In 2008, the U.S. federal government enacted legislation reauthorizing the Federal Railroad Safety Act. This legislation covers a broad range of safety issues, including fatigue management, PTC, grade crossings, bridge safety, and other matters. The legislation requires all Class I railroads and intercity passenger and commuter railroads to implement a PTC system by December 31, 2015 on mainline track where intercity passenger railroads and commuter railroads operate and where toxic-by-inhalation hazardous materials are transported. PTC is a collision avoidance technology intended to override locomotive controls and stop a train before an accident. The Company is taking steps to ensure implementation in accordance with the new law, including working with other Class I railroads to satisfy the requirements for U.S. network interoperability. The Company’s PTC Implementation Plan, submitted in April 2010, has been approved by the FRA. Total implementation costs associated with PTC are estimated to be US$220 million. The legislation also caps the number of onduty and limbo time hours for certain rail employees on a monthly basis. The Company is taking appropriate steps and working with the FRA to ensure that its operations conform to the law’s requirements.

No assurance can be given that these or any future regulatory initiatives by the Canadian and U.S. federal governments will not materially adversely affect the Company’s results of operations, or its competitive and financial position.

Security
The Company is subject to statutory and regulatory directives in the U.S. addressing homeland security concerns. In the U.S., safety matters related to security are overseen by the Transportation Security Administration (TSA), which is part of the U.S. Department of Homeland Security (DHS) and the Pipeline and Hazardous Materials Safety Administration (PHMSA), which, like the FRA, is part of the U.S. Department of Transportation. Border security falls under the jurisdiction of U.S. Customs and Border protection (CBP), which is part of the DHS. In Canada, the Company is subject to regulation by the Canada Border Services Agency (CBSA). More specifically, the Company is subject to:

(i)	Border security arrangements, pursuant to an agreement the Company and CP entered into with the CBP and the CBSA.

(ii)	The CBP’s Customs-Trade Partnership Against Terrorism (C-TPAT) program and designation as a low-risk carrier under CBSA’s Customs Self-Assessment (CSA) program.

(iii)	Regulations imposed by the CBP requiring advance notification by all modes of transportation for all shipments into the U.S. The CBSA is also working on similar requirements for Canada-bound traffic.

(iv)	Inspection for imported fruits and vegetables grown in Canada and the agricultural quarantine and inspection (AQI) user fee for all traffic entering the U.S. from Canada.

The Company has worked with the Association of American Railroads to develop and put in place an extensive industrywide security plan to address terrorism and security-driven efforts by state and local governments seeking to restrict the routings of certain hazardous materials. If such state and local routing restrictions were to go into force, they would be likely to add to security concerns by foreclosing the Company’s most optimal and secure transportation routes, leading to increased yard handling, longer hauls, and the transfer of traffic to lines less suitable for moving hazardous materials, while also infringing upon the exclusive and uniform federal oversight over railroad security matters.

Transportation of hazardous materials
The Company may be required to transport toxic-by-inhalation (TIH) hazardous materials to the extent of its common carrier obligations and, as such, is exposed to additional regulatory oversight.

(i)
The PHMSA requires carriers operating in the U.S. to report annually the volume and route-specific data for cars containing these commodities; conduct a safety and security risk analysis for each used route; identify a commercially practicable alternative route for each used route; and select for use the practical route posing the least safety and security risk.

Canadian National Railway Company	U.S. GAAP	2011 Annual Report	45

Management’s Discussion and Analysis

(ii)
The TSA requires rail carriers to provide upon request, within five minutes for a single car and 30 minutes for multiple cars, location and shipping information on cars on their networks containing TIH materials and certain radioactive or explosive materials; and ensure the secure, attended transfer of all such cars to and from shippers, receivers and other carriers that will move from, to, or through designated high-threat urban areas.

(iii)	The PHMSA has issued regulations to enhance the crashworthiness protection of tank cars used to transport TIH and to limit the operating conditions of such cars.

(iv)
In Canada, the Transportation of Dangerous Goods Act establishes the safety requirements for the transportation of goods classified as dangerous and enables the establishment of regulations for security training and screening of personnel working with dangerous goods, as well as the development of a program to require a transportation security clearance for dangerous goods and that dangerous goods be tracked during transport.

While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S. agencies, as described above, no assurance can be given that these and future decisions by the U.S., Canadian, provincial, state, or local governments on homeland security matters, legislation on security matters enacted by the U.S. Congress or Parliament, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company’s results of operations, or its competitive and financial position.

Other risks
Economic conditions
The Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. Many of the bulk commodities the Company transports move offshore and are affected more by global rather than North American economic conditions. Adverse North American and global economic conditions, or economic or industrial restructuring, that affect the producers and consumers of the commodities carried by the Company, including customer insolvency, may have a material adverse effect on the volume of rail shipments and/ or revenues from commodities carried by the Company, and thus materially and negatively affect its results of operations, financial position, or liquidity.

Trade restrictions
Global as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the U.S.

Terrorism and international conflicts
Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and interfere with the free flow of goods. Rail lines, facilities and equipment could be directly targeted or become indirect casualties, which could interfere with the free flow of goods. International conflicts can also have an impact on the Company’s markets. Government response to such events could adversely affect the Company’s operations. Insurance coverage and premiums could also increase significantly or become unavailable.

Customer credit risk
In the normal course of business, the Company monitors the financial condition and credit limits of its customers and reviews the credit history of each new customer. Although the Company believes there are no significant concentrations of credit risk, economic conditions can affect the Company’s customers and can result in an increase to the Company’s credit risk and exposure to business failures of its customers. To manage its credit risk on an ongoing basis, the Company’s focus is on keeping the average daily sales outstanding within an acceptable range and working with customers to ensure timely payments, and in certain cases, requiring financial security, including letters of credit. A widespread deterioration of customer credit and business failures of customers could have a material adverse effect on the Company’s results of operations, financial position or liquidity.

Liquidity
Disruptions in the financial markets or deterioration of the Company’s credit ratings could hinder the Company’s access to external sources of funding to meet its liquidity needs. There can be no assurance that changes in the financial markets will not have a negative effect on the Company’s liquidity and its access to capital at acceptable rates.

Supplier risk
The Company operates in a capital-intensive industry where the complexity of rail equipment limits the number of suppliers available. The supply market could be disrupted if changes in the economy caused any of the Company’s suppliers to cease production or to experience capacity or supply shortages. This could also result in cost increases to the Company and difficulty in obtaining and maintaining the Company’s rail equipment and materials. Since the Company also has foreign suppliers, international relations, trade restrictions and global economic and other conditions may potentially interfere with the Company’s ability to procure necessary equipment. To manage its supplier risk, it is the Company’s long-standing practice to ensure that more than one source of supply for a key product or service, where feasible, is available. Widespread business failures of, or restrictions on suppliers, could have a material adverse effect on the Company’s results of operations or financial position.

46	2011 Annual Report	U.S. GAAP	Canadian National Railway Company

Management’s Discussion and Analysis

Pensions
Overall return in the capital markets and the level of interest rates affect the funded status of the Company’s defined benefit pension plans.

For accounting purposes, the funded status of all pension plans is calculated at the measurement date, which for the Company is December 31, using generally accepted accounting principles. Adverse changes with respect to pension plan returns and the level of interest rates from the last measurement date may have a material adverse effect on the funded status and may significantly impact future pension income or expense.

For funding purposes, the funded status of the Canadian pension plans is calculated to determine the required level of contribution using going-concern and solvency scenarios as prescribed under pension legislation and subject to guidance issued by the Canadian Institute of Actuaries. Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuations as well as changes to existing federal pension legislation may significantly impact future pension contributions and have a material adverse effect on the funded status of the plans and the Company’s results of operations. The Company’s funding requirements are determined upon completion of actuarial valuations. Due to recent legislative changes, such actuarial valuations will be required on an annual basis effective for years ending on or after December 31, 2011 for all Canadian plans, or when deemed appropriate by the OSFI. The federal pension legislation allows funding deficits to be paid over a number of years. Actuarial valuations are also required annually for the Company’s U.S. pension plans.

In 2011, in anticipation of its future funding requirements, the Company made voluntary contributions of $350 million in excess of the required contributions mainly to strengthen the financial position of its main pension plan, the CN Pension Plan. The Company has been advised by the OSFI that this contribution can be treated as a prepayment against its 2012 pension deficit funding requirements. As a result, the Company’s cash contributions for 2012 are expected to be in the range of approximately $275 million to $575 million for all its pension plans and include a voluntary contribution of approximately $150 million to $450 million.

The Company expects cash from operations and its other sources of financing to be sufficient to meet its funding obligation.

Availability of qualified personnel
The Company, like other companies in North America, may experience demographic challenges in the employment levels of its workforce. Changes in employee demographics, training requirements and the availability of qualified personnel, particularly locomotive engineers and trainmen, could negatively impact the Company’s ability to meet demand for rail service. The Company expects that approximately 45% of its workforce will be eligible to retire or leave through normal attrition (death, termination, resignation) within the next five-year period. The Company monitors employment levels to ensure that there is an adequate supply of personnel to meet rail service requirements. However, the Company’s efforts to attract and retain qualified personnel may be hindered by specific conditions in the job market. No assurance can be given that demographic or other challenges will not materially adversely affect the Company’s results of operations or its financial position.

Fuel costs
The Company, like other railroads, is susceptible to the volatility of fuel prices due to changes in the economy or supply disruptions. Fuel shortages can occur due to refinery disruptions, production quota restrictions, climate, and labor and political instability. Rising fuel prices could materially adversely affect the Company’s expenses. As such, CN has implemented a fuel surcharge program with a view of offsetting the impact of rising fuel prices. The surcharge applied to customers is determined in the second calendar month prior to the month in which it is applied, and is calculated using the average monthly price of West-Texas Intermediate crude oil (WTI) for revenue-based tariffs and On-Highway Diesel (OHD) for mileage-based tariffs. Increases in fuel prices or supply disruptions may materially adversely affect the Company’s results of operations, financial position or liquidity.

Foreign currency
The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. The estimated annual impact on net income of a year-over-year one-cent change in the Canadian dollar relative to the US dollar is in the range of $5 million to $10 million. Changes in the exchange rate between the Canadian dollar and other currencies (including the US dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby further affect the Company’s revenues and expenses.

Reliance on technology
The Company relies on information technology in all aspects of its business. While the Company has business continuity and disaster recovery plans in place, a significant disruption or failure of its information technology systems could result in service interruptions, safety failures, security violations, regulatory compliance failures or other operational difficulties and compromise corporate information and assets against intruders and, as such, could adversely affect the Company’s results of operations, financial position or liquidity. If the Company is unable to acquire or implement new technology, it may suffer a competitive disadvantage, which could also have an adverse effect on the Company’s results of operations, financial position or liquidity.

Canadian National Railway Company	U.S. GAAP	2011 Annual Report	47

Management’s Discussion and Analysis

Transportation network disruptions
Due to the integrated nature of the North American freight transportation infrastructure, the Company’s operations may be negatively affected by service disruptions of other transportation links such as ports and other railroads which interchange with the Company. A significant prolonged service disruption of one or more of these entities could have an adverse effect on the Company’s results of operations, financial position or liquidity. Furthermore, deterioration in the cooperative relationships with the Company’s connecting carriers could directly affect the Company’s operations.

Weather and climate change
The Company’s success is dependent on its ability to operate its railroad efficiently. Severe weather and natural disasters, such as extreme cold or heat, flooding, drought, hurricanes and earthquakes, can disrupt operations and service for the railroad, affect the performance of locomotives and rolling stock, as well as disrupt operations for both the Company and its customers. Climate change, including the impact of global warming, has the potential physical risk of increasing the frequency of adverse weather events, which can disrupt the Company’s operations, damage its infrastructure or properties, or otherwise have a material adverse effect on the Company’s results of operations, financial position or liquidity. In addition, although the Company believes that the growing support for climate change legislation is likely to result in changes to the regulatory framework in Canada and the U.S., it is too early to predict the manner or degree of such impact on the Company at this time. Restrictions, caps, taxes, or other controls on emissions of greenhouse gasses, including diesel exhaust, could significantly increase the Company’s capital and operating costs or affect the markets for, or the volume of, the goods the Company carries thereby resulting in a material adverse effect on operations, financial position, results of operations or liquidity. More specifically, climate change legislation and regulation could (a) affect CN’s utility coal customers due to coal capacity being replaced with natural gas generation and renewable energy; (b) make it difficult for CN’s customers to produce products in a cost-competitive manner due to increased energy costs; and (c) increase legal costs related to defending and resolving legal claims and other litigation related to climate change.

Controls and procedures

The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2011, have concluded that the Company’s disclosure controls and procedures were effective.

During the fourth quarter ended December 31, 2011, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

As of December 31, 2011, management has assessed the effectiveness of the Company’s internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on this assessment, management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2011, and issued Management’s Report on Internal Control over Financial Reporting dated February 3, 2012 to that effect.

The Company’s 2011 Annual Information Form (AIF) and Form 40-F, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. Copies of such documents, as well as the Company’s Notice of Intention to Make a Normal Course Issuer Bid, may be obtained by contacting the Corporate Secretary’s office.

Montreal, Canada
February 3, 2012

48	2011 Annual Report	U.S. GAAP	Canadian National Railway Company

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on this assessment, management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2011.

KPMG LLP, an independent registered public accounting firm, has issued an unqualified audit report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011 and has also expressed an unqualified audit opinion on the Company’s 2011 consolidated financial statements as stated in their Reports of Independent Registered Public Accounting Firm dated February 3, 2012.

“CLAUDE MONGEAU”
[signed]

Claude Mongeau
President and Chief Executive Officer

February 3, 2012

“LUC JOBIN”
[signed]

Luc Jobin
Executive Vice-President and Chief Financial Officer

February 3, 2012

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of the Canadian National Railway Company

We have audited the accompanying consolidated balance sheets of the Canadian National Railway Company (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010, and its consolidated results of operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with United States generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated February 3, 2012 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

“KPMG LLP”
[signed]

KPMG LLP*
Chartered Accountants

Montreal, Canada
February 3, 2012

*	CA Auditor permit no. 10892

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

Canadian National Railway Company	U.S. GAAP	2011 Annual Report	49

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of the Canadian National Railway Company

We have audited the Canadian National Railway Company’s (the “Company”) internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the COSO.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated February 3, 2012 expressed an unqualified opinion on those consolidated financial statements.

“KPMG LLP”
[signed]

KPMG LLP*
Chartered Accountants

Montreal, Canada
February 3, 2012

*	CA Auditor permit no. 10892

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

50	2011 Annual Report	U.S. GAAP	Canadian National Railway Company

Consolidated Statement of Income

In millions, except per share data	Year ended December 31,	2011	2010	2009
Revenues		$9,028	$8,297	$7,367
Operating expenses
Labor and fringe benefits		1,812	1,744	1,696
Purchased services and material		1,120	1,036	1,027
Fuel		1,412	1,048	820
Depreciation and amortization		884	834	790
Equipment rents		228	243	284
Casualty and other		276	368	344
Total operating expenses		5,732	5,273	4,961
Operating income		3,296	3,024	2,406
Interest expense		(341)	(360)	(412)
Other income (Note 13)		401	212	267
Income before income taxes		3,356	2,876	2,261
Income tax expense (Note 14)		(899)	(772)	(407)
Net income		$2,457	$2,104	$1,854
Earnings per share (Note 16)
Basic		$5.45	$4.51	$3.95
Diluted		$5.41	$4.48	$3.92
Weighted-average number of shares
Basic		451.1	466.3	469.2
Diluted		454.4	470.1	473.5

See accompanying notes to consolidated financial statements.

Canadian National Railway Company	U.S. GAAP	2011 Annual Report	51

Consolidated Statement of Comprehensive Income

In millions	Year ended December 31,	2011	2010	2009
Net income		$2,457	$2,104	$1,854

Other comprehensive income (loss) (Note 19)
Foreign exchange gain (loss) on:
Translation of the net investment in foreign operations		130	(330)	(998)
Translation of US dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries		(122)	315	976
Pension and other postretirement benefit plans (Note 12):
Net actuarial loss arising during the year		(1,541)	(931)	(868)
Prior service cost arising during the year		(28)	(5)	(2)
Amortization of net actuarial loss included in net periodic benefit cost (income)		8	1	2
Amortization of prior service cost included in net periodic benefit cost (income)		4	2	5
Derivative instruments (Note 18)		(2)	(1)	-
Other comprehensive loss before income taxes		(1,551)	(949)	(885)
Income tax recovery		421	188	92
Other comprehensive loss		(1,130)	(761)	(793)
Comprehensive income		$1,327	$1,343	$1,061

See accompanying notes to consolidated financial statements.

52	2011 Annual Report	U.S. GAAP	Canadian National Railway Company

Consolidated Balance Sheet

In millions	December 31,	2011	2010
Assets
Current assets
Cash and cash equivalents		$101	$490
Restricted cash and cash equivalents (Note 9)		499	-
Accounts receivable (Note 4)		820	775
Material and supplies		201	210
Deferred and receivable income taxes (Note 14)		122	53
Other		105	62
Total current assets		1,848	1,590
Properties (Note 5)		23,917	22,917
Intangible and other assets (Note 6)		261	699
Total assets		$26,026	$25,206
Liabilities and shareholders’ equity

Current liabilities
Accounts payable and other (Note 7)		$1,580	$1,366
Current portion of long-term debt (Note 9)		135	540
Total current liabilities		1,715	1,906

Deferred income taxes (Note 14)		5,333	5,152
Pension and other postretirement benefits, net of current portion (Note 12)		1,095	510
Other liabilities and deferred credits (Note 8)		762	823
Long-term debt (Note 9)		6,441	5,531

Shareholders’ equity
Common shares (Note 10)		4,141	4,252
Accumulated other comprehensive loss (Note 19)		(2,839)	(1,709)
Retained earnings		9,378	8,741
Total shareholders’ equity		10,680	11,284
Total liabilities and shareholders’ equity		$26,026	$25,206

On behalf of the Board:
David G. A. McLean	Claude Mongeau
Director	Director

See accompanying notes to consolidated financial statements.

Canadian National Railway Company	U.S. GAAP	2011 Annual Report	53

Consolidated Statement of Changes in Shareholders’ Equity

			Accumulated
	Issued and		other		Total
	outstanding	Common	comprehensive	Retained	shareholders’
In millions	common shares	shares	loss	earnings	equity

Balances at December 31, 2008	468.2	$4,179	$(155)	$6,535	$10,559
Net income	-	-	-	1,854	1,854
Stock options exercised and other (Notes 10, 11)	2.8	87	-	-	87
Other comprehensive loss (Note 19)	-	-	(793)	-	(793)
Dividends ($1.01 per share)	-	-	-	(474)	(474)

Balances at December 31, 2009	471.0	4,266	(948)	7,915	11,233
Net income	-	-	-	2,104	2,104
Stock options exercised and other (Notes 10, 11)	3.4	124	-	-	124
Share repurchase program (Note 10)	(15.0)	(138)	-	(775)	(913)
Other comprehensive loss (Note 19)	-	-	(761)	-	(761)
Dividends ($1.08 per share)	-	-	-	(503)	(503)

Balances at December 31, 2010	459.4	4,252	(1,709)	8,741	11,284
Net income	-	-	-	2,457	2,457
Stock options exercised and other (Notes 10, 11)	2.6	74	-	-	74
Share repurchase programs (Note 10)	(19.9)	(185)	-	(1,235)	(1,420)
Other comprehensive loss (Note 19)	-	-	(1,130)	-	(1,130)
Dividends ($1.30 per share)	-	-	-	(585)	(585)
Balances at December 31, 2011	442.1	$4,141	$(2,839)	$9,378	$10,680

See accompanying notes to consolidated financial statements.

54	2011 Annual Report	U.S. GAAP	Canadian National Railway Company

Consolidated Statement of Cash Flows

In millions	Year ended December 31,	2011	2010	2009
Operating activities
Net income		$2,457	$2,104	$1,854
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		884	834	790
Deferred income taxes (Note 14)		531	418	138
Gain on disposal of property (Notes 5, 13)		(348)	(152)	(226)
Changes in operating assets and liabilities:
Accounts receivable		(51)	(3)	39
Material and supplies		11	(43)	32
Accounts payable and other		34	285	(204)
Other current assets		(2)	13	77
Other, net		(540)	(457)	(221)
Net cash provided by operating activities		2,976	2,999	2,279
Investing activities
Property additions		(1,625)	(1,586)	(1,402)
Acquisition, net of cash acquired (Note 3)		-	-	(373)
Disposal of property (Note 5)		369	168	231
Change in restricted cash and cash equivalents		(499)	-	-
Other, net		26	35	107
Net cash used in investing activities		(1,729)	(1,383)	(1,437)
Financing activities
Issuance of debt		1,361	-	1,626
Repayment of debt		(1,083)	(184)	(2,109)
Issuance of common shares due to exercise of stock options and related excess tax benefits realized (Note 11)		77	115	73
Repurchase of common shares (Note 10)		(1,420)	(913)	-
Dividends paid		(585)	(503)	(474)
Net cash used in financing activities		(1,650)	(1,485)	(884)
Effect of foreign exchange fluctuations on US dollar-denominated cash and cash equivalents		14	7	(19)
Net increase (decrease) in cash and cash equivalents		(389)	138	(61)
Cash and cash equivalents, beginning of year		490	352	413
Cash and cash equivalents, end of year		$101	$490	$352
Supplemental cash flow information
Net cash receipts from customers and other		$8,995	$8,404	$7,505
Net cash payments for:
Employee services, suppliers and other expenses		(4,643)	(4,334)	(4,323)
Interest		(329)	(366)	(407)
Personal injury and other claims (Note 17)		(97)	(64)	(112)
Pensions (Note 12)		(468)	(427)	(139)
Income taxes (Note 14)		(482)	(214)	(245)
Net cash provided by operating activities		$2,976	$2,999	$2,279

See accompanying notes to consolidated financial statements.

Canadian National Railway Company	U.S. GAAP	2011 Annual Report	55

Notes to Consolidated Financial Statements

Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively “CN” or “the Company,” is engaged in the rail and related transportation business. CN spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans and Mobile, Alabama, and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minnesota/Superior, Wisconsin, Green Bay, Wisconsin, Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Mississippi, with connections to all points in North America. CN’s freight revenues are derived from the movement of a diversified and balanced portfolio of goods, including petroleum and chemicals, grain and fertilizers, coal, metals and minerals, forest products, intermodal and automotive.

1	Summary of significant accounting policies

These consolidated financial statements are expressed in Canadian dollars, except where otherwise indicated, and have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to personal injury and other claims, environmental matters, depreciation, pensions and other postretirement benefits, and income taxes, based upon currently available information. Actual results could differ from these estimates.

A. Principles of consolidation
These consolidated financial statements include the accounts of all subsidiaries. The Company’s investments in which it has significant influence are accounted for using the equity method and all other investments are accounted for using the cost method.

B. Revenues
Freight revenues are recognized using the percentage of completed service method based on the transit time of freight as it moves from origin to destination. The allocation of revenues between reporting periods is based on the relative transit time in each period with expenses being recorded as incurred. Revenues related to non-rail transportation services are recognized as service is performed or as contractual obligations are met. Revenues are presented net of taxes collected from customers and remitted to governmental authorities.

C. Foreign currency
All of the Company’s United States (U.S.) operations are self-contained foreign entities with the US dollar as their functional currency. Accordingly, the U.S. operations’ assets and liabilities are translated into Canadian dollars at the rate in effect at the balance sheet date and the revenues and expenses are translated at average exchange rates during the year. All adjustments resulting from the translation of the foreign operations are recorded in Other comprehensive income (loss) (see Note 19 - Accumulated other comprehensive loss).

The Company designates the US dollar-denominated long-term debt of the parent company as a foreign currency hedge of its net investment in U.S. subsidiaries. Accordingly, foreign exchange gains and losses, from the dates of designation, on the translation of the US dollar-denominated long-term debt are also included in Other comprehensive income (loss).

D. Cash and cash equivalents
Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

E. Restricted cash and cash equivalents
The Company has the option, under its bilateral letter of credit facility agreements with various banks, to pledge collateral in the form of cash and cash equivalents for a minimum term of three months, equal to at least the face value of the letters of credit issued. Restricted cash and cash equivalents are shown separately on the balance sheet and include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

F. Accounts receivable
Accounts receivable are recorded at cost net of billing adjustments and an allowance for doubtful accounts. The allowance for doubtful accounts is based on expected collectability and considers historical experience as well as known trends or uncertainties related to account collectability. When a receivable is deemed uncollectible, it is written off against the allowance for doubtful accounts. Subsequent recoveries of amounts previously written off are credited to the bad debt expense in the Consolidated Statement of Income.

G. Material and supplies
Material and supplies, which consist mainly of rail, ties, and other items for construction and maintenance of property and equipment, as well as diesel fuel, are valued at weighted-average cost.

H. Properties
Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. Labor, materials and other costs associated with the installation of rail, ties, ballast

56	2011 Annual Report	U.S. GAAP	Canadian National Railway Company

Notes to Consolidated Financial Statements

and other structures are capitalized to the extent they meet the Company’s capitalization criteria. Major overhauls and large refurbishments of equipment are also capitalized when they result in an extension to the service life or increase the functionality of the asset. Repair and maintenance costs are expensed as incurred.

The cost of properties, including those under capital leases, net of asset impairment writedowns, is depreciated on a straight-line basis over their estimated service lives, measured in years, except for rail which is measured in millions of gross tons per mile. The Company follows the group method of depreciation whereby a single composite depreciation rate is applied to the gross investment in a class of similar assets, despite small differences in the service life or salvage value of individual property units within the same asset class.

In accordance with the group method of depreciation, upon sale or retirement of properties in the normal course of business, cost less net salvage value is charged to accumulated depreciation. As a result, no gain or loss is recognized in income under the group method as it is assumed that the assets within the group on average have the same life and characteristics and therefore that gains or losses offset over time. For retirements of depreciable properties that do not occur in the normal course of business, a gain or loss may be recognized if the retirement varies significantly from the retirement pattern identified through depreciation studies. A gain or loss is recognized in Other income for the sale of land or disposal of assets that are not part of railroad operations.

Assets held for sale are measured at the lower of their carrying amount or fair value, less cost to sell. Losses resulting from significant rail line sales are recognized in income when the asset meets the criteria for classification as held for sale, whereas losses resulting from significant rail line abandonments are recognized in the statement of income when the asset ceases to be used. Gains are recognized in income when they are realized.

The Company reviews the carrying amounts of properties held and used whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. Assets that are deemed impaired as a result of such review are recorded at the lower of carrying amount or fair value.

I. Intangible assets
Intangible assets consist mainly of customer contracts and relationships assumed through past acquisitions and are being amortized on a straight-line basis over 40 to 50 years.

The Company reviews the carrying amounts of intangible assets held and used whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. Assets that are deemed impaired as a result of such review are recorded at the lower of carrying amount or fair value.

J. Pensions
Pension costs are determined using actuarial methods. Net periodic benefit cost is charged to income and includes:

(i)	the cost of pension benefits provided in exchange for employees’ services rendered during the year;

(ii)	the interest cost of pension obligations;

(iii)	the expected long-term return on pension fund assets;

(iv)	the amortization of prior service costs and amendments over the expected average remaining service life of the employee group covered by the plans; and

(v)
the amortization of cumulative net actuarial gains and losses in excess of 10% of the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets, over the expected average remaining service life of the employee group covered by the plans.

The pension plans are funded through contributions determined in accordance with the projected unit credit actuarial cost method.

K. Postretirement benefits other than pensions
The Company accrues the cost of postretirement benefits other than pensions using actuarial methods. These benefits, which are funded as they become due, include life insurance programs, medical benefits and, for a closed group of employees, free rail travel benefits.

The Company amortizes the cumulative net actuarial gains and losses in excess of 10% of the projected benefit obligation at the beginning of the year, over the expected average remaining service life of the employee group covered by the plan.

L. Personal injury and other claims
In Canada, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs.

In the U.S., the Company accrues the expected cost for personal injury, property damage and occupational disease claims, based on actuarial estimates of their ultimate cost.

For all other legal actions in Canada and the U.S., the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

M. Environmental expenditures
Environmental expenditures that relate to current operations, or to an existing condition caused by past operations, are expensed unless they can contribute to current or future operations. Environmental liabilities are recorded when environmental assessments occur, remedial efforts are probable, and when the costs,

Canadian National Railway Company	U.S. GAAP	2011 Annual Report	57

Notes to Consolidated Financial Statements

1	Summary of significant accounting policies continued

based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company accrues its allocable share of liability taking into account the Company’s alleged responsibility, the number of potentially responsible parties and their ability to pay their respective shares of the liability. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable and collectability is reasonably assured.

N. Income taxes
The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred tax asset or liability is included in the computation of net income or Other comprehensive income (loss). Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

O. Derivative financial instruments
The Company uses derivative financial instruments from time to time in the management of its interest rate and foreign currency exposures. Derivative instruments are recorded on the balance sheet at fair value and the changes in fair value are recorded in net income or Other comprehensive income (loss) depending on the nature and effectiveness of the hedge transaction. Income and expense related to hedged derivative financial instruments are recorded in the same category as that generated by the underlying asset or liability.

P. Stock-based compensation
The Company follows the fair value based approach for stock option awards based on the grant-date fair value using the Black-Scholes option-pricing model. The Company expenses the fair value of its stock option awards on a straight-line basis, over the period during which an employee is required to provide service (requisite service period) or until retirement eligibility is attained, whichever is shorter. The Company also follows the fair value based approach for cash settled awards using a lattice-based valuation model. Compensation cost for cash settled awards is based on the fair value of the awards at period-end and is recognized over the period during which an employee is required to provide service (requisite service period) or until retirement eligibility is attained, whichever is shorter. See Note 11 - Stock plans, for the assumptions used to determine fair value and for other required disclosures.

Q. Recent accounting pronouncement
The Accounting Standards Board of the Canadian Institute of Chartered Accountants requires all publicly accountable enterprises to report under International Financial Reporting Standards (IFRS) for the fiscal years beginning on or after January 1, 2011. However, National Instrument 52-107 issued by the Ontario Securities Commission allows Securities and Exchange Commission (SEC) issuers, as defined by the U.S. Securities and Exchange Commission, such as CN, to file with Canadian securities regulators financial statements prepared in accordance with U.S. GAAP. As such, the Company has decided not to report under IFRS by 2011 and to continue reporting under U.S. GAAP. The SEC has issued a road-map for the potential convergence to IFRS for U.S. issuers. Should the SEC decide it will move forward with the convergence to IFRS, the Company will convert its reporting to IFRS at that time.

2	Accounting changes

2011
In June 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-05, Presentation of Comprehensive Income, giving companies the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income in the statement of changes in shareholders’ equity. ASU 2011-05 also requires reclassification adjustments for each component of accumulated other comprehensive income (AOCI) in both net income and other comprehensive income (OCI) to be separately disclosed on the face of the financial statements. In December 2011, the FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income, which deferred the effective date to present reclassification adjustments in net income. The effective date of the deferral is consistent with the effective date of ASU 2011-05 which becomes effective for fiscal years beginning on or after December 15, 2011. During the deferral period, the FASB plans to reevaluate the requirement, with a final decision expected in 2012.

The Company currently presents the components of net income and other comprehensive income in two separate and consecutive financial statements. As such, the Company does not expect any significant changes to its annual consolidated financial statements from implementation of the new standards.

2010
Accounting standard updates effective in 2010 that were issued by the FASB had no significant impact on the Company’s consolidated financial statements.

58	2011 Annual Report	U.S. GAAP	Canadian National Railway Company

Notes to Consolidated Financial Statements

2009
Business Combinations
On January 1, 2009, the Company adopted the new requirements of the FASB Accounting Standards Codification (ASC) 805, “Business Combinations,” relating to the accounting for business combinations (previously Statement of Financial Accounting Standards (SFAS) No. 141 (R)), which became effective for acquisitions with an acquisition date on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Until December 31, 2008, the Company was subject to the requirements of SFAS No. 141, “Business Combinations,” which required that acquisition-related costs be included as part of the purchase cost of an acquired business. As such, the Company had reported acquisition-related costs in Other current assets pending the closing of its acquisition of the Elgin, Joliet and Eastern Railway Company (EJ&E), which had been subject to an extensive U.S. Surface Transportation Board (STB) approval process. On January 31, 2009, the Company completed its acquisition of the EJ&E and accounted for the acquisition under the revised standard. The Company incurred acquisition-related costs, including costs to obtain regulatory approval of approximately $49 million, which were expensed and reported in Casualty and other in the Consolidated Statement of Income for the year ended December 31, 2009 pursuant to FASB ASC 805 requirements. At the time of adoption, this change in accounting policy had the effect of decreasing net income by $28 million ($0.06 per basic or diluted earnings per share) and Other current assets by $46 million. This change had no effect on the Consolidated Statement of Cash Flows. Disclosures prescribed by FASB ASC 805 are presented in Note 3 - Acquisition.

3	Acquisition

2009
On January 31, 2009, the Company acquired the principal rail lines of the EJ&E, a short-line railway that operated over 198 miles of track in and around Chicago, for a total cash consideration of US$300 million (C$373 million), paid with cash on hand. The Company accounted for the acquisition using the acquisition method of accounting pursuant to FASB ASC 805, “Business Combinations,” which the Company adopted on January 1, 2009. As such, the consolidated financial statements of the Company include the assets, liabilities and results of operations of EJ&E as of January 31, 2009, the date of acquisition. The costs incurred to acquire the EJ&E of approximately $49 million were expensed and reported in Casualty and other in the Consolidated Statement of Income for the year ended December 31, 2009 (see Note 2 - Accounting changes).

The following table summarizes the consideration paid for EJ&E and the fair value of the assets acquired and liabilities assumed that were recognized at the acquisition date:

In US millions	At January 31,2009
Consideration
Cash	$300
Fair value of total consideration transferred	$300
Recognized amounts of identifiable assets
acquired and liabilities assumed
Current assets	$4
Properties	310
Current liabilities	(4)
Other noncurrent liabilities	(10)
Total identifiable net assets	$300

The 2009 revenues and net income of EJ&E included in the Company’s Consolidated Statement of Income from the acquisition date to December 31, 2009, were $74 million and $12 million, respectively.

4	Accounts receivable

In millions	December 31,	2011	2010
Freight		$630	$585
Non-freight		206	211
Gross accounts receivable		836	796
Allowance for doubtful accounts		(16)	(21)
Net accounts receivable		$820	$775

The Company had a five-year agreement to sell an undivided co-ownership interest in a revolving pool of freight receivables to an unrelated trust for maximum cash proceeds of $600 million. The agreement expired on May 31, 2011 and was not renewed. As at December 31, 2010, the Company had no receivables sold under this program.

Canadian National Railway Company	U.S. GAAP	2011 Annual Report	59

Notes to Consolidated Financial Statements

5	Properties

In millions		December 31, 2011			December 31, 2010
	2011		Accumulated			Accumulated
	depreciation rate	Cost	depreciation	Net	Cost	depreciation	Net
Track and roadway (1)	2%	$25,534	$6,903	$18,631	$24,568	$6,744	$17,824
Rolling stock	4%	4,923	1,668	3,255	4,843	1,565	3,278
Buildings	2%	1,220	473	747	1,148	467	681
Information technology (2)	12%	931	383	548	854	330	524
Other	6%	1,213	477	736	1,057	447	610
Total properties including capital leases		$33,821	$9,904	$23,917	$32,470	$9,553	$22,917
Capital leases included in properties
Track and roadway (3)		$417	$48	$369	$427	$43	$384
Rolling stock		1,144	317	827	1,129	287	842
Buildings		109	16	93	108	13	95
Other		102	15	87	130	28	102
Total capital leases included in properties		$1,772	$396	$1,376	$1,794	$371	$1,423

(1)	Includes the cost of land of $1,798 million and $1,712 million as at December 31, 2011 and 2010, respectively.
(2)	The Company capitalized $94 million in 2011 and $79 million in 2010 of internally developed software costs pursuant to ASC 350-40, “Intangibles - Goodwill and Other, Internal - Use Software.”
(3)	Includes $108 million of right-of-way access in both years.

Accounting policy for capitalization of costs
The Company’s railroad operations are highly capital intensive. The Company’s properties consist mainly of a large base of homogeneous or network-type assets such as rail, ties, ballast and other structures, which form the Company’s Track and roadway properties, and rolling stock. The Company’s capital expenditures are for the replacement of assets and for the purchase or construction of assets to enhance operations or provide new service offerings to customers. A large portion of the Company’s capital expenditures are for self-constructed properties including the replacement of existing track and roadway assets and track line expansion, as well as major overhauls and large refurbishments of rolling stock.

Expenditures are generally capitalized if they extend the life of the asset or provide future benefits such as increased revenue-generating capacity, functionality, or physical or service capacity. The Company has a process in place to determine whether its capital programs qualify for capitalization. For Track and roadway properties, the Company establishes basic capital programs to replace or upgrade the track infrastructure assets which are capitalized if they meet the capitalization criteria. These basic capital programs are planned in advance and carried out by the Company’s engineering work force.

In addition, for Track and roadway properties, expenditures that meet the minimum level of activity as defined by the Company are also capitalized as detailed below:

•	Land: all purchases of land;

•	Grading: installation of road bed, retaining walls, drainage structures;

•	Rail and related track material: installation of 39 or more continuous feet of rail;

•	Ties: installation of 5 or more ties per 39 feet;

•	Ballast: installation of 171 cubic yards of ballast per mile.

Expenditures relating to the Company’s properties that do not meet the Company’s capitalization criteria are considered normal repairs and maintenance and are expensed. For Track and roadway properties, such expenditures include but are not limited to spot tie replacement, spot or broken rail replacement, physical track inspection for detection of rail defects and minor track corrections, and other general maintenance of track infrastructure.

For the ballast asset, the Company also engages in “shoulder ballast undercutting” that consists of removing some or all of the ballast, which has deteriorated over its service life, and replacing it with new ballast. When ballast is installed as part of a shoulder ballast undercutting project, it represents the addition of a new asset and not the repair or maintenance of an existing asset. As such, the Company capitalizes expenditures related to shoulder ballast undercutting given that an existing asset is retired and replaced with a new asset. Under the group method of accounting for properties, the deteriorated ballast is retired at its average cost measured using the quantities of new ballast added.

For purchased assets, the Company capitalizes all costs necessary to make the asset ready for its intended use. Expenditures that are capitalized as part of self-constructed properties include direct material, labor, and contracted services, as well as other allocated costs which are not charged directly to capital projects. These allocated costs include, but are not limited to, fringe benefits, small tools and supplies, machinery used on projects and

60	2011 Annual Report	U.S. GAAP	Canadian National Railway Company

Notes to Consolidated Financial Statements

project supervision. The Company reviews and adjusts its allocations, as required, to reflect the actual costs incurred each year.

Costs of deconstruction and removal of replaced assets, referred to herein as dismantling costs, are distinguished from installation costs for self-constructed properties based on the nature of the related activity. For Track and roadway properties, employees concurrently perform dismantling and installation of new track and roadway assets and, as such, the Company estimates the amount of labor and other costs that are related to dismantling. The Company determines dismantling costs based on an analysis of the track and roadway installation process.

Accounting policy for depreciation
Properties are carried at cost less accumulated depreciation including asset impairment write-downs. The cost of properties, including those under capital leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated service lives, measured in years, except for rail which is measured in millions of gross tons per mile. The Company follows the group method of depreciation whereby a single composite depreciation rate is applied to the gross investment in a class of similar assets, despite small differences in the service life or salvage value of individual property units within the same asset class. The Company uses approximately 40 different depreciable asset classes.

For all depreciable assets, the depreciation rate is based on the estimated service lives of the assets. Assessing the reasonableness of the estimated service lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company’s U.S. properties are subject to comprehensive depreciation studies as required by the STB and are conducted by external experts. Depreciation studies for Canadian properties are not required by regulation and are therefore conducted internally. Studies are performed on specific asset groups on a periodic basis. Changes in the estimated service lives of the assets and their related composite depreciation rates are implemented prospectively.

For the rail asset, the estimated service life is measured in millions of gross tons per mile and varies based on rail characteristics such as weight, curvature and metallurgy. The annual composite depreciation rate for rail assets is determined by dividing the estimated annual number of gross tons carried over the rail by the estimated service life of the rail measured in millions of gross tons per mile. For the rail asset, the Company capitalizes the costs of rail grinding which consists of restoring and improving the rail profile and removing irregularities from worn rail to extend the service life. The service life of the rail asset is based on expected future usage of the rail in its existing condition, determined using railroad industry research and testing, less the rail asset’s usage to date. The service life of the rail asset is increased incrementally as rail grinding is performed thereon. As such, the costs incurred for rail grinding are capitalized given that the activity extends the service life of the rail asset beyond its original or current condition as additional gross tons can be carried over the rail for its remaining service life. The Company amortizes the cost of rail grinding over the remaining life of the rail asset, which includes the incremental life extension generated by the rail grinding.

Disposal of property
2011
IC RailMarine Terminal
In August 2011, the Company sold substantially all of the assets of IC RailMarine Terminal Company (ICRMT), an indirect subsidiary of the Company, to Raven Energy, LLC, an affiliate of Foresight Energy, LLC (Foresight) and the Cline Group (Cline), for cash proceeds of $70 million (US$73 million) before transaction costs. ICRMT is located on the east bank of the Mississippi River and stores and transfers bulk commodities and liquids between rail, ship and barge, serving customers in North American and global markets. Under the sale agreement, the Company will benefit from a 10-year rail transportation agreement with Savatran LLC, an affiliate of Foresight and Cline, to haul a minimum annual volume of coal from four Illinois mines to the ICRMT transfer facility. The transaction resulted in a gain on disposal of $60 million ($38 million after-tax) that was recorded in Other income.

Lakeshore East
In March 2011, the Company entered into an agreement with Metrolinx to sell a segment of the Kingston subdivision known as the Lakeshore East in Pickering and Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Lakeshore East”), for cash proceeds of $299 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Lakeshore East at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $288 million ($254 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

2010
Oakville subdivision
In March 2010, the Company entered into an agreement with Metrolinx to sell a portion of the property known as the Oakville subdivision in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Oakville subdivision”), for proceeds of $168 million before transaction costs, of which $24 million was placed in escrow at the time of disposal

Canadian National Railway Company	U.S. GAAP	2011 Annual Report	61

Notes to Consolidated Financial Statements

5	Properties continued

and was entirely released by December 31, 2010 in accordance with the terms of the agreement. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Oakville subdivision at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $152 million ($131 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

2009
Lower Newmarket subdivision
In November 2009, the Company entered into an agreement with Metrolinx to sell the property known as the Lower Newmarket subdivision in Vaughan and Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Lower Newmarket subdivision”), for cash proceeds of $71 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Lower Newmarket subdivision at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $69 million ($59 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

Weston subdivision
In March 2009, the Company entered into an agreement with GO Transit to sell the property known as the Weston subdivision in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Weston subdivision”), for cash proceeds of $160 million before transaction costs, of which $50 million placed in escrow at the time of disposal was entirely released by December 31, 2009 in accordance with the terms of the agreement. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Weston subdivision at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $157 million ($135 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

6	Intangible and other assets

In millions	December 31,	2011	2010
Deferred and long-term receivables		$98	$101
Intangible assets (A)		54	54
Investments (B)		31	25
Pension asset (Note 12)		-	442
Other		78	77
Total intangible and other assets		$261	$699

A. Intangible assets
Intangible assets consist mainly of customer contracts and relationships assumed through past acquisitions.

B. Investments
As at December 31, 2011, the Company had $21 million ($21 million as at December 31, 2010) of investments accounted for under the equity method and $10 million ($4 million as at December 31, 2010) of investments accounted for under the cost method.

7	Accounts payable and other

In millions	December 31,	2011	2010
Trade payables		$445	$383
Payroll-related accruals		343	292
Income and other taxes		130	170
Accrued interest		123	104
Accrued charges		121	97
Personal injury and other claims provisions (Note 17)		84	83
Stock-based incentives liability (Note 11)		84	37
Environmental provisions (Note 17)		63	34
Other postretirement benefits liability (Note 12)		18	18
Other		169	148
Total accounts payable and other		$1,580	$1,366

8	Other liabilities and deferred credits

In millions	December 31,	2011	2010
Personal injury and other claims provisions, net of current portion (Note 17)		$226	$263
Stock-based incentives liability, net of current portion (Note 11)		180	162
Environmental provisions, net of current portion (Note 17)		89	116
Deferred credits and other		267	282
Total other liabilities and deferred credits		$762	$823

62	2011 Annual Report	U.S. GAAP	Canadian National Railway Company

Notes to Consolidated Financial Statements

9	Long-term debt

In millions		Maturity	Outstanding US-dollar denominated amount	December 31,
				2011	2010
Debentures and notes: (A)

Canadian National series:
6.38%	10-year notes (B)	Oct. 15, 2011	$-	$-	$398
4.40%	10-year notes (B)	Mar. 15, 2013	400	407	398
4.95%	6-year notes (B)	Jan. 15, 2014	325	331	323
5.80%	10-year notes (B)	June 1, 2016	250	254	249
1.45%	5-year notes (B)	Dec. 15, 2016	300	305	-
5.85%	10-year notes (B)	Nov. 15, 2017	250	254	249
5.55%	10-year notes (B)	May 15, 2018	325	331	323
6.80%	20-year notes (B)	July 15, 2018	200	203	199
5.55%	10-year notes (B)	Mar. 1, 2019	550	559	547
2.85%	10-year notes (B)	Dec. 15, 2021	400	407	-
7.63%	30-year debentures	May 15, 2023	150	153	149
6.90%	30-year notes (B)	July 15, 2028	475	483	472
7.38%	30-year debentures (B)	Oct. 15, 2031	200	203	199
6.25%	30-year notes (B)	Aug. 1, 2034	500	509	497
6.20%	30-year notes (B)	June 1, 2036	450	458	448
6.71%	Puttable Reset Securities PURSSM (B)	July 15, 2036	250	254	249
6.38%	30-year debentures (B)	Nov. 15, 2037	300	305	298

Illinois Central series:
5.00%	99-year income debentures	Dec. 1, 2056	7	7	7
7.70%	100-year debentures	Sep. 15, 2096	125	127	124
Total US dollar-denominated debentures and notes			$5,457	5,550	5,129

BC Rail series:
Non-interest bearing 90-year subordinated notes (C)		July 14, 2094		842	842
Total debentures and notes				6,392	5,971

Other:
Commercial paper (G) (H)				82	-
Capital lease obligations and other (D)				957	952
Total debt, gross				7,431	6,923

Less:
Net unamortized discount				855	852
Total debt (E) (1)				6,576	6,071

Less:
Current portion of long-term debt (E)				135	540
Total long-term debt				$6,441	$5,531

(1) See Note 18 - Financial Instruments, for the fair value of debt.

Footnotes to the table follow on the next page.

Canadian National Railway Company	U.S. GAAP	2011 Annual Report	63

Notes to Consolidated Financial Statements

9	Long-term debt continued

A. The Company’s debentures, notes and revolving credit facility are unsecured.

B. These debt securities are redeemable, in whole or in part, at the option of the Company, at any time, at the greater of par and a formula price based on interest rates prevailing at the time of redemption.

C. The Company records these notes as a discounted debt of $8 million, using an imputed interest rate of 5.75%. The discount of $834 million is included in the net unamortized discount.

D. During 2011, the Company recorded $87 million in assets it acquired through equipment leases ($132 million in 2010), for which an equivalent amount was recorded in debt.

Interest rates for capital lease obligations range from approximately 0.7% to 11.8% with maturity dates in the years 2012 through 2037. The imputed interest on these leases amounted to $299 million as at December 31, 2011 and $342 million as at December 31, 2010.

The capital lease obligations are secured by properties with a net carrying amount of $993 million as at December 31, 2011 and $1,036 million as at December 31, 2010.

E. Long-term debt maturities, including repurchase arrangements and capital lease repayments on debt outstanding as at December 31, 2011, for the next five years and thereafter, are as follows:

In millions	Capital leases	Debt	Total
2012 (1)	$53	$82	$135
2013	108	404	512
2014	209	328	537
2015	81	-	81
2016	269	557	826
2017 and thereafter	235	4,250	4,485
	$955	$5,621	$6,576

(1) Current portion of long-term debt.

F. The aggregate amount of debt payable in US currency as at December 31, 2011 was US$6,295 million (C$6,402 million), including US$757 million relating to capital leases and other, and US$5,914 million (C$5,882 million), including US$757 million relating to capital leases and other, as at December 31, 2010.

G. In May 2011, the Company entered into a $800 million four-year revolving credit facility agreement with a consortium of lenders. The agreement allows for an increase in amount, up to a maximum of $500 million, as well as the option to extend the term by an additional year at each anniversary date, subject to the consent of individual lenders. The credit facility, containing customary terms and conditions, is available for general corporate purposes, including back-stopping the Company’s commercial paper program, and provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance. This facility replaces the US$1 billion credit facility that was scheduled to expire in October 2011. As at December 31, 2011 and December 31, 2010, the Company had no outstanding borrowings under its revolving credit facility.

H. The Company has a commercial paper program, which is backed by its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the US dollar equivalent. As at December 31, 2011, the Company had borrowings of $82 million (US$81 million) of commercial paper (nil as at December 31, 2010) which were presented in Current portion of long-term debt on the Balance Sheet. The weighted-average interest rate on these borrowings was 0.20%.

I.  In April 2011, the Company entered into a series of three-year bilateral letter of credit facility agreements with various banks to support its requirements to post letters of credit in the ordinary course of business. As at December 31, 2011, from a total committed amount of $520 million by the various banks, the Company had letters of credit drawn of $499 million ($436 million as at December 31, 2010, under its previous US$1 billion credit facility). Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of three months, equal to at least the face value of the letters of credit issued. As at December 31, 2011, cash and cash equivalents of $499 million were pledged as collateral and recorded as Restricted cash and cash equivalents.

64	2011 Annual Report	U.S. GAAP	Canadian National Railway Company

Notes to Consolidated Financial Statements

10	Capital stock

A.    Authorized capital stock
The authorized capital stock of the Company is as follows:

•	Unlimited number of Common Shares, without par value

•	Unlimited number of Class A Preferred Shares, without par value, issuable in series

•	Unlimited number of Class B Preferred Shares, without par value, issuable in series

B.	Issued and outstanding common shares
The following table provides the activity of the issued and outstanding common shares of the Company for the last three years ended December 31, 2011:

In millions	Year ended December 31,	2011	2010	2009
Issued and outstanding common shares at beginning of year		459.4	471.0	468.2
Number of shares repurchased through buy back programs		(19.9)	(15.0)	-
Stock options exercised		2.6	3.4	2.8
Issued and outstanding common shares at end of year		442.1	459.4	471.0

Share repurchase programs
In January 2011, the Board of Directors of the Company approved a share repurchase program which allowed for the repurchase of up to 16.5 million common shares to the end of December 2011 pursuant to a normal course issuer bid, at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. This share repurchase program was completed by September 30, 2011.

In October 2011, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to 17.0 million common shares between October 28, 2011 and October 27, 2012 pursuant to a normal course issuer bid at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange.

The following table provides the activities under such share repurchase programs, as well as the share repurchase programs of the prior years:

In millions,	Year ended
except per share data	December 31,	2011	2010	2009
Number of common shares (1)		19.9	15.0	-
Weighted-average price per share (2)		$71.33	$60.86	$-
Amount of repurchase		$1,420	$913	$-

(1)
Includes common shares purchased in the first and fourth quarters of 2011 and in the second and third quarters of 2010 pursuant to private agreements between the Company and arm’s-length third-party sellers.

(2)	Includes brokerage fees.

11	Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the Company’s major plans is provided below:

A. Employee Share Investment Plan
The Company has an Employee Share Investment Plan (ESIP) giving eligible employees the opportunity to subscribe for up to 10% of their gross salaries to purchase shares of the Company’s common stock on the open market and to have the Company invest, on the employees’ behalf, a further 35% of the amount invested by the employees, up to 6% of their gross salaries.

The following table provides the number of participants holding shares, the total number of ESIP shares purchased on behalf of employees, including the Company’s contributions, as well as the resulting expense recorded for the years ended December 31, 2011, 2010 and 2009:

Year ended December 31,	2011	2010	2009
Number of participants holding shares	16,218	14,997	14,152
Total number of ESIP shares purchased
on behalf of employees (millions)	1.3	1.3	1.6
Expense for Company contribution (millions)	$21	$19	$18

B. Stock-based compensation plans
The following table provides the total stock-based compensation expense for awards under all plans, as well as the related tax benefit recognized in income, for the years ended December 31, 2011, 2010 and 2009:

In millions	Year ended December 31,	2011	2010	2009
Cash settled awards
Restricted share unit plan		$81	$77	$43
Voluntary Incentive Deferral Plan		21	18	33
		102	95	76

Stock option awards		10	9	14
Total stock-based compensation expense		$112	$104	$90
Tax benefit recognized in income		$24	$27	$26

(i) Cash settled awards
Restricted share units
The Company has granted restricted share units (RSUs), 0.5 million in 2011, 0.5 million in 2010 and 0.9 million in 2009, to designated management employees entitling them to receive payout in cash based on the Company’s share price. The RSUs granted are generally scheduled for payout after three years (“plan period”) and vest conditionally upon the attainment of a target relating to return on invested capital (ROIC) over the plan period. Such performance vesting criteria results in a performance vesting factor that ranges from 0% to 150% depending on the level of ROIC attained.

Canadian National Railway Company	U.S. GAAP	2011 Annual Report	65

Notes to Consolidated Financial Statements

11	Stock plans continued

Payout is conditional upon the attainment of a minimum share price, calculated using the average of the last three months of the plan period. In addition, commencing at various dates, for senior and executive management employees (“executive employees”), payout for RSUs is also conditional on compliance with the conditions of their benefit plans, award or employment agreements, including but not limited to non-compete, non-solicitation and non-disclosure of confidential information conditions. Current or former executive employees who breach such conditions of their benefit plans, award or employment agreements will forfeit the RSU payout. Should the Company reasonably determine that a current or former executive employee may have violated the conditions of their benefit plans, award or employment agreement, the Company may at its discretion change the manner of vesting of the RSUs to suspend payout on any RSUs pending resolution of such matter.

The value of the payout is equal to the number of RSUs awarded multiplied by the performance vesting factor and by the 20-day average closing share price ending on January 31 of the following year. On December 31, 2011, for the 2009 grant, the level of ROIC attained resulted in a performance vesting factor of approximately 120%. As the minimum share price condition was met, payout under the plan of approximately $80 million, calculated using the Company’s average share price during the 20-day period ending on January 31, 2012 and will be paid to employees meeting the conditions of their benefit plans, award or employment agreements in the first quarter of 2012. In addition, the Company has suspended the RSU payout of approximately $18 million included in the above amount, to its former Chief Executive Officer (CEO) pending resolution with the former CEO of issues relating to his compliance with the non-compete, non-solicitation and non-disclosure of confidential information conditions contained in the former CEO’s employment agreement and in respect of which the Company has commenced legal proceedings.

As at December 31, 2011, 0.2 million RSUs remained authorized for future issuance under this plan.

Voluntary Incentive Deferral Plan
The Company has a Voluntary Incentive Deferral Plan (VIDP), providing eligible senior management employees the opportunity to elect to receive their annual incentive bonus payment and other eligible incentive payments in deferred share units (DSUs). A DSU is equivalent to a common share of the Company and also earns dividends when normal cash dividends are paid on common shares. The number of DSUs received by each participant is established using the average closing price for the 20 trading days prior to and including the date of the incentive payment. For each participant, the Company will grant a further 25% of the amount elected in DSUs, which will vest over a period of four years. The election to receive eligible incentive payments in DSUs is no longer available to a participant when the value of the participant’s vested DSUs is sufficient to meet the Company’s stock ownership guidelines. The value of each participant’s DSUs is payable in cash at the time of cessation of employment. The Company’s liability for DSUs is marked-to-market at each period-end based on the Company’s closing stock price.

The following table provides the 2011 activity for all cash settled awards:

	RSUs		VIDP
In millions	Nonvested	Vested	Nonvested	Vested
Outstanding at December 31, 2010	1.3	0.7	-	1.5
Granted (Payout)	0.5	(0.7)	-	(0.1)
Vested during year	(0.9)	0.9	-	-
Outstanding at December 31, 2011	0.9	0.9	-	1.4

66	2011 Annual Report	U.S. GAAP	Canadian National Railway Company

Notes to Consolidated Financial Statements

The following table provides valuation and expense information for all cash settled awards:

In millions, unless otherwise indicated			RSUs (1)				VIDP (2)		Total
Year of grant	2011	2010	2009	2008	2007	2006
Stock-based compensation expense (recovery)
recognized over requisite service period
Year ended December 31, 2011	$19	$27	$35	$-	N/A	N/A	$21		$102
Year ended December 31, 2010	N/A	$17	$34	$26	$-	N/A	$18		$95
Year ended December 31, 2009	N/A	N/A	$13	$3	$29	$(2)	$33		$76
Liability outstanding
December 31, 2011	$19	$44	$82	N/A	N/A	N/A	$119		$264
December 31, 2010	N/A	$17	$46	$37	N/A	N/A	$99		$199
Fair value per unit
December 31, 2011 ($)	$60.48	$77.59	$80.15	N/A	N/A	N/A	$80.15		N/A
Fair value of awards vested during the year
Year ended December 31, 2011	$-	$-	$82	N/A	N/A	N/A	$1		$83
Year ended December 31, 2010	N/A	$-	$-	$37	N/A	N/A	$1		$38
Year ended December 31, 2009	N/A	N/A	$-	$-	$38	N/A	$3		$41
Nonvested awards at December 31, 2011
Unrecognized compensation cost	$20	$14	$-	N/A	N/A	N/A	$1		$35
Remaining recognition period (years)	2.0	1.0	N/A	N/A	N/A	N/A	N/A	(3)	N/A
Assumptions (4)
Stock price ($)	$80.15	$80.15	$80.15	N/A	N/A	N/A	$80.15		N/A
Expected stock price volatility (5)	18%	18%	N/A	N/A	N/A	N/A	N/A		N/A
Expected term (years) (6)	2.0	1.0	N/A	N/A	N/A	N/A	N/A		N/A
Risk-free interest rate (7)	0.95%	0.92%	N/A	N/A	N/A	N/A	N/A		N/A
Dividend rate ($) (8)	$1.30	$1.30	N/A	N/A	N/A	N/A	N/A		N/A

(1)	Compensation cost is based on the fair value of the awards at period-end using the lattice-based valuation model that uses the assumptions as presented herein.
(2)	Compensation cost is based on intrinsic value.
(3)	The remaining recognition period has not been quantified as it relates solely to the 25% Company grant and the dividends earned thereon, representing a minimal number of units.
(4)	Assumptions used to determine fair value are at December 31, 2011.
(5)	Based on the historical volatility of the Company’s stock over a period commensurate with the expected term of the award.
(6)	Represents the remaining period of time that awards are expected to be outstanding.
(7)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.
(8)	Based on the annualized dividend rate.

Canadian National Railway Company	U.S. GAAP	2011 Annual Report	67

Notes to Consolidated Financial Statements

11	Stock plans continued

(ii) Stock option awards
The Company has stock option plans for eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of granting. The options are exercisable during a period not exceeding 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At December 31, 2011, 11.0 million common shares remained authorized for future issuances under these plans.

Options issued by the Company include conventional options, which vest over a period of time; and performance-accelerated stock options. As at December 31, 2011, the performance-accelerated stock options were fully vested.

For 2011, 2010 and 2009, the Company granted 0.6 million, 0.7 million and 1.2 million, respectively, of conventional stock options to designated senior management employees that vest over a period of four years of continuous employment.

The total number of options outstanding at December 31, 2011, for conventional and performance-accelerated options was 5.3 million and 1.6 million, respectively.

The following table provides the activity of stock option awards during 2011, and for options outstanding and exercisable at December 31, 2011, the weighted-average exercise price.

	Options outstanding		Nonvested options
	Numbef of options	Weighted-average exercise price	Number of options	Weighted-average grant date fair value
	In millions		In millions
Outstanding at December 31, 2010 (1)	8.9	$34.23	2.3	$12.80
Granted	0.6	$68.94	0.6	$15.66
Exercised	(2.6)	$26.94	N/A	N/A
Vested	N/A	N/A	(0.9)	$12.83
Outstanding at December 31, 2011 (1)	6.9	$40.80	2.0	$13.71
Exercisable at December 31, 2011 (1)	4.9	$35.58	N/A	N/A

(1) Stock options with a US dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

The following table provides the number of stock options outstanding and exercisable as at December 31, 2011 by range of exercise price and their related intrinsic value, and for options outstanding, the weighted-average years to expiration. The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the value that would have been received by option holders had they exercised their options on December 31, 2011 at the Company’s closing stock price of $80.15.

		Options outstanding			Options exercisable
Range of exercise prices	Number of options	Weighted- average years to expiration	Weighted average exercise price	Aggregate intrinsic value	Number of options	Weighted- average exercise price	Aggregate intrinsic value
	In millions			In millions	In millions		In millions
$11.63 - $20.51	1.5	1.1	$20.42	$92	1.5	$20.42	$92
$20.52 - $30.19	0.6	1.0	$26.67	29	0.6	$26.67	29
$30.20 - $40.22	0.9	5.9	$35.18	40	0.5	$35.46	24
$40.23 - $50.69	2.0	5.6	$46.11	69	1.6	$46.28	54
$50.70 - $78.24	1.9	7.5	$58.74	40	0.7	$52.50	18
Balance at December 31, 2011 (1)	6.9	4.8	$40.80	$270	4.9	$35.58	$217

(1)
Stock options with a US dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date. As at December 31, 2011, all stock options outstanding were in-the-money. The weighted-average years to expiration of exercisable stock options is 3.5 years.

68	2011 Annual Report	U.S. GAAP	Canadian National Railway Company

Notes to Consolidated Financial Statements

The following table provides valuation and expense information for all stock option awards:

In millions, unless otherwise indicated
Year of grant	2011	2010	2009	2008	2007	2006	2005	Total
Stock-based compensation expense recognized
over requisite service period (1)
Year ended December 31, 2011	$5	$2	$2	$1	$-	N/A	N/A	$10
Year ended December 31, 2010	N/A	$4	$2	$2	$1	$-	N/A	$9
Year ended December 31, 2009	N/A	N/A	$9	$1	$2	$2	$-	$14
Fair value per unit
At grant date ($)	$15.66	$13.09	$12.60	$12.44	$13.37	$13.80	$9.19	N/A
Fair value of awards vested during the year
Year ended December 31, 2011	$-	$2	$4	$3	$3	N/A	N/A	$12
Year ended December 31, 2010	N/A	$-	$4	$3	$3	$3	N/A	$13
Year ended December 31, 2009	N/A	N/A	$-	$3	$3	$3	$3	$12
Nonvested awards at December 31, 2011
Unrecognized compensation cost	$5	$3	$2	$-	$-	N/A	N/A	$10
Remaining recognition period (years)	3.0	2.0	1.0	-	-	N/A	N/A	N/A
Assumptions
Grant price ($)	$68.94	$54.76	$42.14	$48.51	$52.79	$51.51	$36.33	N/A
Expected stock price volatility (2)	26%	28%	39%	27%	24%	25%	25%	N/A
Expected term (years) (3)	5.3	5.4	5.3	5.3	5.2	5.2	5.2	N/A
Risk-free interest rate (4)	2.53%	2.44%	1.97%	3.58%	4.12%	4.04%	3.50%	N/A
Dividend rate ($) (5)	$1.30	$1.08	$1.01	$0.92	$0.84	$0.65	$0.50	N/A

(1)	Compensation cost is based on the grant date fair value using the Black-Scholes option-pricing model that uses the assumptions at the grant date.
(2)
Based on the average of the historical volatility of the Company’s stock over a period commensurate with the expected term of the award and the implied volatility from traded options on the Company’s stock.

(3)
Represents the period of time that awards are expected to be outstanding. The Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behavior are considered separately.

(4)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.
(5)	Based on the annualized dividend rate.

The following table provides information related to stock options exercised during the years ended December 31, 2011, 2010 and 2009:

In millions	Year ended December 31,	2011	2010	2009
Total intrinsic value		$122	$125	$93
Cash received upon exercise of options		$68	$87	$53
Related excess tax benefit realized		$9	$28	$20

(iii) Stock price volatility
Compensation cost for the Company’s RSU plans is based on the fair value of the awards at period end using the lattice-based valuation model for which a primary assumption is the Company’s share price. In addition, the Company’s liability for the VIDP is marked-to-market at period-end and, as such, is also reliant on the Company’s share price. Fluctuations in the Company’s share price cause volatility to stock-based compensation expense as recorded in net income. The Company does not currently hold any derivative financial instruments to manage this exposure. A $1 increase in the Company’s share price at December 31, 2011 would have increased stock-based compensation expense by $3 million, whereas a $1 decrease in the price would have reduced it by $4 million.

Canadian National Railway Company	U.S. GAAP	2011 Annual Report	69

Notes to Consolidated Financial Statements

12	Pensions and other postretirement benefits

The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. Senior and executive management (“executive employees”) subject to certain minimum service and age requirements, are also eligible for an additional retirement benefit under their Special Retirement Stipend Agreements (“SRS”), the Supplemental Executive Retirement Plan (“SERP”) or the Defined Contribution Supplemental Executive Retirement Plan (“DC SERP”). Executive employees who breach the non-compete, non-solicitation and non-disclosure of confidential information conditions of the SRS, SERP or DC SERP plans or other employment agreement will forfeit the retirement benefit under these plans. Should the Company reasonably determine that a current or former executive employee may have violated the conditions of their SRS, SERP, or DC SERP plan or other employment agreement, the Company may at its discretion withhold or suspend payout of the retirement benefit pending resolution of such matter. The Company has suspended payment of the $1.5 million annual retirement benefit due to its former Chief Executive Officer (CEO) pending resolution with the former CEO of issues relating to his compliance with the non-compete, non-solicitation and non-disclosure of confidential information conditions contained in the former CEO’s employment agreement and in respect of which the Company has commenced legal proceedings.

The Company also offers postretirement benefits to certain employees providing life insurance, medical benefits and, for a closed group of employees, free rail travel benefits during retirement. These postretirement benefits are funded as they become due. The information in the tables that follow pertains to all of the Company’s defined benefit plans. However, the following descriptions relate solely to the Company’s main pension plan, the CN Pension Plan, unless otherwise specified.

A. Description of the CN Pension Plan
The CN Pension Plan is a contributory defined benefit pension plan that covers the majority of CN employees. It provides for pensions based mainly on years of service and final average pensionable earnings and is generally applicable from the first day of employment. Indexation of pensions is provided after retirement through a gain/loss sharing mechanism, subject to guaranteed minimum increases. An independent trust company is the Trustee of the Company’s pension trust funds (including the CN Pension Trust Fund). As Trustee, the trust company performs certain duties, which include holding legal title to the assets of the CN Pension Trust Fund and ensuring that the Company, as Administrator, complies with the provisions of the CN Pension Plan and the related legislation. The Company utilizes a measurement date of December 31 for the CN Pension Plan.

B. Funding policy
Employee contributions to the CN Pension Plan are determined by the plan rules. Company contributions are in accordance with the requirements of the Government of Canada legislation, The Pension Benefits Standards Act, 1985, including amendments thereto, and are determined by actuarial valuations. Due to recent legislative changes, actuarial valuations will be required on an annual basis effective for years ending on or after December 31, 2011 for all Canadian plans, or when deemed appropriate by the Office of the Superintendent of Financial Institutions (OSFI). These actuarial valuations are prepared in accordance with legislative requirements and with the recommendations of the Canadian Institute of Actuaries for the valuation of pension plans. The latest actuarial valuation of the CN Pension Plan for funding purposes was conducted as at December 31, 2008 and indicated a funding excess on a going concern and solvency basis. The Company’s next actuarial valuation required as at December 31, 2011 will be performed in 2012. While this actuarial valuation is expected to identify a going concern surplus of approximately $1 billion, on a solvency basis a funding deficit of approximately $1.4 billion is expected due to the level of interest rates applicable during that measurement period and the pension plan asset returns. The federal pension legislation requires funding deficits, as calculated under current pension regulations, to be paid over a number of years. Actuarial valuations are also required annually for the Company’s U.S. pension plans.

In 2011, in anticipation of its future funding requirements, the Company made voluntary contributions of $350 million in excess of the required contributions mainly to strengthen the financial position of its main pension plan, the CN Pension Plan. The Company has been advised by the OSFI that this contribution can be treated as a prepayment against its 2012 pension deficit funding requirements. As a result, the Company’s cash contributions for 2012 are expected to be in the range of approximately $275 million to $575 million for all its pension plans and include a voluntary contribution of approximately $150 million to $450 million. As at February 3, 2012, the Company contributed $250 million to its defined benefit pension plans including a $150 million voluntary contribution.

C. Plan assets
The assets of the Company’s various plans are held in separate trust funds which are diversified by asset type, country and investment strategies. Each year, the CN Board of Directors reviews and confirms or amends the Statement of Investment Policies and Procedures (SIPP) which includes the plans’ long-term asset class mix and related benchmark indices (Policy). This Policy is based on a long-term forward-looking view of the world economy, the dynamics of the plans’ benefit liabilities, the market return expectations of each asset class and the current state of financial markets. The Policy mix in 2011 was: 2% cash

70	2011 Annual Report	U.S. GAAP	Canadian National Railway Company

Notes to Consolidated Financial Statements

and short-term investments, 38% bonds, 47% equities, 4% real estate, 5% oil and gas and 4% infrastructure assets.

Annually, the CN Investment Division, a division of the Company created to invest and administer the assets of the plans, proposes a short-term asset mix target (Strategy) for the coming year, which is expected to differ from the Policy, because of current economic and market conditions and expectations. The Investment Committee of the Board (Committee) regularly compares the actual asset mix to the Policy and Strategy asset mixes and evaluates the actual performance of the trust funds in relation to the performance of the Policy, calculated using Policy asset mix and the performance of the benchmark indices.

The Committee’s approval is required for all major investments in illiquid securities. The SIPP allows for the use of derivative financial instruments to implement strategies or to hedge or adjust existing or anticipated exposures. The SIPP prohibits investments in securities of the Company or its subsidiaries. Investments held in the trust funds consist mainly of the following:

(ii)
Cash, short-term investments and bonds consist primarily of highly liquid securities which ensure adequate cash flows are available to cover near-term benefit payments. Short-term securities are almost exclusively obligations issued by Canadian chartered banks. As at December 31, 2011, 93% of bonds were issued or guaranteed by Canadian, U.S. or other governments.

(ii)	Mortgages consist of mortgage products which are primarily conventional or participating loans secured by commercial properties and publicly traded REITs (Real Estate Investment Trust).

(iii)
Equity investments are well diversified by country, issuer and industry sector. The most significant allocation either to an individual issuer or industry sector was approximately 4% and 21%, respectively, in 2011.

(iv)	Real estate is a diversified portfolio of Canadian land and commercial properties.

(v)	Oil and gas investments include petroleum and natural gas properties operated by the trusts’ wholly-owned subsidiaries and Canadian marketable securities.

(vi)	Infrastructure investments are publically traded trust units, participations in private infrastructure funds and public debt and equity securities of infrastructure and utility companies.

(vii)	Absolute return investments are a portfolio of units of externally managed hedge funds.

The plans’ investment manager monitors market events and exposures to markets, currencies and interest rates daily. When investing in foreign securities, the plans are exposed to foreign currency risk that may be adjusted or hedged; the effect of which is included in the valuation of the foreign securities. Net of the effects mentioned above, the plans were 71% exposed to the Canadian dollar, 7% to European currencies, 11% to the US dollar and 11% to various other currencies as at December 31, 2011. Interest rate risk represents the risk that the fair value of the investments will fluctuate due to changes in market interest rates. Sensitivity to interest rates is a function of the timing and amount of cash flows of the assets and liabilities of the plans. To manage credit risk, established policies require dealing with counterparties considered to be of high credit quality. Derivatives are used from time to time to adjust asset mix or exposures to foreign currencies, interest rate or market risks of the portfolio or anticipated transactions. Derivatives are contractual agreements whose value is derived from interest rates, foreign exchange rates, equity or commodity prices. When derivatives are used for hedging purposes, the gains or losses on the derivatives are offset by a corresponding change in the value of the hedged assets. Derivatives may include forwards, futures, swaps and options.

The tables on the following page present the fair value of plan assets excluding the economic exposure of derivatives as at December 31, 2011 and 2010 by asset class, their level within the fair value hierarchy and the valuation techniques and inputs used to measure such fair value.

Canadian National Railway Company	U.S. GAAP	2011 Annual Report	71

Notes to Consolidated Financial Statements

12	Pensions and other postretirement benefits continued

In millions, unless otherwise indicated			Fair value measurements at December 31, 2011
Asset class	Total	Percentage of total assets	Level 1	Level 2	Level 3
Cash and short-term investments (1)	$1,026	7.0%	$21	$1,005	$-
Bonds (2)
Canada and supranational	1,650	11.2%	-	1,650	-
Provinces of Canada	1,937	13.1%	-	1,937	-
Emerging market debt	288	2.0%	-	288	-
Mortgages (3)	178	1.2%	8	170	-
Equities (4)
Canadian	2,395	16.3%	2,373	-	22
U.S.	1,125	7.6%	1,087	38	-
International	2,712	18.4%	2,680	32	-
Real estate (5)	214	1.5%	-	-	214
Oil and gas (6)	1,232	8.4%	343	-	889
Infrastructure (7)	707	4.8%	9	79	619
Absolute return (8)
Multi-strategy funds	358	2.4%	-	358	-
Fixed income funds	214	1.5%	-	214	-
Equity funds	260	1.8%	-	260	-
Global macro funds	368	2.5%	-	368	-
	$14,664	99.7%	$6,521	$6,399	$1,744
Other (9)	55	0.3%
Total plan assets	$14,719	100%

In millions, unless otherwise indicated			Fair value measurements at December 31, 2010
Asset class	Total	Percentage of total assets	Level 1	Level 2	Level 3
Cash and short-term investments (1)	$429	2.8%	$429	$-	$-
Bonds (2)
Canada and supranational	2,013	13.3%	-	2,013	-
Provinces of Canada	1,292	8.6%	-	1,292	-
Corporate	92	0.6%	-	92	-
Emerging market debt	318	2.1%	-	318	-
Mortgages (3)	205	1.4%	30	175	-
Equities (4)
Canadian	3,228	21.4%	3,204	-	24
U.S.	1,316	8.7%	1,316	-	-
International	3,076	20.4%	3,076	-	-
Real estate (5)	318	2.1%	-	-	318
Oil and gas (6)	1,141	7.6%	289	-	852
Infrastructure (7)	607	4.0%	29	85	493
Absolute return (8)
Multi-strategy funds	311	2.1%	-	106	205
Fixed income funds	197	1.3%	-	197	-
Commodity funds	75	0.5%	-	75	-
Equity funds	148	1.0%	-	147	1
Global macro funds	292	1.9%	-	292	-
	$15,058	99.8%	$8,373	$4,792	$1,893
Other (9)	34	0.2%
Total plan assets	$15,092	100%

Level 1: Fair value based on quoted prices in active markets for identical assets
Level 2: Fair value based on significant observable inputs
Level 3: Fair value based on significant unobservable inputs

72	2011 Annual Report	U.S. GAAP	Canadian National Railway Company

Notes to Consolidated Financial Statements

The following table reconciles the beginning and ending balances of the fair value of investments classified as Level 3.

	Fair value measurements using significant unobservable inputs (Level 3)						Additional information (10)
							Infra-	Absolute
		Real	Oil and	Infra-	Absolute		structure	return
In millions	Equities (4)	estate (5)	gas (6)	structure (7)	return (8)	Total	hedged	hedged
Beginning balance at December 31, 2009	$18	$266	$752	$449	$182	$1,667	$449	$182
Actual return relating to assets still
held at the reporting date	3	32	90	19	(11)	133	46	-
Purchases, sales and settlements	3	(14)	(48)	25	109	75	1	99
Transfers in and/or out of Level 3	-	34	58	-	(74)	18	-	(74)
Balance at December 31, 2010	$24	$318	$852	$493	$206	$1,893	$496	$207
Actual return relating to assets still
held at the reporting date	2	58	90	74	(7)	217	63	(8)
Purchases, sales and settlements	(4)	(162)	(53)	52	(1)	(168)	62	(1)
Transfers in and/or out of Level 3	-	-	-	-	(198)	(198)	-	(198)
Ending balance at December 31, 2011	$22	$214	$889	$619	$-	$1,744	$621	$-

(1)	Short-term investments consist primarily of securities issued by Canadian chartered banks. Such investments are valued at cost, which approximates fair value.
(2)
Bonds are valued using prices obtained from independent pricing data suppliers, predominantly TSX Inc. When prices are not available from independent sources, the bond is valued by comparison to prices obtained for a bond of similar interest rate, maturity and risk.

(3)
Mortgages are secured by real estate. The fair value measurement of $170 million ($175 million in 2010) of mortgages categorized as Level 2 is based on current market yields of financial instruments of similar maturity, coupon and risk factors. Mortgages denominated in foreign currencies are fully hedged back to the Canadian dollar, the effects of which are reflected in the values presented in the tables above.

(4)	The fair value of equity investments of $22 million ($24 million in 2010) categorized as Level 3 represent units in private equity funds which are valued by their administrators.
(5)
The fair value of real estate investments of $214 million ($318 million in 2010) includes land and buildings classified as Level 3. Land is valued based on the fair value of comparable assets, and buildings are valued based on the present value of estimated future net cash flows or the fair value of comparable assets. Independent valuations of land and buildings are performed triennially.

(6)
The fair value of oil and gas investments of $889 million ($852 million in 2010) classified as Level 3 is valued based on estimated future net cash flows that are discounted using prevailing market rates for transactions in similar assets. The future net cash flows are based on forecasted oil and gas prices and projected future annual production and costs.

(7)
Infrastructure funds consist of $9 million ($29 million in 2010) of trust units that are publicly traded and classified as Level 1, $79 million ($85 million in 2010) of bank loans and bonds issued by infrastructure companies classified as Level 2 and $619 million ($493 million in 2010) of infrastructure funds that are classified as Level 3 and are valued based on earnings multiples. Infrastructure funds cannot be redeemed; distributions will be received from the funds as the underlying investments are liquidated. Infrastructure funds denominated in foreign currencies are fully hedged back to the Canadian dollar, the effects of which are reflected in the values presented in the additional information table presented above.

(8)
Absolute return investments are valued using the net asset value as reported by the fund administrators. All hedge fund investments have contractual redemption frequencies, ranging from monthly to annually, and redemption notice periods varying from 5 to 90 days. Hedge fund investments that have redemption dates less frequent than every four months or that have restrictions on contractual redemption features at the reporting date are classified as Level 3. During the year, absolute return investments having a fair value of $198 million (nil in 2010) were transferred from Level 3 to Level 2 as the restrictions on redemption were lifted.

(9)
Other consists of net operating assets required to administer the trust funds’ investment assets and the plans’ benefit and funding activities. Such assets are valued at cost and have not been assigned to a fair value category.

(10)	This additional information demonstrates the fair value of the infrastructure and absolute return funds after considering the effects of foreign currency hedges.

Canadian National Railway Company	U.S. GAAP	2011 Annual Report	73

Notes to Consolidated Financial Statements

12	Pensions and other postretirement benefits continued

D. Additional disclosures

(i) Obligations and funded status

		Pensions		Other postretirement benefits
In millions	Year ended December 31,	2011	2010	2011	2010
Change in benefit obligation
Projected benefit obligation at beginning of year		$14,895	$13,708	$283	$268
Amendments		27	5	1	-
Interest cost		788	837	14	16
Actuarial loss (gain)		577	1,118	(2)	22
Service cost		124	99	4	3
Curtailment gain		-	-	(1)	(1)
Plan participants’ contributions		54	50	-	-
Foreign currency changes		5	(12)	3	(6)
Benefit payments, settlements and transfers		(922)	(910)	(18)	(19)
Projected benefit obligation at end of year		$15,548	$14,895	$284	$283
Component representing future salary increases		(437)	(439)	-	-
Accumulated benefit obligation at end of year		$15,111	$14,456	$284	$283

Change in plan assets
Fair value of plan assets at beginning of year		$15,092	$14,332	$-	$-
Employer contributions		458	411	-	-
Plan participants’ contributions		54	50	-	-
Foreign currency changes		1	(8)	-	-
Actual return on plan assets		36	1,217	-	-
Benefit payments, settlements and transfers		(922)	(910)	-	-
Fair value of plan assets at end of year		$14,719	$15,092	$-	$-
Funded status (Excess (deficiency) of fair value of plan assets over projected benefit obligation at end of year)		$(829)	$197	$(284)	$(283)

Measurement date for all plans is December 31.

The projected benefit obligation and fair value of plan assets for the CN Pension Plan at December 31, 2011 were $14,514 million and $13,992 million respectively ($13,941 million and $14,343 million, respectively, at December 31, 2010).

(ii) Amounts recognized in the Consolidated Balance Sheet

		Pensions		Other postretirement benefits
In millions	December 31,	2011	2010	2011	2010
Noncurrent assets (Note 6)		$-	$442	$-	$-
Current liabilities (Note 7)		-	-	(18)	(18)
Noncurrent liabilities		(829)	(245)	(266)	(265)
Total amount recognized		$(829)	$197	$(284)	$(283)

(iii) Amounts recognized in Accumulated other comprehensive loss (Note 19)

		Pensions		Other postretirement benefits
In millions	December 31,	2011	2010	2011	2010
Net actuarial gain (loss)		$(2,720)	$(1,185)	$3	$1
Prior service cost		$(30)	$(5)	$(3)	$(4)

74	2011 Annual Report	U.S. GAAP	Canadian National Railway Company

Notes to Consolidated Financial Statements

(iv) Information for the pension plans with an accumulated benefit obligation in excess of plan assets

			Pensions		Other postretirement benefits
In millions	December 31,		2011	2010		2011	2010
Projected benefit obligation			$15,015	$436		N/A	N/A
Accumulated benefit obligation			$14,606	$386		N/A	N/A
Fair value of plan assets			$14,191	$191		N/A	N/A

(v) Components of net periodic benefit cost (income)

			Pensions		Other postretirement benefits
In millions	Year ended December 31,	2011	2010	2009	2011	2010	2009
Service cost		$124	$99	$83	$4	$3	$3
Interest cost		788	837	885	14	16	17
Curtailment gain		-	-	-	(1)	(1)	(3)
Settlement loss		3	-	-	-	-	-
Expected return on plan assets		(1,005)	(1,009)	(1,007)	-	-	-
Amortization of prior service cost		2	-	-	2	2	5
Recognized net actuarial loss (gain)		8	3	5	-	(2)	(3)
Net periodic benefit cost (income)		$(80)	$(70)	$(34)	$19	$18	$19

The estimated prior service cost and net actuarial loss for defined benefit pension plans that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost (income) over the next fiscal year are $4 million and $123 million, respectively.

The estimated prior service cost and net actuarial gain for other postretirement benefits that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost (income) over the next fiscal year are $2 million and nil, respectively.

(vi) Weighted-average assumptions used in accounting for pensions and other postretirement benefits

		Pensions		Other postretirement benefits
December 31,	2011	2010	2009	2011	2010	2009
To determine projected benefit obligation
Discount rate (1)	4.84%	5.32%	6.19%	4.70%	5.29%	6.01%
Rate of compensation increase (2)	3.25%	3.50%	3.50%	3.25%	3.50%	3.50%
To determine net periodic benefit cost
Discount rate (1)	5.32%	6.19%	7.42%	5.29%	6.01%	6.84%
Rate of compensation increase (2)	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%
Expected return on plan assets (3)	7.50%	7.75%	7.75%	N/A	N/A	N/A

(1)
The Company’s discount rate assumption, which is set annually at the end of each year, is used to determine the projected benefit obligation at the end of the year and the net periodic benefit cost for the following year. The discount rate is used to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments with a rating of AA or better, would provide the necessary cash flows to pay for pension benefits as they become due. The discount rate is determined by management with the aid of third-party actuaries. The Company’s methodology for determining the discount rate is based on a zero-coupon bond yield curve, which is derived from semi-annual bond yields provided by a third party. The portfolio of hypothetical zero-coupon bonds is expected to generate cash flows that match the estimated future benefit payments of the plans as the bond rate for each maturity year is applied to the plans’ corresponding expected benefit payments of that year.

(2)	The rate of compensation increase is determined by the Company based upon its long-term plans for such increases.
(3)
To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers multiple factors. The expected long-term rate of return is determined based on expected future performance for each asset class and is weighted based on the current asset portfolio mix. Consideration is taken of the historical performance, the premium return generated from an actively managed portfolio, as well as current and future anticipated asset allocations, economic developments, inflation rates and administrative expenses. Based on these factors, the rate is determined by the Company. For 2011, the Company used a long-term rate of return assumption of 7.50% on the market-related value of plan assets to compute net periodic benefit cost. The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately. Effective January 1, 2012 the Company will reduce the expected long-term rate of return on plan assets from 7.50% to 7.25% to reflect management’s current view of long term investment returns. The effect of this change in management’s assumption will be to increase net periodic benefit cost by approximately $20 million.

Canadian National Railway Company	U.S. GAAP	2011 Annual Report	75

Notes to Consolidated Financial Statements

12	Pensions and other postretirement benefits continued

(vii) Health care cost trend rate for other postretirement benefits

For measurement purposes, increases in the per capita cost of covered health care benefits were assumed to be 10% and 9% for 2011 and 2012, respectively. It is assumed that the rate will decrease gradually to 4.5% in 2028 and remain at that level thereafter.

Assumed health care costs have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in the assumed health care cost trend rate would have the following effect:

In millions	One-percentage-point
	Increase	Decrease
Effect on total service and interest costs	$1	$(1)
Effect on benefit obligation	$16	$(14)

(viii) Estimated future benefit payments

In millions	Pension	Other postretirement benefits
2012	$973	$18
2013	$996	$18
2014	$1,018	$19
2015	$1,040	$19
2016	$1,060	$19
Years 2017 to 2021	$5,444	$98

E. Defined contribution and other plans
The Company maintains defined contribution pension plans for certain salaried employees as well as certain employees covered by collective bargaining agreements. The Company also maintains other plans including Section 401(k) savings plans for certain U.S. based employees. The Company’s contributions under these plans are expensed as incurred and amounted to $10 million, $16 mil-lion and $8 million for 2011, 2010 and 2009, respectively.

F. Contributions to multi-employer plan
Under collective bargaining agreements, the Company participates in a multiemployer benefit plan named the Railroad Employees National Early Retirement Major Medical Benefit Plan which is administered by the National Carriers’ Conference Committee (NCCC), and provides certain postretirement health care benefits to certain retirees. The Company’s contributions under this plan are expensed as incurred and amounted to $11 million, $10 million and $8 million in 2011, 2010 and 2009, respectively. The annual contribution rate for the plan is determined by the NCCC and for 2011 was $164.41 per month per active employee ($155.96 in 2010). The plan covered 846 retirees in 2011 (716 in 2010).

13	Other income

In millions	Year ended December 31,	2011	2010	2009
Gain on disposals of properties (1)		$348	$157	$226
Gain on disposal of land		30	20	12
Investment income		3	5	7
Other		20	30	22
Total other income		$401	$212	$267

(1)
2011 includes $60 million and $288 million for the disposal of substantially all of the assets of ICRMT and of a segment of the Company’s Kingston subdivision known as the Lakeshore East, respectively, 2010 includes $152 million for the sale of a portion of the property known as the Oakville subdivision and 2009 includes $69 million and $157 million for the sales of the Lower Newmarket and Weston subdivisions, respectively. See Note 5 - Properties.

76	2011 Annual Report	U.S. GAAP	Canadian National Railway Company

Notes to Consolidated Financial Statements

14	Income taxes

As at December 31, 2011, Deferred and receivable income taxes include a net deferred income tax asset of $46 million ($53 million as at December 31, 2010) and an income tax receivable of $76 million (nil as at December 31, 2010).

The Company’s consolidated effective income tax rate differs from the Canadian, or domestic, statutory Federal tax rate. The effective tax rate is affected by recurring items such as tax rates in provincial, U.S. federal, state and other foreign jurisdictions and the proportion of income earned in those jurisdictions. The effective tax rate is also affected by discrete items such as income tax rate enactments and lower tax rates on capital dispositions that may occur in any given year. The reconciliation of income tax expense is as follows:

In millions	Year ended December 31,	2011	2010	2009
Federal tax rate		16.5%	18.0%	19.0%
Income tax expense at the statutory
Federal tax rate		$(554)	$(518)	$(430)
Income tax (expense) recovery resulting from:
Provincial and foreign taxes		(360)	(308)	(213)
Deferred income tax adjustments due to rate enactments		(40)	-	126
Gain on disposals		62	32	42
Other (1)		(7)	22	68
Income tax expense		$(899)	$(772)	$(407)
Cash payments for income taxes		$482	$214	$245

(1)	Comprises adjustments relating to the resolution of matters pertaining to prior years’ income taxes, including net recognized tax benefits, and other items.

The following table provides tax information on a domestic and foreign basis:

In millions	Year ended December 31,	2011	2010	2009
Income before income taxes
Domestic		$2,464	$2,052	$1,738
Foreign		892	824	523
		$3,356	$2,876	$2,261
Current income tax expense
Domestic		$(340)	$(306)	$(244)
Foreign		(28)	(48)	(25)
		$(368)	$(354)	$(269)
Deferred income tax expense
Domestic		$(288)	$(248)	$(58)
Foreign		(243)	(170)	(80)
		$(531)	$(418)	$(138)

Significant components of deferred income tax assets and liabilities are as follows:

In millions	December 31,	2011	2010
Deferred income tax assets
Pension liability		$226	$-
Personal injury claims and other reserves		134	155
Other postretirement benefits liability		85	88
Net operating losses and tax credit carryforwards (1)		5	11
Total deferred income tax assets		450	254
Deferred income tax liabilities
Properties		5,618	5,129
Net pension asset		-	41
Other		119	183
Total deferred income tax liabilities		5,737	5,353
Total net deferred income tax liability		$5,287	$5,099
Total net deferred income tax liability
Domestic		$2,046	$2,162
Foreign		3,241	2,937
		$5,287	$5,099
Total net deferred income tax liability		$5,287	$5,099
Net current deferred income tax asset		46	53
Net noncurrent deferred income tax liability		$5,333	$5,152

(1)	Net operating losses and tax credit carryforwards will expire between the years 2014 and 2031.

On an annual basis, the Company assesses the need to establish a valuation allowance for its deferred income tax assets, and if it is deemed more likely than not that its deferred income tax assets will not be realized, a valuation allowance is recorded. The ultimate realization of deferred income tax assets is dependant upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities including the available carryback and carryforward periods, projected future taxable income, and tax planning strategies in making this assessment. As at December 31, 2011, in order to fully realize all of the deferred income tax assets, the Company will need to generate future taxable income of approximately $1.6 billion and, based upon the level of historical taxable income and projections of future taxable income over the periods in which the deferred income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. Management has assessed the impacts of the current economic environment and concluded there are no significant impacts to its assertions for the realization of deferred income tax assets. The Company has not recognized a deferred income tax asset ($280 million as at December 31, 2011) on the unrealized foreign exchange loss recorded in Accumulated other comprehensive loss relating to its permanent investment in foreign subsidiaries, as the Company does not expect this temporary difference to reverse in the foreseeable future.

Canadian National Railway Company	U.S. GAAP	2011 Annual Report	77

Notes to Consolidated Financial Statements

14	Income taxes continued

The Company recognized tax credits of $1 million in each of 2011 and 2010, and $6 million in 2009 for eligible research and development expenditures, which reduced the cost of properties.

The following table provides a reconciliation of unrecognized tax benefits on the Company’s domestic and foreign tax positions:

In millions	Year ended December 31,	2011	2010	2009
Gross unrecognized tax benefits at
beginning of year		$57	$83	$79
Increases for:
Tax positions related to the current year		1	4	11
Tax positions related to prior years		11	5	4
Decreases for:
Tax positions related to prior years	-	(31)	(2)
Settlements	(21)	-	(2)
Lapse of the applicable statute of limitations	(2)	(4)	(7)
Gross unrecognized tax benefits at
end of year	$46	$57	$83
Adjustments to reflect tax treaties and
other arrangements	(11)	(27)	(46)
Net unrecognized tax benefits at end of year	$35	$30	$37

As at December 31, 2011, the total amount of gross unrecognized tax benefits was $46 million, before considering tax treaties and other arrangements between taxation authorities. If recognized, all of the net unrecognized tax benefits as at December 31, 2011 would affect the effective tax rate. The Company believes that it is reasonably possible that approximately $16 million of the net unrecognized tax benefits as at December 31, 2011 related to various federal, state, and provincial income tax matters, each of which are individually insignificant, may be recognized over the next twelve months as a result of settlements and a lapse of the applicable statute of limitations.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in Income tax expense in the Company’s Consolidated Statement of Income. The Company recognized approximately $4 million, $5 million and $4 million in accrued interest and penalties during the years ended December 31, 2011, 2010 and 2009, respectively. The Company had approximately $13 million and $19 million of accrued interest and penalties as at December 31, 2011 and 2010, respectively.

In Canada, the Company’s federal income tax returns filed for the years 2007 to 2010 and the provincial income tax returns filed for the years 2006 to 2010 remain subject to examination by the taxation authorities. In the second quarter of 2011, the taxation authorities commenced examinations of the Company’s federal income tax returns for 2007 and 2008 which are expected to be completed during 2012. Current ongoing examinations on specific tax positions taken for federal and provincial income tax returns filed for the 2006 year are also expected to be completed during 2012. In the U.S., both the federal and state income tax returns filed for the years 2007 to 2010 remain subject to examination by the taxation authorities. In the fourth quarter of 2011, the taxation authorities commenced examinations of the Company’s Indiana state income tax returns for 2008 to 2010 which are expected to be completed during 2012. Current on-going examinations of the Company’s Wisconsin state income tax returns for 2003 to 2006 are also expected to be completed during 2012. The Company does not anticipate any significant impacts to its results of operations or financial position as a result of the final resolutions of such matters.

15	Segmented information

The Company manages its operations as one business segment over a single network that spans vast geographic distances and territories, with operations in Canada and the United States. Financial information reported at this level, such as revenues, operating income, and cash flow from operations, is used by corporate management, including the Company’s chief operating decision-maker, in evaluating financial and operational performance and allocating resources across CN’s network.

The Company’s strategic initiatives, which drive its operational direction, are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and Southern Region). Corporate management is responsible for, among others, CN’s marketing strategy, the management of large customer accounts, overall planning and control of infrastructure and rolling stock, the allocation of resources, and other functions such as financial planning, accounting and treasury.

The role of each region is to manage the day-to-day service requirements within their respective territories and control direct costs incurred locally. Such cost control is required to ensure that pre-established efficiency standards set at the corporate level are met. The regions execute the overall corporate strategy and operating plan established by corporate management, as their management of throughput and control of direct costs does not serve as the platform for the Company’s decision-making process. Approximately 90% of the Company’s freight revenues are from national accounts for which freight traffic spans North America and touches various commodity groups. As a result, the Company does not manage revenues on a regional basis since a large number of the movements originate in one region and pass through and/or terminate in another region.

78	2011 Annual Report	U.S. GAAP	Canadian National Railway Company

Notes to Consolidated Financial Statements

The regions also demonstrate common characteristics in each of the following areas:

(i)	each region’s sole business activity is the transportation of freight over the Company’s extensive rail network;

(ii)	the regions service national accounts that extend over the Company’s various commodity groups and across its rail network;

(iii)	the services offered by the Company stem predominantly from the transportation of freight by rail with the goal of optimizing the rail network as a whole;

(iv)	the Company and its subsidiaries, not its regions, are subject to single regulatory regimes in both Canada and the U.S.

For the reasons mentioned herein, the Company reports as one operating segment.

The following tables provide information by geographic area:

In millions	Year ended December 31,	2011	2010	2009
Revenues (1)
Canada		$6,169	$5,630	$4,971
U.S.		2,859	2,667	2,396
		$9,028	$8,297	$7,367

(1)	For the years ended December 31, 2011, 2010 and 2009, the largest customer represented approximately 3% of total revenues for each year.

In millions	Year ended December 31,	2011	2010	2009
Net income
Canada		$1,836	$1,498	$1,436
U.S.		621	606	418
		$2,457	$2,104	$1,854

In millions	December 31,	2011	2010
Properties
Canada		$13,824	$13,312
U.S.		10,093	9,605
		$23,917	$22,917

16	Earnings per share

Year ended December 31,	2011	2010	2009
Basic earnings per share	$5.45	$4.51	$3.95
Diluted earnings per share	$5.41	$4.48	$3.92

The following table provides a reconciliation between basic and diluted earnings per share:

In millions	Year ended December 31,	2011	2010	2009
Net income		$2,457	$2,104	$1,854
Weighted-average shares outstanding		451.1	466.3	469.2
Effect of stock options		3.3	3.8	4.3
Weighted-average diluted shares outstanding		454.4	470.1	473.5

Basic earnings per share are calculated based on the weighted-average number of common shares outstanding over each period. Diluted earnings per share are calculated based on the weighted-average diluted shares outstanding using the treasury stock method, which assumes that any proceeds received from the exercise of in-the-money stock options would be used to purchase common shares at the average market price for the period. For the years ended December 31, 2011, 2010 and 2009, the weighted-average number of stock options that were not included in the calculation of diluted earnings per share, as their inclusion would have had an anti-dilutive impact, were 0.1 million, nil and 0.4 million, respectively.

Canadian National Railway Company	U.S. GAAP	2011 Annual Report	79

Notes to Consolidated Financial Statements

17	Major commitments and contingencies

A. Leases
The Company has operating and capital leases, mainly for locomotives, freight cars and intermodal equipment. Of the capital leases, many provide the option to purchase the leased items at fixed values during or at the end of the lease term. As at December 31, 2011, the Company’s commitments under these operating and capital leases were $665 million and $1,254 million, respectively. Minimum rental payments for operating leases having initial non-cancelable lease terms of more than one year and minimum lease payments for capital leases in each of the next five years and thereafter are as follows:

In millions	Operating	Capital
2012	$128	$99
2013	103	151
2014	76	270
2015	61	109
2016	45	297
2017 and thereafter	252	328
	$665	1,254
Less: imputed interest on capital leases at rates
ranging from approximately 0.7% to 11.8%		299
Present value of minimum lease payments
included in debt		$955

The Company also has operating lease agreements for its automotive fleet with one-year non-cancelable terms for which its practice is to renew monthly thereafter. The estimated annual rental payments for such leases are approximately $30 million and generally extend over five years.

Rent expense for all operating leases was $143 million, $176 million and $213 million for the years ended December 31, 2011, 2010 and 2009, respectively. Contingent rentals and sub-lease rentals were not significant.

B. Commitments
As at December 31, 2011, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives, and other equipment and services, as well as outstanding information technology service contracts and licenses, at an aggregate cost of $727 million ($740 million as at December 31, 2010). The Company also has remaining estimated commitments in relation to the acquisition of the principal lines of the former Elgin, Joliet and Eastern Railway Company of approximately $130 million to be spent over the next few years for railroad infrastructure improvements, grade separation projects, as well as commitments under a series of agreements with individual communities and a comprehensive voluntary mitigation program established to address surrounding municipalities’ concerns. The commitment for the grade separation projects is based on estimated costs provided by the STB at the time of acquisition and could be subject to adjustment. In addition, remaining implementation costs associated with the U.S. federal government legislative requirement to implement positive train control (PTC) by 2015 are estimated to be approximately $193 million (US$190 million). The Company also has agreements with fuel suppliers to purchase approximately 61% of its estimated 2012 volume, 41% of its anticipated 2013 volume and 11% of its anticipated 2014 volume at market prices prevailing on the date of the purchase.

C. Contingencies
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

Canada
Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. As such, the provision for employee injury claims is discounted. In the provinces where the Company is self-insured, costs related to employee work-related injuries are accounted for based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. A comprehensive actuarial study is generally performed at least on a triennial basis. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

As at December 31, 2011, 2010 and 2009, the Company’s provision for personal injury and other claims in Canada was as follows:

In millions	2011	2010	2009
Balance January 1	$200	$178	$189
Accruals and other	31	59	48
Payments	(32)	(37)	(59)
Balance December 31	$199	$200	$178
Current portion - Balance December 31	$39	$39	$34

United States
Personal injury claims by the Company’s employees, including claims alleging occupational disease and work-related injuries, are subject to the provisions of the Federal Employers’ Liability Act (FELA). Employees are compensated under FELA for damages

80	2011 Annual Report	U.S. GAAP	Canadian National Railway Company

Notes to Consolidated Financial Statements

assessed based on a finding of fault through the U.S. jury system or through individual settlements. As such, the provision is undiscounted. With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury, including asserted and unasserted occupational disease claims, and property damage claims, based on actuarial estimates of their ultimate cost. A comprehensive actuarial study is performed annually.

For employee work-related injuries, including asserted occupational disease claims, and third-party claims, including grade crossing, trespasser and property damage claims, the actuarial valuation considers, among other factors, CN’s historical patterns of claims filings and payments. For unasserted occupational disease claims, the actuarial study includes the projection of CN’s experience into the future considering the potentially exposed population. The Company adjusts its liability based upon management’s assessment and the results of the study. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

Due to the inherent uncertainty involved in projecting future events, including events related to occupational diseases, which include but are not limited to, the timing and number of actual claims, the average cost per claim and the legislative and judicial environment, the Company’s future payments may differ from current amounts recorded.

External actuarial studies reflecting favorable claims development over recent years have supported net reductions to the Company’s provision for U.S. personal injury and other claims of $6 million, $19 million and $60 million in 2011, 2010 and 2009, respectively. The reductions were mainly attributable to decreases in the Company’s estimates of unasserted claims and costs related to asserted claims as a result of its ongoing risk mitigation strategy focused on reducing the frequency and severity of claims through injury prevention and containment; mitigation of claims; and lower settlements for existing claims.

As at December 31, 2011, 2010 and 2009, the Company’s provision for personal injury and other claims in the U.S. was as follows:

In millions	2011	2010	2009
Balance January 1	$146	$166	$265
Accruals and other	30	7	(46)
Payments	(65)	(27)	(53)
Balance December 31	$111	$146	$166
Current portion - Balance December 31	$45	$44	$72

Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at December 31, 2011, or with respect to future claims, cannot be reasonably determined. When establishing provisions for contingent litigation, the Company considers, where a probable loss estimate cannot be made with reasonable certainty, a range of potential probable losses for each such matter, and records the amount it considers the most reasonable estimate within the range. However, when no amount within the range is a better estimate than any other amount, the minimum amount in the range is accrued. For matters where a loss is reasonably possible but not probable, a range of potential losses could not be estimated due to various factors which may include the limited availability of facts, the lack of demand for specific damages and the fact that proceedings were at an early stage. Based on information currently available, the Company believes that the eventual outcome of the actions against the Company will not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position. However, due to the inherent inability to predict with certainty unforeseeable future developments, there can be no assurance that the ultimate resolution of these actions will not have a material adverse effect on the Company’s results of operations, financial position or liquidity in a particular quarter or fiscal year.

D. Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.

Known existing environmental concerns
The Company has identified approximately 310 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, associated with alleged contamination and is subject to environmental clean-up and enforcement actions, including those imposed by the United States Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, or analogous state laws. CERCLA and similar state laws, in addition to other similar Canadian and U.S. laws, generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as

Canadian National Railway Company	U.S. GAAP	2011 Annual Report	81

Notes to Consolidated Financial Statements

17	Major commitments and contingencies continued

those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 10 sites governed by the Superfund law (and analogous state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.

The ultimate cost of addressing these known contaminated sites cannot be definitely established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination; the nature of antici-pated response actions, taking into account the available clean-up techniques; evolving regulatory standards governing environ-mental liability; and the number of potentially responsible parties and their financial viability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. A liability is initially recorded when environ-mental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action re-quired, can be reasonably estimated. The Company estimates the costs related to a particular site using cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts. In the case of multiple parties, the Company accrues its allocable share of liability taking into account the Company’s alleged responsibility, the number of potentially responsible parties and their ability to pay their re-spective share of the liability. Adjustments to initial estimates are recorded as additional information becomes available.

The Company’s provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Environmental accruals, which are classified as Casualty and other in the Consolidated Statement of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

As at December 31, 2011, 2010 and 2009, the Company’s provision for specific environmental sites was as follows:

In millions	2011	2010	2009
Balance January 1	$150	$103	$125
Accruals and other	17	67	(7)
Payments	(15)	(20)	(15)
Balance December 31	$152	$150	$103
Current portion - Balance December 31	$63	$34	$38

The Company anticipates that the majority of the liability at December 31, 2011 will be paid out over the next five years. However, some costs may be paid out over a longer period. The Company expects to partly recover certain accrued remediation costs associated with alleged contamination and has recorded a receivable in Intangible and other assets for such recover-able amounts. Based on the information currently available, the Company considers its provisions to be adequate.

Unknown existing environmental concerns
While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years based on known information, the discovery of new facts, future changes in laws, the possibility of releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including:

(i)	the lack of specific technical information available with respect to many sites;

(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites; and

(iv)	the determination of the Company’s liability in proportion to other potentially responsible parties and the ability to recover costs from any third parties with respect to particular sites.

Therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company’s financial position or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

82	2011 Annual Report	U.S. GAAP	Canadian National Railway Company

Notes to Consolidated Financial Statements

Future occurrences
In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws and other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.

Regulatory compliance
The Company may incur significant capital and operating costs associated with environmental regulatory compliance and clean-up requirements, in its railroad operations and relating to its past and present ownership, operation or control of real property. Operating expenses for environmental matters amounted to $4 million in 2011, $23 million in 2010 and $11 million in 2009. In addition based on the results of its operations and maintenance programs, as well as ongoing environmental audits and other factors, the Company plans for specific capital improvements on an annual basis. Certain of these improvements help ensure facilities, such as fuelling stations and waste water and storm water treatment systems, comply with environmental standards and include new construction and the updating of existing systems and/or processes. Other capital expenditures relate to assessing and remediating certain impaired properties. The Company’s environmental capital expenditures amounted to $11 million in 2011, $14 million in 2010 and $9 million in 2009.

E. Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.

The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

(i) Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2012 and 2022, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At December 31, 2011, the maximum exposure in respect of these guarantees was $112 million. There are no recourse provisions to recover any amounts from third parties.

(ii) Other guarantees
As at December 31, 2011, the Company, including certain of its subsidiaries, has granted $499 million of irrevocable standby letters of credit and $10 million of surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at December 31, 2011, the maximum potential liability under these guarantee instruments was $509 million, of which $439 million related to workers’ compensation and other employee benefit liabilities and $70 million related to equipment under leases and other liabilities. The letters of credit were drawn on the Company’s bilateral letter of credit facilities. The Company has not recorded a liability in respect of these guarantee instruments as they relate to the Company’s future performance. In addition, as the Company does not expect to make any payments under these guarantee instruments, the Company has not recorded an additional liability at December 31, 2011 with respect to such guarantees as they relate to the Company’s future performance. The majority of the guarantee instruments mature at various dates between 2012 and 2014.

(iii) General indemnifications
In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to:

(a)	contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements;

(b)	contracts granting rights to others to use the Company’s property, such as leases, licenses and easements;

(c)	contracts for the sale of assets;

(d)	contracts for the acquisition of services;

(e)	financing agreements;

(f)	trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors;

(g)	transfer agent and registrar agreements in respect of the Company’s securities;

Canadian National Railway Company	U.S. GAAP	2011 Annual Report	83

Notes to Consolidated Financial Statements

17	Major commitments and contingencies continued

(h)
trust and other agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements;

(i)	pension transfer agreements;

(j)	master agreements with financial institutions governing derivative transactions;

(k)
settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements; and

(l)	acquisition agreements.

To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be reasonably determined.

During the year, the Company entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be reasonably determined. As a result, the Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded. There are no recourse provisions to recover any amounts from third parties.

18	Financial instruments

A. Risk management

In the normal course of business, the Company is exposed to various risks such as customer credit risk, commodity price risk, interest rate risk, foreign currency risk, and liquidity risk. To manage these risks, the Company follows a financial risk management frame-work, which is monitored and approved by the Company’s Finance Committee, with a goal of maintaining a strong balance sheet, optimizing earnings per share and free cash flow, financing its operations at an optimal cost of capital and preserving its liquidity. The Company has limited involvement with derivative financial instruments in the management of its risks and does not use them for trading purposes. At December 31, 2011, the Company did not have any significant derivative financial instruments outstanding.

(i) Customer credit risk
In the normal course of business, the Company monitors the financial condition and credit limits of its customers and reviews the credit history of each new customer. Although the Company believes there are no significant concentrations of credit risk, economic conditions can affect the Company’s customers and can result in an increase to the Company’s credit risk and exposure to business failures of its customers. To manage its credit risk on an ongoing basis, the Company’s focus is on keeping the average daily sales outstanding within an acceptable range and working with customers to ensure timely payments, and in certain cases, requiring financial security, including letters of credit.

(ii) Fuel
The Company is exposed to commodity price risk related to purchases of fuel and the potential reduction in net income due to increases in the price of diesel. The impact of variable fuel expense is mitigated substantially through the Company’s fuel surcharge program which apportions incremental changes in fuel prices to shippers within agreed upon guidelines. While this program provides effective coverage, residual exposure remains given that fuel price risk cannot be completely mitigated due to timing and given the volatility in the market. As such, the Company may enter into derivative instruments to mitigate such risk when considered appropriate.

(iii) Interest rate
The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates.

Such risk exists in relation to the Company’s pension and postretirement plans and to its long-term debt. Overall return in the capital markets and the level of interest rates affect the funded status of the Company’s pension plans, particularly the Company’s main Canadian pension plan. Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuations may have a material adverse effect on the funded status of the plans and on the Company’s results of operations.

84	2011 Annual Report	U.S. GAAP	Canadian National Railway Company

Notes to Consolidated Financial Statements

The Company mainly issues fixed-rate debt, which exposes the Company to variability in the fair value of the debt. The Company also issues debt with variable interest rates through commercial paper borrowing and capital leases, which exposes the Company to variability in interest expense. To manage its interest rate exposure, the Company manages its borrowings in line with liquidity needs, maturity schedule, and currency and interest rate profile. In anticipation of future debt issuances, the Company may enter into forward rate agreements. The Company does not currently hold any significant derivative financial instruments to manage its interest rate risk. At December 31, 2011, Accumulated other comprehensive loss included an unamortized gain of $8 million, $6 million after-tax ($10 million, $7 million after-tax at December 31, 2010) relating to treasury lock transactions settled in a prior year, which are being amortized over the term of the related debt.

(iv) Foreign currency
The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Changes in the exchange rate between the Canadian dollar and other currencies (including the US dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby further affect the Company’s revenues and expenses.

All of the Company’s U.S. operations are self-contained foreign entities with the US dollar as their functional currency. Accordingly, the U.S. operations’ assets and liabilities are translated into Canadian dollars at the rate in effect at the balance sheet date and the revenues and expenses are translated at average exchange rates during the year. All adjustments resulting from the translation of the foreign operations are recorded in Other comprehensive income (loss). For the purpose of minimizing volatility of earnings resulting from the conversion of US dollar-denominated long-term debt into the Canadian dollar, the Company designates the US dollar-denominated long-term debt of the parent company as a foreign currency hedge of its net investment in U.S. subsidiaries. As a result, from the dates of designation, foreign exchange gains and losses on translation of the Company’s US dollar-denominated long-term debt are recorded in Accumulated other comprehensive loss.

Occasionally, the Company enters into short-term foreign exchange contracts as part of its cash management strategy. At December 31, 2011, the Company did not have any foreign exchange contracts outstanding.

(v) Liquidity risk
The Company monitors and manages its cash requirements to ensure sufficient access to funds to meet operational and investing requirements. The Company pursues a solid financial policy framework with the goal of maintaining a strong balance sheet, by monitoring its adjusted debt-to-total capitalization and adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) ratios, and preserving an investment grade credit rating to be able to maintain access to public financing.

The Company’s principal source of liquidity is cash generated from operations, which is supplemented by its commercial paper program to meet short-term liquidity needs. If the Company were to lose access to the program for an extended period of time, the Company could rely on its $800 million revolving credit facility. The Company’s primary uses of funds are for working capital requirements, including income tax installments as they become due and pension contributions, contractual obligations, capital expenditures relating to track infrastructure and other, acquisitions, dividend payouts, and the repurchase of shares through a share buyback program, when applicable. The Company sets priorities on its uses of available funds based on short-term operational requirements, expenditures to maintain a safe railway and strategic initiatives, while also considering its long-term contractual obligations and returning value to its shareholders.

B. Fair value of financial instruments
Generally accepted accounting principles define the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which the carrying amounts are included in the Consolidated Balance Sheet under the following captions:

(i)	Cash and cash equivalents, Restricted cash and cash equivalents, Accounts receivable, Other current assets, Accounts payable and other:
The carrying amounts approximate fair value because of the short maturity of these instruments.

(ii)	Intangible and other assets:
Included in Intangible and other assets are equity investments for which the carrying value approximates the fair value, with the exception of certain cost investments for which the fair value was estimated based on the Company’s proportionate share of the underlying net assets.

(iii)	Debt:
The fair value of the Company’s debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity.

Canadian National Railway Company	U.S. GAAP	2011 Annual Report	85

Notes to Consolidated Financial Statements

18	Financial instruments continued

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments as at December 31, 2011 and December 31, 2010 for which the carrying values on the Consolidated Balance Sheet are different from their fair values:

In millions	December 31, 2011		December 31, 2010
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets
Investments (Note 6)	$31	$126	$25	$114
Financial liabilities
Total debt (Note 9)	$6,576	$7,978	$6,071	$6,937

19	Accumulated other comprehensive loss

The components of Accumulated other comprehensive loss are as follows:

In millions		December 31,	2011	2010
Foreign exchange loss			$(769)	$(796)
Pension and other postretirement benefit plans			(2,076)	(920)
Derivative instruments (Note 18)			6	7
Accumulated other comprehensive loss			$(2,839)	$(1,709)

The components of Other comprehensive loss and the related tax effects are as follows:

In millions	Year ended December 31,	2011	2010	2009
Accumulated other comprehensive loss - Balance at January 1		$(1,709)	$(948)	$(155)
Other comprehensive income (loss):
Foreign exchange gain (loss) (net of income tax (expense) recovery of $19, $(53) and $(131), for 2011, 2010 and 2009, respectively)		27	(68)	(153)
Pension and other postretirement benefit plans (net of income tax (expense) recovery of $401, $241 and $223, for 2011, 2010 and 2009, respectively)		(1,156)	(692)	(640)
Derivative instruments (net of income tax recovery of $1, nil and nil for 2011, 2010 and 2009, respectively)		(1)	(1)	-
Other comprehensive loss		(1,130)	(761)	(793)
Accumulated other comprehensive loss - Balance at December 31		$(2,839)	$(1,709)	$(948)

20	Comparative figures

Certain figures previously reported in 2010 and 2009 have been reclassified to conform with the basis of presentation adopted in 2011.

86	2011 Annual Report	U.S. GAAP	Canadian National Railway Company

Corporate Governance – Delivering Responsibly

CN is committed to being a good corporate citizen. At CN, sound corporate citizenship touches nearly every aspect of what we do, from governance to business ethics, from safety to environmental protection. Central to this comprehensive approach is our strong belief that good corporate citizenship is simply good business.

CN has always recognized the importance of good governance. As it evolved from a Canadian institution to a North American publicly traded company, CN voluntarily followed certain corporate governance requirements that, as a company based in Canada, it was not technically compelled to follow. We continue to do so today. Since many of our peers – and shareholders – are based in the United States, we want to provide the same assurances of sound practices as our U.S. competitors.

Hence, we adopt and adhere to corporate governance practices that either meet or exceed applicable Canadian and U.S. corporate governance standards. As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE), CN complies with ap-plicable rules adopted by the Canadian Securities Administrators and the rules of the U.S. Securities and Exchange Commission giving effect to the provisions of the U.S. Sarbanes-Oxley Act of 2002.

As a Canadian company, we are not required to comply with many of the NYSE corporate governance rules, and instead may comply with Canadian governance practices. However, except as summarized on our website (www.cn.ca in the Delivering Responsibly – Governance section), our governance practices comply with the NYSE corporate governance rules in all significant respects.

Consistent with the belief that ethical conduct goes beyond compliance and resides in a solid governance culture, the Delivering Responsibly – Governance section on the CN website contains CN’s Corporate Governance Manual (including the charters of our Board and of our Board committees) and CN’s Code of Business Conduct. Printed versions of these documents are also available upon request to CN’s Corporate Secretary.

Because it is important to CN to uphold the highest standards in corporate governance and that any potential or real wrongdoings be reported, CN has also adopted methods allowing employees and third parties to report accounting, auditing and other concerns, as more fully described on our website.

We are proud of our corporate governance practices. For more information on these practices, please refer to our website, as well as to our proxy circular – mailed to our shareholders and also available on our website. CN understands that our long-term success is connected to our contribution to a sustainable future. That is why we are committed to the safety of our employees, the public and the environment; delivering reliable, efficient service so our customers succeed in global markets; building stronger communities; and providing a great place to work. Our sustainability activities are outlined in our Delivering Responsibly report, which can be found on our website: www.cn.ca

For the third straight year, CN’s practices have earned it a place on the Dow Jones Sustainability Index (DJSI) North America, which includes an assessment of CN’s governance practices.

CN received the Best Corporate Governance Award from IR Magazine in 2009 and 2010, and in 2011 we received the Canadian Coalition for Good Governance Award for Best Disclosure of Board Governance Practices and Director Qualifications.

Canadian National Railway Company	U.S. GAAP	2011 Annual Report	87

Shareholder and Investor Information

Annual meeting

The annual meeting of shareholders will be held at 10 a.m. ADT on April 24, 2012 at:

The World Trade and Convention Centre
Grand Ballroom, Room 200C
1800 Argyle Street
Halifax, Nova Scotia, Canada

Annual information form

The annual information form may be obtained on CN's website (www.cn.ca) or by writing to:

The Corporate Secretary
Canadian National Railway Company
935 de La Gauchetière Street West
Montreal, Quebec H3B 2M9

Transfer agent and registrar

Computershare Trust Company of Canada

Offices in:
Montreal, QC;
Toronto, ON;
Calgary, AB;
Vancouver, BC

Telephone: 1-800-564-6253
www.computershare.com/investorcentrecanada

Co-transfer agent and co-registrar

Computershare Trust Company N.A.
Att: Stock Transfer Department

Overnight Mail Delivery:
250 Royall Street, Canton MA 02021

Regular Mail Delivery: P.O. Box 43070,
Providence, RI 02940-3070

Telephone: 303-262-0600 or 1-800-962-4284

Shareholder services

Shareholders having inquiries concerning their shares, wishing to obtain information about CN, or to receive dividends by direct deposit or in U.S. dollars may obtain detailed information by communicating with:

Computershare Trust Company of Canada
Shareholder Services
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1

Telephone: 1-800-564-6253
www.computershare.com/investorcentrecanada

Stock exchanges

CN common shares are listed on the Toronto
and New York stock exchanges.

Ticker symbols:
CNR (Toronto Stock Exchange)
CNI (New York Stock Exchange)

Investor relations

Robert Noorigian
Vice-President, Investor Relations
Telephone: 514-399-0052

Head office

Canadian National Railway Company
935 de La Gauchetière Street West
Montreal, Quebec H3B 2M9

P.O. Box 8100
Montreal, Quebec H3C 3N4

Additional copies of this report are available from: CN Public Affairs 935 de La Gauchetière Street West Montreal, Quebec H3B 2M9 Telephone: 1-888-888-5909 Email: contact@cn.ca
La version française du présent rapport est disponible à l’adresse suivante :

Affaires publiques du CN

935, rue de La Gauchetière Ouest
Montréal (Québec) H3B 2M9
Téléphone : 1-888-888-5909
Courriel : contact@cn.ca

88	2011 Annual Report	Canadian National Railway Company

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